Filed pursuant to Rule 424(b)(4)
Registration No. 333-189350

PROSPECTUS

17,500,000 Common Units

Representing Limited Partner Interests

OCI Partners LP

This is the initial public offering of common units representing limited partner interests of OCI Partners LP. We are offering 17,500,000 common units in this offering.

Prior to this offering, there has been no public market for our common units. We have been approved to list our common units on the New York Stock Exchange under the symbol “OCIP.”

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, as long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Prospectus Summary—Our Emerging Growth Company Status.”

Investing in our common units involves a high degree of risk. Before purchasing any of our common units, you should carefully read the discussion of material risks of investing in our common units in “Risk Factors” beginning on page 23. These risks include the following:

•	We may not have sufficient cash available for distribution to pay any quarterly distribution on our common units.

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The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly cash distributions over time.

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For each of the year ended December 31, 2012 and the twelve months ended June 30, 2013, on a pro forma basis, we would not have generated sufficient cash available for distribution to pay the per unit quarterly distribution that we project we will be able to pay for the twelve months ending September 30, 2014.

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We have a limited operating history during which we have experienced both planned and unplanned downtime. As a result, you may have difficulty evaluating our ability to pay quarterly cash distributions to our unitholders or our ability to be successful in implementing our business strategy.

•	Our profitability is vulnerable to fluctuations in the prices at which we sell methanol and ammonia and the cost of natural gas, our primary feedstock.

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Our facility faces operating hazards and interruptions, including unscheduled maintenance or downtime. We could face significant reductions in revenues and increases in expenses to the extent these hazards or interruptions cause a material decline in production and are not fully covered by our existing insurance coverage.

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Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

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There is no existing market for our common units, and we do not know if one will develop to provide you with adequate liquidity. If our unit price fluctuates after this offering, you could lose a significant part of your investment.

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Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the IRS were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to additional amounts of entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$18.00	$315,000,000
Underwriting discount(1)	$1.08	$18,900,000
Proceeds, before expenses, to OCI Partners LP(2)	$16.92	$296,100,000
(1)	Excludes an aggregate structuring fee equal to 0.25% of the gross proceeds from this offering payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated. Please read “Underwriting.”
(2)	We intend to use a substantial portion of the net proceeds from this offering to repay outstanding indebtedness. For a detailed explanation of our intended use of the net proceeds from this offering, please read “Use of Proceeds” on page 52.

We have granted the underwriters an option to purchase up to an additional 2,625,000 common units from us at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the common units to purchasers on or about October 9, 2013 through the book-entry facilities of The Depository Trust Company.

BofA Merrill Lynch	Barclays	Citigroup

Allen & Company LLC	J.P. Morgan

The date of this prospectus is October 3, 2013.

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You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with additional, different or inconsistent information from that contained in this prospectus and any free writing prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus or in any free writing prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common units and the distribution of this prospectus outside of the United States.

Industry and Market Data

When we make statements in this prospectus about our position in the methanol industry, the ammonia industry, any sector of those industries or about our market share, we are making those statements based on our belief as to their accuracy. This belief is based on data regarding the methanol industry and the ammonia industry, including trends in such markets and our position and the position of our competitors within those industries, derived from a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information (including the reports and other information our competitors file with the U.S. Securities and Exchange Commission (“SEC”), which we did not participate in preparing and as to which we make no representation), as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

In this prospectus, we rely on and refer to information regarding the methanol industry and the ammonia industry and future methanol and ammonia production and consumption from Jim Jordan and Associates, LP (“Jim Jordan”), with respect to the methanol industry, and Blue, Johnson & Associates, Inc. (“Blue Johnson”), with respect to the ammonia industry. Unless otherwise indicated, the information set forth in this prospectus regarding (i) the methanol industry, is derived from information provided by Jim Jordan as of September 5, 2013, and (ii) the ammonia industry, is derived from information provided by Blue Johnson as of September 3, 2013, and is included in this prospectus in reliance upon the authority of Jim Jordan and Blue Johnson as experts on the methanol industry and the ammonia industry, respectively. Neither Jim Jordan nor Blue Johnson is affiliated with us. Each of Jim Jordan and Blue Johnson has consented to being named in this prospectus.

We do not have any knowledge that the market and industry data and forecasts provided to us from third party sources are inaccurate in any material respect. However, we have been advised that certain information provided to us from third party sources is derived from estimates or subjective judgments, and while such third party sources have assured us that they have taken reasonable care in the compilation of such information and believe it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that, notwithstanding such qualification by such third party sources, the market and industry data provided in this prospectus is accurate in all material respects.

Our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors.”

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including “Risk Factors” and the historical audited and unaudited condensed financial statements and the unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus, before making a decision to invest in our common units. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their option to purchase additional common units, and, accordingly, that the 2,625,000 common units that could be purchased by the underwriters pursuant to such option will instead be issued to OCI USA Inc. at the expiration of the option period.

Unless the context otherwise requires, references in this prospectus to “our partnership,” “we,” “our,” “us” and similar terms, when used in a historical context, refer to the business and operations of OCI Beaumont LLC, a Texas limited liability company (“OCIB”) that OCI USA Inc. will contribute to OCI Partners LP in connection with this offering. When used in the present tense or future tense, those terms and “OCI Partners LP” refer to OCI Partners LP, a Delaware limited partnership, and its subsidiaries, including OCIB. References to “our general partner” refer to OCI GP LLC, a Delaware limited liability company and a wholly owned subsidiary of OCI USA Inc. References to “OCI” refer to OCI N.V., a Dutch public limited liability company, and its consolidated subsidiaries other than us, our subsidiaries and our general partner. References to “OCI USA” refer to OCI USA Inc., a Delaware corporation, which is an indirect wholly owned subsidiary of OCI. References to “OCI Fertilizer” refer to OCI Fertilizer International B.V., a Dutch private limited liability company, which is an indirect wholly owned subsidiary of OCI. The transactions being entered into in connection with this offering that are described beginning on page 11 of this prospectus are referred to herein as the “Transactions.” You should also read the “Glossary of Selected Terms” contained in Appendix B for definitions of some of the terms we use to describe our business and industry and other terms used in this prospectus.

OCI Partners LP

Overview

We are a Delaware limited partnership formed in February 2013 to own and operate a recently upgraded, integrated methanol and ammonia production facility that is strategically located on the Texas Gulf Coast near Beaumont. We are currently the largest merchant methanol producer in the United States with an annual methanol production capacity of approximately 730,000 metric tons and an annual ammonia production capacity of approximately 265,000 metric tons, and we are in the early stages of a debottlenecking project that will increase our annual methanol production capacity by 25% to approximately 912,500 metric tons and our annual ammonia production capacity by 15% to approximately 305,000 metric tons. Given our advantageous access and connectivity to customers and attractively priced natural gas feedstock supplies, we believe that we are one of the lowest-cost producers of methanol and ammonia in our markets and intend to capitalize on our competitive position to maximize our cash flow. We believe that the prospects for our methanol and ammonia business will remain positive for the foreseeable future because of growing U.S. and global demand for methanol and ammonia, our continued access to attractively priced natural gas feedstock, the United States’ current position as a net importer of both methanol and ammonia and our competitive position in our markets.

Both methanol and ammonia are global commodities that are essential building blocks for numerous end-use products. Methanol is a liquid petrochemical that is used in a variety of industrial and energy-related applications. Methanol is used in industrial applications to produce adhesives used in manufacturing wood products, such as plywood, particle board and laminates, resins to treat paper and plastic products, paint and varnish removers, solvents for the textile industry and polyester fibers for clothing and carpeting. Methanol is also used outside of the United States as a direct fuel for automobile engines, as a fuel blended with gasoline and as an octane booster in reformulated gasoline. In the United States, ammonia is primarily used as a feedstock to produce nitrogen fertilizers, such as urea and ammonium sulfate, and is also directly applied to soil as a fertilizer. In addition, ammonia is widely used in industrial applications, particularly in the Texas Gulf Coast market, including in the production of plastics, synthetic fibers, resins and numerous other chemical compounds.

Natural gas, methanol and ammonia commodity market dynamics have contributed favorably to our profitability in four ways. First, increased natural gas production from shale formations in the United States has increased domestic supplies of natural gas, resulting in a relatively low natural gas price environment. Second, robust and increasing domestic and global demand for both methanol and ammonia has led to historically high prices for those commodities. Third, domestic methanol and ammonia production capacity is currently constrained, as the higher domestic natural gas price environment during the period from 1998 through 2007 prompted U.S. producers to shut down or relocate U.S. production facilities, which has resulted in significantly more domestic demand for methanol and ammonia than can be satisfied with domestic production and substantial reliance on foreign imports to meet domestic demand for methanol and ammonia. Consequently, approximately 82% of U.S. methanol demand and approximately 39% of U.S. ammonia demand during 2012 was met by imports according to Jim Jordan and Blue Johnson, respectively. Fourth, we and other domestic methanol and ammonia producers have been able to satisfy a growing portion of domestic demand as foreign natural gas-based producers, particularly in Trinidad, are experiencing declining methanol and ammonia production due to decreased natural gas production and declining natural gas reserves. The favorable pricing environment for our products driven by robust demand, together with attractive natural gas feedstock prices, has enabled us to realize significant profit margins since our facility began operating at full capacity in the fourth quarter of 2012.

We expect the current commodity market dynamics for our products and natural gas feedstock to continue for the foreseeable future. In addition, according to Jim Jordan, annual U.S. demand for methanol is forecasted to increase from approximately 6.0 million metric tons in 2012 to approximately 7.1 million metric tons by 2016, representing a compound annual growth rate of approximately 4.2%, while annual domestic production of methanol is expected to increase from approximately 1.1 million metric tons to approximately 5.1 million metric tons over this same period. Moreover, according to Blue Johnson, annual U.S. demand for ammonia is forecasted to increase from approximately 16.5 million metric tons in 2012 to approximately 17.5 million metric tons in 2016, representing a compound annual growth rate of approximately 1.5%, while annual domestic production of ammonia is expected to increase from approximately 10.1 million metric tons to approximately 11.7 million metric tons over this same period, which is expected to result in an annual production deficit of approximately 5.8 million metric tons in 2016. In addition, recent increases in domestic natural gas production levels from shale formations have resulted in a significant increase in the supply of natural gas, leading to a lower natural gas price environment in the United States compared to other regions. We expect this trend of relatively low natural gas prices in the United States to continue for the foreseeable future as a result of ongoing investment in the development of shale formations and related midstream infrastructure.

We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. For the six months ended June 30, 2013, our net income and EBITDA, on a pro forma basis, were approximately $82.7 million and $108.2 million, respectively. Subject to certain assumptions, we expect our net income and EBITDA to be approximately $156.8 million and $206.7 million, respectively, for the twelve months ending September 30, 2014. Our net income and EBITDA were approximately $81.0 million and $108.2 million, respectively, for the six months ended June 30, 2013 and were approximately $51.8 million and $76.4 million, respectively, for the year ended December 31, 2012. For a reconciliation of EBITDA to net income and the assumptions used in our forecast of our net income and EBITDA for the twelve months ending September 30, 2014, please read “Selected Historical and Pro Forma Financial and Operating Data” and “Our Cash Distribution Policy and Restrictions on Distribution—Unaudited Forecasted Cash Available for Distribution.”

Our Competitive Strengths

Attractively Priced Natural Gas for Methanol and Ammonia Production. Given our ready access to abundant domestic natural gas supplies and our relatively low natural gas feedstock costs compared to our overseas competitors, including Trinidadian producers, we believe that we are one of the lowest-cost producers of methanol and ammonia in our markets. For the six months ended June 30, 2013, natural gas feedstock represented approximately 63.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 75.0% of our variable cost of goods sold (exclusive of depreciation)). The emergence of a U.S. “shale gas advantage” has led to an increase in the domestic production of natural gas, resulting in attractive domestic natural gas feedstock prices. Please read “Industry Overview—Natural Gas Feedstock.” In addition, continued robust demand for methanol and ammonia globally has resulted in a favorable pricing environment for our products. Since our facility began operating at full capacity in the fourth quarter of 2012, we have been able to compete effectively with higher-cost foreign producers and realize significant profit margins.

Favorable Market Fundamentals with Growing Demand for Our Products. Due to growing demand and constrained domestic production capacity for our products, we expect the fundamentals for the production and sale of methanol and ammonia in the United States to remain favorable for the foreseeable future.

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According to Jim Jordan, annual global demand for methanol is forecasted to increase from 62.6 million metric tons in 2012 to 81.2 million metric tons in 2016, representing a compound annual growth rate of approximately 6.7%. Annual U.S. demand for methanol is forecasted to increase from 6.0 million metric tons to 7.1 million metric tons over this same period, representing a compound annual growth rate of approximately 4.2%. Over this same period, the United States is expected to remain a net importer of methanol, as Jim Jordan forecasts that annual domestic methanol production will increase to only 5.1 million metric tons by the end of 2016. We expect prices for methanol to remain favorable for the foreseeable future as global prices for methanol are highly correlated to the prices set by higher-cost, coal-based methanol producers in China.

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According to Blue Johnson, annual global demand for ammonia is forecasted to increase from 166.0 million metric tons in 2012 to 182.0 million metric tons in 2016, representing a compound annual growth rate of approximately 2.3%. Annual U.S. demand for ammonia is forecasted to increase from 16.5 million metric tons to 17.5 million metric tons over this same period, representing a compound annual growth rate of approximately 1.5%. Over this same period, the United States is expected to remain a net importer of ammonia, as Blue Johnson forecasts that imports will comprise approximately 6.4 million metric tons of U.S. consumption in 2016. In addition, Blue Johnson forecasts that ammonia prices in the United States will remain elevated for the foreseeable future as a result of growing agricultural demand and continued strong industrial demand, particularly in the Texas Gulf Coast region.

As a result of growing demand and constrained production capacity in the United States, we expect that domestic producers of methanol and ammonia will continue to displace a portion of imported supplies for the foreseeable future because of the higher feedstock and transportation costs associated with foreign supplies.

Strategic Location on the Texas Gulf Coast with Access to Port and Pipeline Facilities. We are strategically located on the Texas Gulf Coast, which provides us advantageous access and connectivity to our existing and prospective customers and attractively priced natural gas feedstock supplies. Our facility is connected to established infrastructure and transportation facilities, including pipeline connections to adjacent customers and port access with dedicated methanol and ammonia export barge docks. We also have the flexibility to add rail and truck loading facilities to improve delivery options for our customers. We have connections to one major interstate and three major intrastate natural gas pipelines that provide us access to significantly more natural gas supply than our facility requires and flexibility in sourcing our natural gas feedstock. Our facility is located in close proximity to many of our major customers, which allows us to deliver our products to those customers at competitive prices and realize greater margins than overseas suppliers that are subject to significant costs associated with transporting product to our markets. In addition, we have direct pipeline connections to certain of our methanol and ammonia customers, which provides us a competitive advantage in supplying their methanol and ammonia requirements.

Recently Upgraded Production Facility that Operates Efficiently and Maximizes Returns. We completed an upgrade on the methanol and ammonia production units at our facility in 2012. From January 1, 2013 through August 31, 2013, our methanol production unit and our ammonia production unit each operated at an approximate 97% utilization rate relative to their respective nameplate capacities. As a means of further optimizing our production efficiencies, we are in the early stages of a debottlenecking project on our production facility that is expected to be completed in the second half of 2014 and increase our annual methanol production capacity by approximately 25% and our annual ammonia production capacity by approximately 15%. For information on our debottlenecking project, please read “—Our Debottlenecking Project.”

Advantageous Relationship with Our Sponsor, OCI. We expect to benefit from OCI’s commercial, operational and technical expertise. OCI is a global nitrogen-based fertilizer producer and engineering and construction contractor based in the Netherlands, with projects and investments across Europe, the United States, South America, the Middle East, North Africa and Central Asia. We expect to benefit from OCI’s expertise in strategic development, as OCI’s management team has successfully executed over $25 billion in acquisitions, divestments and greenfield projects in 15 countries in the past eight years. In June 2013, we entered into a procurement and construction contract with Orascom E&C USA Inc., an indirect wholly owned construction subsidiary of OCI, for our debottlenecking project. OCI Construction Group’s technical expertise and experience with large-scale infrastructure and industrial projects were critical to the recent upgrade of our facility that was completed in 2012 and will be essential to the cost-effective implementation of our debottlenecking project.

Experienced Management and Operational Team. We are managed by an experienced and dedicated team of executives with a long history in the chemical industry. Our senior operational team has an average of 30 years of experience in the chemical industry and significant experience operating facilities such as ours. In fact, a majority of our operating management team ran our facility for many years under prior ownership. Our management team was responsible for developing and executing the recent upgrade of our facility and will be integral in the execution of our debottlenecking project and any future expansion projects. After the completion of this offering, we expect that Mr. Frank Bakker, our President and Chief Executive Officer, and each member of our senior operational team will devote 100% of their time to managing and operating our business. We expect that Mr. Fady Kiama, our Vice President and Chief Financial Officer, will devote approximately 75% of his time to managing our financial affairs.

Our Business Strategies

Distribute 100% of Our Cash Available for Distribution Each Quarter. Upon the completion of this offering, the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter to unitholders of record on a pro rata basis. We do not intend to maintain excess distribution coverage or retain funds in order to maintain stable quarterly distributions or fund future distributions. Unlike many publicly traded partnerships, our general partner will have a non-economic general partner interest and will have no incentive distribution rights. Therefore, all of our cash distributions will be made to our unitholders, in contrast to other publicly traded partnerships, some of which distribute up to 50% of their quarterly cash distributions in excess of specified levels to their general partner. Our structure is designed to maximize distributions to our unitholders and to align OCI’s interests with those of our other unitholders. We expect our distribution yield to be approximately 11.81% (calculated by dividing our forecasted distribution for the twelve months ending September 30, 2014 of $2.125 per common unit by $18.00 (the public offering price per common unit set forth on the cover page of this prospectus)). Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution.”

Pursue Organic Growth Opportunities and Strategic Acquisitions. We will continue to evaluate methods of expanding our production capabilities and product offerings. We are in the early stages of a debottlenecking project that is designed to increase our annual methanol production capacity by approximately 182,500 metric tons, or approximately 25%, and increase our annual ammonia production capacity by approximately 40,000 metric tons, or approximately 15%. As part of the debottlenecking project, we additionally plan to complete a maintenance turnaround as well as various other upgrades to our facility. We expect that the debottlenecking project will be completed in the second half of 2014 and currently estimate the total cost of the project will be approximately $150 million (including costs associated with a maintenance turnaround and various other upgrades). We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering. Please read “—Our Debottlenecking Project.”

We also intend to pursue strategic acquisitions that offer attractive synergies and maximize distributions to our unitholders, such as increasing our logistical capabilities by purchasing infrastructure at the industrial park in which our production facility is located. In addition, we intend to evaluate and pursue acquisition and development opportunities that will enhance our operating platform and increase our cash available for distribution.

Maintain High Utilization Rates. From January 1, 2013 through August 31, 2013, we operated at an approximate 97% utilization rate relative to the respective nameplate capacities of our methanol and ammonia production units, and we intend to maintain consistent and reliable operations at our facility, which are critical to our financial performance and results of operations. Efficient production of methanol and ammonia requires reliable and stable operations at our facility due to the high costs associated with planned and unplanned downtime. In addition, strict production schedules are essential in order to maximize utilization and productivity and to ensure a competitive cost position. We intend to continue implementing our rigorous maintenance program, which is executed by a skilled, experienced and well-trained workforce, at regular intervals. To continue to maintain our high utilization rates and minimize downtime at our facility, we plan to perform maintenance capital projects that require downtime during scheduled turnarounds. We believe that our diligent adherence to proactive maintenance programs and the experience of our workforce will minimize unplanned downtime and maintain our facility’s longevity and high utilization rates.

Continue Commitment to Health, Safety and the Environment. We are committed to maintaining a culture that makes health, safety and the environment a high priority. We have made significant investments in safety analysis and reporting technology and have established a track record of safe operations, with a total case incident rate (the average number of work-related injuries incurred by 100 workers during a one-year period) for both our employees and contractors of 0.13 for 2012 and 0.76 from January 1, 2013 through August 31, 2013. We also view personnel training as essential for accident prevention and successful operation of our facility and intend to continue our efforts in these areas. In addition, we are participating in Occupational Safety and Health Act (“OSHA”) Voluntary Protection Programs to become an OSHA Star site. Companies in OSHA’s Star Program have achieved injury and illness rates at or below the national average of their respective industries. We believe that our commitment to health, safety and the environment is critical to the success of our business.

Maintain a Conservative and Flexible Capital Structure. We are committed to maintaining a conservative capital structure with prudent leverage that affords us the financial flexibility to execute our business strategy. As of June 30, 2013, on a pro forma basis, after giving effect to the Transactions described below (including this offering), we would have had approximately $397.8 million of total indebtedness (excluding unamortized debt discount of approximately $3.5 million) and approximately $160.3 million of cash and cash equivalents, resulting in net leverage of $237.5 million (or approximately $353.5 million of total indebtedness (excluding unamortized debt discount of approximately $3.5 million) and approximately $160.3 million of cash and cash equivalents, resulting in net leverage of $193.2 million, if the underwriters exercise their option to purchase additional common units in full). We will retain a portion of net proceeds from this offering to pre-fund growth capital expenditures, including the anticipated remaining costs of our debottlenecking project (including a maintenance turnaround and various other upgrades).

Our Sponsor

OCI is a global nitrogen-based fertilizer producer and engineering and construction contractor based in the Netherlands, with projects and investments across Europe, the United States, South America, the Middle East, North Africa and Central Asia. The OCI Fertilizer Group owns and operates nitrogen fertilizer plants in the Netherlands, the United States, Egypt and Algeria and has an international distribution platform spanning from the Americas to Asia. The OCI Fertilizer Group ranks among the world’s largest nitrogen fertilizer producers by production capacity with annual production capacity of nearly 7.0 million metric tons.

The OCI Fertilizer Group’s latest greenfield project, the Iowa Fertilizer Company located near the Mississippi River in Wever, Iowa, is a $1.8 billion plant that is the first world scale natural gas-based fertilizer plant to be built in the United States in nearly 25 years. The plant is being constructed by Orascom E&C USA Inc., an indirect wholly owned subsidiary of OCI, and is expected to produce approximately 2.0 million metric tons of nitrogen fertilizer annually following completion of construction in late 2015. In connection with financing the project, Iowa Fertilizer Company issued approximately $1.2 billion of tax-exempt bonds, representing one of the largest non-investment grade transactions ever sold in the U.S. tax-exempt bond market.

The OCI Construction Group provides international engineering and construction services primarily on infrastructure, industrial and high-end commercial projects in the United States, Europe, the Middle East, North Africa and Central Asia for public and private clients. According to the Engineering News Record, the OCI Construction Group consistently ranks among the world’s top global contractors.

OCI employs more than 75,000 people in 35 countries and is listed on the NYSE Euronext in Amsterdam under the symbol “OCI.” OCI’s market capitalization, as reported by Bloomberg, was approximately $9.9 billion as of August 31, 2013.

Our Facility

Our integrated methanol and ammonia production facility is located on a 28-acre site south of Beaumont, Texas on the Neches River. We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012.

The following table sets forth our facility’s production capacity and storage capacity:

Product	Current Production Capacity		Production during the Six Months Ended June 30, 2013	Expected Production Capacity after Completion of Debottlenecking Project		Product Storage Capacity (Metric Tons)
	Metric Tons/Day	Metric Tons/Year(1)	Metric Tons	Metric Tons/Day	Metric Tons/Year(1)
Methanol	2,000	730,000	347,400	2,500	912,500	42,000 (2 tanks)
Ammonia	726	264,990	128,900	835	304,775	18,000 (1 tank)

(1)	Assumes facility operates 365 days per year.

Our Debottlenecking Project

As a means of further optimizing our production efficiencies, we are in the early stages of a debottlenecking project on our production facility, including a maintenance turnaround and environmental upgrades, which we collectively refer to as our “debottlenecking project.” This project is expected to increase our annual methanol production capacity by approximately 182,500 metric tons, or approximately 25%, and increase our annual ammonia production capacity by approximately 40,000 metric tons, or approximately 15%. We expect the debottlenecking project to be completed in the second half of 2014 and currently estimate the total cost of the project to be approximately $150 million (including costs associated with a maintenance turnaround and environmental upgrades). We expect to shut down our facility for approximately 30 to 40 days in the second half of 2014 in order to complete our debottlenecking project. As of August 31, 2013, OCIB had incurred approximately $15.5 million in expenditures related to our debottlenecking project, including costs associated with engineering fees and down payments on equipment, and will fund any costs incurred through the completion of this offering. We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering. Please read “Business—Our Growth Projects—Our Debottlenecking Project.”

Feedstock Supply

The primary feedstock that we use to produce methanol and ammonia is natural gas. Operating at full capacity, our methanol and ammonia production units together require approximately 84,000 MMBtu per day of natural gas. For the six months ended June 30, 2013, natural gas feedstock costs represented approximately 63.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 75.0% of our variable cost of goods sold (exclusive of depreciation)). Accordingly, our profitability depends in large part on the price of our natural gas feedstock.

We have connections to one major interstate and three major intrastate natural gas pipelines that provide us flexibility in sourcing our natural gas supplies. We currently source natural gas from a subsidiary of DCP Midstream Partners, LP (“DCP Midstream”) and a subsidiary of Kinder Morgan Energy Partners, L.P. (“Kinder Morgan”). In addition, we have recently connected our facility to a natural gas pipeline owned by Florida Gas Transmission Company, LLC (“Florida Gas Transmission”) and a natural gas pipeline owned by Houston Pipe Line Company LP (“Houston Pipe Line Company”). We believe that we have ready access to an abundant supply of natural gas for the foreseeable future due to our location and connectivity to major natural gas pipelines.

Customers and Contracts

We generate our revenues from the sale of methanol and ammonia manufactured at our facility. We sell our products, primarily under contract, to industrial users and commercial traders for further processing or distribution. For the six months ended June 30, 2013 and the year ended December 31, 2012, we derived approximately 64% and 73%, respectively, of our revenues from the sale of our products to commercial traders for further processing or distribution and derived approximately 36% and 27%, respectively, of our revenues from the sale of our products to industrial users. In addition, we derive a portion of our revenues from uncontracted sales of methanol and ammonia. For the six months ended June 30, 2013 and the year ended December 31, 2012, we derived approximately 0% and 7%, respectively, of our revenues from uncontracted sales of our products. We are party to methanol sales contracts with a subsidiary of Methanex Corporation (“Methanex”), a subsidiary of Koch Industries, Inc. (“Koch”), a subsidiary of Exxon Mobil Corporation (“ExxonMobil”), Arkema Inc. (“Arkema”) and a subsidiary of Lucite International, Inc. (“Lucite”). Consistent with industry practice, these contracts set our pricing terms to reflect a specified discount to a published monthly benchmark methanol price (Jim Jordan or Southern Chemical), and our methanol is sold on a free on board (“FOB”) basis when delivered by barge. Currently, we deliver approximately 34% of our methanol sales by barge and approximately 66% of our methanol sales by pipeline.

We generally sell ammonia under monthly contracts with a subsidiary of Transammonia, Inc. (“Transammonia”), a subsidiary of Koch and a subsidiary of Rentech Nitrogen Partners, L.P. (“Rentech”). Consistent with industry practice, these contracts set our pricing terms to reflect a specified discount to a published monthly benchmark ammonia price (CFR Tampa). Although we have ammonia pipeline connections with certain of our customers, currently all of our ammonia is sold on an FOB basis and is transported by barge.

Recent Developments

Based on preliminary data, for the quarter ending September 30, 2013, we expect to produce approximately 135,000 to 145,000 metric tons of methanol and approximately 65,000 to 75,000 metric tons of ammonia based on an estimated 72 and 92 operating days for our methanol unit and ammonia unit, respectively. During this same quarter, we expect to sell approximately 138,000 to 148,000 metric tons of methanol and approximately 75,000 to 85,000 metric tons of ammonia. The shutdown of our methanol unit during this unplanned downtime led to a decrease of income from operations before interest expense, other income and income tax expense of approximately $8.0 million to $9.0 million. In addition, we incurred approximately $2.0 million to $2.5 million of additional costs related to the unplanned downtime.

During July and August of 2013, we experienced 13 days of unplanned downtime as we took our methanol unit offline to repair our syngas machine, including replacing a rotor and installing new bearings. These items were expected to be replaced during the planned turnaround scheduled for the third quarter of 2014. We have made a business interruption claim with our insurance providers to cover a portion of our losses associated with this unplanned downtime. We estimate that our total claim for losses associated with this unplanned downtime will be approximately $9.0 million to $11.0 million and that our net recovery will be approximately $3.8 million to $5.8 million (after incurring a deductible of approximately $5.2 million). To the extent that we receive any insurance proceeds in connection with our insurance claim, we will receive such insurance proceeds no earlier than the fourth quarter of 2013, and the effect of the receipt of any insurance proceeds will not be included in our results for the quarter ended September 30, 2013. Please read “Business—Insurance” for a description of our property damage and business interruption insurance policies. Please also read “Risk Factors—Our facility faces operating hazards and interruptions, including unscheduled maintenance or downtime. We could face significant reductions in revenues and increases in expenses to the extent these hazards or interruptions cause a material decline in production and are not fully covered by our existing insurance coverage. Insurance companies that currently insure companies in our industry may cease to do so, may change the coverage provided or may substantially increase premiums in the future.”

Because our financial statements for the quarter ending September 30, 2013 are not yet available, the estimates included above are preliminary, unaudited and not reviewed by our accountants. The estimates reflect our current best estimates and may be revised as a result of management’s further review of our results. During the course of the preparation of our financial statements and related notes, we may identify items that would require us to make material adjustments to the preliminary financial information presented above. In addition, the preliminary financial information presented above is subject to a wide variety of risks and uncertainties, including significant business, economic and competitive risks and uncertainties described under the headings “Risk Factors” and “Forward-Looking Statements” elsewhere in this prospectus, that could cause our actual results to differ materially from those contained in such preliminary financial information.

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•	the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable). Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the following risk factors, the risks described in “Risk Factors” and the other information in this prospectus before investing in our common units. Please also read “Forward-Looking Statements.”

•	We may not have sufficient cash available for distribution to pay any quarterly distribution on our common units.

•

The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly cash distributions over time.

•

For each of the year ended December 31, 2012 and the twelve months ended June 30, 2013, on a pro forma basis, we would not have generated sufficient cash available for distribution to pay the per unit quarterly distribution that we project we will be able to pay for the twelve months ending September 30, 2014.

•

We have a limited operating history during which we have experienced both planned and unplanned downtime. As a result, you may have difficulty evaluating our ability to pay quarterly cash distributions to our unitholders or our ability to be successful in implementing our business strategy.

•	Our profitability is vulnerable to fluctuations in the prices at which we sell methanol and ammonia and the cost of natural gas, our primary feedstock.

•

Our facility faces operating hazards and interruptions, including unscheduled maintenance or downtime. We could face significant reductions in revenues and increases in expenses to the extent these hazards or interruptions cause a material decline in production and are not fully covered by our existing insurance coverage.

•

Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

•

There is no existing market for our common units, and we do not know if one will develop to provide you with adequate liquidity. If our unit price fluctuates after this offering, you could lose a significant part of your investment.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the IRS were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to additional amounts of entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

The Transactions

OCI Partners LP was formed on February 7, 2013 by OCI USA to own, operate and grow our methanol and ammonia business. In connection with this offering, OCI USA, an indirect wholly owned subsidiary of OCI, will contribute all of its ownership interest in OCIB to OCI Partners LP. In this prospectus, we refer to the following transactions that have taken place or will take place in connection with this offering, collectively, as the “Transactions.”

The following transactions have already occurred prior to this offering:

•

In November 2011, January 2012, May 2012 and July 2013, OCIB entered into intercompany loan agreements (the “Previous Intercompany Term Loan Agreements”) with OCI Fertilizer and borrowed an aggregate of approximately $170.5 million (the “Intercompany Term Loans”); OCIB used the proceeds from the Intercompany Term Loans to fund the upgrade of our facility, to satisfy working capital requirements and for general corporate purposes;

•

On May 21, 2013, OCIB entered into a $360.0 million senior secured term loan credit facility (the “Previous Term Loan Facility”) with a group of lenders and Bank of America, N.A., as administrative agent. The Previous Term Loan Facility was comprised of two term loans in the amounts of $125.0 million (the “Previous B-1 Loan”) and $235.0 million (the “Previous B-2 Loan”), respectively;

•

OCIB used all $125.0 million of proceeds under the Previous B-1 Loan to repay outstanding borrowings under a term loan facility with a group of lenders, including Credit Agricole Corporate and Investment Bank, as facility agent;

•

OCIB used approximately $230.0 million of the proceeds from the Previous B-2 Loan to finance a distribution to OCI USA and approximately $2.8 million of the proceeds from the Previous B-2 Loan to pay for bank fees, accrued interest and legal fees associated with the Previous Credit Facility;

•	OCIB transferred an office lease to OCI USA;

•

On August 20, 2013, OCIB entered into a new $360.0 million senior secured term loan credit facility (the “Term Loan Facility”) with a syndicate of institutional lenders and investors and Bank of America, N.A., as administrative agent, to repay borrowings under the Previous Term Loan Facility. The new Term Loan Facility is comprised of two term loans in the amounts of $125.0 million (the “Term B-1 Loan”) and $235.0 million (the “Term B-2 Loan” and, together with the Term B-1 Loan, the “Term Loans”), respectively;

•	On August 20, 2013, OCIB entered into a new $40.0 million intercompany revolving credit facility with OCI Fertilizer, as the lender; and

•

On September 15, 2013, OCIB entered into a new intercompany term facility agreement (the “Intercompany Term Facility Agreement”) with OCI Fertilizer, as lender, to amend and restate each of the Previous Intercompany Term Loan Agreements and to govern the parties’ obligations with respect to the Intercompany Term Loans.

Additionally, at or prior to the completion of this offering, the following transactions will occur:

•	OCIB will transfer certain of its employees to OCI GP LLC and transfer certain other of its employees to OCI USA;

•	OCIB will distribute to OCI USA all of OCIB’s cash, restricted cash and accounts receivable;

•	OCI USA will contribute the member interests it owns in OCIB to OCI Partners LP in exchange for 63,000,000 common units;

•

OCI Partners LP will (i) pay offering expenses, estimated at approximately $4.0 million, excluding the underwriting discount, (ii) pay a structuring fee of approximately $0.8 million to Merrill Lynch, Pierce, Fenner & Smith Incorporated for the evaluation, analysis and structuring of OCI Partners LP in connection with this offering and (iii) make a capital contribution to OCIB of the remaining net proceeds from this offering of approximately $291.3 million;

•	OCIB will use the capital contribution from OCI Partners LP of the net proceeds from this offering referred to in the immediately preceding bullet as described in “Use of Proceeds;”

•

OCI Partners LP’s partnership agreement and the limited liability company agreement of OCI GP LLC will be amended and restated to the extent necessary to reflect the transactions in the contribution agreement; and

•

OCI Partners LP will redeem the limited partner interest issued to OCI USA in connection with OCI Partners LP’s formation and will retire such limited partner interest in exchange for a payment of $1,000 to OCI USA.

The number of common units to be issued to OCI USA includes 2,625,000 common units that will be issued at the expiration of the underwriters’ option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters’ option to purchase additional common units would reduce the common units shown as issued to OCI USA by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to OCI USA at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units from us to repay a portion of OCIB’s remaining outstanding Intercompany Term Loans with OCI Fertilizer. Please read “Use of Proceeds.”

Organizational Structure After the Transactions

After giving effect to the Transactions described above and assuming the underwriters’ option to purchase additional common units from us is not exercised, our common units will be held as follows:

Public common units(1)	21.7%
OCI common units(1)	78.3%

Total	100.0%

(1)

If the underwriters exercise in full their option to purchase an additional 2,625,000 common units from us, then the public will hold approximately 25.0% of our common units and OCI USA, an indirect wholly owned subsidiary of OCI, will hold approximately 75.0% of our common units.

The following simplified diagram depicts our organizational structure after giving effect to the Transactions described above.

Management of OCI Partners LP

We are managed and operated by the board of directors and executive officers of OCI GP LLC, our general partner. OCI USA, an indirect wholly owned subsidiary of OCI, is the sole member of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the New York Stock Exchange (“NYSE”). Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. For more information about the directors and executive officers of our general partner, please read “Management.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 5470 N. Twin City Highway, Nederland, Texas 77627, our mailing address is P.O. Box 1647, Nederland, Texas 77627 and our telephone number is (409) 723-1900. Following the completion of this offering, our website will be located at www.ocipartnerslp.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is in the best interests of our partnership. However, because our general partner is an indirect, wholly owned subsidiary of OCI, the officers and directors of our general partner and the officers and directors of OCI have a duty to manage the business of our general partner in a manner that is in the best interests of OCI. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including OCI, on the other hand. For a more detailed description of the conflicts of interest and duties of our general partner, please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties.”

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including OCI, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Duties—Duties of the General Partner” for a description of the fiduciary duties imposed on our general partner by Delaware law, the replacement of those duties with contractual standards under our partnership agreement and certain legal rights and remedies available to holders of our common units. For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

The Offering

Issuer	OCI Partners LP, a Delaware limited partnership.

Common Units Offered to the Public	17,500,000 common units.

20,125,000 common units if the underwriters exercise their option to purchase additional common units from us in full.

Common Units Outstanding after this Offering	80,500,000 common units. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, we will issue 2,625,000 additional common units to OCI USA at the expiration of the option period for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to such exercise of the option will be issued to OCI USA at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

In addition, our general partner will own a non-economic general partner interest in us which will not entitle it to receive distributions.

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount, structuring fees and the estimated offering expenses payable by us, will be approximately $291.3 million. We intend to use the net proceeds from this offering as follows:

•	approximately $125.0 million to repay in full and terminate the Term B-1 Loan;

•	approximately $158.6 million to pay a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering; and

•	the remainder to repay a portion of OCIB’s outstanding Intercompany Term Loans with OCI Fertilizer.

If the underwriters exercise their option to purchase up to additional common units in full, the additional net proceeds would be approximately $44.3 million. We will use the net proceeds from any exercise of the underwriters’ option to purchase additional common units from us to repay a portion of OCIB’s remaining outstanding Intercompany Term Loans with OCI Fertilizer.

Cash Distributions	Within 45 days after the end of each quarter, beginning with the first full quarter following the closing date of this offering, we expect to make distributions, as determined by the board of directors of our general partner, to unitholders of record on the applicable record date.

Upon the completion of this offering, the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter. If we have cash available for distribution, our first distribution will take place following the first full quarter after the completion of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the completion of this offering. Cash available for distribution for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that cash available for distribution for each quarter will generally equal the excess of the cash we generate during the quarter over cash needed for maintenance capital expenditures, debt service and other contractual obligations and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, nor do we intend to incur debt to pay quarterly distributions. Other than the expansion capital expenditures we intend to fund with the net proceeds from this offering, we expect to finance substantially all of our growth externally with commercial bank or intercompany borrowings or by issuances of debt or equity securities.

Because our policy will be to distribute 100% of the cash available for distribution that we generate each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low cash flow from operations, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our cash flow during such quarter. As a result, our cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of, among other things, variations in our operating performance and cash flows caused by fluctuations in the prices of our natural gas supply and the demand for and prices of methanol and ammonia. Such variations in the amount of our quarterly distributions may be significant. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly cash distributions over time. We may change our distribution policy at any time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

For each of the year ended December 31, 2012 and the twelve months ended June 30, 2013, on a pro forma basis, we would not have generated sufficient cash available for distribution to pay the per unit quarterly distribution that we project we will be able to pay for the twelve months ending September 30, 2014. In addition, as of December 31, 2012 and June 30, 2013, on a historical basis, we did not have sufficient cash on hand to pay the per unit quarterly distribution that we project we will be able to pay for the twelve months ending September 30, 2014. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution.”

Subject to certain assumptions and assuming the board of directors of our general partner declares distributions in accordance with our cash distribution policy, we expect that our cash available for distribution for the twelve months ending September 30, 2014 will be approximately $171.1 million, or $2.125 per common unit, and we expect that our cash available for distribution for the three months ending December 31, 2014 will be approximately $69.2 million, or $0.860 per common unit. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution.” Unanticipated events may occur that could materially adversely affect the actual results we achieve during the forecast periods. Consequently, our actual results of operations, cash flows, need for reserves and financial condition during the forecast periods may vary from the forecasts, and such variations may be material. Prospective investors are cautioned not to place undue reliance on our forecasts and should make their own independent assessment of our future results of operations, cash flows and financial condition. In addition, the board of directors of our general partner may be required to or elect to eliminate our distributions at any time during periods of reduced prices or demand for our products, among other reasons. Please read “Risk Factors.”

For a calculation of our ability to make distributions to unitholders based on our pro forma results of operations for the year ended December 31, 2012 and the twelve months ended June 30, 2013, please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution.” Our pro forma cash available for distribution generated during the year ended December 31, 2012 and the twelve months ended June 30, 2013 would have been $43.6 million and $138.1 million, respectively. However, the pro forma cash available for distribution information for the year ended December 31, 2012 and the twelve months ended June 30, 2013 that we include in this prospectus do not necessarily reflect the actual cash on hand that would have been available for distribution at the end of those periods. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution—Reconciliation of Unaudited Pro Forma Cash Available for Distribution to Actual Cash on Hand.”

Incentive Distribution Rights	None.

Subordinated Units	None.

Issuance of Additional Partnership Interests	Our partnership agreement authorizes us to issue an unlimited number of additional units and other partnership interests and rights to purchase units and other partnership interests for the consideration and on the terms and conditions determined by the board of directors of our general partner without the approval of our unitholders. Please read “The Partnership Agreement—Issuance of Additional Securities” and “Common Units Eligible for Future Sale.”

Limited Voting Rights	Our general partner manages us and our operations. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or our general partner’s directors on an annual or other continuing basis. Our general partner may be removed by a vote of the holders of at least 66 2/3% of our outstanding common units, including any common units held by our general partner and its affiliates (including OCI USA), voting together as a single class. Upon the closing of this offering, our general partner and its affiliates will own an aggregate of approximately 78.3% of our outstanding common units (or approximately 75.0% if the underwriters exercise their option to purchase additional common units in full). Please read “The Partnership Agreement—Voting Rights.”

Limited Call Right	If at any time our general partner and its affiliates own more than 90% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, then concurrently with such reduction, the ownership threshold to exercise the limited call right will be permanently reduced to 80%. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and exercising its limited call right. Please read “The Partnership Agreement—Limited Call Right.”

Estimated Ratio of Taxable Income to Distributions

We estimate that if you own the common units you purchase in this offering from the date of the completion of this offering through the record date for distributions for the period ending December 31, 2016 you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be 30% or less of the cash distributed to you with respect to that period. Because of the nature of our business and the expected variability of our quarterly distributions, the ratio of our taxable income to distributions may vary significantly from one year to another. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Common Unit Ownership—Ratio of Taxable Income to Distributions.”

Material U.S. Federal Income Tax Consequences	Subject to the discussion under “Material U.S. Federal Income Tax Consequences—Partnership Status” and the limitations set forth therein, it is the opinion of Latham & Watkins LLP that we will be classified as a partnership for federal income tax purposes. As a result, we generally will incur no federal income tax liability. Instead, each of our unitholders will be required to take into account his share of items of our income, gain, loss and deduction in computing his federal income tax liability, regardless of whether cash distributions are made to him by us. Consequently, a unitholder may be liable for federal income taxes as a result of ownership of our units even if he has not received a cash distribution from us. Cash distributions by us to a unitholder generally will not give rise to income or gain.

For a discussion of material U.S. federal income tax consequences that may be relevant to prospective unitholders, please read “Material U.S. Federal Income Tax Consequences.”

Exchange Listing	We have been approved to list our common units on the NYSE under the symbol “OCIP.”

Risk Factors	Please read “Risk Factors” for a discussion of factors that you should carefully consider before deciding to invest in our common units.

Summary Historical and Pro Forma Financial and Operating Data

The summary historical financial information presented below under the caption “Statements of Operations Data” and “Cash Flows Data” for the years ended December 31, 2012 and 2011 and the summary historical financial information presented below under the caption “Balance Sheets Data” as of December 31, 2012 and 2011 have been derived from OCIB’s audited financial statements included elsewhere in this prospectus, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm (“KPMG”).

The summary historical financial information presented below under the caption “Statements of Operations Data” and “Cash Flows Data” for the six months ended June 30, 2013 and 2012 and the summary financial data presented below under the caption “Balance Sheets Data” as of June 30, 2013 have been derived from OCIB’s unaudited financial statements included in this prospectus which, in the opinion of management, include all adjustments, consisting of only normal, recurring adjustments, necessary for the fair presentation of the results for the unaudited interim periods.

The summary unaudited pro forma condensed statements of operations data presented for the year ended December 31, 2012 and the six months ended June 30, 2013 assumes that the Transactions occurred as of January 1, 2012, and the unaudited pro forma condensed balance sheet data as of June 30, 2013 assumes that the Transactions occurred as of June 30, 2013. The summary unaudited pro forma condensed financial information is derived from our unaudited pro forma condensed financial statements included elsewhere in this prospectus. The pro forma condensed financial data is not comparable to our historical financial data. A more complete explanation of the pro forma condensed financial data can be found in our unaudited pro forma condensed financial statements and accompanying notes included elsewhere in this prospectus. Neither the pro forma condensed statements of operations data nor the pro forma condensed balance sheet data include estimates of the incremental general and administrative expenses of operating as a publicly traded limited partnership.

OCIB has restated its financial statements as of December 31, 2012 as well as its unaudited interim financial statements for the quarters ended March 31, 2013 and 2012 (not presented herein). Please read note 1 to the unaudited condensed financial statements beginning on page F-16 and note 1 to the audited financial statements beginning on page F-30.

For a detailed discussion of the summary historical financial information and operating data contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and our historical audited and unaudited condensed financial statements and our unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus. Among other things, the historical and unaudited pro forma condensed financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Historical				Pro Forma
(Dollars and metric tons in thousands, except per unit data)	Six months ended June 30,		Year ended December 31,		Six months ended June 30,	Year ended December 31,
	2013	2012	2012	2011	2013	2012
	(unaudited)		(Restated)		(unaudited)
Statements of Operations Data:
Revenues(1)	$219,062	$65,882	$224,629	$—	$219,062	$224,629
Cost of goods sold (exclusive of depreciation)	94,453	48,829	133,430	—	94,453	133,430
Expenses:
Depreciation expense	11,078	1,931	11,355	—	11,078	11,355
Selling, general and administrative	16,446	4,469	14,980	236	16,446	14,980

Income (loss) from operations before interest expense, other income and income tax expense	97,085	10,653	64,864	(236)	97,085	64,864
Interest expense	6,683	954	5,718	—	7,993	16,216
Interest expense – related party	8,437	180	6,469	—	5,391	10,782
Other income	11	257	202	523	11	202

Income before income tax expense	81,976	9,776	52,879	287	83,712	38,068
Income tax expense	974	140	1,048	—	974	1,048

Net income	$81,002	$9,636	$51,831	$287	$82,738	$37,020

Net income per common unit (basic and diluted)					$1.03	$0.46
Common units outstanding (basic and diluted)					80,500	80,500
Cash Flows Data:
Net cash provided by (used in):
Operating activities	$44,495	$10,292	$74,657	$(5,252)
Investing activities	(8,804)	(148,684)	(193,965)	(130,214)
Financing activities	(29,025)	138,500	159,982	136,500
Balance Sheets Data (at period end):
Cash and cash equivalents	$48,374		$41,708	$1,034	$160,338
Total assets	438,907		405,345	154,682	517,170
Total liabilities	561,787		349,227	150,395	425,151
Member’s equity (deficit)	(122,880)		56,118	4,287
Member’s equity / partners’ capital (including offering proceeds)					92,019
Member’s equity / partners’ capital (excluding offering proceeds)(2)					(195,656)
Other Financial Data:
EBITDA(3)	$108,174	$12,841	$76,421	$287	$108,174	$76,421
Capital expenditures for property, plant and equipment	8,804	148,684	193,965	130,214
Total debt (excluding accrued interest)	530,482	295,482	295,482	132,500	397,800
Key Operating Data:
Production (metric tons)
Methanol	347.4	—	217.8	—
Ammonia	128.9	95.5	215.2	8.8

(1)	Our ammonia production unit commenced production in December 2011, and our methanol production unit commenced production in July 2012. Although we began producing ammonia in December 2011, we did not sell the produced ammonia volumes until January 2012 in order to build inventories.
(2)	Member’s equity / partners’ capital (excluding offering proceeds) gives effect to the Transactions that have taken place or will take place in connection with this offering, except for the issuance and sale of common units in this offering and our expected use of the net proceeds therefrom. Please read “Prospectus Summary—The Transactions” and “Use of Proceeds.” Please also read the unaudited pro forma condensed balance sheet as of June 30, 2013 beginning on page F-3.
(3)	EBITDA is defined as net income plus interest expense and other financing costs, depreciation and income tax expense.

EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and

•	our operating performance and return on invested capital compared to those of other publicly traded partnerships, without regard to financing methods and capital structure.

EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, EBITDA presented by other companies may not be comparable to our presentation because each company may define that term differently.

	Historical				Pro Forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30,	Year ended December 31,
(dollars in thousands)	2013	2012	2012	2011	2013	2012
	(unaudited)				(unaudited)
Net income	$81,002	$9,636	$51,831	$287	$82,738	$37,020
Add:
Interest expense	6,683	954	5,718	—	7,993	16,216
Interest expense – related party	8,437	180	6,469	—	5,391	10,782
Depreciation expense	11,078	1,931	11,355	—	11,078	11,355
Income tax expense	974	140	1,048	—	974	1,048

EBITDA	$108,174	$12,841	$76,421	$287	$108,174	$76,421

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common units. If any of the following risks and uncertainties develops into an actual event, our business, financial condition, cash flows or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment. Although many of our business risks are comparable to those faced by a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation and involve additional risks described below.

Risks Related to Our Business

We may not have sufficient cash available for distribution to pay any quarterly distribution on our common units.

We may not have sufficient cash available for distribution each quarter to enable us to pay any distributions to our common unitholders. The amount of cash we will be able to distribute on our common units principally depends on the amount of cash we generate from our operations, which is directly dependent upon the operating margins we generate. Our profit margins are significantly affected by the level of our cost of goods sold (exclusive of depreciation), including the cost of natural gas, our main feedstock, as well as the costs of hydrogen and nitrogen and other costs, the market-driven prices for methanol and ammonia we are able to charge our customers, seasonality, weather conditions, governmental regulation and global and domestic economic conditions and demand for methanol and ammonia, among other factors. In addition, our results of operations and our ability to pay distributions are affected by:

•	the level of capital expenditures we make;

•	our debt service requirements;

•	the amount of any reimbursement of expenses incurred by our general partner and its affiliates on our behalf;

•	fluctuations in our working capital needs;

•	our ability to access capital markets;

•	planned and unplanned maintenance at our facility, which may result in downtime and thus negatively impact our cash flows in the quarter in which such maintenance occurs;

•	fluctuations in interest rates;

•	the level of competition in our market and industry;

•	restrictions on distributions and on our ability to make working capital borrowings; and

•	the amount of cash reserves established by our general partner, including for turnarounds and related expenses.

Our partnership agreement will not require us to pay a minimum quarterly distribution. The amount of distributions that we pay, if any, and the decision to pay any distribution at all will be determined by the board of directors of our general partner. Our quarterly distributions, if any, will be subject to significant fluctuations based on the above factors.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly cash distributions over time.

Investors who are looking for an investment that will pay regular and predictable quarterly distributions should not invest in our common units. We expect our business performance will be more volatile, and our cash flows will be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our quarterly cash distributions will be volatile and are expected to vary quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly cash distributions over time. The amount of our quarterly cash distributions will be directly dependent on the performance of our business, which is subject to volatility. Methanol prices have historically been, and are expected to continue to be, characterized by significant cyclicality. Additionally, ammonia and natural gas prices are volatile, and seasonal and global fluctuations in demand for nitrogen fertilizer products and other ammonia-based products could affect our revenues. Because our quarterly cash distributions will be subject to significant fluctuations directly related to the cash we generate after payment of our fixed and variable expenses and other cash reserves established by our general partner, future quarterly cash distributions paid to our unitholders will vary significantly from quarter to quarter and may be zero. Given the volatile nature of our business, we expect that our unitholders will have direct exposure to fluctuations in the price of methanol and ammonia and the cost of natural gas.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.

You should be aware that the amount of cash we have available for distribution depends primarily on our cash flow and not solely on our profitability, which may be affected by non-cash items. For example, we may have extraordinary capital expenditures and major maintenance expenses in the future. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures.” As a result, we may make cash distributions during periods when we report losses and may not make cash distributions during periods when we report net income.

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we will distribute 100% of the cash available for distribution that we generate each quarter to unitholders of record on a pro rata basis. However, the board of directors may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making a decision to invest in our common units. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited fiduciary and contractual duties, which may permit it to favor its own interests or the interests of OCI to the detriment of our common unitholders.

For each of the year ended December 31, 2012 and the twelve months ended June 30, 2013, on a pro forma basis, we would not have generated sufficient cash available for distribution to pay the per unit quarterly distribution that we project we will be able to pay for the twelve months ending September 30, 2014. In addition, as of December 31, 2012 and June 30, 2013, on a historical basis, we did not have sufficient cash on hand to pay the per unit quarterly distribution that we project we will be able to pay for the twelve months ending September 30, 2014.

We project that we will be able to pay aggregate quarterly distributions of $2.125 per unit for the twelve months ending September 30, 2014. In order to pay these projected distributions, we must generate approximately $171.1 million of cash available for distribution during the twelve months ending September 30, 2014. We have a limited operating history upon which to rely in evaluating whether we will have sufficient cash to allow us to pay quarterly distributions on our common units. We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. We did not achieve maximum daily production rates at our current capacity until the fourth quarter of 2012, after an approximate 20-month start-up phase. In addition, as of December 31, 2012 and June 30, 2013, on a historical basis, we did not have sufficient cash on hand to pay the per unit quarterly distribution that we project we will be able to pay for the twelve months ending September 30, 2014. For a description of the price assumptions upon which we have based our projected per unit quarterly distributions during the twelve months ending September 30, 2014, please read “Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations.”

The assumptions underlying the forecasts of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution” are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

Our forecasts of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution” include our forecast of our results of operations and cash available for distribution for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014. The forecasts have been prepared by our management team. Neither our independent registered public accounting firm nor any other independent accountants have examined, compiled or performed any procedures with respect to the forecasts, nor have any of them expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for the forecasts. The assumptions underlying the forecasts are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties, including those discussed in this section, that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we would not be able to pay the forecasted distribution amounts, in which event the market price of our common units may decline materially. Our actual results may differ materially from the forecasted results presented in this prospectus. Investors should review the forecast of our results of operations for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014 together with the other information included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have a limited operating history during which we have experienced both planned and unplanned downtime. As a result, you may have difficulty evaluating our ability to pay quarterly cash distributions to our unitholders or our ability to be successful in implementing our business strategy.

As a newly upgraded facility, the operating performance of our facility over the short-term and long-term is not yet proven. We have already encountered and will continue to encounter risks and difficulties frequently experienced by companies whose performance is dependent upon newly constructed or recently upgraded world-scale processing or manufacturing facilities, such as the risks described in this prospectus. We may not achieve the efficiencies and utilization rates we expect from our newly upgraded facility.

We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. We did not achieve maximum daily production rates at our current capacity until the fourth quarter of 2012, after an approximate 20-month start-up phase. During this period, we experienced unplanned downtime. For example, in the third quarter of 2012, our facility experienced approximately four weeks of unplanned downtime as we took our facility offline to resolve certain start-up issues and to complete other capital and maintenance projects. In addition, during the third quarter of 2013, we experienced 13 days of unplanned downtime as we took our methanol unit offline to repair our syngas machine, including replacing a rotor and installing new bearings.

Because of our limited operating history and performance record, it is difficult for you to evaluate our business and results of operations to date and to assess our future prospects. Further, our historical financial statements present a period of limited operations and therefore do not provide a meaningful basis for you to evaluate our operations or our ability to achieve our business strategy. We may be less successful than a seasoned company in achieving a consistent operating level at our facility capable of generating cash flows from our operations sufficient to regularly pay a quarterly cash distribution or to pay any quarterly cash distribution to our unitholders. We may also be less successful in implementing our business strategy than a seasoned company with a longer operating history. Finally, we may be less equipped to identify and address operating risks and hazards in the conduct of our business than those companies whose major facilities have longer operating histories.

Our management has no experience in managing our business as a U.S. publicly traded partnership.

Our executive management team and internal accounting staff have no experience in managing our business and reporting as a U.S. publicly traded partnership. As a result, we may not be able to anticipate or respond to material changes or other events in our business as effectively as if our executive management team and accounting staff had such experience. Furthermore, growth projects may place significant strain on our management resources, thereby limiting our ability to execute our business strategy.

Our facility faces operating hazards and interruptions, including unscheduled maintenance or downtime. We could face significant reductions in revenues and increases in expenses to the extent these hazards or interruptions cause a material decline in production and are not fully covered by our existing insurance coverage. Insurance companies that currently insure companies in our industry may cease to do so, may change the coverage provided or may substantially increase premiums in the future.

Our operations, located at a single location, are subject to significant operating hazards and interruptions. Any significant curtailing of production at our facility or individual units within our facility could result in materially lower levels of revenues and cash flow and materially increased expenses for the duration of any downtime and materially adversely impact our results of operations, financial condition and ability to make cash distributions. Operations at our facility could be curtailed or partially or completely shut down, temporarily or permanently, as the result of a number of circumstances, most of which are not within our control, such as:

•	unscheduled maintenance or catastrophic events such as a major accident or fire, damage by severe weather, flooding or other natural disaster;

•	labor difficulties that result in a work stoppage or slowdown;

•	environmental proceedings or other litigation that compel the cessation of all or a portion of the operations at our facility;

•	increasingly stringent environmental regulations;

•	a disruption in the supply of natural gas to our plant; and

•	governmental limitations on the use of our products, either generally or specifically those manufactured at our plant.

For example, during July and August of 2013, we experienced 13 days of unplanned downtime as we took our methanol unit offline to repair our syngas machine, including replacing a rotor and installing new bearings. Please read “Prospectus Summary—Recent Developments.” The magnitude of the effect on us of any downtime will depend on the length of the downtime and the extent our operations are affected by the downtime. We expect to perform maintenance turnarounds approximately every four years, which will typically last from 20 to 40 days and cost approximately $24 million per turnaround. Such turnarounds may have a material impact on our cash flows and ability to make cash distributions in the quarter or quarters in which they occur. We plan to undertake a turnaround as part of our debottlenecking project that is expected to be completed in the second half of 2014, which will result in approximately 30 to 40 days of downtime at our facility. Scheduled and unscheduled maintenance or downtime could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions during the period of time that any of our units is not operating. During downtime, we will be required to fulfill certain of our customer contracts with product purchased from third parties at spot prices and we may incur losses in connection with those sales. In addition, a major accident, fire, flood or other event could damage our facility or the environment and the surrounding community or result in injuries or loss of life.

For example, in the quarter(s) preceding our planned downtime for major turnarounds as described elsewhere in this prospectus, the board of directors of our general partner may elect to reserve amounts to fund (i) the capital costs associated with our major turnarounds, (ii) all or a portion of the revenues projected to be forgone as a result of the loss of production during the downtime associated with a turnaround or (iii) both. Based upon the decision(s) made by the board of directors of our general partner, the cash available for distribution in the quarter(s) preceding such a planned maintenance event in which the reserves are withheld may be adversely impacted. Conversely, additional amounts may be required to be reserved from cash available for distribution generated in a quarter subsequent to such a planned maintenance event should the scope of the actual work performed during such period be materially different than that planned.

If we experience significant property damage, business interruption, environmental claims or other liabilities, our business could be materially adversely affected to the extent the damages or claims exceed the amount of valid and collectible insurance available to us. We are currently insured under casualty, environmental, property and business interruption insurance policies. These policies contain exclusions and conditions that could have a materially adverse impact on our ability to receive indemnification thereunder, as well as customary sub-limits for particular types of losses. Please read “Business—Insurance.”

We are not fully insured against all risks related to our business and, if an accident or event occurs that is not fully insured, it could materially adversely affect our business.

A major accident, fire, flood or other event could damage our facility or the environment and the surrounding community or result in injuries or loss of life. If we experience significant property damage, business interruption, environmental claims or other liabilities, our business could be materially adversely affected to the extent the damages or claims exceed the amount of valid and collectible insurance available to us. We are currently insured under casualty, environmental, property and business interruption insurance policies. The following conversions from Euros to U.S. dollars with respect to our insurance policies are based on a conversion rate of €1.00 to $1.3222 as of August 31, 2013, as reported by Bloomberg. The property and business interruption insurance policies have a €400.0 million (or approximately $528.9 million) limit, with a €0.5 million

(or approximately $0.7 million) deductible for physical damage (€1.0 million (or approximately $1.3 million) for property damage from a major machinery breakdown), a €2.3 million (or approximately $3.0 million) deductible for business interruption and a 30-day waiting period before losses resulting from business interruptions are recoverable. The policies also contain exclusions and conditions that could have a materially adverse impact on our ability to receive indemnification thereunder, as well as customary sub-limits for particular types of losses. For example, the current property policy contains a specific sub-limit of €100.0 million (or approximately $132.2 million) for damage caused by flooding and €100.0 million (or approximately $132.2 million) for damage caused by named windstorm. We are fully exposed to all losses in excess of the applicable limits and sub-limits and for losses due to business interruptions caused by machinery breakdown of fewer than 30 days. In addition, there is a limit per occurrence of €4.0 million (or approximately $5.3 million) for losses due to business interruptions caused by a machinery breakdown incurred after the expiration of the 30-day waiting period. With regard to environmental claims due to accidental pollution, we currently have a policy limit of €100.0 million (or approximately $132.2 million) under the general liability insurance policy in place, and this policy has a deductible of €125,000 (or $165,275). The occurrence of any operating risk not covered by our insurance could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our unitholders. Market factors, including but not limited to catastrophic perils that impact our industry, significant changes in the investment returns of insurance companies, insurance company solvency trends and industry loss ratios and loss trends, can negatively impact the future cost and availability of insurance. There can be no assurance that we will be able to buy and maintain insurance in the future with adequate limits, reasonable pricing terms and conditions.

The substantial majority of our contracts do not provide for a minimum commitment from our customers. The prices we receive for our products are determined by reference to pricing indices and thus could be subject to significant variations.

The substantial majority of our contracts do not provide for a minimum commitment from our customers. Although our contracts set pricing terms, they generally do not obligate the counterparty to purchase a specified minimum volume of methanol or ammonia from us. As such, many of our customers could source their methanol or ammonia supply elsewhere and cease buying our products at any time and for any reason, and we will have no recourse in the event such customer decides not to purchase our products. If customers representing a significant amount of our revenues elect not to purchase the methanol and ammonia we produce, it could materially adversely affect our results of operations, financial condition and ability to make cash distributions.

Methanol and ammonia are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and availability of the product. As a result, the prevailing market sales prices for methanol and ammonia are subject to volatile, cyclical and seasonal changes in respect to relatively small changes in demand. Since the substantial majority of our contracts do not provide for a minimum commitment from our customers and the prices at which we sell our products are determined by reference to specific pricing indices that change in response to changes in prevailing market conditions, the revenue we receive for the sales of our products will be subject to significant variations from period to period in response to changes in prevailing market prices for methanol and ammonia, which variations will result in changes in our cash available for distribution and distributions per common unit.

The methanol industry is subject to commodity price volatility and supply and demand uncertainty, which could potentially affect our operating and financial results, and expose our unitholders to substantial volatility in our quarterly cash distributions and material reductions in the trading price of our common units.

The methanol industry has historically been characterized by cycles of oversupply caused by either excess supply or reduced demand, resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand exceeds supply until increased prices lead to new plant investment or the restart of idled capacity. The methanol industry has historically operated significantly below stated capacity on a consistent basis, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance, temporary closures of marginal production facilities, as well as shortages of feedstock and other production inputs.

The methanol business is a highly competitive commodity industry, and prices are affected by supply and demand fundamentals and global energy prices. Methanol prices have historically been, and are expected to continue to be, characterized by significant cyclicality. New methanol plants are expected to be built in the United States, and this will increase overall production capacity. For example, Methanex, LyondellBasell Industries N.V. (“LyondellBasell”) and Celanese Corporation (“Celanese”) have each announced plans to relocate, restart or construct methanol plants in the U.S. Gulf Coast region over the next few years, which will increase overall U.S. production capacity and the availability of methanol supply to our customers from competing sources. Please read “Business—Competition.” Additional methanol supply can also become available in the future by restarting idle methanol plants, carrying out major expansions of existing plants or debottlenecking existing plants to increase their production capacity. Historically, higher-cost plants have been shut down or idled when methanol prices are low, but there can be no assurance that this practice will occur in the future or that such plants will remain idle. Relatively low prices for natural gas have led to reduced idling at the current time. In addition, Jim Jordan projects that by 2017 increased methanol production capacity in the United States could exceed domestic demand. This increased supply could lead to downward pressure on methanol prices.

Demand for methanol largely depends upon levels of global industrial production, changes in general economic conditions and energy prices. We are not able to predict future methanol supply and demand balances, market conditions, global economic activity, methanol prices or energy prices, all of which are affected by numerous factors beyond our control. Since methanol constitutes a significant portion of the products we produce and market, a decline in the price of methanol would have an adverse impact on our financial condition, cash flows and results of operations, which could result in significant volatility or material reductions in the price of our common units or an inability to make quarterly cash distributions on our common units.

The ammonia business is, and ammonia prices are, cyclical and highly volatile and have experienced substantial downturns. Cycles in demand and seasonal fluctuations in pricing could potentially affect our operating and financial results, and expose our unitholders to substantial volatility in our quarterly cash distributions and material reductions in the trading price of our common units.

Ammonia is a commodity, and demand for and prices of ammonia can be highly volatile. In particular, our ammonia business is exposed to fluctuations in the demand for nitrogen fertilizer from the agricultural industry. These fluctuations historically have had and could in the future have significant effects on prices across all ammonia-based products and, in turn, our financial condition, cash flows and results of operations, which could result in significant volatility or material reductions in the price of our common units or an inability to make quarterly cash distributions on our common units.

The ammonia industry is generally seasonal. Farmers tend to apply nitrogen fertilizer during two short application periods, one in the spring and the other in the fall. The strongest demand for nitrogen fertilizers typically occurs during the planting season. In contrast, we and other ammonia producers generally produce our products throughout the year. As a result, ammonia producers generally build inventories during the low demand periods of the year in order to ensure timely product availability during the peak sales seasons. The seasonality of nitrogen fertilizer demand results in ammonia producers’ sales volumes being highest during the North American spring season and their working capital requirements typically being highest just prior to the start of the spring season. The degree of seasonality of the ammonia industry can change significantly from year to year due to conditions in the agricultural industry and other factors. As a consequence of this seasonality, we expect that our distributions will be volatile and will vary quarterly and annually.

If seasonal demand exceeds the projections on which we base our production, we will not have enough product and our customers may acquire ammonia from our competitors, which will negatively impact our profitability. If seasonal demand is less than we expect, we will be left with excess inventory and higher working capital and liquidity requirements associated with the liquidation or storage of such inventory. Additionally, because our inventory storage capacity is not significant, during periods of peak demand we may be required to acquire ammonia at spot prices in order to fulfill our supply obligations to customers. The prices at which we purchase ammonia for sale to our customers may negatively impact our profitability.

The pricing and demand for nitrogen fertilizer products is also dependent on demand for crop nutrients by the global agricultural industry. The agricultural products business can be affected by a number of factors. The most important of these factors, for U.S. markets, are:

•	weather patterns and field conditions (particularly during periods of traditionally high nitrogen fertilizer consumption);

•	quantities of nitrogen fertilizers imported to and exported from North America;

•	current and projected grain inventories and prices, which are heavily influenced by U.S. exports and world-wide grain markets; and

•

U.S. governmental policies, including farm and biofuel policies, which may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted or crop prices.

International market conditions may also significantly influence our operating results. The international market for nitrogen fertilizers is influenced by such factors as the relative value of the U.S. dollar and its impact upon the cost of importing nitrogen fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, changes in the hard currency demands of certain countries and other regulatory policies of foreign governments, as well as the laws and policies of the United States affecting foreign trade and investment.

Since ammonia constitutes a significant portion of the products we produce and market, a decline in the price of or demand for nitrogen fertilizers would have a material adverse effect on our business, cash flow and ability to make distributions.

Methanol and ammonia are global commodities, and we face intense competition from other producers.

Our business is subject to intense price competition from both U.S. and foreign sources, including competitors operating in Trinidad with respect to methanol and in the Persian Gulf, the Asia-Pacific region, the Caribbean, Russia and the Ukraine with respect to ammonia. Both methanol and ammonia are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and availability of the product. We compete with a number of domestic and foreign producers, including state-owned and government-subsidized entities. Most significantly, producers in Trinidad have historically been the largest suppliers of methanol to the United States. These companies have significant experience and expertise in production, transportation, marketing and sales of methanol in the United States. Some competitors have greater total resources and are less dependent on earnings from methanol or ammonia sales, which makes them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. In addition, Methanex, LyondellBasell and Celanese have each announced plans to relocate, restart or construct methanol plants in the U.S. Gulf Coast region over the next few years, which would compete directly with our facility. If we are unable to provide customers with a reliable supply of methanol or ammonia at competitive prices, we may lose market share to our competitors, which could have an adverse impact on our results of operations, financial condition and ability to make cash distributions.

Our profitability is vulnerable to fluctuations in the cost of natural gas, our primary feedstock.

Our profitability is significantly dependent on the cost of our natural gas feedstock, and a significant increase in the price of natural gas would adversely affect our ability to operate our facility on a profitable basis. In recent history, the price of natural gas has been very volatile, with prices at the NYMEX pricing point, Henry Hub, spiking to near-record high prices in 2008 and dropping to near-record low prices in 2012. This was due to various supply and demand factors, including the increasing overall demand for natural gas from industrial users, which is affected, in part, by the general conditions of the U.S. and global economies, and other factors. We currently procure our natural gas through two main suppliers, Kinder Morgan and DCP Midstream, through supply agreements that are based on spot pricing, making us susceptible to fluctuations in the price of natural gas. A hypothetical increase or decrease of $1.00 per MMBtu of natural gas would increase or decrease our annual cost of goods sold (exclusive of depreciation) by approximately $32.6 million. A material increase in natural gas prices could materially and adversely affect our results of operations, financial condition and ability to make cash distributions.

Our facility operates under a number of federal and state permits, licenses and approvals, and failure to comply with or obtain necessary permits, licenses and approvals may result in unanticipated costs or liabilities, which could reduce our profitability.

Our facility operates under a number of federal and state permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards in order to operate. Our facility is also required to comply with prescriptive limits and meet performance standards specific to chemical facilities as well as to general manufacturing facilities. All of these permits, licenses, approvals and standards require a significant amount of monitoring, record keeping and reporting in order to demonstrate compliance with the underlying permit, license, approval or standard. Incomplete documentation of compliance status may result in the imposition of fines, penalties and injunctive relief. Additionally, due to the nature of our manufacturing processes, there may be times when we are unable to meet the standards and terms and conditions of these permits and licenses due to operational upsets or malfunctions, which may lead to violations or enforcement from regulatory agencies that could potentially result in operating restrictions. This would have a direct material adverse effect on our ability to operate our facilities and accordingly our results of operations, financial condition and ability to make cash distributions.

We hold numerous environmental and other governmental permits and approvals authorizing operations at our plant. We are currently operating our facility under a Title V permit issued by the Texas Commission on Environmental Quality (the “TCEQ”) that limits certain operations to three years from the date of startup. We have applied for an amendment to our existing permit, including an application to EPA for review of greenhouse gas (“GHG”) emissions under best available control technology (“BACT”). A denial of or delay in issuing, renewing or amending a material permit could have an adverse impact on our results of operations, financial condition and ability to make cash distributions because of an inability to operate our facilities in accordance with our business plan.

We plan to undertake a debottlenecking project in the second half of 2014 that we expect will increase output from our methanol and ammonia production units. Our debottlenecking project and any other expansion of our operations is also predicated upon securing the necessary environmental or other permits or approvals, including necessary amendments to current permits to account for increased output. We have applied for a greenhouse gas permit from the U.S. Environmental Protection Agency (the “EPA”) in connection with our debottlenecking project in 2014. In some cases, such permits must be issued prior to the commencement of the project. We have begun pre-construction and other activities associated with our debottlenecking project that do not require a permit. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations or our ability to commence and complete our debottlenecking or other expansion projects.

Our expansion of existing assets and construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our results of operations, financial condition and ability to make cash distributions.

In order to optimize our existing asset base, we intend to evaluate and capitalize on organic opportunities for expansion projects in order to increase revenue. The expansion of production capacity (such as our debottlenecking project), or the construction of new assets, involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control. These risks include:

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, raw materials and skilled and unskilled labor;

•	inflation in key supply markets;

•	changes in laws and regulations, or in the interpretations and enforcement of laws and regulations, applicable to constructions projects;

•	poor workmanship, labor disputes or work stoppages;

•	failure by subcontractors to comply with applicable laws and regulations;

•	injuries sustained by workers or patrons on the job site;

•	disputes with and defaults by contractors and subcontractors;

•	claims asserted against us for construction defects, personal injury or property damage;

•	environmental issues;

•	health and safety incidents and site accidents;

•	weather interferences or delays;

•	fires and other natural disasters; and

•	other unanticipated circumstances or cost increases.

If we undertake any expansion projects, they may not be completed on schedule or at all or at the budgeted cost. We plan to use a portion of the net proceeds from this offering to fund a portion of the costs of our debottlenecking project (including costs associated with a maintenance turnaround and various environmental upgrades) and other budgeted capital projects incurred after the completion of this offering. If the actual cost to complete the debottlenecking project and other budgeted capital projects is greater than the budgeted cost, we would be required to use our cash flow from operations or seek additional sources of financing to complete those projects. We may not have sufficient cash flow from operations, or additional sources of financing may not be available on commercially reasonable terms or at all. Using cash flow from operations or incurring debt to fund our expansion projects (and paying the interest related to such incremental debt) could adversely impact our ability to make cash distributions. If our expansion projects take longer than their contemplated schedules, then our facility could experience prolonged downtime, which could adversely affect our results of operations, financial condition and ability to make cash distributions.

Future demand for methanol for MTBE production may be adversely affected by regulatory developments.

Changes in environmental, health and safety laws, regulations or requirements could impact methanol demand for the production of methyl tertiary butyl ether (“MTBE”). In 2012, methanol demand for the production of MTBE, a source of octane and an oxygenate for gasoline, represented approximately 13% of global methanol demand. Several years ago, environmental concerns and legislative action related to gasoline leaking into water supplies from underground gasoline storage tanks in the United States resulted in the phase-out of MTBE as a gasoline additive in the United States. However, approximately 0.7 million metric tons of methanol was used in the United States in 2012 to produce MTBE for export markets, where demand for MTBE has continued at strong levels. Demand for methanol for use in MTBE production in the United States could decline materially if export demand is impacted by governmental legislation or policy changes. The EPA is currently reviewing the human health effects of MTBE, including its potential carcinogenicity. The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE, although several risk reduction measures relating to the storage and handling of fuels were recommended. Governmental efforts in recent years in some countries, primarily in the European Union and Latin America, to promote biofuels and alternative fuels through legislation or tax policy are also putting competitive pressures on the use of MTBE in gasoline in these countries. Declines in demand for methanol for use in MTBE production could have an adverse impact on our results of operations, financial condition and ability to make cash distributions.

Future demand for methanol may be adversely affected by regulatory developments.

Some of our customers use methanol that we supply to manufacture formaldehyde, among other chemicals. Formaldehyde currently represents the largest single demand use for methanol in the United States. Formaldehyde, a component of resins used as wood adhesives and as a raw material for engineered plastics and a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products, has been classified by the EPA as a likely carcinogen. Changes in environmental, health and safety laws, regulations or requirements relating to formaldehyde could impact methanol demand, which could indirectly have a material adverse effect on our business. In 2011, the National Toxicological Program of the U.S. Department of Health and Human Services (the “NTP”) issued its 12th Report on Carcinogens (“RoC”) which lists formaldehyde as “known to be a human carcinogen.” In December 2011, Congress directed NTP to refer its report on formaldehyde to the National Academy of Sciences (“NAS”) for further review, but the current RoC could have an adverse effect on our customers regardless of the outcome from the NAS review. In addition, the EPA is considering regulatory options for setting limits on formaldehyde emissions from composite wood products that use formaldehyde based adhesives. In 2010, the U.S. Formaldehyde Standards for Composite Wood Products Act became effective required the EPA to promulgate regulations implementing the Act by January 1, 2013. On June 10, 2013, the EPA published a proposed rule that would implement the formaldehyde standards for composite wood and other products as required by the Formaldehyde Standards for Composite Wood Products Act. As proposed, the rule would establish a system where accredited third party certifiers review and certify that composite wood products meet the applicable standards. It is possible that, if adopted as proposed, this rule may affect demand for methanol for formaldehyde production. It is also possible that additional regulatory requirements could be proposed or adopted that would affect our formaldehyde-producing customers. In addition, the EPA is evaluating non-cancer risks associated with exposure to methanol. As a result of these present and possible future regulatory initiatives, we cannot assure you that the demand for our methanol for use in formaldehyde production, and our results of operations, will not be materially and adversely affected. Please read “Business—Environmental Matters” for further information.

Any limitations on the use of nitrogen fertilizer for agricultural purposes could have a material adverse effect on the market for ammonia and on our results of operations, financial condition and ability to make cash distributions.

Conditions in the U.S. agricultural industry may significantly impact our operating results. State and federal governmental regulations and policies, including farm and biofuel subsidies and commodity support programs, as well as the prices of fertilizer products, may also directly or indirectly influence the number of acres planted, the mix of crops planted and the use of ammonia for particular agricultural applications. Developments in crop technology, such as nitrogen fixation, which is the conversion of atmospheric nitrogen into compounds that plants can assimilate, could also reduce the use of chemical fertilizers and adversely affect the demand for nitrogen fertilizer and thus affect general demand for and pricing of ammonia. Unfavorable industry conditions and new technological developments could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, future federal or state environmental laws and regulations, or new interpretations of existing laws or regulations, could limit our ability to market and sell our products to end users. From time to time, various state legislatures have considered limitations on the use and application of chemical fertilizers due to concerns about the impact of these products on the environment. In addition, a number of states have adopted or proposed numeric nutrient water quality criteria that could result in decreased demand for fertilizer products in those states. For instance, in Florida, the EPA and the Florida Department of Environmental Protection (“FDEP”) have issued rules regarding excess nitrogen and phosphorus in waterbodies, as these nutrients have been linked to algae blooms. In response to a consent decree, the EPA has finalized a rule for inland waters in Florida that FDEP had not included in its rulemaking, but the EPA has proposed to stay the effectiveness of this rule until November 15, 2013. The EPA’s rule may require farmers to implement best management practices, including the reduction of fertilizer use, to reduce the impact of fertilizer on water quality. Any such laws, regulations or interpretations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

A major factor underlying the current high level of demand for nitrogen-based fertilizer products is the expanding production of ethanol. A decrease in ethanol production, an increase in ethanol imports or a shift away from corn as a principal raw material used to produce ethanol could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

A major factor underlying the current high level of demand for nitrogen-based fertilizer products is the expanding production of ethanol in the United States and the expanded use of corn in ethanol production. Ethanol production in the United States is highly dependent upon numerous federal and state laws and regulations, and is made significantly more competitive by various federal and state incentives, mandated production of ethanol pursuant to federal renewable fuel standards, and permitted increases in ethanol percentages in gasoline blends, such as E15, a gasoline blend containing 15% ethanol. However, a number of factors, including a continuing “food versus fuel” debate and studies showing that expanded ethanol production may increase the level of greenhouse gases in the environment, have resulted in calls to reduce subsidies for ethanol, allow increased ethanol imports and adopt temporary waivers of the current renewable fuel standard levels, any of which could have an adverse effect on corn-based ethanol production, planted corn acreage and fertilizer demand. Therefore, ethanol incentive programs may not be renewed, or if renewed, they may be renewed on terms significantly less favorable to ethanol producers than current incentive programs. For example, on December 31, 2011, Congress allowed both the 45 cents per gallon ethanol tax credit and the 54 cents per gallon ethanol import tariff to expire. Similarly, the EPA’s waivers partially approving the use of E15 could be revised, rescinded or delayed. These actions could have a material adverse effect on ethanol production in the U.S., which could reduce the demand for ammonia for use as a nitrogen fertilizer. If such reduced demand for nitrogen fertilizer in the United States were significant and prolonged, it could adversely affect the prices we receive on sales of our ammonia products to industrial customers, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Furthermore, most ethanol is currently produced from corn and other raw grains, such as milo or sorghum, especially in the Midwest. The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste and energy crops (plants grown for use to make biofuels or directly exploited for their energy content). If an efficient method of producing ethanol from cellulose-based biomass is developed, the demand for corn may decrease significantly, which could reduce demand for nitrogen fertilizer products and have a material adverse effect on the prices we receive on sales of our ammonia products and our results of operations, financial condition and ability to make cash distributions.

Evolving environmental laws and regulations on hydraulic fracturing could have an indirect effect on our financial performance.

Hydraulic fracturing is an important and increasingly common practice that is used to stimulate production of crude oil and/or natural gas from dense subsurface rock formations, and is primarily presently regulated by state agencies. However, Congress has in the past and may in the future consider legislation to regulate hydraulic fracturing by federal agencies. Many states have already adopted laws and/or regulations that require disclosure of the chemicals used in hydraulic fracturing, and are considering legal requirements that could impose more stringent permitting, disclosure and well construction requirements on oil and/or natural gas drilling activities. The EPA is also moving forward with various related regulatory actions, including approving, on April 17, 2012, new regulations requiring, among other matters, “green completions” of hydraulically-fractured wells by 2015. We do not believe these new regulations will have a direct effect on our operations, but because oil and/or natural gas production using hydraulic fracturing is growing rapidly in the United States, if new or more stringent federal, state or local legal restrictions relating to such drilling activities or to the hydraulic fracturing process are adopted, this could result in a reduction in the supply of natural gas and an increase in the price of natural gas. An increase in the price of natural gas could adversely affect our gross margins. In addition, a significant and sustained increase in domestic natural gas prices could make it more attractive for international producers of methanol and ammonia to import their products into the United States, which competition could adversely affect our results of operations, financial condition and our ability to make cash distributions.

Our operations are dependent on third parties and their pipelines to provide us with our natural gas, hydrogen and nitrogen feedstocks. A deterioration in the financial condition of a third-party supplier, the inability of a third-party supplier to perform in accordance with its contractual obligations or the unavailability of a supplier’s pipeline could have a material adverse effect on our results of operations, financial condition and our ability to make cash distributions.

Our operations depend in large part on the performance of third-party suppliers, including Kinder Morgan, DCP Midstream, Florida Gas Transmission, Houston Pipeline Company, Air Products LLC (“Air Products”) and Air Liquide Large Industries U.S. LP (“Air Liquide”) for the supply of natural gas, hydrogen and nitrogen. Our ability to obtain natural gas and other inputs necessary for the production of methanol and ammonia is dependent upon the availability of these third parties’ pipeline systems interconnected to our facility. Because we do not own these pipelines, their continuing operation is not within our control. These pipelines may become unavailable for a number of reasons, including testing, maintenance, capacity constraints, accidents, government regulation, weather-related events or other third party actions. If third-party pipelines become partially or completely unavailable, our ability to operate could be restricted and the transportation costs of our feedstock supply could increase, thereby reducing our profitability. In addition, should any of our third-party suppliers fail to perform in accordance with existing contractual arrangements, our operations could be forced to halt. Alternative sources of supply could be difficult to obtain. Any downtime associated with our operations, even for a limited period, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Delays, interruptions or other limitations in the transportation of the products we produce could affect our operations.

Transportation logistics play an important role in allowing us to supply products to our customers. Any significant delays, interruptions or other limitations on the ability to transport our products could negatively affect our operations. Currently, all of our ammonia and approximately 34% of our methanol is transported by barge along the Gulf Coast. A significant portion of our methanol production is transported directly to certain of our customers through their pipelines. We may experience risks associated with distribution of our products by barge or pipelines. Delays and interruptions may be caused by weather-related events, including hurricanes, that would prevent the operation of barges for transport of our methanol and ammonia. Transport by pipeline may be interrupted because of accidents, earthquakes, hurricanes, governmental regulation, terrorism or other third party actions. Prolonged interruptions in the transport of our products by barge or pipeline could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our customers purchase our ammonia and, in certain circumstances, our methanol on an FOB delivered basis at our facility and then arrange and pay to transport them to their final destinations by barge according to customary practice in our market. Methanol is also distributed to certain of our customers through pipelines connected directly to their facilities. However, in the future, our customers’ transportation needs and preferences may change and our customers may no longer be willing or able to transport purchased product from our facility or accept our product through their pipelines. In the event that our competitors are able to transport their products more efficiently or cost effectively than we do or work with our customers to develop direct pipelines to those customers, those customers may reduce or cease purchases of our products. If this were to occur, we could be forced to make a substantial investment in transportation capabilities to meet our customers’ delivery needs, and this would be expensive and time consuming. We may not be able to obtain transportation capabilities on a timely basis or at all, and our inability to provide transportation for products could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

We currently derive substantially all of our revenues from a limited number of customers, and the loss of any of these customers without replacement on comparable terms would affect our results of operations, financial condition and ability to make cash distributions.

We derive, and believe that we will continue to derive, substantially all of our revenues from a limited number of customers. For the six months ended June 30, 2013, Methanex, Koch, Rentech and Transammonia accounted for approximately 34.5%, 23.3%, 15.8% and 15.4%, respectively, of our total revenues. For the year ended December 31, 2012, Transammonia, Koch, Methanex and Arkema accounted for approximately 50.6%, 12.0%, 11.2% and 9.8%, respectively, of our total revenues. Our customers, at any time, may decide to purchase fewer metric tons of methanol or ammonia from us. If our customers decide to purchase fewer metric tons of methanol or ammonia or at lower prices, and we are unable to find replacement counterparties on terms as favorable as our current arrangements, our results of operations, financial condition and ability to make cash distributions may be materially adversely affected.

We compete with certain of our customers which may result in conflicts of interest between us and those customers.

We compete with certain of our customers, including Methanex, Koch, Transammonia and Rentech. As competitors, our customers may take actions that would not be in our best interest. These customers may determine that it is strategically advantageous for them to reduce purchases of our product. In addition, they may sell our product to our other customers in an effort to reduce our market share. Any of these actions by our customers could have an adverse effect on our results of operations, financial condition and ability to make cash distributions.

All of our operations are located at a single facility in Texas, which makes us vulnerable to risks associated with operating in one geographic area.

The geographic concentration of our production facility in the Texas Gulf Coast means that we may be disproportionately exposed to disruptions in our operations if the region experiences severe weather, transportation capacity constraints, constraints on the availability of required equipment, facilities, personnel or services, significant governmental regulation or natural disasters. Although we maintain insurance coverage to cover a portion of these types of risks, there are potential risks associated with our operations not covered by insurance. There also may be certain risks covered by insurance where the policy does not reimburse us for all of the costs related to a loss. Downtime or other delays or interruptions to our operations from any of such factors could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Anhydrous ammonia is extremely hazardous. Any liability for accidents involving anhydrous ammonia that cause severe damage to property or injury to the environment and human health could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In addition, the costs of transporting anhydrous ammonia could increase significantly in the future.

We manufacture, process, store, handle, distribute and transport anhydrous ammonia, which is extremely hazardous. Major accidents or releases involving anhydrous ammonia could cause severe damage or injury to property, the environment and human health, as well as a possible disruption of supplies and markets. Such an event could result in civil lawsuits, fines, penalties and regulatory enforcement proceedings, all of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of our ability to produce or distribute our products could result in a significant decrease in operating revenues and significant additional cost to replace or repair and insure our assets, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, we may incur significant losses or costs relating to the operation of barges used for the purpose of transporting our anhydrous ammonia. Due to the dangerous and potentially toxic nature of the cargo, a barge accident may result in fires, explosions and pollution. These circumstances may result in sudden, severe damage or injury to property, the environment and human health. In the event of pollution, we may be held responsible even if we are not at fault and complied with the laws and regulations in effect at the time of the accident. Litigation arising from accidents involving anhydrous ammonia may result in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Environmental laws and regulations could require us to make substantial capital expenditures to remain in compliance or to remediate current or future contamination that could give rise to material liabilities.

Our operations are subject to a variety of federal, state and local environmental laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the environment, product specifications and the generation, treatment, storage, transportation, disposal and remediation of solid and hazardous waste and materials. Violations of these laws and regulations or permit conditions can result in substantial penalties, injunctive orders compelling installation of additional controls, civil and criminal sanctions, permit revocations or facility shutdowns.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of laws and regulations or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. These expenditures or costs for environmental compliance could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our business is subject to accidental spills, discharges or other releases of hazardous substances into the environment. Past or future spills related to our facility or transportation of products or hazardous substances from our facility may give rise to liability (including strict liability, or liability without fault, and potential cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) for past or future spills without regard to fault or whether our actions were in compliance with the law at the time of the spills. Pursuant to CERCLA and similar state statutes, we could be held liable for contamination associated with the facility we currently own and operate, facilities we formerly owned or operated (if any) and facilities to which we transported or arranged for the transportation of wastes or by-products containing hazardous substances for treatment, storage or disposal. The potential penalties and cleanup costs for past or future releases or spills, liability to third parties for damage to their property or exposure to hazardous substances, or the need to address newly discovered information or conditions that may require response actions could be significant and could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, we may incur liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances located at or released from our facility. We may also face liability for personal injury, property damage, natural resource damage or for cleanup costs for the alleged migration of contamination or other hazardous substances from our facility to adjacent and other nearby properties.

We may incur future costs relating to the off-site disposal of hazardous wastes. Companies that dispose of, or arrange for the transportation or disposal of, hazardous substances at off-site locations may be held jointly and severally liable for the costs of investigation and remediation of contamination at those off-site locations, regardless of fault. We could become involved in litigation or other proceedings involving off-site waste disposal and the damages or costs in any such proceedings could be material.

Climate change laws and regulations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of discussion or implementation. At the federal legislative level, Congress could adopt some form of federal mandatory greenhouse gas emission reduction laws, although the specific requirements and timing of any such laws are uncertain at this time. In June 2009, the U.S. House of Representatives passed a bill that would create a nationwide cap-and-trade program designed to regulate emissions of carbon dioxide, methane and other greenhouse gases. A similar bill was introduced in the U.S. Senate, but was not voted upon. Congressional passage of such legislation does not appear likely at this time, though it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency.

In the absence of congressional legislation curbing greenhouse gas emissions, the EPA is moving ahead administratively under its federal Clean Air Act (“CAA”) authority. In October 2009, the EPA finalized a rule requiring certain large emitters of greenhouse gases to inventory and report their greenhouse gas emissions to the EPA. In accordance with the rule, we have begun monitoring our greenhouse gas emissions from our facility and have reported the emissions to the EPA beginning in 2011. On December 7, 2009, the EPA finalized its “endangerment finding” that greenhouse gas emissions, including CO2, pose a threat to human health and welfare. The finding allows the EPA to regulate greenhouse gas emissions as air pollutants under the CAA. In May 2010, the EPA finalized the “Greenhouse Gas Tailoring Rule,” which establishes new greenhouse gas emissions thresholds that determine when stationary sources, such as our facility, must obtain permits under the Prevention of Significant Deterioration (“PSD”) and Title V programs of the CAA. The significance of the permitting requirement is that, in cases where a new source is constructed or an existing source undergoes a major modification, such as our debottlenecking project, the facility would need to evaluate and install BACT for its greenhouse gas emissions. Phase-in permit requirements commenced for the largest stationary sources in 2011. Several of the EPA’s greenhouse gas rules are being challenged in pending court proceedings and, depending on the outcome of such proceedings, such rules may be modified or rescinded or the EPA could develop new rules.

On May 21, 2013, the Texas Legislature passed H.B. 788 which is intended to streamline GHG permitting in Texas by directing TCEQ to promulgate rules to be approved by EPA that would replace EPA permitting of GHGs in Texas with TCEQ permitting. The bill was signed by the Governor on June 14, 2013 and is effective. Depending on how and when TCEQ implements this legislation, TCEQ could impose additional requirements on our operations that could increase our operating costs.

The implementation of EPA regulations and/or the passage of federal or state climate change legislation will likely result in increased costs to (i) operate and maintain our facility, (ii) install new emission controls on our facility and (iii) administer and manage any greenhouse gas emissions program. Increased costs associated with compliance with any future legislation or regulation of greenhouse gas emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, climate change legislation and regulations may result in increased costs not only for our business but also for agricultural producers that utilize our fertilizer products, thereby potentially decreasing demand for our fertilizer products. Decreased demand for our fertilizer products may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

New regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities could result in higher operating costs.

The costs of complying with regulations relating to the transportation of hazardous chemicals and security associated with our facility may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Targets such as chemical manufacturing facilities may be at greater risk of future terrorist attacks than other targets in the United States. The chemical industry has responded to the issues that arose in response to the terrorist attacks on September 11, 2001 by starting new initiatives relating to the security of chemical industry facilities and the transportation of hazardous chemicals in the United States. Future terrorist attacks could lead to even stronger, more costly initiatives. Simultaneously, local, state and federal governments have begun a regulatory process that could lead to new regulations impacting the security of chemical plant locations and the transportation of hazardous chemicals. Our business could be materially adversely affected by the cost of complying with new regulations.

We are subject to strict laws and regulations regarding employee and process safety, and failure to comply with these laws and regulations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our facility is subject to the requirements of OSHA and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, record keeping requirements and monitoring and control of occupational exposure to regulated substances, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions if we are subjected to significant fines or compliance costs.

Our indebtedness could adversely affect our financial condition or make us more vulnerable to adverse economic conditions.

Our level of indebtedness could have significant effects on our business, financial condition, results of operations and cash flows and, therefore, important consequences to your investment in our securities, such as:

•	we may be limited in our ability to obtain additional financing to fund our working capital needs, capital expenditures and debt service requirements or our other operational needs;

•

we may be limited in our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our debt;

•	we may be at a competitive disadvantage compared to competitors with less leverage since we may be less capable of responding to adverse economic and industry conditions;

•	we may not have sufficient flexibility to react to adverse changes in the economy, our business or the industries in which we operate; and

•

to the extent that we are unable to refinance our debt at maturity on favorable terms, or at all, our ability to fund our operations and our ability to make cash distributions could be adversely affected.

Our ability to service our indebtedness will depend on our ability to generate cash in the future.

Our ability to make payments on our indebtedness will depend on our ability to generate cash in the future. As of August 31, 2013, our current debt service requirements on an annualized basis are approximately $38.6 million per year, comprised of approximately $16.1 million of interest payments on OCIB’s Intercompany Term Loans with OCI Fertilizer, approximately $7.8 million of interest payments on the Term B-1 Loan and approximately $14.7 million of interest payments on the Term B-2 Loan. For a discussion of our forecasted debt service costs, please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution—Assumptions and Considerations.” Our ability to generate cash is subject to general economic and market conditions and financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash to fund our working capital requirements, capital expenditure, debt service and other liquidity needs, which could result in our inability to comply with financial and other covenants contained in our debt agreements, our being unable to repay or pay interest on our indebtedness, and our inability to fund our other liquidity needs. If we are unable to service our debt obligations, fund our other liquidity needs and maintain compliance with our financial and other covenants, we could be forced to curtail our operations, our creditors could accelerate our indebtedness and exercise other remedies and we could be required to pursue one or more alternative strategies, such as selling assets or refinancing or restructuring our indebtedness. However, we cannot assure you that any such alternatives would be feasible or prove adequate.

Restrictions in the agreements governing our current and future indebtedness contain or will contain significant limitations on our business operations, including our ability to pay distributions and other payments.

As of June 30, 2013, on a pro forma basis after giving effect to this offering, the use of the estimated proceeds hereof and the other transactions described under “Prospectus Summary—The Transactions,” we would have had $397.8 million of debt outstanding, excluding unamortized debt discount of approximately $3.5 million. We and our subsidiary may incur significant additional indebtedness in the future. Our ability to pay distributions to our unitholders will be subject to covenant restrictions under the agreements governing our indebtedness. We expect that our ability to make distributions to our unitholders will depend, in part, on our ability to satisfy applicable covenants as well as the absence of a default or event of default under the agreements governing our indebtedness. If we were unable to comply with any such covenant restrictions in any quarter, our ability to pay distributions to unitholders would be curtailed. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

In addition, we will be subject to covenants contained in our debt agreements and any agreement governing other future indebtedness that will, subject to significant exceptions, limit our ability and the ability of OCIB or any of our future subsidiaries to, among other things, incur additional indebtedness, create liens on assets, engage in mergers or consolidations, sell assets, pay dividends and distributions or repurchase our common units, make investments, loans or advances, prepay certain subordinated indebtedness, make certain acquisitions or enter into agreements with respect to our equity interests, and engage in certain transactions with affiliates. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” Any failure to comply with these covenants could result in a default under our debt agreements. Upon a default, unless waived, our lenders would have all remedies available to a secured lender and could elect to terminate their commitments, cease making further loans, cause their loans to become due and payable in full, institute foreclosure proceedings against us or our assets and force us and our subsidiaries into bankruptcy or liquidation.

We are a holding company and depend upon our operating subsidiary, OCIB, for our cash flows.

We are a holding company. All of our operations are conducted and all of our assets are owned by OCIB, our wholly owned subsidiary and our sole direct or indirect subsidiary. Consequently, our cash flow and our ability to meet our obligations or to make cash distributions in the future will depend upon the cash flow of OCIB and the payment of funds by OCIB to us in the form of distributions or otherwise. The ability of OCIB to make any payments to us will depend on its earnings, the terms of its indebtedness, including the terms of any debt agreements, and legal restrictions. In particular, future debt agreements entered into by OCIB may impose significant limitations on the ability of OCIB to make distributions to us and consequently our ability to make distributions to our unitholders. Please read “—We may not have sufficient cash available for distribution to pay any quarterly distribution on our common units.” For the year ended December 31, 2012 and the twelve months ended June 30, 2013, on a pro forma basis, our annual distribution would have been $0.542 per unit and $1.717 per unit, respectively, significantly less than the $2.125 per unit distribution we project that we will be able to pay for the twelve months ending September 30, 2014.

We will incur increased costs as a result of being a publicly traded partnership, including costs related to compliance with Section 404 of Sarbanes-Oxley.

As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules implemented by the SEC and the Financial Industry Regulatory Authority (“FINRA”). We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, particularly after we are no longer an emerging growth company under the JOBS Act. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on the board of directors of our general partner or as executive officers.

We will remain an emerging growth company under the JOBS Act for up to five years. After we are no longer an emerging growth company, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with those requirements applicable to companies that are not emerging growth companies, including Section 404 of the Sarbanes-Oxley Act. In order to comply with the requirements of Section 404 of Sarbanes-Oxley, we will need to implement new financial systems and procedures. We cannot assure you that we will be able to implement appropriate procedures on a timely basis. Failure to implement such procedures could have an adverse effect on our ability to satisfy applicable obligations under the Exchange Act and Sarbanes-Oxley. For the year ended December 31, 2011, we identified deficiencies constituting a material weakness in our internal control over financial reporting. Specifically, we determined that we did not have adequate internal resources to establish an effective and efficient financial statement reporting process to be in compliance with generally accepted accounting principles. During 2012, we hired additional accounting personnel with appropriate levels of training and experience to remediate the material weakness. In addition, in 2013 we identified and corrected errors associated with debit balances in the financial statement caption “Accounts payable” that should have been written off as of and for the periods ended March 31, 2013, December 31, 2012 and March 31, 2012. As such, we restated the financial statements as of and for the periods ended March 31, 2013, December 31, 2012, and March 31, 2012. As a result, we identified a deficiency constituting a material weakness in our internal control over financial reporting as of December 31, 2012. Please read note 1 to the unaudited condensed financial statements beginning on page F-16 and note 1 to the audited financial statements beginning on page F-30. Specifically, we determined that we did not have adequate internal controls in place as of December 31, 2012 to reconcile certain accounts payable sub-ledger accounts. During 2013, we have implemented new internal controls that identified and corrected the errors and remediated the identified material weakness through redesigning certain internal reports, establishing additional reviews and matching of transactions, and periodic reconciliations of accounts payable sub-ledger accounts. Therefore, management believes that the material weakness has been remediated through the date of this prospectus. If we are unable to timely comply with Section 404 or if the costs related to compliance are significant, our results of operations, financial condition and ability to make cash distributions could be materially adversely affected.

As a publicly traded partnership we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements. Accordingly, holders of our common units will not have the same protections afforded to equity holders of companies subject to such corporate governance requirements.

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, our general partner’s board of directors will not be comprised of a majority of independent directors. Our general partner’s board of directors does not currently intend to establish a nominating/corporate governance committee or a compensation committee. Accordingly, unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the NYSE. Please read “Management.”

Risks Inherent in an Investment in Us

The board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter, which could limit our ability to grow and make acquisitions.

The board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter to our unitholders, beginning with the quarter ending December 31, 2013. As a result, our general partner will rely primarily upon external financing sources, including commercial bank or intercompany borrowings or issuances of debt or equity securities, to fund our acquisitions and expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional partnership interests in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional partnership interests will decrease the amount we distribute on each outstanding common unit. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, would reduce the cash available for distribution that we have to distribute to our unitholders.

Our general partner and its affiliates, including OCI, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of OCI, and OCI is under no obligation to adopt a business strategy that favors us.

Following the completion of this offering, OCI will indirectly own a non-economic general partner interest and a 78.3% limited partner interest in us (or 75.0% if the underwriters’ option to purchase additional common units is exercised in full) and will indirectly own and control our general partner. Although our general partner has a duty to manage us in a manner that is in the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owner, OCI. Conflicts of interest may arise between OCI and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including OCI, over the interests of our common unitholders. These conflicts include, among others, the following situations:

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neither our partnership agreement nor any other agreement requires OCI to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by OCI to increase or decrease production, shut down or reconfigure our plant, pursue and grow particular markets, or undertake acquisition opportunities for itself. OCI’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of OCI;

•	OCI may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

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as a lender under the new Intercompany Term Facility Agreement and intercompany revolving credit facility, OCI Fertilizer, an indirect, wholly owned subsidiary of OCI, may have interests that differ from holders of our common units;

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our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner’s liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

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our general partner will determine the amount and timing of asset purchases and sales, capital expenditures, borrowings, repayment of indebtedness, issuances of additional partnership interests and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is available for distribution to our common unitholders;

•	our general partner will determine which costs incurred by it are reimbursable by us;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions;

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our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

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our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than a specified percentage of our common units (please read “The Partnership Agreement—Limited Call Right”);

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our commercial agreements with OCI; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Duties.”

Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

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provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner as opposed to in its individual capacity, our general partner is required to make such determination, or take or decline to take such other action, in good faith and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

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provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith reliance on the provisions of our partnership agreement;

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provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful; and

•

provides that our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. Please read “Description of Our Common Units—Transfer of Common Units.”

Common units are subject to our general partner’s limited call right.

If at any time our general partner and its affiliates own more than 90% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, then concurrently with such reduction in percentage ownership, the ownership threshold to exercise the limited call right will be permanently reduced to 80%. As a result, you may be required to sell your common units at an undesirable time or at a price that is less than the market price on the date of purchase and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and then exercising its limited call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. Please read “The Partnership Agreement—Limited Call Right.”

Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have “say-on-pay” advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by the member of our general partner, which is an indirect, wholly owned subsidiary of OCI. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove our general partner. At closing, our general partner and its affiliates will own 78.3% of the common units (or 75.0% if the underwriters’ option to purchase additional common units is exercised in full).

Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Unitholders may have liability to repay distributions.

In the event that: (1) we make distributions to our unitholders when our nonrecourse liabilities exceed the sum of (a) the fair market value of our assets not subject to recourse liability and (b) the excess of the fair market value of our assets subject to recourse liability over such liability, or a distribution causes such a result, and (2) a unitholder knows at the time of the distribution of such circumstances, such unitholder will be liable for a period of three years from the time of the impermissible distribution to repay the distribution under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”).

Likewise, upon the winding up of the partnership, in the event that (1) we do not distribute assets in the following order: (a) to creditors in satisfaction of their liabilities; (b) to partners and former partners in satisfaction of liabilities for distributions owed under our partnership agreement; (c) to partners for the return of their contribution; and finally (d) to the partners in the proportions in which the partners share in distributions and (2) a unitholder knows at the time of such circumstances, then such unitholder will be liable for a period of three years from the impermissible distribution to repay the distribution under Section 17-807 of the Delaware Act.

A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to us that are known by the purchaser at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of OCI to transfer its membership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices.

There is no existing market for our common units, and we do not know if one will develop to provide you with adequate liquidity. If our unit price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common units. If an active trading market does not develop, you may have difficulty selling any of our common units that you buy. The initial public offering price for the common units was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common units at prices equal to or greater than the price paid by you in this offering.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common units, regardless of our operating performance.

Our unitholders who fail to furnish certain information requested by our general partner or who our general partner, upon receipt of such information, determines are not eligible citizens may not be entitled to receive distributions in kind upon our liquidation and their common units will be subject to redemption.

Our general partner may require each limited partner to furnish information about such limited partner’s nationality, citizenship or related status. If a limited partner fails to furnish information about such limited partner’s nationality, citizenship or other related status within a reasonable period after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as an ineligible holder. An ineligible holder does not have the right to direct the voting of such holder’s common units and may not receive distributions in kind upon our liquidation. Furthermore, we have the right to redeem all of the common units of any holder that is an ineligible holder. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “The Partnership Agreement—Non-Citizen Assignees; Redemption.”

We may issue additional partnership interests without unitholder approval, which would dilute common unitholder interests.

At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other partnership interests of equal or senior rank will have the following effects:

•	our common unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash distributions on each common unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding common unit may be diminished; and

•	the market price of our common units may decline.

OCI USA may sell common units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

Upon the completion of this offering, OCI USA, an indirect wholly owned subsidiary of OCI, will own 63,000,000 common units, representing approximately 78.3% of our outstanding common units (or 60,375,000 common units, representing approximately 75.0% of our outstanding common units, if the underwriters exercise their option to purchase additional common units in full). Additionally, we have agreed to provide OCI USA with certain registration rights under applicable securities laws. Please read “Common Units Eligible for Future Sale.” The sale of these common units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Tax Risks

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material U.S. federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the IRS were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to additional amounts of entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for U.S. federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gain, loss, deduction or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, if we were treated as a corporation for U.S. federal income tax purposes, there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to you.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences—Partnership Status.” We are unable to predict whether any of these changes or other proposals will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

If the IRS contests the U.S. federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution.

Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to him, which may require the payment of U.S. federal income taxes and, in some cases, state and local income taxes on his share of our taxable income, even if he receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if it sells such common units at a price greater than its tax basis in those common units, even if the price received is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in our common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from U.S. federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations promulgated under the Internal Revenue Code of 1986 (the “Code”), referred to as “Treasury Regulations.” A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Common Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We will prorate our items of income, gain, loss and deduction, for U.S. federal income tax purposes, between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, however, the U.S. Treasury Department issued proposed regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Latham & Watkins LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the common unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for U.S. federal income tax purposes.

We will be considered to have technically terminated as a partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same common unit will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced publicly traded partnership technical termination relief whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to U.S. federal income taxes, unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business in Texas. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the underwriting discount, structuring fees and the estimated offering expenses payable by us, will be approximately $291.3 million. We intend to use the net proceeds from this offering as follows:

•	approximately $125.0 million to repay in full and terminate the Term B-1 Loan;

•	approximately $158.6 million to pay a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering; and

•	the remainder to repay a portion of OCIB’s outstanding Intercompany Term Loans with OCI Fertilizer.

The table below sets forth our anticipated use of the expected net proceeds from this offering after deducting the underwriting discount, structuring fees and estimated offering expenses payable by us:

	Application of Net Proceeds	Percentage of Net Proceeds
	($ in millions)
Term B-1 Loan	$125.0	42.9%
Debottlenecking project and other budgeted capital projects	158.6	54.5
Intercompany Term Loans	7.7	2.6

Total	$291.3	100.0%

Borrowings under the Term B-1 Loan bear interest at a variable rate based upon either LIBOR plus 5.0% per annum or the lenders’ alternative base rate plus 4.0% per annum. OCIB’s Intercompany Term Loans with OCI Fertilizer bear interest at LIBOR plus 9.25%. As of August 31, 2013, OCIB had $125.0 million outstanding under the Term B-1 Loan and the applicable interest rate was 6.25% per annum. As of August 31, 2013, OCIB had approximately $170.5 million of outstanding Intercompany Term Loans with OCI Fertilizer and the applicable interest rate was 9.43% per annum. The Term B-1 Loan matures on August 20, 2019. As of August 31, 2013, all of OCIB’s outstanding Intercompany Term Loans with OCI Fertilizer mature on January 20, 2020.

OCIB used the proceeds from the Term B-1 Loan to repay outstanding borrowings under the Previous B-1 Loan. OCIB used the proceeds from the Intercompany Term Loans with OCI Fertilizer to fund the upgrade on our facility, to satisfy working capital requirements and for general corporate purposes. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 2,625,000 additional common units, if any, will be issued to OCI USA. Any such common units issued to OCI USA will be issued for no additional consideration. If the underwriters exercise in full their option to purchase additional common units from us, we expect to receive additional net proceeds of approximately $44.3 million, after deducting the underwriting discount and structuring fees. We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units from us to repay a portion of OCIB’s remaining outstanding Intercompany Term Loans with OCI Fertilizer.

CAPITALIZATION

The following table sets forth the combined cash and cash equivalents and capitalization as of June 30, 2013 of:

•	OCIB on a historical basis;

•	OCIB on a supplemental pro forma basis to reflect certain distributions as though they had been declared and were payable as of June 30, 2013;

•

OCI Partners LP on a pro forma basis to reflect the Transactions described under “Prospectus Summary—The Transactions,” excluding sources and uses of proceeds from this offering, as though they had occurred as of June 30, 2013; and

•	OCI Partners LP on a pro forma basis to reflect the issuance of our common units in this offering and the application of the net proceeds from this offering as described under “Use of Proceeds.”

The table assumes that the underwriters do not exercise their option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to OCI USA at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units from us to repay a portion of OCIB’s remaining outstanding Intercompany Term Loans with OCI Fertilizer.

This table is derived from, should be read together with and is qualified in its entirety by reference to OCIB’s unaudited historical interim financial statements and the accompanying notes and our unaudited pro forma condensed financial statements and accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Prospectus Summary—The Transactions,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2013
	OCIB Historical(2)	OCIB Supplemental Unaudited Pro Forma(3)	OCI Partners LP Pro Forma Excluding Sources and Uses of IPO Proceeds(4)	OCI Partners LP Pro Forma(5)
	(Unaudited) (In thousands)
Cash and cash equivalents	$48,374	$—	$—	$160,338

Long-term debt, including current maturities:
Intercompany Term Loans(1)	$170,482	$170,482	$170,482	$162,800
Previous Term Loan Facility(1)	357,300	357,300	—	—
Current portion of long-term debt	2,700	2,700	2,700	1,755
Term B-1 Loan(1)	—	—	124,055	—
Term B-2 Loan(1)	—	—	233,245	233,245
Intercompany revolving credit facility	—	—	—	—
Member’s equity/partners’ capital:
Member’s equity (deficit)	(122,880)	(208,422)	(195,656)	—
Capital held by public:
Common units (none issued and outstanding actual; 17,500 issued and outstanding pro forma)	—	—	—	291,287
Capital held by OCI and its affiliates:
Common units (none issued and outstanding actual; 63,000 issued and outstanding pro forma)	—	—	—	(199,268)

Total member’s equity/partners’ capital	(122,880)	(208,422)	(195,656)	92,019

Total capitalization	$407,602	$322,060	$334,826	$489,819

(1)	As of August 31, 2013, OCIB had approximately $170.5 million of outstanding Intercompany Term Loans with OCI Fertilizer, no outstanding borrowings under the Previous Term Loan Facility, $125.0 million outstanding under the Term B-1 Loan and $235.0 million outstanding under the Term B-2 Loan. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”
(2)	OCIB historical total member’s equity excludes planned distributions, all completed and planned transactions and the impact of sources and uses of the proceeds from this offering.
(3)	OCIB supplemental unaudited pro forma member’s equity gives pro forma effect to certain distributions as though they had been declared and were payable as of June 30, 2013. Please read OCIB’s supplemental unaudited pro forma condensed balance sheet as of June 30, 2013 beginning on page F-12.
(4)	OCI Partners LP pro forma partners’ capital excluding sources and uses of IPO proceeds gives pro forma effect to the Transactions, excluding sources and uses of proceeds from this offering, as though they had occurred as of June 30, 2013. Please read OCI Partners LP’s unaudited pro forma condensed balance sheet as of June 30, 2013 beginning on page F-3.
(5)	OCI Partners LP pro forma partners’ capital includes all planned distributions, all completed and planned transactions, as well as the impact of sources and uses of the proceeds from this offering. Please read OCI Partners LP’s unaudited pro forma condensed balance sheet as of June 30, 2013 beginning on page F-3.

DILUTION

Purchasers of common units offered by this prospectus will suffer immediate and substantial dilution in net tangible book value per unit. Our net tangible book value as of June 30, 2013 was approximately $(122.9) million. Our pro forma net tangible book value as of June 30, 2013, after giving effect to the Transactions but prior to giving effect to the issuance and sale of common units to purchasers in this offering, would have been approximately $(195.7) million, or approximately $(3.11) per unit. Pro forma net tangible book value per unit before the completion of this offering represents the amount of our pro forma tangible assets less our pro forma total liabilities, divided by the pro forma number of common units issued to OCI and its affiliates (assuming that the 2,625,000 common units that could be purchased by the underwriters pursuant to their option to purchase additional common units will be instead issued to OCI USA at the expiration of the option period for no consideration).

Dilution in net tangible book value per unit represents the difference between the amount per unit paid by purchasers of our common units in this offering and the pro forma net tangible book value per unit immediately after this offering. After giving effect to the sale of 17,500,000 common units in this offering at an initial public offering price of $18.00 per unit, and after deducting the underwriting discount, structuring fees and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2013 would have been approximately $92.0 million, or approximately $1.14 per unit. This represents an immediate increase in net tangible book value of $4.25 per unit to OCI and its affiliates and an immediate pro forma dilution of $16.86 per unit to purchasers of common units in this offering. The following table illustrates this dilution on a per unit basis:

Initial public offering price per unit		$18.00
Pro forma net tangible book value per unit before this offering(1)	$(3.11)
Increase in net tangible book value per unit attributable to purchasers in this offering and the use of proceeds	$4.25
Less: Pro forma net tangible book value per unit after this offering(2)		$1.14

Immediate dilution in net tangible book value per unit to purchasers in this offering(3)		$16.86

(1)	Determined by dividing the net tangible book value of our tangible assets less total liabilities by the number of common units issued to OCI USA, an indirect wholly owned subsidiary of OCI.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the application of the net proceeds from this offering, by the total number of common units to be outstanding after this offering.
(3)	If the underwriters’ option to purchase additional common units from us is exercised in full and the net proceeds are used as described under “Use of Proceeds,” the immediate dilution in net tangible book value per unit to purchasers in this offering will be $16.31 per unit.

The following table sets forth the number of common units that we will issue and the total consideration contributed to us by OCI and its affiliates in respect of their common units and by the purchasers of common units in this offering upon the completion of the Transactions contemplated by this prospectus:

	Common Units		Total Consideration
	Number	Percent	Amount	Percent
			(in millions)
OCI and its affiliates(1)	63,000,000	78.3%	$(199.3)	(172.2)%
New investors(2)	17,500,000	21.7%	$315.0	272.2%
Total	80,500,000	100.0%	$115.7	100.0%

(1)	The net assets contributed by OCI and its affiliates were recorded at historical cost in accordance with GAAP.
(2)	Reflects the net proceeds from this offering after deducting the underwriting discount, structuring fees and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase 2,625,000 common units in full, then the pro forma increase per unit attributable to new investors would be $4.80, the net tangible book value per unit after this offering would be $1.69 and the dilution per unit to new investors would be $16.31. In addition, new investors would purchase 20,125,000 common units, or approximately 25.0% of units outstanding, and the total consideration contributed to us by new investors would increase to $339.6 million, or 242.0% of the total consideration contributed.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with the specific assumptions upon which our cash distribution policy is based. Please read “—Assumptions and Considerations” below. For additional information regarding our historical and our pro forma operating results, you should refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited historical financial statements, our unaudited historical financial statements and our unaudited pro forma condensed financial statements included elsewhere in this prospectus. In addition, you should read “Risk Factors” and “Forward-Looking Statements” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Our Cash Distribution Policy

Upon the completion of this offering, the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter. Cash available for distribution for each quarter will be determined by the board of directors of our general partner following the end of such quarter. If we have cash available for distribution, our first distribution will take place following the first full quarter after the completion of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the completion of this offering. We expect that cash available for distribution for each quarter will generally equal the excess of the cash we generate during the quarter over cash needed for maintenance capital expenditures, debt service and other contractual obligations, and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate. We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, nor do we intend to incur debt to pay quarterly distributions. Other than the expansion capital expenditures we intend to fund with the net proceeds from this offering, we expect to finance substantially all of our growth externally with commercial bank or intercompany borrowings or by issuances of debt or equity securities.

Because our policy will be to distribute 100% of cash available for distribution each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low cash flow from operations, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our operating cash flow during each quarter. Our quarterly cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of, among other things, variations in our operating performance and variations in our cash flow caused by fluctuations in the price of natural gas, methanol and ammonia as well as our working capital requirements, planned and unplanned downtime and capital expenditures and our margins from selling our products. Please read “Business—Customers and Contracts,” “Business—Feedstock Supply” and “Business—Seasonality and Volatility.” These variations may be significant. The board of directors of our general partner may change our cash distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions to our unitholders on a quarterly or other basis.

Limitations on Cash Distributions; Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive cash distributions from us. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including:

•

Our unitholders have no contractual or other legal right to receive cash distributions from us on a quarterly or other basis. Our policy will be to distribute to our unitholders each quarter 100% of the cash available for distribution we generate each quarter, as determined quarterly by the board of directors of our general partner, but it may change this policy at any time.

•

Our business performance is expected to be more volatile, and our cash flows are expected to be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our cash distributions will be volatile and are expected to vary quarterly and annually.

•

Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly cash distributions over time. Furthermore, none of our limited partner interests, including those indirectly held by OCI, will be subordinate in right of distribution payments to the common units sold in this offering.

•

The amount of cash available for distribution, the distributions we pay under our cash distribution policy and the decision to make any distribution will be determined by the board of directors of our general partner. Our partnership agreement will not provide for any minimum quarterly distributions. Prior to making any distributions on our units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us, but does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. In connection with this offering, we, our general partner, OCI, OCI USA and OCIB will enter into an omnibus agreement pursuant to which OCI USA will agree to provide us with employee and operational services related to operating our facility and agree to provide us with selling, general and administrative services, and we will reimburse OCI USA for all direct or allocated costs and expenses incurred by OCI USA in providing such services. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash to pay distributions to our unitholders.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to our limited partners if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We expect that our cash distribution policy will be subject to restrictions on distributions under our debt agreements. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” Should we be unable to satisfy these restrictions, we would be prohibited from making cash distributions to you.

•

We may lack sufficient cash to make distributions to our unitholders due to a number of factors that would adversely affect us, including, but not limited to, decreases in revenues or increases in operating expenses, principal and interest payments on debt, working capital requirements, capital expenditures, disruptions in the operations at our facility or anticipated cash needs. Please read “Risk Factors” for information regarding these factors.

•

We have a limited operating history upon which to rely in evaluating whether we will have sufficient cash to allow us to pay distributions on our common units. While we believe, based on our financial forecasts and related assumptions, that we should have sufficient cash to enable us to pay the forecasted aggregate distribution on all of our common units for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014, we may be unable to pay the forecasted distribution or any amount on our common units.

•

We intend to pay our distributions on or about the fifteenth day of each February, May, August and November to holders of record on or about the last day of each prior month. If we have cash available for distribution, our first distribution will take place following the first full quarter after the completion of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the completion of this offering.

In the sections that follow, we present the following two tables:

•

“OCI Partners LP Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2012 and the Twelve Months Ended June 30, 2013,” in which we present our estimate of the amount of pro forma cash available for distribution we would have had for the year ended December 31, 2012 and the twelve months ended June 30, 2013 had the Transactions described under “Prospectus Summary—The Transactions” been completed on January 1, 2012, in each case, based on our unaudited pro forma condensed financial statements included elsewhere in this prospectus. Please read “Unaudited Pro Forma Condensed Financial Statements” beginning on page F-2 of this prospectus; and

•

“OCI Partners LP Unaudited Forecasted Cash Available for Distribution for the Twelve Months Ending September 30, 2014 and the Three Months Ending December 31, 2014,” in which we present our unaudited forecast of cash available for distribution for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014.

We do not, as a matter of course, make or intend to make public projections as to our future revenues, earnings or other results. However, our management has prepared the prospective financial information set forth under “—Unaudited Forecasted Cash Available for Distribution” below to supplement the historical audited and unaudited condensed financial statements and the unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus. To management’s knowledge and belief, the accompanying prospective financial information was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being indicative of future results, and, therefore, readers of this prospectus are cautioned not to place undue reliance on this prospective financial information. The forecasts included in this prospectus have been prepared by, and are the responsibility of, our management. KPMG has not examined, compiled or performed any procedures with respect to the forecasts, and, accordingly, KPMG does not express an opinion or any other form of assurance with respect thereto. The KPMG report included in this prospectus relates to our historical financial information. The KPMG report does not extend to the forecasts and should not be read to do so. Please read “Risk Factors” and “Forward-Looking Statements.”

Unaudited Pro Forma Cash Available for Distribution

Our pro forma cash available for distribution generated during the year ended December 31, 2012 and the twelve months ended June 30, 2013 would have been approximately $43.6 million and $138.1 million, respectively. Based on our initial cash distribution policy, this amount would have resulted in an aggregate annual distribution equal to $0.542 per unit and $1.717 per unit for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively. For each of the year ended December 31, 2012 and the twelve months ended June 30, 2013, on a pro forma basis, we would not have generated sufficient cash available for distribution to pay the per unit quarterly distribution that we project we will be able to pay for the twelve months ending September 30, 2014. In addition, as of December 31, 2012 and June 30, 2013, on a historical basis, we did not have sufficient cash on hand to pay the per unit quarterly distribution that we project we will be able to pay for the twelve months ending September 30, 2014. Please read the historical audited and unaudited condensed financial statements and the unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus.

The pro forma cash available for distribution calculations set forth below take into account the assumption that incremental general and administrative expenses related to being a publicly traded partnership were paid during the applicable periods in which they are included. The incremental general and administrative expenses reflect our estimate of the incremental expenses that we expect to incur as a publicly traded partnership, including expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing our common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation. We estimate that our incremental general and administrative expenses will be approximately $4.0 million per year; however, actual amounts could differ from this estimate and such differences could be material. The estimated incremental general and administrative expenses are reflected in our pro forma cash available for distribution but are not reflected in our unaudited pro forma condensed financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed financial statements, from which pro forma cash available for distribution is derived, do not purport to present our results of operations had the Transactions contemplated below actually been completed as of the date indicated below. Furthermore, cash available for distribution is a cash concept, while our unaudited pro forma condensed financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution stated above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the Transactions contemplated below in earlier periods.

The following table illustrates, on a pro forma basis for each calendar quarter of the year ended December 31, 2012 and the twelve months ended June 30, 2013, the amount of cash available for distribution that would have been generated during those periods, assuming that the Transactions (as defined under “Prospectus Summary—The Transactions”) had occurred, in each case, on January 1, 2012:

OCI Partners LP

Unaudited Pro Forma Cash Available for Distribution

for the

Year Ended December 31, 2012 and the Twelve Months Ended June 30, 2013

	Pro Forma Three Months Ended				Pro Forma Year Ended	Pro Forma Three Months Ended		Pro Forma Twelve Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	December 31, 2012	March 31, 2013	June 30, 2013	June 30, 2013
	(Unaudited) (In millions, except per unit data)
Net income	$(1.9)	$(0.8)	$13.5	$26.2	$37.0	$45.5	$37.3	$122.5
Add:
Interest expense and other financing costs(1)	6.7	6.7	6.8	6.8	27.0	6.6	6.7	26.9
Depreciation expense	1.0	1.0	4.0	5.4	11.4	5.5	5.6	20.5
Income tax expense(2)	—	0.1	0.4	0.5	1.0	0.5	0.5	1.9

EBITDA(3)	$5.8	$7.0	$24.7	$38.9	$76.4	$58.1	$50.1	$171.8
Subtract:
Net debt service costs(4)	6.9	6.9	7.0	7.0	27.8	6.9	6.9	27.8
Income tax expense(2)	—	0.1	0.4	0.5	1.0	0.5	0.5	1.9
Estimated incremental general and administrative expenses(5)	1.0	1.0	1.0	1.0	4.0	1.0	1.0	4.0

Cash Available for Distribution	$(2.1)	$(1.0)	$16.3	$30.4	$43.6	$49.7	$41.7	$138.1

Distributions per unit	$—	$—	$0.202	$0.378	$0.542	$0.619	$0.518	$1.717
Number of common units	80.5	80.5	80.5	80.5	80.5	80.5	80.5	80.5

Other Information
Expansion capital expenditures(6)	$83.8	$64.9	$34.4	$10.9	$194.0	$6.5	$2.3	$54.1

(1)	Interest expense and other financing costs represent the interest expense and fees (including amortization of debt issuance costs) related to our borrowings. Our pro forma interest expense is based on (i) a 6.25% interest rate on the new Term B-2 Loan, (ii) amortization of deferred financing costs, (iii) a 0.5% commitment fee on the unused portion of the new $40.0 million intercompany revolving credit facility with OCI Fertilizer and (iv) a 6.5% interest rate on $162.8 million of Intercompany Term Loans with OCI Fertilizer outstanding after the completion of this offering. We have assumed that OCIB did not incur any borrowings under the intercompany revolving credit facility.
(2)	Income tax expense relates to Texas margin taxes.
(3)	For a definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data.”

(4)	Net debt service cost is defined as (i) cash interest expense based on an assumed 6.25% annual interest rate on the $235.0 million Term B-2 Loan, plus (ii) required quarterly principal payments of 0.25% of the outstanding balance (equating to 1% annually), plus (iii) a 0.5% commitment fee on the unused portion of the new $40.0 million intercompany revolving credit facility, plus (iv) cash interest expense based on an assumed 6.5% annual interest rate on the balance of the Intercompany Term Loans with OCI Fertilizer outstanding after the completion of this offering. Net debt service cost excludes amortization of deferred financing costs. Net debt service cost reflects our assumption that we will be able to refinance our outstanding debt at maturity. To the extent that we are unable to refinance our debt at maturity on favorable terms, or at all, our ability to fund our operations and our ability to make cash distributions could be adversely affected.
(5)	Reflects an adjustment for estimated incremental general and administrative expense we expect that we will incur as a publicly traded partnership, including expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing our common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation.
(6)	Expansion capital expenditures during these periods related to the upgrade of our facility and were funded with borrowings under credit facilities or intercompany debt.

Reconciliation of Unaudited Pro Forma Cash Available for Distribution to Cash and Cash Equivalents

The following table reconciles our unaudited pro forma cash available for distribution for the year ended December 31, 2012 and the twelve months ended June 30, 2013 to the amount of cash and cash equivalents reflected on our historical balance sheet as of December 31, 2012 and June 30, 2013, respectively:

	Pro Forma Year Ended December 31, 2012	Pro Forma Twelve Months Ended June 30, 2013
Unaudited pro forma cash available for distribution	$43.6	$138.1
Cash (used) for capital expenditures(1)	(194.0)	(54.1)
Cash (used) provided by working capital changes(2)	31.1	(29.2)
Cash (used) provided by financing activities(3)	160.0	(7.5)
Cash and cash equivalents at beginning of period	1.0	1.1

Cash and cash equivalents at end of period	$41.7	$48.4

(1)	Relates to the upgrade of our methanol and ammonia production facility that was funded with borrowings under credit facilities or intercompany debt.

(2)	Our working capital fluctuates from time to time in the ordinary course of business and was funded with cash from operations and borrowings under credit facilities or intercompany debt.

(3)	Relates to borrowings under credit facilities, intercompany borrowings and repayments of such borrowings using cash from operations.

Unaudited Forecasted Cash Available for Distribution

Subject to certain assumptions and assuming the board of directors of our general partner declares distributions in accordance with our cash distribution policy, we expect that our cash available for distribution for the twelve months ending September 30, 2014 will be approximately $171.1 million, or $2.125 per unit, and we expect that our cash available for distribution for the three months ending December 31, 2014 will be approximately $69.2 million, or $0.860 per unit. In “—Assumptions and Considerations” below, we discuss the material assumptions underlying our forecast of cash available for distribution for the twelve months ending September 30, 2014, followed by a discussion concerning the material assumptions underlying our forecast of cash available for distribution for the three months ending December 31, 2014, which will be the first full operating quarter that includes the additional production capacity resulting from the completion of our debottlenecking project. The forecasted cash available for distribution discussed below should not be viewed as management’s projection of the actual cash available for distribution that we will generate during the twelve months ending September 30, 2014 or for the three months ending December 31, 2014. We can give you no assurance that our assumptions will be realized or that we will generate any cash available for distribution during the forecast periods or otherwise, in which event we will not be able to pay cash distributions on our common units.

We do not, as a matter of course, make or intend to make public projections as to our future revenues, earnings or other results. However, our management has prepared the prospective financial information set forth below in the table entitled “OCI Partners LP Unaudited Forecasted Cash Available for Distribution for the Twelve Months Ending September 30, 2014 and the Three Months Ending December 31, 2014” to present our expectations regarding our ability to generate $171.1 million of cash available for distribution for the twelve months ending September 30, 2014 and $69.2 million of cash available for distribution for the three months ending December 31, 2014. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. More specifically, such information omits items that are not relevant in providing prospective financial information relating to our ability to make cash distributions at the levels projected to be made during the forecast periods. In the view of our management, the accompanying prospective financial information was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management’s knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being indicative of future results, and, therefore, readers of this prospectus are cautioned not to place undue reliance on this prospective financial information.

Although our management considers the assumptions and estimates underlying the prospective financial information reasonable as of the date of its preparation, such assumptions and estimates are inherently uncertain and are subject to a wide variety of risks and uncertainties, including significant business, economic and competitive risks and uncertainties described under the headings “Risk Factors” and “Forward-Looking Statements” elsewhere in this prospectus, that could cause our actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that our actual results will not differ materially from those presented in the prospective financial information. Irrespective, investors in our common units should not regard inclusion of the prospective financial information in this prospectus as a representation by any person that the results contained in the prospective financial information will be achieved.

In light of the above, the statements that we believe that we will have sufficient cash available for distribution to allow us to pay the forecasted distributions on all of our outstanding common units for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014 should not be regarded as a representation by us, the underwriters or any other person that we will generate such amount of cash available for distribution or make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table shows how we calculate forecasted cash available for distribution for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014. The assumptions that we believe are relevant to particular line items in the table below are explained in “—Assumptions and Considerations.”

The forecasts included in this prospectus have been prepared by, and are the responsibility of, our management. KPMG has not examined, compiled or performed any procedures with respect to the forecasts, and, accordingly, KPMG does not express an opinion or any other form of assurance with respect thereto. The KPMG report included in this prospectus relates to our historical financial information. The KPMG report does not extend to the forecasts and should not be read to do so.

OCI Partners LP

Unaudited Forecasted Cash Available for Distribution

for the Twelve Months Ending September 30, 2014 and the Three Months Ending December 31, 2014

The following table illustrates the amount of cash that we estimate we will generate for each calendar quarter in the twelve months ending September 30, 2014 and for the three months ending December 31, 2014 that would be available for distribution to our unitholders. All of the amounts in the table below are estimates.

	Three Months Ending				Twelve Months Ending	Three Months Ending
	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	September 30, 2014	December 31, 2014
	(in millions, except per unit data)
Revenues	$104.5	$104.5	$107.3	$63.9	$380.2	$140.3
Cost of goods sold (exclusive of depreciation)	40.6	41.5	42.0	27.5	151.6	54.4
Depreciation expense	5.3	5.3	5.5	6.5	22.6	8.3
Selling, general and administrative expenses(1)	5.5	5.5	5.5	5.5	22.0	5.5

Income (loss) from operations before interest and tax expense	53.1	52.2	54.3	24.4	184.0	72.1
Net interest expense	6.4	6.3	6.3	6.5	25.5	6.5
Other income	0.1	0.1	0.1	0.1	0.4	0.1

Income before tax expense	46.8	46.0	48.1	18.0	158.9	65.7
Income tax expense	0.6	0.6	0.6	0.3	2.1	0.8

Net income	$46.2	$45.4	$47.5	$17.7	$156.8	$64.9

Adjustments to reconcile net income to EBITDA:
Add (Subtract):
Net interest expense and other financing costs(2)	6.3	6.3	6.2	6.4	25.2	6.4
Depreciation and amortization	5.3	5.3	5.5	6.5	22.6	8.3
Income tax expense	0.6	0.6	0.6	0.3	2.1	0.8

EBITDA(3)	$58.4	$57.6	$59.8	$30.9	$206.7	$80.4

Adjustments to reconcile EBITDA to cash available for distribution:
Subtract:
Net debt service costs(4)	6.9	6.8	6.8	7.0	27.5	7.0
Income tax expense(5)	0.6	0.6	0.6	0.3	2.1	0.8
Debottlenecking project capital expenditures(6)	11.9	27.1	27.8	66.1	132.9	—
Other expansion capital expenditures(7)	5.9	6.0	8.2	3.7	23.8	1.9
Actual maintenance capital expenditures	1.2	1.1	1.2	17.4	20.9	—
Turnaround and related expenses reserves	1.5	1.5	1.5	1.5	6.0	1.5
Add:
Net proceeds from this offering to fund debottlenecking project capital expenditures	11.9	27.1	27.8	66.1	132.9	—
Cash reserves and borrowings to fund actual turnaround and related expenses and other expansion capital projects(8)	7.1	7.1	9.4	21.1	44.7	—

Cash Available for Distribution	$49.4	$48.7	$50.9	$22.1	$171.1	$69.2

Distributions per unit	$0.614	$0.605	$0.632	$0.275	$2.125	$0.860
Number of common units	80.5	80.5	80.5	80.5	80.5	80.5

(1)	Selling, general and administrative expenses includes an adjustment of $4.0 million for estimated incremental general and administrative expense we expect that we will incur as a publicly traded partnership, including expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing our common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation.

(2)	Net interest expense and other financing costs represent the interest expense and fees (including amortization of debt issuance costs), net of amounts capitalized, related to our borrowings. Forecasted interest expense is based on (i) a 6.25% interest rate on the new Term B-2 Loan, (ii) amortization of deferred financing costs, (iii) a 6.5% interest rate on the new intercompany revolving credit facility, (iv) a 0.5% commitment fee on the unused portion of the new $40.0 million intercompany revolving credit facility and (v) a 6.5% interest rate on $162.8 million of Intercompany Term Loans with OCI Fertilizer outstanding after the completion of this offering. We have assumed that OCIB will incur $11.2 million of borrowings under the new intercompany revolving credit facility to fund expansion capital expenditures and maintenance capital expenditures.
(3)	For a definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data.”
(4)	Net debt service cost is defined as (i) cash interest expense based on an assumed 6.25% annual interest rate on the $235.0 million Term B-2 Loan, plus (ii) required quarterly principal payments of 0.25% of the outstanding balance (equating to 1% annually) of the Term B-2 Loan, plus (iii) cash interest expense based on an assumed 6.5% annual interest rate on the $40.0 million intercompany revolving credit facility, plus (iv) a 0.5% commitment fee on the unused portion of the new $40.0 million intercompany revolving credit facility, plus (v) cash interest expense based on an assumed 6.5% annual interest rate on the balance of the Intercompany Term Loans with OCI Fertilizer outstanding after the completion of this offering . Net debt service cost excludes amortization of deferred financing costs. Net debt service cost reflects our assumption that we will be able to refinance our outstanding debt at maturity. To the extent that we are unable to refinance our debt at maturity on favorable terms, or at all, our ability to fund our operations and our ability to make cash distributions could be adversely affected.
(5)	Income tax expense relates to Texas margin taxes.
(6)	Debottlenecking project capital expenditures relate to costs expected to be incurred after the completion of this offering for our debottlenecking project that will be funded with a portion of the net proceeds from this offering.
(7)	Other expansion capital expenditures relate to other budgeted capital projects that will be funded with turnaround and related expenses reserves, a portion of the net proceeds from this offering and borrowings under our new intercompany revolving credit facility. Other than the expansion capital expenditures we intend to fund with the net proceeds from this offering, we expect to finance substantially all of our growth externally with commercial bank or intercompany borrowings or by issuances of debt or equity securities.
(8)	Cash reserves include a portion of the net proceeds from this offering and turnaround and related expenses reserves.

Assumptions and Considerations

Based upon the specific assumptions outlined below with respect to the twelve months ending September 30, 2014, we estimate that we would generate EBITDA and cash available for distribution in an amount sufficient to allow us to distribute an aggregate of $171.1 million, or $2.125 per unit, on all of our outstanding common units, for the twelve months ending September 30, 2014. Based upon the specific assumptions outlined below with respect to the three months ending December 31, 2014, we estimate that we would generate EBITDA and cash available for distribution in an amount sufficient to allow us to distribute an aggregate of $69.2 million, or $0.860 per unit on all of our outstanding common units, for the three months ending December 31, 2014. If we have cash available for distribution, our first distribution will take place following the first full quarter after the completion of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the completion of this offering.

Basis of Presentation

The accompanying financial forecasts and summary of significant forecast assumptions of OCI Partners LP present the forecasted results of operations of OCI Partners LP for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014, assuming that the Transactions (as defined under “Prospectus Summary—The Transactions”) had occurred on October 1, 2013.

Summary of Significant Forecast Assumptions

Our Operating Days. For the twelve months ending September 30, 2014, we estimate that we will have 312 operating days for both our methanol and ammonia production units, which includes an estimated 40-day planned shutdown period in connection with our debottlenecking project and maintenance turnaround scheduled to occur in August and September of 2014, as well as an estimated 13 days of unplanned downtime. In addition to the 53 days of planned and unplanned downtime that we have included in our forecast for the twelve months ending September 30, 2014, our facility may face additional unplanned downtime during the forecast period. Please read “Risk Factors—Our facility faces operating hazards and interruptions, including unscheduled maintenance or downtime. We could face significant reductions in revenues and increases in expenses to the extent these hazards or interruptions cause a material decline in production and are not fully covered by our existing insurance coverage. Insurance companies that currently insure companies in our industry may cease to do so, may change the coverage provided or may substantially increase premiums in the future.” During the year ended December 31, 2012, our methanol and ammonia production units were in operation for 138 days and 340 days, respectively. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012). We did not achieve maximum daily production rates at our current capacity until the fourth quarter of 2012, after an approximate 20-month start-up phase. During the fourth quarter of 2012, the last quarter of our start-up phase, our methanol and ammonia production units were in operation for 78 days and 88 days, respectively. Following the conclusion of our start-up phase, during the period from January 1, 2013 through August 31, 2013, our methanol and ammonia production units were in operation for 225 days and 227 days, respectively. In addition, during the third quarter of 2013, we experienced 13 days of unplanned downtime as we took our methanol unit offline to repair our syngas machine, including replacing a rotor and installing new bearings.

Revenues. We estimate revenues based on a forecast of future methanol and ammonia netback prices (assuming that purchasers will pay shipping costs), multiplied by the number of metric tons we estimate we will sell during the forecast period.

Based on these assumptions, we estimate our revenues for the twelve months ending September 30, 2014 will be approximately $380.2 million. Our revenues for the year ended December 31, 2012 and the twelve months ended June 30, 2013, on a pro forma basis, were approximately $224.6 million and $377.8 million, respectively. We estimate that we will sell 608,194 metric tons of methanol during the twelve months ending September 30, 2014 at an average netback price of $427 per ton, for revenues of approximately $259.7 million. We sold 252,230 metric tons of methanol at an average netback price of $380 per ton for revenues of approximately $95.7 million for the year ended December 31, 2012. We sold 560,300 metric tons of methanol at an average netback price of $409 per ton for revenues of approximately $229.0 million for the twelve months ended June 30, 2013 on a pro forma basis. We expect that sales volumes for methanol during the twelve months ending September 30, 2014 will be higher than for the year ended December 31, 2012 and the twelve months ended June 30, 2013, on a pro forma basis, primarily as a result of continued robust demand for methanol throughout the twelve months ending September 30, 2014 and increased operating days due to our methanol production unit operating at maximum daily production rates for the period (other than those days we will shut down the facility during the months of August and September 2014 to complete our scheduled turnaround). The average netback price estimate for methanol during the twelve months ending September 30, 2014 was determined by management based on price estimates by our marketing group and data received from industry consultants, including Jim Jordan.

We estimate that we will sell 232,612 metric tons of ammonia during the twelve months ending September 30, 2014 at an average netback price of $518 per ton, for revenues of approximately $120.5 million. We generally sell ammonia under month-to-month contracts. Ammonia sales are generally priced at a fixed absolute discount to the CFR Tampa index during the month of delivery. Historically, ammonia prices have been seasonal, as the primary driver of demand for ammonia is fertilizer use, which typically results in ammonia prices rising during the fertilizer application seasons. Over the past two years, this trend has not been evident in our markets, with prices remaining strong throughout the year. We sold 221,820 metric tons of ammonia at an average netback price of $581 per ton for revenues of approximately $129.0 million for the year ended December 31, 2012. We sold 233,800 metric tons of ammonia at an average netback price of $636 per ton for revenues of approximately $148.7 million for the twelve months ended June 30, 2013, on a pro forma basis. We expect that sales volumes for ammonia during the twelve months ending September 30, 2014 will be higher than for the year ended December 31, 2012 and approximately the same as for the twelve months ended June 30, 2013, on a pro forma basis, primarily due to continued robust demand for ammonia throughout the twelve months ending September 30, 2014 and increased operating days due to our ammonia production unit operating at maximum daily production rates for the period (other than those days we will shut down the facility during the months of August and September 2014 to complete our scheduled turnaround). The average netback price estimate for ammonia during the twelve months ending September 30, 2014 was determined by management based on price estimates generated by our marketing group and data received from industry consultants in the fertilizer industry, including Blue Johnson.

Holding all other variables constant, we expect that a $50.00 change in our netback price per ton of methanol would change our forecasted cash available for distribution by approximately $30.4 million for the twelve months ending September 30, 2014. For the first six months of 2013, the average realized price of methanol was $429 per ton. Holding all other variables constant, we estimate that a $50.00 change in our netback price per ton of ammonia would change our forecasted cash available for distribution by approximately $11.6 million for the twelve months ending September 30, 2014. For the first six months of 2013, the average realized price of ammonia was $599 per ton.

Cost of Goods Sold (Exclusive of Depreciation). Our cost of goods sold (exclusive of depreciation) consists of costs related to the production of methanol and ammonia. Raw material purchases, such as natural gas and hydrogen, represent the largest component of our total cost of goods sold (exclusive of depreciation). For the six months ended June 30, 2013, natural gas feedstock costs represented approximately 63.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 75.0% of our variable cost of goods sold (exclusive of depreciation)). Our remaining cost of goods sold (exclusive of depreciation) typically consists of purchases of hydrogen and nitrogen feedstock, as well as monthly fixed charges related to labor, maintenance and utilities expenditures. Based on our forecasted revenues, as well as the other assumptions discussed below, we estimate that our total cost of goods sold (exclusive of depreciation) for the twelve months ending September 30, 2014 will be approximately $151.6 million. Our total cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012 was $133.4 million. Our total cost of goods sold (exclusive of depreciation) for the twelve months ended June 30, 2013 was approximately $179.1 million, on a pro forma basis. We expect our total cost of goods sold (exclusive of depreciation) for the twelve months ending September 30, 2014 to be higher than for the year ended December 31, 2012, on a pro forma basis, due to our facility operating at maximum daily production rates for the period (other than those days we will shut down the facility during the months of August and September 2014 to complete our scheduled turnaround). We expect our total cost of goods sold (exclusive of depreciation) for the twelve months ending September 30, 2014 to be lower than for the twelve months ended June 30, 2013, on a pro forma basis, primarily due to lower expected feedstock costs during the forecast period.

Prior to the start-up of our methanol production unit in July 2012, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. Such purchases of procured methanol were included in our total cost of goods sold (exclusive of depreciation). We did not purchase any methanol after the start-up of our methanol production unit through July 31, 2013. We purchased approximately $1.7 million of methanol during August 2013 to meet sales commitments to our customers. We have assumed that we will not engage in methanol trading activities during the twelve months ending September 30, 2014.

We estimate that our total natural gas expense for the twelve months ending September 30, 2014 will be approximately $99.5 million assuming consumption of 26.3 million MMBtu of natural gas and an average price of $3.78 per MMBtu during the twelve months ending September 30, 2014. Our total natural gas costs included in cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012 was $35.1 million based on consumption of 10.6 million MMBtu at an average natural gas price of $3.30 per MMBtu, compared to $2.75 per MMBtu Henry Hub natural gas prices over this same period. Our total natural gas costs included in cost of goods sold (exclusive of depreciation) for the twelve months ended June 30, 2013, on a pro forma basis, was approximately $94.6 million based on consumption of 26.1 million MMBtu at an average natural gas price of $3.62 per MMBtu, compared to $3.45 per MMBtu Henry Hub natural gas prices over this same period according to Bloomberg. Holding all other variables constant, we estimate that a $1.00 change per MMBtu in the forecasted price of natural gas (and the resulting effect on our hydrogen price formula) would change our forecasted cash available for distribution by approximately $29.3 million for the twelve months ending September 30, 2014.

The hydrogen needed for our ammonia production is primarily supplied from our methanol production process. However, we also purchase additional hydrogen from nearby suppliers to maximize our ammonia utilization rate. Based on our forecasted operational assumptions, we estimate that our hydrogen expense for the twelve months ending September 30, 2014 will be approximately $21.9 million for 8.2 MMscf purchased from nearby suppliers. Our total hydrogen costs included in cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012 were approximately $34.6 million for 15.9 MMscf, and $29.7 million for 12.6 MMscf for the twelve months ended June 30, 2013, on a pro forma basis.

We estimate that our nitrogen costs for ammonia production for the twelve months ending September 30, 2014 will be approximately $3.4 million, assuming consumption of 5.7 MMscf for the production of 232,612 metric tons of ammonia. Our total nitrogen costs included in cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012 were $3.7 million for 5.6 MMscf. For the twelve months ended June 30, 2013, on a pro forma basis, our nitrogen costs included in cost of goods sold (exclusive of depreciation) included $5.8 million for 6.5 MMscf. We estimate that our labor and operational maintenance costs for the twelve months ending September 30, 2014 will be approximately $18.0 million. Our total labor and maintenance costs included in cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012 and the twelve months ended June 30, 2013, on a pro forma basis, were $15.5 million and $23.1 million, respectively. In connection with this offering, we, our general partner, OCI, OCI USA and OCIB will enter into an omnibus agreement pursuant to which OCI USA will agree to provide us with employee and operational services related to operating our facility and we will reimburse OCI USA for all direct or allocated costs and expenses incurred by OCI USA in providing such services. Please read “Certain Relationships and Related Party Transactions—Our Agreements with OCI—Omnibus Agreement.”

Depreciation Expense. We estimate that depreciation for the twelve months ending September 30, 2014 will be approximately $22.6 million compared to $11.4 million for the year ended December 31, 2012 and $20.5 million for the twelve months ended June 30, 2013, on a pro forma basis.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of direct and allocated compensation, legal, treasury, accounting, marketing and human resources expenses and expenses related to maintaining our corporate offices in Nederland, Texas. Under the terms of the omnibus agreement, OCI USA will agree to provide us with selling, general and administrative services, and we will reimburse OCI USA for all direct or allocated costs and expenses incurred by OCI USA in providing such services. Please read “Certain Relationships and Related Party Transactions—Our Agreements with OCI—Omnibus Agreement.” Incremental general and administrative expenses will consist of all incremental expenses attributable to our administration as a publicly traded partnership. Incremental general and administrative expenses include, but are not limited to, expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing our common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation. We estimate that we will incur a total of $4.0 million in incremental general and administrative expenses for the twelve months ending September 30, 2014. We estimate that our selling, general and administrative expenses will be approximately $22.0 million for the twelve months ending September 30, 2014, consisting of approximately $18.0 million in selling, general and administrative services that we will pay OCI USA under the omnibus agreement and approximately $4.0 million of incremental general and administrative expenses attributable to our administration as a publicly traded partnership. Selling, general and administrative expense for the year ended December 31, 2012 and the twelve months ended June 30, 2013, on a pro forma basis, were approximately $15.0 million and $27.0 million, respectively.

Net Interest Expense and Net Debt Service Costs. Net interest expense and net debt service costs includes interest expense, interest income and other financing costs. As part of the Transactions, we will repay in full and retire the Term B-1 Loan and repay a portion of OCIB’s approximate $170.5 million of Intercompany Term Loans with OCI Fertilizer and related fees and expenses. Please read “Use of Proceeds.” We expect to have $235.0 million of borrowings outstanding under our new Term B-2 Loan at the completion of this offering, excluding unamortized debt discount. The new Term B-2 Loan currently bears interest at a rate of 6.25% and matures on August 20, 2019. Principal payments on the loan will be paid at 0.25% quarterly of the initial outstanding principal balance (equating to 1% annually) of the new Term B-2 Loan until maturity and the remaining principal balance will be payable in 2020. We expect that OCIB will have approximately $162.8 million of outstanding Intercompany Term Loans with OCI Fertilizer after the completion of this offering. OCIB’s outstanding Intercompany Term Loans with OCI Fertilizer currently bear interest at a rate of 9.43% and mature on January 20, 2020. Under the terms of the new Intercompany Term Facility Agreement, after the completion of this offering, interest on the Intercompany Term Loans will accrue at the rate equal to the sum of (a) the rate per annum applicable to the Term B-2 Loan (including as such per annum rate may fluctuate from time to time in accordance with the terms of the agreement governing the new Term Loan Facility), plus (b) 25 basis points. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Intercompany Term Loans.” OCIB also entered into a new $40.0 million intercompany revolving credit facility with OCI Fertilizer. The new intercompany revolving credit facility currently bears interest at a rate of 6.5%, matures on January 20, 2020 and carries an annual 0.5% commitment fee on the unused portion of the credit facility. We have assumed that OCIB will incur $11.2 million of borrowings under the new intercompany revolving credit facility to fund expansion capital expenditures and maintenance capital expenditures. For purposes of the forecast, we have assumed that we will not incur any additional indebtedness during the twelve months ending September 30, 2014. We estimate that net interest expense for the twelve months ending September 30, 2014 will be approximately $25.5 million, compared to $27.0 million for the year ended December 31, 2012 and $26.9 million for the twelve months ended June 30, 2013, on a pro forma basis. We estimate that net debt service costs for the twelve months ending September 30, 2014 will be approximately $27.5 million compared to $27.8 million for the year ended December 31, 2012 and $27.8 million for the twelve months ended June 30, 2013, on a pro forma basis. Net interest expense includes amortization of deferred financing costs, which have been excluded from net debt service costs. Net debt service costs also include the required quarterly principal payments of 0.25% (equating to $2.4 million or 1% of the initial outstanding principal balance annually of the new Term B-2 Loan) which is excluded from net interest expense.

Income Taxes. As a limited partnership, we expect that we will pay no federal income tax during the twelve months ending September 30, 2014. We estimate that we will pay approximately $2.1 million in Texas margin tax during the twelve months ending September 30, 2014, which is included in income tax expense.

Expansion Capital Expenditures. Given the nature of our operations and our expectations of future business performance, we expect that the significant changes in our future financial position will be primarily attributable to capital expenditures. Expansion capital expenditures are incurred for capital improvements that we expect will increase our production capacity, operating income or asset base over the long term. We are in the early stages of a debottlenecking project on our production facility that is expected to increase our annual methanol production capacity by approximately 182,500 metric tons, or approximately 25%, and increase our annual ammonia production capacity by approximately 40,000 metric tons, or approximately 15%. We expect that the debottlenecking project will be completed in the second half of 2014 and currently estimate the total cost of the project will be approximately $150 million (including costs associated with a turnaround and environmental upgrades). The forecast for the twelve months ending September 30, 2014 does not include revenue from any increase in production resulting from the debottlenecking project. We estimate that we will incur a total of $156.7 million in expansion capital expenditures for the twelve months ending September 30, 2014, including expenditures of $132.9 million related to our debottlenecking project. The remaining $23.8 million of expansion capital expenditures will be spent on various other budgeted capital projects to help improve our operational efficiency and expand our customer accessibility. We will retain a portion of the net proceeds from this offering, together with borrowings under our intercompany revolving credit facility, to fund any of these expenditures incurred after the completion of this offering. Our expansion capital expenditures during the year ended December 31, 2012 and for the twelve months ended June 30, 2013 related to the upgrade of our facility, which was funded by debt borrowings under credit facilities and intercompany debt. Other than the expansion capital expenditures we intend to fund with the net proceeds from this offering, we expect to finance substantially all of our growth externally with commercial bank or intercompany borrowings or by issuances of debt or equity securities.

Maintenance Capital Expenditures. Maintenance capital expenditures are capital expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain, including over the long term, our production capacity, operating income or asset base, or to comply with environmental, health, safety or other regulations. Maintenance capital expenditures that are required to comply with regulations may also improve the output, efficiency or reliability of our facility. We estimate that we will incur a total of $20.9 million in maintenance capital expenditures for the twelve months ending September 30, 2014 related to the scheduled maintenance turnaround.

Turnaround and Related Expenses Reserves. In advance of scheduled turnarounds at our facility, the board of directors of our general partner intends to elect to reserve amounts to fund expenditures and working capital requirements associated with such scheduled turnarounds. Such a decision by the board of directors may have an adverse impact on the cash available for distribution in the quarter(s) in which the reserves are withheld and a corresponding mitigating impact on the future quarter(s) in which the reserves are utilized.

We estimate total turnaround expense at approximately $24.0 million over a four-year turnaround cycle. Therefore, we estimate reserving approximately $6.0 million of cash available for distribution for turnaround expense over the twelve months ending September 30, 2014. Expected turnaround expense for the twelve months ending September 30, 2014 is approximately $20.9 million, all of which is attributed to the major turnaround scheduled for 2014 in connection with our debottlenecking project. We are still finalizing our planning for this turnaround, but we have assumed for purposes of the forecast that we will shut down the facility for 40 days during the months of August and September 2014 to complete this turnaround. However, this assumption is subject to change as we complete our turnaround planning.

Working Capital. Our working capital relates to inventories of methanol and ammonia as well as to accounts receivable related to sales of our methanol and ammonia. Our working capital fluctuates from time to time in the ordinary course of business and, accordingly, working capital levels are hard to predict at any time over the course of our fiscal periods. We have assumed no material changes, and forecasted no material changes, in working capital during the forecast period. We intend to fund any working capital deficits with borrowings under our intercompany revolving credit facility.

Three Months Ending December 31, 2014 and the Effect of Our Debottlenecking Project. Following an approximate 40-day planned shutdown of our facility in August and September 2014 for the completion of the debottlenecking project, we expect to have a full operating quarter with the incremental capacity during the three months ending December 31, 2014. Our daily production capacity for methanol is expected to increase from 2,000 metric tons per day to 2,500 metric tons per day, while our ammonia capacity is expected to increase from 726 metric tons per day to 835 metric tons per day. During the three months ending December 31, 2014, we estimate that we will have 91 operating days for both our methanol and ammonia production units. We estimate that we will sell 229,150 metric tons of methanol during the three months ending December 31, 2014 at an average netback price of $440 per ton, for revenues of approximately $100.8 million. We estimate that we will sell 75,008 metric tons of ammonia during the three months ending December 31, 2014 at an average netback price of $526 per ton, for revenues of approximately $39.5 million. Based on these assumptions, we estimate our revenues for the three months ending December 31, 2014 will be approximately $140.3 million. Our variable costs, such as natural gas, hydrogen and nitrogen, are expected to increase linearly with our expansion of production. However, we do not expect to incur any significant additional fixed costs such as labor, utilities and selling, general and administrative expenses with the completion of the debottlenecking project. Based on our forecasted revenues, as well as the other assumptions discussed above, we estimate that our total cost of goods sold (exclusive of depreciation) for the three months ending December 31, 2014 will be approximately $54.4 million. We estimate that after having completed our debottlenecking project, and based on the assumptions discussed above, we would generate cash available for distribution of $69.2 million for the three months ending December 31, 2014.

Holding all other variables constant, we estimate that a $50.00 change in our netback price per ton of methanol would change our forecasted cash available for distribution by approximately $ 11.5 million for the three months ending December 31, 2014. Holding all other variables constant, we estimate that a $50.00 change in our netback price per ton of ammonia would change our forecasted cash available for distribution by approximately $3.8 million for the three months ending December 31, 2014. Holding all other variables constant, we estimate that a $1.00 change per MMBtu in the forecasted price of natural gas (and the resulting effect on our hydrogen price formula) would change our forecasted cash available for distribution by approximately $10.7 million for the three months ending December 31, 2014.

Regulatory, Industry and Economic Factors. Our forecasts for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014 are based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors;

•	no new regulation or interpretation of existing regulations that, in either case, would be materially adverse to our business;

•	no material accidents, weather-related incidents, floods, unscheduled turnarounds or other downtime or similar unanticipated events;

•	no material adverse change in the markets in which we operate resulting from substantially higher natural gas or electricity prices or reduced demand for our products;

•	no material decreases in the prices we receive for our products; and

•	no material changes in domestic or global agricultural markets or overall domestic or global economic conditions.

Actual regulatory, industry and economic conditions may differ materially from those anticipated in this section as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors” and “Forward-Looking Statements.”

HOW WE MAKE CASH DISTRIBUTIONS

General

Upon the completion of this offering, the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter to unitholders of record on a pro rata basis. Within 45 days after the end of each quarter, beginning with the first full quarter following the closing date of this offering, we expect to make distributions, as determined by the board of directors of our general partner, to unitholders of record on the applicable record date.

Common Units Eligible for Distributions

Upon the completion of this offering, we will have 80,500,000 common units outstanding. Each common unit will be allocated a portion of our income, gain, loss, deduction and credit on a pro-rata basis, and each common unit will be entitled to receive distributions (including upon liquidation) in the same manner as each other common unit.

Method of Distributions

We intend to make cash distributions pursuant to our general partner’s determination of the amount of cash available for distribution for the applicable quarter, which we will then distribute to our unitholders, pro rata; provided, however, that we may change this policy at any time and our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank as to distributions. Our partnership agreement permits us to borrow to make distributions, but we are not required, and do not intend, to borrow to pay quarterly distributions. Accordingly, there is no guarantee that we will pay any distribution on our common units in any quarter. We do not have a legal obligation to pay distributions, and the amount of distributions paid under our cash distribution policy and the decision to make any distribution is determined by the board of directors of our general partner. The agreement governing the new Term Loan Facility restricts our ability to make cash distributions. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” for a discussion of provisions contained in the agreements governing our debt agreements that restrict our ability to make cash distributions.

General Partner Interest

Upon the completion of this offering, our general partner will own a non-economic general partner interest in us and, therefore, will not be entitled to receive cash distributions. However, OCI USA, an indirect wholly owned subsidiary of OCI that owns all of the outstanding member interests in our general partner, will own 63,000,000 common units upon the completion of this offering (assuming the underwriters’ option to purchase additional common units from us is not exercised) and may acquire additional common units and other equity interests in the future and will be entitled to receive pro rata distributions therefrom.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The selected historical financial information presented below under the caption “Statements of Operations Data” and “Cash Flows Data” for the years ended December 31, 2012 and 2011 and the selected historical financial information presented below under the caption “Balance Sheets Data” as of December 31, 2012 and 2011 have been derived from OCIB’s audited financial statements included elsewhere in this prospectus, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm.

The selected historical financial information presented below under the caption “Statements of Operations Data” and “Cash Flows Data” for the six months ended June 30, 2013 and 2012 and the selected financial data presented below under the caption “Balance Sheets Data” as of June 30, 2013 have been derived from OCIB’s unaudited financial statements included in this prospectus which, in the opinion of management, include all adjustments, consisting of only normal, recurring adjustments, necessary for the fair presentation of the results for the unaudited interim periods.

The selected unaudited pro forma condensed statements of operations data presented for the year ended December 31, 2012 and the six months ended June 30, 2013 assumes that the Transactions occurred as of January 1, 2012, and the unaudited pro forma condensed balance sheet data as of June 30, 2013 assumes that the Transactions occurred as of June 30, 2013. The selected unaudited pro forma condensed financial information is derived from our unaudited pro forma condensed financial statements included elsewhere in this prospectus. The pro forma condensed financial data is not comparable to our historical financial data. A more complete explanation of the pro forma condensed financial data can be found in our unaudited pro forma condensed financial statements and accompanying notes included elsewhere in this prospectus. Neither the pro forma condensed statements of operations data nor the pro forma condensed balance sheet data include estimates of the incremental general and administrative expenses of operating as a publicly traded limited partnership.

OCIB has restated its financial statements as of December 31, 2012 as well as its unaudited interim financial statements for the quarters ended March 31, 2013 and 2012 (not presented herein). Please read note 1 to the unaudited condensed financial statements beginning on page F-16 and note 1 to the audited financial statements beginning on page F-30.

For a detailed discussion of the selected historical financial information and operating data contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and our historical audited and unaudited condensed financial statements and our unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus. Among other things, the historical and unaudited pro forma condensed financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Historical				Pro Forma
(Dollars and metric tons in thousands, except per unit data)	Six months ended June 30,		Year ended December 31,		Six months ended June 30,	Year ended December 31,
	2013	2012	2012	2011	2013	2012
	(unaudited)		(Restated)		(unaudited)
Statements of Operations Data:
Revenues(1)	$219,062	$65,882	$224,629	$—	$219,062	$224,629
Cost of goods sold (exclusive of depreciation)	94,453	48,829	133,430	—	94,453	133,430
Expenses:
Depreciation expense	11,078	1,931	11,355	—	11,078	11,355
Selling, general and administrative	16,446	4,469	14,980	236	16,446	14,980

Income (loss) from operations before interest expense, other income and income tax expense	97,085	10,653	64,864	(236)	97,085	64,864
Interest expense	6,683	954	5,718	—	7,993	16,216
Interest expense – related party	8,437	180	6,469	—	5,391	10,782
Other income	11	257	202	523	11	202

Income before income tax expense	81,976	9,776	52,879	287	83,712	38,068
Income tax expense	974	140	1,048	—	974	1,048

Net income	$81,002	$9,636	$51,831	$287	$82,738	$37,020

Net income per common unit (basic and diluted)					$1.03	$0.46
Common units outstanding (basic and diluted)					80,500	80,500
Cash Flows Data:
Net cash provided by (used in):
Operating activities	$44,495	$10,292	$74,657	$(5,252)
Investing activities	(8,804)	(148,684)	(193,965)	(130,214)
Financing activities	(29,025)	138,500	159,982	136,500
Balance Sheets Data (at period end):
Cash and cash equivalents	$48,374		$41,708	$1,034	$160,338
Total assets	438,907		405,345	154,682	517,170
Total liabilities	561,787		349,227	150,395	425,151
Member’s equity (deficit)	(122,880)		56,118	4,287
Member’s equity / partners’ capital (including offering proceeds)					92,019
Member’s equity / partners’ capital (excluding offering proceeds)(2)					(195,656)
Other Financial Data:
EBITDA(3)	$108,174	$12,841	$76,421	$287	$108,174	$76,421
Capital expenditures for property, plant and equipment	8,804	148,684	193,965	130,214
Total debt (excluding accrued interest)	530,482	295,482	295,482	132,500	397,800
Key Operating Data:
Production (metric tons)
Methanol	347.4	—	217.8	—
Ammonia	128.9	95.5	215.2	8.8

(1)	Our ammonia production unit commenced production in December 2011, and our methanol production unit commenced production in July 2012. Although we began producing ammonia in December 2011, we did not sell the produced ammonia volumes until January 2012 in order to build inventories.
(2)	Member’s equity/partners’ capital (excluding offering proceeds) gives effect to the Transactions that have taken place or will take place in connection with this offering, except for the issuance and sale of common units in this offering and our expected use of the net proceeds therefrom. Please read “Prospectus Summary—The Transactions” and “Use of Proceeds.” Please also read the unaudited pro forma condensed balance sheet as of June 30, 2013 beginning on page F-3.
(3)	EBITDA is defined as net income plus interest expense and other financing costs, depreciation and income tax expense.

EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and

•	our operating performance and return on invested capital compared to those of other publicly traded partnerships, without regard to financing methods and capital structure.

EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, EBITDA presented by other companies may not be comparable to our presentation because each company may define that term differently.

	Historical				Pro Forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30,	Year ended December 31,
	2013	2012	2012	2011	2013	2012
(dollars in thousands)	(unaudited)				(unaudited)
Net income	$81,002	$9,636	$51,831	$287	$82,738	$37,020
Add:
Interest expense	6,683	954	5,718	—	7,993	16,216
Interest expense – related party	8,437	180	6,469	—	5,391	10,782
Depreciation expense	11,078	1,931	11,355	—	11,078	11,355
Income tax expense	974	140	1,048	—	974	1,048

EBITDA	$108,174	$12,841	$76,421	$287	$108,174	$76,421

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the historical financial statements and notes included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We are a Delaware limited partnership formed in February 2013 to own and operate a recently upgraded, integrated methanol and ammonia production facility that is strategically located on the Texas Gulf Coast near Beaumont. We are currently the largest merchant methanol producer in the United States with an annual methanol production capacity of approximately 730,000 metric tons and an annual ammonia production capacity of approximately 265,000 metric tons, and we are in the early stages of a debottlenecking project that will increase our annual methanol production capacity by 25% to approximately 912,500 metric tons and our annual ammonia production capacity by 15% to approximately 305,000 metric tons. Given our advantageous access and connectivity to customers and attractively priced natural gas feedstock supplies, we believe that we are one of the lowest-cost producers of methanol and ammonia in our markets and intend to capitalize on our competitive position to maximize our cash flow. We believe that the prospects for our methanol and ammonia business will remain positive for the foreseeable future because of growing U.S. and global demand for methanol and ammonia, our continued access to attractively priced natural gas feedstock, the United States’ current position as a net importer of both methanol and ammonia and our competitive position in our markets.

Both methanol and ammonia are global commodities that are essential building blocks for numerous end-use products. Methanol is a liquid petrochemical that is used in a variety of industrial and energy-related applications. Methanol is used in industrial applications to produce adhesives used in manufacturing wood products, such as plywood, particle board and laminates, resins to treat paper and plastic products, paint and varnish removers, solvents for the textile industry and polyester fibers for clothing and carpeting. Methanol is also used outside of the United States as a direct fuel for automobile engines, as a fuel blended with gasoline and as an octane booster in reformulated gasoline. In the United States, ammonia is primarily used as a feedstock to produce nitrogen fertilizers, such as urea and ammonium sulfate, and is also directly applied to soil as a fertilizer. In addition, ammonia is widely used in industrial applications, particularly in the Texas Gulf Coast market, including in the production of plastics, synthetic fibers, resins and numerous other chemical compounds.

We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. For the six months ended June 30, 2013, our net income and EBITDA, on a pro forma basis, were approximately $82.7 million and $108.2 million, respectively. Subject to certain assumptions, we expect our net income and EBITDA to be approximately $156.8 million and $206.7 million, respectively, for the twelve months ending September 30, 2014. Our net income and EBITDA were approximately $81.0 million and $108.2 million, respectively, for the six months ended June 30, 2013 and were approximately $51.8 million and $76.4 million, respectively, for the year ended December 31, 2012. For a reconciliation of EBITDA to net income and the assumptions used in our forecast of our net income and EBITDA for the twelve months ending September 30, 2014, please read “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data” and “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution.”

Key Industry Factors

Supply and Demand

Revenues and cash flow from operations are significantly affected by methanol and ammonia prices. The price at which we ultimately sell our methanol and ammonia depends on numerous factors, including the global supply and demand for methanol and ammonia.

Methanol. Historically, demand for methanol in chemical derivatives has been closely correlated to levels of global economic activity and industrial production. Because methanol derivatives are used extensively in the building industry, demand for these derivatives rises and falls with building and construction cycles, as well as the level of production of wood products, housing starts, refurbishments and related customer spending. Demand for methanol is also affected by automobile production, durable goods production, industrial investment and environmental and health trends. Lower natural gas prices and improving economic conditions have recently resulted in an increase in methanol supply in the United States, with domestic annual production capacity expected to be 6.2 million metric tons by the end of 2016.

Ammonia. Approximately 95% of global ammonia production is utilized for downstream products, including nitrogen fertilizers. In the United States, there is a meaningful correlation between demand for nitrogen fertilizer products and crop prices. High crop prices incentivize farmers to increase fertilizer application in order to maximize crop yields. Thus, high crop prices tend to buoy fertilizer demand, resulting in higher demand for ammonia. Since 1970, the number of ammonia producers in North America and the Caribbean has declined from 63 to 20, largely driven by market consolidation through mergers and acquisitions. This market consolidation has resulted in a marketplace characterized by a disciplined and rational supplier base.

Natural Gas Prices

The primary feedstock that we use to produce methanol and ammonia is natural gas. Operating at full capacity, our methanol and ammonia production units together require approximately 84,000 MMBtu per day of natural gas. For the six months ended June 30, 2013, natural gas feedstock costs represented approximately 63.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 75.0% of our variable cost of goods sold (exclusive of depreciation)). Accordingly, our profitability depends in large part on the price of our natural gas feedstock. In recent years, increased natural gas production from shale formations in the United States has increased domestic supplies of natural gas, resulting in a relatively low natural gas price environment. As a result, the competitive position of U.S. methanol and ammonia producers has been positively impacted relative to the methanol and ammonia competitive position of producers outside of the United States where the natural gas price environment is generally higher.

We have connections to one major interstate and three major intrastate natural gas pipelines that provide us access to significantly more natural gas supply than our facility requires and flexibility in sourcing our natural gas feedstock. We currently source natural gas from DCP Midstream and Kinder Morgan. In addition, we have recently connected our facility to a natural gas pipeline owned by Florida Gas Transmission and a natural gas pipeline owned by Houston Pipe Line Company. We believe that we have ready access to an abundant supply of natural gas for the foreseeable future due to our location and connectivity to major natural gas pipelines.

During the year ended December 31, 2012, we spent approximately $35.1 million on natural gas feedstock supplies, which equaled an average cost per MMBtu of approximately $3.30. We completed the refurbishment of our natural gas reformer and the upgrade of our methanol production unit in July 2012. Prior to the successful completion of our upgrade, we used hydrogen as our primary feedstock and spent an insignificant amount on natural gas feedstock. Since the completion of our upgrade, natural gas has been our primary feedstock. During the six months ended June 30, 2013, we spent approximately $60.0 million on natural gas feedstock supplies, which equaled an average cost per MMBtu of approximately $3.83.

Key Operational Factors

Product Sales Contracts

We are party to methanol sales contracts with Methanex, Koch, ExxonMobil, Arkema and Lucite. Consistent with industry practice, our methanol sales contracts set our pricing terms to reflect a specified discount to a published monthly benchmark methanol price (Jim Jordan or Southern Chemical), and our methanol is sold on an FOB basis when transported by barge. A substantial majority of our customers do not have minimum volume purchase obligations under these contracts, may determine not to purchase any more methanol from us at any time and may purchase methanol from other suppliers. The payment terms under our methanol sales contacts are net 25-30 days. For the six months ended June 30, 2013, Methanex and Koch accounted for approximately 34.5% and 23.3%, respectively, of our total revenues. For the year ended December 31, 2012, Methanex, Koch and Arkema accounted for approximately 11.2%, 12.0% and 9.8%, respectively, of our total revenues.

We generally sell ammonia under monthly contracts. Consistent with industry practice, these contracts set our pricing terms to reflect a specified discount to a published monthly benchmark ammonia price (CFR Tampa). Our customers have no minimum volume purchase obligations under these contracts, may determine not to purchase any more ammonia from us at any time and may purchase ammonia from other suppliers. The payment terms under our ammonia sales contacts are net 30 days. Although we have ammonia pipeline connections with certain of our customers, currently all of our ammonia is sold on an FOB basis and is transported by barge. For the six months ended June 30, 2013, Rentech and Transammonia accounted for approximately 15.8% and 15.4%, respectively, of our total revenues. For the year ended December 31, 2012, Transammonia accounted for approximately 50.6% of our total revenues.

Facility Reliability

Consistent, safe and reliable operations at our facility are critical to our financial performance and results of operations. Unplanned downtime at our facility may result in lost margin opportunity, increased maintenance expense and a temporary increase in working capital investment and related inventory position. The financial impact of planned downtime, including facility turnarounds, is mitigated through a diligent planning process that takes into account the existing margin environment, the availability of resources to perform the needed maintenance, feedstock logistics and other factors. We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. During the fourth quarter of 2012, the last quarter of our start-up phase, our methanol and ammonia production units were in operation for 78 days and 88 days, respectively. Following the conclusion of our start-up phase, during the period from January 1, 2013 through August 31, 2013, our methanol and ammonia production units were in operation for 225 days and 227 days, respectively.

We expect to perform maintenance turnarounds approximately every four years, which will typically last from 20 to 40 days and cost approximately $24 million per turnaround. We will attempt to perform significant maintenance capital projects at our facility during a turnaround to minimize disruption to our operations. We will capitalize the costs related to these projects as property, plant and equipment and will classify the amounts as maintenance capital expenditures. We plan to undertake a turnaround as part of our debottlenecking project that is expected to be completed in the second half of 2014, which will result in approximately 30 to 40 days of downtime at our facility. We expect that the next turnaround after the completion of the debottlenecking project will occur in 2018.

How We Evaluate Our Operations

We generate our revenues from the sale of methanol and ammonia manufactured at our facility. We sell our products, primarily under contract, to industrial and commercial customers for further processing or distribution. For the six months ended June 30, 2013 and the year ended December 31, 2012, we derived approximately 64% and 73%, respectively, of our revenues from the sale of our products to commercial traders for further processing or distribution and derived approximately 36% and 27%, respectively, of our revenues from the sale of our products to industrial users. In addition, we derive a portion of our revenues from uncontracted sales of methanol and ammonia. For the six months ended June 30, 2013 and the year ended December 31, 2012, we derived approximately 0% and 7%, respectively, of our revenues from uncontracted sales of our products. We use the following metrics to evaluate our operating performance.

Utilization

As an industrial chemicals manufacturer, the primary criterion that we use when evaluating our performance is the utilization rates of our production units, which is the total production volumes for a production unit for a given period divided by the nameplate capacity of that production unit. Maintaining consistent and reliable operations at our facility are critical to our financial performance and results of operations. Efficient production of methanol and ammonia requires reliable and stable operations at our facility due to the high costs associated with planned and unplanned downtime.

EBITDA

EBITDA is defined as net income plus interest expense and other financing costs, depreciation and income tax expense. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and

•	our operating performance and return on invested capital compared to those of other publicly traded partnerships, without regard to financing methods and capital structure.

EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, EBITDA presented by other companies may not be comparable to our presentation because each company may define EBITDA differently.

Cost of Goods Sold (Exclusive of Depreciation)

Our cost of goods sold (exclusive of depreciation) consists of costs related to the production of methanol and ammonia. Raw material purchases, such as natural gas and hydrogen, represent the largest component of our total cost of goods sold (exclusive of depreciation). For the six months ended June 30, 2013, natural gas feedstock costs represented approximately 63.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 75.0% of our variable cost of goods sold (exclusive of depreciation)). Our remaining cost of goods sold (exclusive of depreciation) typically consists of purchases of hydrogen and nitrogen feedstock, as well as monthly fixed charges related to labor, maintenance and utilities expenditures. During the periods presented, our facility’s start-up costs also contributed to higher cost of goods sold (exclusive of depreciation). Accordingly, the cost of goods sold (exclusive of depreciation) presented below is not reflective of our facility’s expected run-rate cost of goods sold (exclusive of depreciation) in the future.

Factors Affecting Comparability of Financial Information

Our historical results of operations for the periods presented may not be comparable between those periods or to our results of operations in the future for the reasons discussed below.

Start-Up of Our Facility

We did not achieve maximum daily production rates at our current capacity until the fourth quarter of 2012, after an approximate 20-month start-up phase. We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. As a result of our limited history of operations due to an extended start-up phase, our results of operations and our operating cash flows presented below for the six months ended June 30, 2012 and for the years ended December 31, 2011 and 2012 do not reflect full utilization of our facility and are not indicative of our expected results of operations and operating cash flows for periods subsequent to the completion of this offering.

Our results of operations for the six months ended June 30, 2013 reflect 165 days and 180 days of operations at our ammonia and methanol production units, respectively, compared to 162 days and no days of operations at our ammonia and methanol production units, respectively, for the six months ended June 30, 2012. We produced approximately 128,900 metric tons of ammonia and approximately 347,400 metric tons of methanol during the six months ended June 30, 2013, representing utilization rates in excess of 100% (relative to their respective nameplate capacities) for both our ammonia and methanol production units for the operating days during the period, as compared to production of approximately 95,500 metric tons of ammonia and no methanol during the six months ended June 30, 2012, representing a utilization rate of approximately 81% for the ammonia production unit for the operating days during the period.

Our results of operations for the year ended December 31, 2012 reflect 340 days and 138 days of operations at our ammonia and methanol production units, respectively, compared to 16 days and no days of operations at our ammonia and methanol production units, respectively, for the year ended December 31, 2011. We produced approximately 215,300 metric tons of ammonia and approximately 217,800 metric tons of methanol during the year ended December 31, 2012, representing utilization rates of 87.2% and 87.4% for the operating days during the period for our ammonia and methanol production units, respectively. In addition, prior to the start-up of our methanol production unit, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. We did not purchase any methanol after the start-up of our methanol production unit through June 30, 2013.

Debt Agreements and Interest Expense

On August 20, 2013, OCIB entered into a $360.0 million senior secured term loan credit facility, which we refer to as the new Term Loan Facility, with a syndicate of lenders and Bank of America, N.A., as administrative agent. The term loan facility is comprised of the $125.0 million Term B-1 Loan and the $235.0 million Term B-2 Loan, which we collectively refer to as the Term Loans. We will use a portion of the net proceeds from this offering to repay the Term B-1 Loan in full. The Term Loans will mature on August 20, 2019 and are subject to certain mandatory prepayment obligations upon the disposition of certain assets and the incurrence of certain indebtedness. Interest on the Term Loans will accrue, at OCIB’s option, at adjusted LIBOR plus 5.00% per annum or the alternate base rate plus 4.00%, but after the consummation of this offering, if OCIB has received both (a) a corporate credit rating of B from S&P and (b) a corporate family rating of Ba3 from Moody’s (in each case with at least a stable outlook), or better, such rates will immediately be reduced by 0.50% until such time, if any, as such ratings are no longer in effect. The proceeds from the new Term Loans were used to pay in full and terminate borrowings under the Previous Term Loan Facility. Related-party debt outstanding at June 30, 2013 accrued interest at LIBOR plus 9.25%, the Previous B-1 Loan accrued interest at LIBOR plus 4.0% and the Previous B-2 Loan accrued interest at LIBOR plus 3.5%. We expect that OCIB will have approximately $162.8 million of outstanding Intercompany Term Loans with OCI Fertilizer after the completion of this offering. OCIB’s outstanding Intercompany Term Loans with OCI Fertilizer currently bear interest at a rate of 9.43% and mature on January 20, 2020. Under the terms of the new Intercompany Term Facility Agreement, after the completion of this offering, interest on the Intercompany Term Loans will accrue at the rate equal to the sum of (a) the rate per annum applicable to the Term B-2 Loan (including as such per annum rate may fluctuate from time to time in accordance with the terms of the agreement governing the new Term Loan Facility), plus (b) 25 basis points. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Intercompany Term Loans.” As a result, our results of operations for periods prior to and after the completion of this offering may not be comparable. Please read “—Liquidity and Capital Resources—Credit Facilities.”

Publicly Traded Partnership Expenses

After the completion of this offering, we expect that our general and administrative expenses will increase due to the costs of operating as a publicly traded partnership, including expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing our common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation. We estimate that this incremental general and administrative expense will be approximately $4.0 million per year, excluding the costs associated with this offering. Our financial statements following this offering will reflect the impact of this incremental expense, which will affect the comparability of our post-offering results with our financial statements from periods prior to the completion of this offering. Our unaudited pro forma condensed financial statements, however, do not reflect this incremental general and administrative expense.

Our Debottlenecking Project

As discussed in “Business—Our Growth Projects—Our Debottlenecking Project,” we intend to expand our existing methanol and ammonia production capacity. To the extent that we proceed with and complete our debottlenecking project, we expect to incur significant costs and expenses for the construction and development of the project. We expect that the debottlenecking project will be completed in the second half of 2014 and currently estimate the total cost of the project will be approximately $150 million (including costs associated with a turnaround and environmental upgrades). We expect that we will shut down our facility for approximately 30 to 40 days in the second half of 2014 in order to complete our debottlenecking project (including completion of the associated turnaround and environmental upgrades). As of August 31, 2013, we had incurred approximately $15.5 million in expenditures related to our debottlenecking project, including costs associated with engineering fees and down payments on equipment. We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering. We expect our depreciation expense will increase from the additional assets placed into service from our debottlenecking project. To the extent that we successfully complete our debottlenecking project, we expect that our production, revenues and costs of goods sold will be greater in subsequent periods than in prior periods. As a result, our results of operations for periods prior to, during and after the completion of our debottlenecking project may not be comparable.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our financial statements. The following discussion should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus.

Comparison of the Three and Six Months Ended June 30, 2013 and 2012

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(in thousands)		(in thousands)
Revenues:
Ammonia	$30,941	$31,108	$67,976	$48,144
Methanol	75,960	8,282	151,086	17,738

Total revenues	106,901	39,390	219,062	65,882

Net Income	$35,538	$4,771	$81,002	$9,636

	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012
	Metric Tons	Revenue	Metric Tons	Revenue
	(in thousands)		(in thousands)
Product Shipments:
Ammonia	55.8	$30,941	63.1	$31,108
Methanol – Procured	—	—	20.9	8,282
Methanol – Produced	169.4	75,960	—	—

Total	225.2	$106,901	84.0	$39,390

	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012
	Metric Tons	Revenue	Metric Tons	Revenue
	(in thousands)		(in thousands)
Product Shipments:
Ammonia	113.5	$67,976	101.5	$48,144
Methanol – Procured	—	—	44.2	17,738
Methanol – Produced	352.3	151,086	—	—

Total	465.8	$219,062	145.7	$65,882

Revenues

Our total revenues were approximately $106.9 million for the three months ended June 30, 2013 compared to approximately $39.4 million for the three months ended June 30, 2012. Our methanol revenues were approximately $76.0 million for the three months ended June 30, 2013 compared to approximately $8.3 million for the three months ended June 30, 2012. This increase was due to start-up downtime associated with our methanol production unit during 2012, which commenced methanol production in July 2012, ramped up production during the third and fourth quarters of 2012 and achieved maximum daily production rates at our current capacity in the fourth quarter of 2012. Prior to the start-up of our methanol production unit, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. We did not purchase any methanol after the start-up of our methanol production unit through June 30, 2013. Our ammonia revenues were approximately $30.9 million for the three months ended June 30, 2013 compared to approximately $31.1 million for the three months ended June 30, 2012. This increase was due to continuing upgrades at our ammonia production unit during 2012. Although our ammonia production began in December 2011, we did not achieve maximum daily production rates of ammonia at our current capacity until August 2012.

We sold approximately 169,400 metric tons of produced methanol and no procured methanol during the three months ended June 30, 2013 compared to no produced methanol and approximately 20,900 metric tons of procured methanol during the three months ended June 30, 2012. The average sales prices per metric ton during the three months ended June 30, 2013 was $448 per metric ton for methanol compared to $396 per metric ton for methanol for the three months ended June 30, 2012. This represents an increase of 13.2% for methanol compared to the average sales price per metric ton for methanol during the three months ended June 30, 2012. Sales of methanol comprised approximately 71.1% of our total revenues for the three months ended June 30, 2013 compared to 21.0% of our total revenues for the three months ended June 30, 2012.

We sold approximately 55,800 metric tons of ammonia during the three months ended June 30, 2013 compared to approximately 63,100 metric tons of ammonia during the three months ended June 30, 2012. The average sales prices per metric ton during the three months ended June 30, 2013 was $555 per metric ton for ammonia compared to $493 per metric ton for ammonia for the three months ended June 30, 2012. This represents an increase of 12.6% for ammonia compared to the average sales price per metric ton for ammonia during the three months ended June 30, 2012. This increase in the sales price for ammonia was due to increases in the market price for ammonia. Sales of ammonia comprised approximately 28.9% of our total revenues for the three months ended June 30, 2013 compared to 79.0% of our total revenues for the three months ended June 30, 2012.

Our total revenues were approximately $219.1 million for the six months ended June 30, 2013 compared to approximately $65.9 million for the six months ended June 30, 2012. Our methanol revenues were approximately $151.1 million for the six months ended June 30, 2013 compared to approximately $17.7 million for the six months ended June 30, 2012. This increase was due to start-up downtime associated with our methanol production unit during 2012, which commenced methanol production in July 2012, ramped up production during the third and fourth quarters of 2012 and achieved maximum daily production rates at our current capacity in the fourth quarter of 2012. Prior to the start-up of our methanol production unit, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. We did not purchase any methanol after the start-up of our methanol production unit through June 30, 2013. Our ammonia revenues were approximately $68.0 million for the six months ended June 30, 2013 compared to approximately $48.1 million for the six months ended June 30, 2012. This increase was due to continuing upgrades at our ammonia production unit during 2012. Although our ammonia production began in December 2011, we did not achieve maximum daily production rates of ammonia at our current capacity until August 2012.

We sold approximately 352.3 metric tons of produced methanol and no procured methanol during the six months ended June 30, 2013 compared to no produced methanol and approximately 44.2 metric tons of procured methanol during the six months ended June 30, 2012. The average sales prices per metric ton during the six months ended June 30, 2013 was $429 per metric ton for methanol compared to $401 per metric ton for methanol for the six months ended June 30, 2012. This represents an increase of 6.9% for methanol compared to the average sales price per metric ton for methanol during the six months ended June 30, 2012. Sales of methanol comprised approximately 69.0% of our total revenues for the six months ended June 30, 2013 compared to 26.9% of our total revenues for the six months ended June 30, 2012.

We sold approximately 113.5 metric tons of ammonia during the six months ended June 30, 2013 compared to approximately 101.5 metric tons of ammonia during the six months ended June 30, 2012. The average sales prices per metric ton during the six months ended June 30, 2013 was $599 per metric ton for ammonia compared to $474 per metric ton for ammonia for the six months ended June 30, 2012. This represents an increase of 26.3% for ammonia compared to the average sales price per metric ton for ammonia during the six months ended June 30, 2012. This increase in the sales price for ammonia was due to increases in the market price for ammonia. Sales of ammonia comprised approximately 31.0% of our total revenues for the six months ended June 30, 2013 compared to 73.1% of our total revenues for the six months ended June 30, 2012.

Cost of Goods Sold (Exclusive of Depreciation)

Cost of goods sold (exclusive of depreciation) was approximately $48.5 million for the three months ended June 30, 2013 compared to approximately $31.5 million for the three months ended June 30, 2012. The increase in cost of goods sold (exclusive of depreciation) for the three months ended June 30, 2013 compared to the three months ended June 30, 2012 was primarily due to our commencing methanol production in July 2012.

Our methanol production unit began methanol production in July 2012 (with no significant methanol production until August 2012). Prior to the start-up of our methanol production unit, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. We did not purchase any methanol after the start-up of our methanol production unit through June 30, 2013. Our purchase price for natural gas increased from an average of $2.87 per MMBtu for the three month period ended June 30, 2012 to an average of $4.20 per MMBtu for the three month period ended June 30, 2013.

Natural gas costs comprised approximately 67.6% of our total cost of goods sold (exclusive of depreciation) (or approximately 81.0% of our variable cost of goods sold (exclusive of depreciation) for the three months ended June 30, 2013. Prior to the completion of the refurbishment of our natural gas reformer and the upgrade of our methanol production unit in July 2012, we used hydrogen as our primary feedstock for the production of ammonia, and natural gas comprised only 1.8% of our variable cost of goods sold (exclusive of depreciation) for the three months ended June 30, 2012. Upon the completion of our facility upgrades, hydrogen use has been reduced to normal operating levels. Hydrogen costs comprised approximately 11.7% of our cost of goods sold (exclusive of depreciation) for the three months ended June 30, 2013 compared to approximately 35.7% of our cost of goods sold (exclusive of depreciation) for the three months ended June 30, 2012. Procured methanol comprised approximately 30.6% of our cost of goods sold (exclusive of depreciation) for the three months ended June 30, 2012. We did not purchase methanol for sale during the three months ended June 30, 2013. In addition, fixed manufacturing costs of approximately $8.0 million were recorded as costs of goods sold (exclusive of depreciation) for the three months ended June 30, 2013 compared to approximately $4.0 million for the three months ended June 30, 2012. This increase in fixed manufacturing costs relates to the completion of the upgrade of our methanol production unit in July 2012, the increase in production levels and labor costs in 2012 and the corresponding increase in other related fixed manufacturing costs.

Cost of goods sold (exclusive of depreciation) was approximately $94.4 million for the six months ended June 30, 2013 compared to approximately $48.8 million for the six months ended June 30, 2012. The increase in cost of goods sold (exclusive of depreciation) for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 was primarily due to our commencing methanol production in July 2012 and to higher ammonia sales volume for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 as we did not achieve maximum daily production rates until August 2012. Our purchase price for natural gas increased from an average of $2.87 per MMBtu for the six months ended June 30, 2012 to an average of $3.83 per MMBtu for the six months ended June 30, 2013.

Natural gas costs comprised approximately 63.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 75.0% of our variable cost of goods sold (exclusive of depreciation)) for the six months ended June 30, 2013. Prior to the completion of the refurbishment of our natural gas reformer and the upgrade of our methanol production unit in July 2012, we used hydrogen as our primary feedstock for the production of ammonia, and natural gas comprised only 1.1% of our variable cost of goods sold (exclusive of depreciation) for the six months ended June 30, 2012. Upon the completion of our facility upgrades, hydrogen use has been reduced to normal operating levels. Hydrogen costs comprised approximately 11.9% of our cost of goods sold (exclusive of depreciation) for the six months ended June 30, 2013 compared to approximately 33.1% of our cost of goods sold (exclusive of depreciation) for the six months ended June 30, 2012. Procured methanol comprised approximately 36.2% of our cost of goods sold (exclusive of depreciation) for the six months ended June 30, 2012. We did not purchase methanol for sale during the six months ended June 30, 2013. In addition, fixed manufacturing costs of approximately $14.5 million were recorded as costs of goods sold for the six months ended June 30, 2013, as compared to approximately $5.1 million for the six months ended June 30, 2012. This increase in fixed manufacturing costs relates to the completion of the upgrade of our methanol production unit in July 2012, the increase in production levels and labor costs in 2012 and the corresponding increase in other related fixed manufacturing costs.

Cost of goods sold (exclusive of depreciation) was approximately 45.4% and 43.1% of revenue for the three and six months ended June 30, 2013, respectively, compared to approximately 80.1% and 74.1% of revenue for the three and six months ended June 30, 2012, respectively. The decrease in cost of goods sold (exclusive of depreciation) as a percentage of revenue for the three and six months ended June 30, 2013 compared to the three and six months ended June 30, 2012 was primarily due to the fact that we purchased methanol and hydrogen during the three and six months ended June 30, 2012 to meet sales commitments to our customers. Prior to the start-up of the methanol production unit in July 2012, we purchased methanol and sold it to our customers to meet sales commitments. We did not purchase methanol to meet customer commitments during the three and six months ended June 30, 2013. We also purchased hydrogen during the three and six months ended June 30, 2012 for use as the primary feedstock in the production of ammonia. Upon the start-up of our methanol unit, we began to primarily produce hydrogen internally as a by-product of our methanol production process. The prices of methanol, ammonia, hydrogen and nitrogen are set on a daily basis and thus continually affect the ratio of cost of goods sold (exclusive of depreciation) to revenues.

Depreciation Expense

Depreciation expense was approximately $5.6 million for the three months ended June 30, 2013 compared to approximately $1.0 million for the three months ended June 30, 2012. This increase was primarily due to depreciation expense associated with our methanol production unit that was placed into service in July 2012.

Depreciation expense was approximately $11.1 million for the six months ended June 30, 2013 compared to approximately $1.9 million for the six months ended June 30, 2012. This increase was primarily due to depreciation expense associated with our methanol production unit that was placed into service in July 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were approximately $8.3 million for the three months ended June 30, 2013 compared to approximately $1.0 million for the three months ended June 30, 2012. This increase was primarily due to additional insurance expense related to our upgraded facility, an increase in administrative and personnel expenses due to the addition of employees during the periods after June 30, 2012, an increase in legal and professional services expense and corporate costs of $2.1 million related to a management fee payable to OCI that will be terminated and replaced with the omnibus agreement upon the completion of this offering.

Selling, general and administrative expenses were approximately $16.4 million for the six months ended June 30, 2013 compared to approximately $4.5 million for the six months ended June 30, 2012. This increase was primarily due to additional insurance expense related to our upgraded facility, an increase in administrative and personnel expenses due to the addition of employees during the periods after July 1, 2012, an increase in legal and professional services expense and corporate costs of $6.2 million in the aggregate related to a management fee payable to OCI that will be terminated and replaced with the omnibus agreement upon the completion of this offering and a consulting contract that has since been terminated.

In connection with this offering, we, our general partner, OCI, OCI USA and OCIB will enter into an omnibus agreement pursuant to which OCI USA will agree to provide us with selling, general and administrative services, and we will reimburse OCI USA for all direct or allocated costs and expenses incurred by OCI USA in providing such services. Please read “Certain Relationships and Related Party Transactions—Our Agreements with OCI—Omnibus Agreement.”

After the completion of this offering, we expect that our general and administrative expenses will increase due to the costs of operating as a publicly traded partnership, including expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing our common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation. We estimate that this incremental general and administrative expense will be approximately $4.0 million per year, excluding the costs associated with this offering. This increase is expected to be offset in part by the termination of any obligations to pay management fees to OCI after the completion of this offering.

Interest Expense

Interest expense and interest expense–related party were approximately $4.4 million and $4.0 million, respectively, for the three months ended June 30, 2013 compared to approximately $1.0 million and $0.2 million, respectively, for the three months ended June 30, 2012. Interest expense–related party relates to interest on OCIB’s Intercompany Term Loans with OCI Fertilizer that bear interest at LIBOR plus 9.25%. This increase was primarily due to increased borrowings to facilitate the upgrade of our facility and a reduction in capitalized interest. Prior to the completion of the upgrade, interest was capitalized in accordance with OCIB’s accounting policy to capitalize interest on indebtedness incurred during the construction of major projects. No interest was capitalized during the three months ended June 30, 2013 compared to $4.5 million during the three months ended June 30, 2012.

Interest expense and interest expense–related party were approximately $6.7 million and $8.4 million, respectively, for the six months ended June 30, 2013 compared to $1.0 million and $0.2 million, respectively, for the six months ended June 30, 2012. Interest expense–related party relates to interest on OCIB’s Intercompany Term Loans with OCI Fertilizer that bear interest at LIBOR plus 9.25%. This increase was primarily due to increased borrowings to facilitate the upgrade of our facility and a reduction in capitalized interest. Prior to the completion of the upgrade, interest was capitalized in accordance with OCIB’s accounting policy to capitalize interest on indebtedness incurred during the construction of major projects. No interest was capitalized during the six months ended June 30, 2013 compared to $8.7 million during the six months ended June 30, 2012.

Other Income

Other income was approximately $2,000 for the three months ended June 30, 2013 compared to approximately $0.1 million for the three months ended June 30, 2012. This decrease was primarily due to increased disposal of scrap material during the refurbishment of the methanol unit in 2012.

Other income was approximately $11,000 for the six months ended June 30, 2013 compared to approximately $0.3 million for the six months ended June 30, 2012. This decrease was primarily due to increased disposal of scrap material during the refurbishment of the methanol unit in 2012.

Comparison of the Years Ended December 31, 2012 and 2011

	Year Ended December 31,
	2012	2011
	(in thousands)
Revenues:
Ammonia	$128,954	$—
Methanol	95,675	—

Total revenues	224,629	—

Net Income	$51,831	$287

	Year Ended December 31, 2012		Year Ended December 31, 2011
	Metric Tons	Revenue	Metric Tons	Revenue
	(in thousands)		(in thousands)
Product Shipments:
Ammonia	221.8	$128,954	—	$—
Methanol – Procured	51.2	20,382	—	—
Methanol – Produced	201.0	75,293	—	—

Total	474.0	$224,629	—	$—

Revenues

Our total revenues were approximately $224.6 million for the year ended December 31, 2012 compared to no revenues for the year ended December 31, 2011. Our ammonia production unit commenced production in December 2011, and our methanol production unit commenced production in July 2012. Although we began producing ammonia in December 2011, we did not sell the produced ammonia volumes until January 2012 in order to build inventories, resulting in all ammonia produced in 2011 being included in our 2012 revenues. Revenues from sales of methanol and ammonia comprised approximately $95.7 million (42.7%) and $129.0 million (57.3%), respectively, of our total revenues for the year ended December 31, 2012.

We sold approximately 201,000 metric tons of produced methanol and approximately 51,200 metric tons of procured methanol during the year ended December 31, 2012. The average sales prices per metric ton during the year ended December 31, 2012 was $375 per metric ton for produced methanol and $398 per metric ton for procured methanol, as compared to no sales in 2011. Our methanol production unit commenced production in July 2012 (with no significant methanol production until August 2012) and ramped up production during the third and fourth quarters of 2012. Prior to the start-up of our methanol production unit, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. We did not purchase any methanol after the start-up of our methanol production unit through June 30, 2013.

We sold approximately 221,800 metric tons of ammonia during the year ended December 31, 2012. The average sales prices per metric ton during the year ended December 31, 2012 was $581 per metric ton for ammonia, as compared to no sales in 2011.

Cost of Goods Sold (Exclusive of Depreciation)

Cost of goods sold (exclusive of depreciation) was approximately $133.4 million for the year ended December 31, 2012 compared to no costs of goods sold for the year ended December 31, 2011. Our ammonia production unit commenced production in December 2011 and our methanol production unit commenced production in July 2012 (with no significant methanol production until August 2012). Although we began producing ammonia in December 2011, we did not sell the produced ammonia volumes until January 2012 in order to build inventories. As there were no ammonia or methanol revenues recorded for the year ended December 31, 2011, no costs of goods sold were recorded in the period. Prior to the completion of the refurbishment of our natural gas reformer and the upgrade of our methanol production unit in July 2012, we used hydrogen as our primary feedstock for the production of ammonia. Consequently, hydrogen costs comprised approximately 25.9% of our total cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012. Upon the completion of our facility upgrades, hydrogen use has been reduced to normal operating levels. Natural gas accounted for approximately 26.3% of our total cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012. Nitrogen costs accounted for approximately 2.8% of our total cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012. Procured methanol comprised approximately 16.1% of our total costs of goods sold for the year ended December 31, 2012. Prior to the start-up of our methanol production unit, we purchased and sold methanol to meet sales commitments to our customers and to take advantage of opportunities that we identified in the market. We did not purchase any methanol after the start-up of our methanol production unit through June 30, 2013.

In addition, fixed manufacturing costs, primarily relating to labor and maintenance, of approximately $21.4 million were recorded as costs of goods sold (exclusive of depreciation) for the year ended December 31, 2012. Labor costs comprised approximately 5.8% of our total cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012. Maintenance costs comprised approximately 5.9% of our total cost of goods sold (exclusive of depreciation) for the year ended December 31, 2012.

For the year ended December 31, 2012, our cost of goods sold (exclusive of depreciation) was impacted by high procurement costs for the hydrogen required by our ammonia production unit. When our facility became fully operational in July 2012, we began obtaining the hydrogen necessary to produce ammonia as a by-product of our methanol production process. However, until our methanol production unit became operational in July 2012, we acquired hydrogen from the local market. In addition, one-time start-up costs related to the commissioning and ramp-up of methanol production capacity at our facility required higher natural gas usage per ton.

Cost of goods sold (exclusive of depreciation) was approximately 59.4% of revenue for the year ended December 31, 2012 compared to no cost of goods sold or revenue for the year ended December 31, 2011. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012). As there were no ammonia or methanol revenues recorded for the year ended December 31, 2011, no costs of goods sold were recorded in the period. Prior to the start-up of the methanol production unit in July 2012, we purchased methanol and sold it to our customers to meet sales commitments. No purchases of methanol were made in 2012 after the start-up of our methanol production unit. In addition, hydrogen purchases decreased upon start-up of the methanol production unit when we began producing ammonia as a by-product of the methanol production process. The prices of methanol, ammonia, hydrogen and nitrogen are set on a daily basis and thus continually affect the ratio of cost of goods sold (exclusive of depreciation) to revenues.

Depreciation Expense

Depreciation expense was approximately $11.4 million for the year ended December 31, 2012 compared to no depreciation expense for the year ended December 31, 2011. This increase was primarily due to our methanol production unit being placed into service in July 2012 and our ammonia production unit being in service for the full year ended December 31, 2012. As of December 31, 2011, our production units were still undergoing upgrades and not ready for their intended use. Accordingly, no depreciation expense was recorded for the year ended December 31, 2011.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were approximately $15.0 million for the year ended December 31, 2012 compared to approximately $0.2 million for the year ended December 31, 2011. This increase was primarily due to additional insurance expense related to our upgraded facility, an increase in administrative and personnel expenses due to the addition of employees during 2012 and additional corporate costs.

Interest Expense

Interest expense and interest expense–related party were approximately $5.7 million and $6.5 million, respectively, for the year ended December 31, 2012 compared to no interest expense for the year ended December 31, 2011. Our policy is to capitalize interest costs incurred during the construction of major projects. Because our facility was undergoing an upgrade during the year ended December 31, 2011 and we had no revenues during that period, we capitalized $3.5 million of interest incurred and recorded no interest expense for the year ended December 31, 2011. The increase in interest incurred for the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to increased borrowings to facilitate the upgrade of our facility.

Other Income

Other income was approximately $0.2 million for the year ended December 31, 2012 compared to approximately $0.5 million for the year ended December 31, 2011. This decrease was primarily due to a decrease in the disposal of scrap material after the completion of the upgrades on our methanol and ammonia units.

Liquidity and Capital Resources

For the year ended December 31, 2012 and the six months ended June 30, 2013, we funded our operations and construction primarily from Intercompany Term Loans with OCI Fertilizer, third party loans and operating cash flow.

Our principal uses of cash are expected to be for our operations, distributions, capital expenditures and funding our debt service obligations. We believe that our cash from operations and the net proceeds from this offering will be adequate to fund our commercial commitments and planned capital expenditures for the next twelve months.

Distributions

Upon the completion of this offering, the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution we generate each quarter to our unitholders, which could materially impact our liquidity and limit our ability to grow and make acquisitions. Cash available for distribution for each quarter will be determined by the board of directors of our general partner following the end of such quarter. As a result of our cash distribution policy, our liquidity will be significantly impacted, and other than the expansion capital expenditures we intend to fund with the net proceeds from this offering, we expect to finance substantially all of our growth externally with commercial bank or intercompany borrowings or by issuances of debt or equity securities. However, our partnership agreement does not require us to pay cash distributions on a quarterly or other basis, and we may change our cash distribution policy at any time and from time to time. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Intercompany Term Loans

As of June 30, 2013, OCIB had approximately $170.5 million of outstanding Intercompany Term Loans with OCI Fertilizer, an indirect wholly owned subsidiary of OCI, which were incurred to fund the upgrade of our facility that was completed in July 2012, satisfy working capital requirements and for general corporate purposes. The Intercompany Term Loans mature on January 20, 2020 and are subordinated to indebtedness under the Term Loans. Please read “Certain Relationships and Related Party Transactions—Other Transactions with Related Parties—Intercompany Term Loans.” We intend to repay a portion of OCIB’s outstanding Intercompany Term Loans with a portion of the net proceeds from this offering. Under the terms of the new Intercompany Term Facility Agreement, after the completion of this offering, interest on the Intercompany Term Loans will accrue at the rate equal to the sum of (a) the rate per annum applicable to the Term B-2 Loan (including as such per annum rate may fluctuate from time to time in accordance with the terms of the agreement governing the new Term Loan Facility), plus (b) 25 basis points. Please also read “—Credit Facilities—Intercompany Revolving Credit Facility” for a description of OCIB’s new intercompany revolving credit facility.

Credit Facilities

New Term Loan Facility. On August 20, 2013, OCIB entered into a new $360.0 million senior secured term loan credit facility, which we refer to as the new Term Loan Facility, with a syndicate of lenders and Bank of America, N.A., as administrative agent, to replace borrowings under OCIB’s Previous Term Loan Facility. The new Term Loan Facility is comprised of a tranche in the principal amount of $125.0 million (the “Term B-1 Loan”) and a tranche in the principal amount of $235.0 million (the “Term B-2 Loan” and, together with the Term B-1 Loan, the “Term Loans”). We will use a portion of the net proceeds from this offering to repay the Term B-1 Loan in full. The agreement governing the new Term Loan Facility also allows OCIB to add one or more incremental term loan facilities in an aggregate principal amount not to exceed the greater of $100.0 million and such other amount such that, after giving effect on a pro forma basis to any such incremental facility and other applicable pro forma adjustments, the first lien net leverage ratio is equal to or less than 1.25 to 1.00. The Term Loans, as well as related fees and expenses, are unconditionally guaranteed by OCI USA and, upon consummation of this offering, will be unconditionally guaranteed by OCI Partners LP. The Term Loans mature on August 20, 2019 and are subject to certain mandatory prepayment obligations upon the disposition of certain assets and the incurrence of certain indebtedness. The Term Loans, and related fees and expenses, are secured by a first priority lien on substantially all of OCIB’s assets and a pledge by OCI USA of its ownership interest in OCIB. Upon completion of this offering, all security provided by OCI USA will be released, and OCI Partners LP will pledge its ownership interest in OCIB. Interest on the Term Loans will accrue, at OCIB’s option, at adjusted LIBOR plus 5.00% per annum or the alternate base rate plus 4.00%, but after the completion of this offering, if OCIB has received both (a) a corporate credit rating of B from S&P and (b) a corporate family rating of Ba3 from Moody’s (in each case with at least a stable outlook), or better, such rates will immediately be reduced by 0.50% until such time, if any, as such ratings are no longer in effect. The agreement governing the new Term Loan Facility contains customary covenants and conditions. Upon the occurrence of certain events of default under the agreement governing the Term Loan Facility, OCIB’s obligations under the new Term Loan Facility may be accelerated.

The operating and financial restrictions and covenants set forth in the agreement governing the new Term Loan Facility will adversely affect our ability to finance future operations or capital needs or to engage in other business activities. These restrictions and covenants limit our and OCIB’s ability, among other things, to:

•	incur additional indebtedness;

•	create liens on assets;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase our common units;

•	make investments, loans or advances;

•	prepay certain subordinated indebtedness;

•	make certain acquisitions or enter into agreements with respect to our equity interests; and

•	engage in certain transactions with affiliates.

The agreement governing the new Term Loan Facility also contains financial covenants requiring the maintenance of a minimum interest coverage ratio and a maximum senior secured leverage ratio on a quarterly basis. In addition, OCIB may not permit the consolidated interest coverage ratio on the last day of any fiscal quarter to be less than 5.00 to 1.00, which may limit our ability to make cash distributions.

As a result of these covenants, we will be limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, to the extent that we are unable to refinance our debt at maturity on favorable terms, or at all, our ability to fund our operations and our ability to make cash distributions could be adversely affected.

Intercompany Revolving Credit Facility. On August 20, 2013, OCIB entered into a new $40.0 million intercompany revolving credit facility with OCI Fertilizer, as the lender, which will mature on January 20, 2020. Interest on borrowings under the intercompany revolving credit facility will accrue at the rate equal to the sum of (a) the rate per annum applicable to the Term B-2 Loan (including as such per annum rate may fluctuate from time to time in accordance with the terms of the agreement governing the new Term Loan Facility), plus (b) 25 basis points. OCIB will pay a commitment fee to OCI Fertilizer on the unused portion of the intercompany revolving credit facility equal to 0.5% per annum. The intercompany revolving credit facility is subordinated to indebtedness under the Term Loans.

Capital Expenditures

We divide our capital expenditures into two categories: maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures are capital expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing or the construction or development of new capital assets) made to maintain, including over the long term, our production capacity, operating income or asset base (including capital expenditures relating to turnarounds), or to comply with environmental, health, safety or other regulations. Maintenance capital expenditures that are required to comply with regulations may also improve the output, efficiency or reliability of our facility. We expense our maintenance capital expenditures in the period incurred. Expansion capital expenditures are capital expenditures incurred for acquisitions or capital improvements that we expect will increase our production capacity, operating income or asset base over the long term. Expansion capital expenditures are capitalized and amortized over the period of expected benefits.

During the years ended December 31, 2011 and 2012, all equipment at our facility was tested, inspected and upgraded. All capital expenditures incurred during the period from our acquisition of the facility until it reached full production capacity in the fourth quarter of 2012 were recorded as expansion capital expenditures. We have not recorded any maintenance capital expenditures for the six months ended June 30, 2013 or for the years ended December 31, 2011 and 2012. We expect to perform maintenance turnarounds approximately every four years, which will typically last from 20 to 40 days and cost approximately $24 million per turnaround. We will attempt to perform significant maintenance capital projects at our facility during a turnaround to minimize disruption to our operations. We will capitalize the costs related to these projects as property, plant and equipment and will classify the amounts as maintenance capital expenditures. We plan to undertake a turnaround as part of our debottlenecking project that is expected to be completed in the second half of 2014, which will result in approximately 30 to 40 days of downtime at our facility. We expect that the next turnaround after the completion of the debottlenecking project will occur in 2018. Our expansion capital expenditures totalled approximately $8.8 million, $194.0 million and $130.2 million for the six months ended June 30, 2013 and the years ended December 31, 2012 and 2011, respectively.

Our expansion capital expenditures are expected to be approximately $37.8 million and $140.8 million for the years ending December 31, 2013 and 2014, respectively, for expenditures related to our debottlenecking project and other budgeted capital projects. As discussed in “Business—Our Growth Projects,” we expect to incur a total of approximately $150 million in expansion capital expenditures for our debottlenecking project (including costs associated with a turnaround and environmental upgrades). As of August 31, 2013, we had incurred approximately $15.5 million in expenditures related to our debottlenecking project, including costs associated with engineering fees and down payments on equipment. We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering.

Our estimated capital expenditures are subject to change due to unanticipated increases in the cost, scope and completion time for our capital projects. For example, we may experience increases in labor or equipment costs necessary to comply with government regulations or to complete projects that sustain or improve the profitability of our facility. Our future capital expenditures will be determined by the board of directors of our general partner.

Cash Flows

Our profits, operating cash flows and cash available for distribution are subject to changes in the prices of our products and natural gas, which is our primary feedstock. Our products and feedstocks are commodities and, as such, their prices can be volatile in response to numerous factors outside of our control.

As a result of our limited history of operations due to an extended start-up phase associated with the upgrade of our facility, our operating cash flows presented below for the six months ended June 30, 2013 and

2012 and for the years ended December 31, 2012 and 2011 do not reflect full utilization of our facility and are not indicative of our expected operating cash flows for periods subsequent to the completion of this offering.

Net cash from (used in) operating activities, investing activities and financing activities for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011 were as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(in thousands)
Net cash used provided by (used in):
Operating activities	$44.5	$10.3	$74.7	$(5.3)
Investing activities	(8.8)	(148.7)	(194.0)	(130.2)
Financing activities	(29.0)	138.5	160.0	136.5

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Operating Activities. Net cash provided by operating activities for the six months ended June 30, 2013 was approximately $44.5 million. We had net income of $81.0 million for the six months ended June 30, 2013. During this period, we recorded depreciation expense of $11.1 million and amortization of debt issuance costs of $2.0 million. Accounts receivable increased by $8.8 million during the six months ended June 30, 2013. The increase in accounts receivable is due to the timing of receipt of cash from a significant customer in December 2012. Monthly sales increased to $37.8 million in June 2013 compared to $37.5 million in December 2012. Typically, accounts receivable at the end of a month is approximately equal to one month of revenue. However, in December 2012, we received an early payment of $8.9 million from one customer related to its purchases during the month of December 2012. No such early payments were received in June 2013. Inventories increased by $4.5 million during the six months ended June 30, 2013. Inventories at December 31, 2012 were decreased to minimize tax effects, and the balance at June 30, 2013 represents the expected normal level of inventory, with the exception of a slightly higher than normal volume of ammonia inventory. Due to the unavailability of barges for outbound transportation, there was a slight accumulation of ammonia inventory at June 30, 2013. Prepaid interest (related party) increased by $6.4 million, while accrued interest (related party) decreased by $20.2 million during the six months ended June 30, 2013 due to the payment of interest on Intercompany Term Loans owed to OCI Fertilizer. Advances due from related party increased by $4.5 million during the six months ended June 30, 2013 as we paid amounts on behalf of OCI USA related to its various other capital projects and operating expenditures. Accounts payable (excluding non-cash accruals of property, plant and equipment) and other payables, accruals and current liabilities decreased by $2.2 million and $3.7 million respectively due to the settlement of obligations payable to contractors that assisted with the refurbishment of our methanol unit.

Net cash provided by operating activities for the six months ended June 30, 2012 was approximately $10.3 million. We had net income of $9.6 million for the six months ended June 30, 2012. During this period, we recorded depreciation expense of $1.9 million. Accounts receivable increased by $11.6 million during the six months ended June 30, 2012 due to the start-up of the ammonia production unit and the initial sales activity during the period then ended. Accounts payable (excluding non-cash accruals of property, plant and equipment) and other payables, accruals and current liabilities increased by $5.8 million and $2.3 million, respectively, due to the upgrade of our facility and purchases of additional feedstock as our ammonia production began.

Investing Activities. Net cash used in investing activities was approximately $8.8 million and $148.7 million, respectively, for the six months ended June 30, 2013 and 2012. The decrease in purchases of property, plant and equipment of $139.9 million for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 was primarily due to the completion of upgrades at our ammonia production unit in December 2011 and the completion of upgrades at our methanol production unit in July 2012.

Financing Activities. Net cash used in financing activities was approximately $29.0 million for the six months ended June 30, 2013 compared to net cash provided by financing activities of $138.5 million for the six months ended June 30, 2012. During the six months ended June 30, 2013, we received net proceeds from borrowings of $356.0 million from third-party lenders (after incurring debt issuance costs of $4.0 million), repaid borrowings of $125.0 million to third party lenders, and made distributions of $260.0 million to OCI USA. During the six months ended June 30, 2012, we received net proceeds from borrowings of $122.0 million from third-party lenders (after incurring debt issuance costs of $3.0 million) and $16.5 million from OCI Fertilizer.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2012 was approximately $74.7 million. We had net income of $51.8 million for the year ended December 31, 2012. During this period, we recorded depreciation expense of $11.4 million and amortization of debt issuance costs of $2.0 million. Accounts receivable increased by $28.1 million during the year ended December 31, 2012, due to increased shipments of our products. Accounts payable (excluding non-cash accruals of property, plant and equipment), accounts payable (related party) and other payables and accruals increased by $18.7 million, $3.8 million and $7.7 million, respectively. This net increase in accounts payable of $30.2 million was due to an increase in purchases of feedstock as a result of increased production volumes and an increase in corporate allocations.

Net cash used in operating activities for the year ended December 31, 2011 was approximately $5.3 million. We had net income of $0.3 million for the year ended December 31, 2011. We had no accounts receivable during the year ended December 31, 2011. Inventories increased by $4.9 million during the year ended December 31, 2011 due to the ammonia production unit commencing production in December 2011 and the build-up of inventory until our first shipment in January 2012.

Investing Activities. Net cash used in investing activities was approximately $194.0 million and $130.2 million, respectively, for the years ended December 31, 2012 and 2011 related to the upgrade of our facility.

Financing Activities. Net cash provided by financing activities was approximately $160.0 million for the year ended December 31, 2012 compared to net cash provided by financing activities of $136.5 million for the year ended December 31, 2011. During the year ended December 31, 2012, we borrowed approximately $257.5 million of debt, repaid approximately $94.5 million of outstanding borrowings and incurred approximately $3.0 million in debt issuance costs. During the year ended December 31, 2011, we borrowed approximately $132.5 million of debt and received $4.0 million in contributions from OCI USA.

Contractual Obligations

The following table lists our significant contractual obligations and their future payments at June 30, 2013:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Previous Term Loan Facility(1)	$360,000	$360,000	$—	$—	$—
Intercompany Term Loans(2)	170,482	—	—	—	170,482
Interest payments on debt	113,047	15,145	32,187	32,187	33,528
Hydrogen supply contract	4,384	4,384	—	—	—
Natural gas supply contract	10,786	10,786	—	—	—
Purchase commitments	19,815	19,815	—	—	—

Total	$678,514	$410,130	$32,187	$32,187	$204,010

(1)	Proceeds from borrowings under the new Term Loan Facility were used to pay in full and retire the Previous Term Loan Facility in August 2013. Please read “—Liquidity and Capital Resources—Credit Facilities.” We will use a portion of the net proceeds from this offering to repay the $125.0 million Term B-1 Loan in full and to pay related fees and expenses. Please read “Use of Proceeds.”

(2)	We intend to use a portion of the net proceeds from this offering to repay a portion of OCIB’s outstanding Intercompany Term Loans with OCI Fertilizer. Please read “Use of Proceeds.”

The following table lists our significant contractual obligations and their future payments on a pro forma basis at June 30, 2013:

Contractual Obligations (Pro Forma)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Term B-2 Loan(1)	$235,000	$1,763	$4,700	$4,700	$223,837
Intercompany Term Loans(1)	162,800	—	—	—	162,800
Interest payments on debt(1)	177,731	25,214	49,988	49,468	53,061
Hydrogen supply contract	4,384	4,384	—	—	—
Natural gas supply contract	10,786	10,786	—	—	—
Purchase commitments	19,815	19,815	—	—	—

Total	$610,516	$61,962	$54,688	$54,168	$439,698

(1)	We will use a portion of the net proceeds from this offering to repay in full the $125.0 million Term B-1 Loan and repay a portion of OCIB’s outstanding Intercompany Term Loans with OCI Fertilizer. Please read “Use of Proceeds.” We have assumed an annual interest rate of 6.25% on the Term B-2 Loan. The Term B-2 Loan requires quarterly principal payments of 0.25% of the outstanding balance (equating to 1% annually) and matures on August 20, 2019. We have assumed an annual interest rate of 6.5% on OCIB’s Intercompany Term Loans with OCI Fertilizer, which mature on January 20, 2020.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates based on the accuracy of the information utilized and subsequent events. Described below are the most significant policies we apply in preparing our consolidated financial statements, some of which are subject to alternative treatments under GAAP. We also describe the most significant estimates and assumptions we make in applying these policies. Our accounting policies are described in the notes to our audited financial statements included elsewhere in this prospectus.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses reported for the period then ended.

Trade Accounts Receivable. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We maintain a customer specific allowance for doubtful accounts for estimated losses inherent in our accounts receivable portfolio. In establishing the required allowance, management considers customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. We review our allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There were no bad debt write-offs during the years ended December 31, 2012 and 2011. We do not have any off-balance-sheet credit exposure related to our customers.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of machinery, equipment and buildings is 15 years, while the estimated useful lives of furniture, office equipment and vehicles are 5 years. Our policy is to exclude depreciation expense from cost of goods sold. We estimate initial useful lives based on experience and current technology. These estimates may be extended through sustaining capital programs. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors can change. Therefore, we periodically review the estimated remaining lives of our facilities and other significant assets and adjust our depreciation rates prospectively where appropriate.

Major Maintenance Activities. We incur maintenance costs on our major equipment. Repair and maintenance costs are expensed as incurred. For the six months ended June 30, 2013 and 2012, we expensed approximately $6.2 million and $0.9 million, respectively, of repair and maintenance costs. For the years ended December 31, 2012 and 2011, we expensed approximately $7.9 million and $3,951, respectively, of repair and maintenance costs. Major capital expenditures that extend the life, increase the capacity or improve the safety or efficiency of the asset are capitalized and amortized over the period of expected benefits.

Commitments and Contingencies. Liabilities for loss contingencies, including environmental remediation costs not within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) Topic 410, Asset Retirement and Environmental Obligations, arising from claims, assessments, litigation, fines and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of expected future expenditures for environment remediation obligations are not discounted to their present value. We regularly assess the likelihood of material adverse judgments or outcomes as well as potential ranges or probability of losses. We determine the amount of accruals required, if any, for contingencies after carefully analyzing each individual matter. Actual costs incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. As of December 31, 2012 and 2011, we had no environmental remediation obligations.

Long-Lived Assets. Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assessing the potential impairment of long-lived assets involves estimates that require significant management judgment, and include inherent uncertainties that are often interdependent and do not change in isolation. Factors that management must estimate include, among others, industry and market conditions, the economic life of the asset, sales volume and prices, inflation, raw materials costs, cost of capital, and capital spending. No events or changes in circumstances occurred during the years ended December 31, 2012 and 2011 that indicated the carrying amount of an asset may not be recoverable.

Asset Retirement Obligation. We recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, we will capitalize the asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. The liability is accreted to its present value each period, while the capitalized cost is depreciated over the useful life of the related asset. We recognize asset retirement obligations in the period in which we have an existing legal obligation, and the amount of the liability can be reasonably estimated. We utilize internal engineering experts as well as third-party consultants to assist management in determining the costs of retiring certain of our long-term operating assets. Assumptions and estimates reflect our historical experience and our best judgments regarding future expenditures. The assumed costs are inflated based on an estimated inflation factor and discounted based on a credit-adjusted risk-free rate. Retirement obligations associated with long-lived assets are those for which a legal obligation exists under enacted laws, statutes, or written or oral contracts, including obligations arising under the doctrine of promissory estoppel. We own the land, assets and facilities related to our business; however, management does not believe that we have any legal and/or constructive obligations for asset retirement obligations as of December 31, 2012 and 2011.

Recent Accounting Pronouncements

Future Adoption of Accounting Standards. The following new accounting pronouncements have been issued, but have not yet been adopted as of December 31, 2012:

In December 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. We are exposed to interest rate risk related to our borrowings. As of August 31, 2013, interest on the Term Loans will accrue, at OCIB’s option, at adjusted LIBOR plus 5.00% per annum or the alternate base rate plus 4.00%. After the completion of this offering, if OCIB has received both (a) a corporate credit rating of B from S&P and (b) a corporate family rating of Ba3 from Moody’s (in each case with at least a stable outlook), or better, such rates will immediately be reduced by 0.50% until such time, if any, as such ratings are no longer in effect. Interest on borrowings under the intercompany revolving credit facility will accrue at the rate equal to the sum of (a) the rate per annum applicable to the Term B-2 Loan (including as such per annum rate may fluctuate from time to time in accordance with the terms of the agreement governing the new Term Loan Facility), plus (b) 25 basis points. Under the terms of the new Intercompany Term Facility Agreement, after the completion of this offering, interest on the Intercompany Term Loans will accrue at the rate equal to the sum of (a) the rate per annum applicable to the Term B-2 Loan (including as such per annum rate may fluctuate from time to time in accordance with the terms of the agreement governing the new Term Loan Facility), plus (b) 25 basis points. Please read “—Liquidity and Capital Resources—Intercompany Term Loans” and “—Liquidity and Capital Resources—Credit Facilities.” Based upon the outstanding balances of our variable-interest rate debt at June 30, 2013, and assuming interest rates are above the applicable minimum, a hypothetical increase or decrease of 100 basis points would result in an increase or decrease to our annual interest expense of approximately $5.3 million.

Commodity Price Risk. We are exposed to significant market risk due to potential changes in prices for methanol, ammonia and natural gas. Natural gas is the primary raw material used in the production of the methanol and ammonia manufactured at our facility. We have supply agreements with Kinder Morgan and DCP Midstream to supply natural gas required for our production of methanol and ammonia. Please read “Business—Feedstock Supply.” A hypothetical increase or decrease of $1.00 per MMBtu of natural gas would result in an increase or decrease to our annual cost of goods sold (exclusive of depreciation) of approximately $32.6 million.

In the normal course of business, we produce methanol and ammonia throughout the year to supply the needs of our customers. Our inventory is subject to market risk due to fluctuations in the price of methanol and ammonia, changes in demand, natural gas feedstock costs and other factors. Methanol prices have historically been, and are expected to continue to be, characterized by significant cyclicality. A hypothetical increase or decrease of $50 per ton in the price of methanol would result in an increase or decrease to our annual revenue of approximately $33.6 million. A hypothetical increase or decrease of $50 per ton in the price of ammonia would result in an increase or decrease to our annual revenue of approximately $12.8 million.

INDUSTRY OVERVIEW

Unless otherwise indicated, the information set forth in this “Industry Overview,” including all statistical data and related forecasts regarding (i) the methanol industry, is derived from information provided by Jim Jordan and Associates, LP, referred to herein as Jim Jordan, as of September 5, 2013, and (ii) the ammonia industry, is derived from information provided by Blue Johnson & Associates, Inc., referred to herein as Blue Johnson, as of September 3, 2013, and is included in this prospectus in reliance upon the authority of Jim Jordan and Blue Johnson as experts on the methanol industry and the ammonia industry, respectively. The information under the caption “—Natural Gas Feedstock” is not part of the information included upon the authority of Jim Jordan and Blue Johnson. The information presented under the caption “—Natural Gas Feedstock” has been derived by us from various sources noted herein. We believe that the information provided is reliable, but we have not independently verified the information provided nor have we ascertained any underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the methanol and ammonia industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Overview

Methanol

Methanol, a global commodity, is a liquid petrochemical utilized in a variety of industrial and energy-related applications. It is predominantly produced from natural gas, but is also produced from coal, particularly in China. In 2012, global methanol production was approximately 62.6 million metric tons, with 41.7% of 2012 global production originating in China and 9.7% originating in Trinidad. Significantly, Trinidad was the largest exporter of methanol to the United States in 2012. Methanol demand is largely driven by global economic activity, and as a result of improving economic conditions, demand has increased since 2009. Global demand is currently expected to increase to approximately 81.2 million metric tons by 2016, representing a compound annual growth rate of 6.7% between 2012 and 2016. In 2012, U.S. consumption and production of methanol totalled 6.0 million metric tons and 1.1 million metric tons, respectively, resulting in the majority of U.S. demand being met by imports. In 2016, U.S. consumption of methanol is projected to increase to approximately 7.1 million metric tons, with production expected to increase to 5.1 million metric tons, resulting in a continued dependency on imports to satisfy U.S. demand for methanol. Global methanol prices are strongly correlated to feedstock prices in China, where the primary feedstock is coal, as well as global demand for end products that utilize methanol as a feedstock.

The methanol industry experienced a wave of global plant closures totalling more than 10.5 million metric tons of annual production between 1998-2007 due to high natural gas prices as well as generally weaker demand for chemicals. During this period, numerous U.S. methanol facilities were shut down or relocated to other countries resulting in the inability of current U.S. production capacity to meet current U.S. methanol demand.

The primary use of methanol is to make other chemicals, with approximately 29.9% of global methanol demand in 2012 being converted to formaldehyde, which is then used for a host of other industrial applications. Methanol is also used to produce adhesives for the lumber industry, such as plywood, particle board and laminates, for resins to treat paper and plastic products, and also in paint and varnish removers, solvents for the textile industry and polyester fibers for clothing and carpeting. Outside of the United States, methanol is used as a direct fuel for automobile engines, as a fuel blended with gasoline and as an octane booster in reformulated gasoline.

Ammonia

Ammonia, a global commodity, produced in anhydrous form (containing no water) from the reaction of nitrogen and hydrogen, constitutes the base feedstock for nearly all of the world‘s nitrogen chemical production.

In 2012, global production of ammonia was approximately 166.0 million metric tons. In 2011, annual global production of ammonia was approximately 163.0 million metric tons, with approximately 30.8% of 2011 global production originating in China, 25.6% originating in the rest of Asia and Australia, 14.3% originating in the former Soviet Union and 3.5% originating in Trinidad. Significantly, Trinidad was the largest exporter of ammonia to the United States in 2012. In 2012, U.S. consumption and production of ammonia totalled 16.5 million metric tons and 10.1 million metric tons, respectively. In 2016, U.S. agricultural and industrial consumption of ammonia is projected to increase to approximately 17.5 million metric tons, with production expected to increase to 11.7 million metric tons, resulting in a continued dependency on imports to satisfy U.S. demand for ammonia.

Since 1970, the number of ammonia producers in North America and the Caribbean has declined from 63 to 20, with the top five producers currently accounting for 70% of total ammonia production capacity. Plant closures, as well as some market consolidation through mergers and acquisitions were the result of an increasingly competitive supply environment. Similar consolidation has also occurred elsewhere in the world, particularly in Europe, and is still occurring today on a global scale. Given the current supply deficit in the United States of approximately 6.4 million metric tons of annual production, imports, largely from Trinidad, are projected to meet this demand through at least 2016. Over 95% of global ammonia output is used as a feedstock to produce other chemical forms of nitrogen, such as fertilizers (urea, ammonium nitrate, ammonium sulfates, phosphates); blasting/mining compounds (ammonium nitrate); fibers and plastics (acrylonitrile, caprolactam and other nylon intermediates, isocyanates and other urethane intermediates, amino resins); and NOx emission reducing agents (ammonia, urea), among others, with 3% to 4% being directly applied to the soil for agricultural purposes.

Natural Gas Feedstock

The U.S. Natural Gas Advantage

The primary feedstock for global methanol and ammonia production is natural gas, accounting for 76% and 68%, respectively, of the average volumes produced. In recent years, improved production techniques and drilling technologies in the United States have resulted in an increased supply of U.S. natural gas that is projected to continue for the foreseeable future. This abundance of U.S. natural gas has resulted in attractive domestic natural gas prices, often substantially below natural gas prices in other global markets, such as Europe, Japan and Northeast Asia.

As indicated by the Energy Information Administration (“EIA”) forecasts shown in the diagram below, as the depletion of conventional onshore and offshore U.S. natural gas resources continues, natural gas from unconventional resource plays, such as shale formations and coalbeds, is forecasted to continue to gain market share from conventional and often higher-cost sources of natural gas. In fact, the EIA estimates that natural gas production from the major shale formations will provide the majority of the growth in domestically produced natural gas supply for the foreseeable future, increasing to approximately 50% in 2040 as compared with 34% in 2011. According to the EIA, shale gas will be the largest contributor to natural gas production growth, while production from tight sands, coalbed methane deposits and offshore waters is expected to remain stable.

U.S. Natural Gas Production by Source, 1990 – 2040

Source: EIA, Annual Energy Outlook 2013 (April 2013).

According to the EIA, total annual U.S. natural gas consumption is expected to grow from approximately 24.4 Tcf in 2011 to approximately 29.5 Tcf in 2040, or 0.7% per year on average. However, during the same time period, U.S. natural gas production is expected to increase from approximately 23.1 Tcf to approximately 33.2 Tcf, or 1.5% per year on average. The United States consumed more natural gas than it produced in 2011, with net imports of almost 2.0 Tcf. However, U.S. natural gas production is expected to exceed U.S. natural gas consumption by 2019, which is expected to spur the growth of net U.S. natural gas exports to approximately 3.6 Tcf in 2040.

Total U.S. Natural Gas Production and Consumption, 1990 – 2040

Source: EIA, Annual Energy Outlook 2013 (April 2013).

As a result of the previously described fundamentals for natural gas in the United States, the EIA expects natural gas prices to remain relatively low for the foreseeable future. More specifically, in the EIA 2013 Annual Energy Outlook published in April 2013, the EIA expects Henry Hub average natural gas prices to remain below $4.00 per MMBtu until 2019 and thereafter to remain below $6.00 per MMBtu until 2034. As natural gas is the feedstock for the majority of global methanol and ammonia production, having a low cost natural gas feedstock is a significant competitive advantage for U.S. producers like us.

Annual Average Henry Hub Spot Natural Gas Prices, 1990 – 2040

Source: EIA, Annual Energy Outlook 2013 (April 2013).

The natural gas advantage currently enjoyed by the United States is highlighted by a comparison to Trinidad, which has historically been the largest exporter of methanol and ammonia to the United States. Trinidad is currently facing a natural gas supply deficit driven by maintenance work on key natural gas production sites as well as government rationing. In addition, Trinidad natural gas production has not been replaced with new reserves, with the country’s average reserve life decreasing from 40.1 years in 2000 to 10.1 years in 2011.

Source: EIA

According to the Trinidad & Tobago Ministry of Energy and Energy Affairs, natural gas production in Trinidad has decreased from 4,274 MMscf per day in 2010 to 4,093 MMscf per day in 2012, and the allocation of the natural gas produced to power and industrial uses has decreased from 4,066 MMscf per day in 2010 to 3,470 MMscf per day in 2012. As a result, natural gas allocations for the production of ammonia and methanol have declined by 15% and 17% between 2010 and 2012, respectively. The decreased production of natural gas in Trinidad has led to reduced allocations to the methanol and ammonia production industries resulted in reduced methanol and ammonia capacity utilization rates in 2011 and 2012.

Methanol

Global Methanol Demand

Over the last several years, the global methanol market has become more complex and subject to increasingly diverse influences due to the expanding number of uses for methanol and its derivatives, changing global energy prices and significant increases in capital costs for new methanol plants. With the global economic recovery beginning in 2009, the global methanol market has improved with global demand increasing 49.6% to 62.6 million metric tons in 2012 from 41.9 million metric tons in 2008. The chart below details historical and projected global methanol demand and production capacity:

More recently, demand has also been influenced by energy prices due to the growing use of methanol in energy applications. Increased use in energy applications contributed to a 12% increase in global demand for methanol in 2012, primarily driven by Chinese demand for methanol for both traditional chemical derivatives as well as energy applications.

Historically, demand for methanol in chemical derivatives has been closely correlated to levels of global economic activity and industrial production. In 2012, approximately two-thirds of all methanol was utilized to produce formaldehyde, acetic acid and a variety of other chemicals that form the foundation of a large number of chemical derivatives. Demand for these derivatives is largely influenced by levels of global economic activity and industrial production. These derivatives are used to manufacture a wide range of products, including plywood, particleboard, foams, resins and plastics. Demand is emerging for methanol-to-olefins (“MTO”) technology since methanol is cost-competitive relative to the traditional method of producing olefins from naphtha. Because methanol derivatives, such as formaldehyde and acetic acid, are used extensively in the building industry, demand for these derivatives rises and falls with building and construction cycles, as well as the level of production of wood products, housing starts, refurbishments and related consumer spending. Demand for methanol and its derivatives is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development.

Chemical derivative demand for methanol has historically been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are few cost-effective substitutes for methanol-based chemical derivative products and because methanol costs typically account for only a small portion of the total cost of many of the end products.

Energy-related applications consumed the remaining one-third of global methanol demand in 2012. Over the last few years, high oil prices have driven strong demand growth for methanol in energy applications such as gasoline blending and as a feedstock in the production of dimethyl ether (“DME”) and MTBE, primarily in China. Methanol blending in gasoline is currently not permitted in the United States. The development and implementation of methanol-to-gasoline (“MTG”) technology to produce sulfur-free fuel may create additional demand for methanol. The chart below shows 2012 methanol demand by end product:

U.S. Methanol Demand

The U.S. methanol market consumed approximately 6.0 million metric tons and produced approximately 1.1 million metric tons in 2012. The United States satisfies a portion of its demand by importing methanol, and is currently the world’s second largest importer of methanol behind China. In 2011, approximately 68.6% of U.S. methanol imports were sourced from Trinidad and 16.1% from Venezuela. Total demand for methanol in the United States is expected to grow at a compound annual growth rate of 4.2% between 2012 and 2016 from 6.0 million metric tons to 7.1 million metric tons. This growth is mainly driven by an expected recovery in the industrial markets that are end users of methanol, coupled with increasing use for energy applications given the attractiveness of the natural gas-linked price for methanol relative to oil-linked prices for many other fuels.

Demand for formaldehyde, which represents the largest single derivative for methanol in the United States, is largely tied to activity in the housing and auto sectors. In 2012, demand for formaldehyde in the United States was at 1.8 million metric tons, compared to a ten-year high of 2.5 million metric tons in 2005. Methanol demand from the formaldehyde industry is expected to return to 2005 levels by 2016, and total methanol demand in the United States is expected to reach 7.1 million metric tons by 2016. The chart below shows historical and projected U.S. demand and production capacity for methanol:

Global Methanol Supply

The global methanol industry consistently operates significantly below stated capacity, even in periods of high methanol prices. This dynamic is due to a number of factors, including downtime for planned and unplanned repairs and maintenance, temporary closures of marginal production facilities, and shortages of feedstock and other production inputs. In 2012, global production capacity totalled 90.9 million metric tons, with total production of 62.6 million metric tons, implying a global utilization rate of 68.9%. The chart below shows the percentage of total global methanol production by region in 2012:

North America only accounted for 2.7% of methanol production in 2012. Over the last decade, world-scale methanol plants have generally been constructed in remote coastal locations with access to lower cost feedstock, although this advantage is sometimes mitigated by higher distribution costs due to their distance to major markets for methanol. As regional natural gas prices fluctuate and shipping costs escalate, producers are increasingly incentivized to build new methanol capacity closer to customers in major markets. The planning and construction of a new world-scale methanol plant typically takes between four and six years. In addition to the time required to bring a methanol plant to operational status, there are significant barriers to entry in the methanol industry. The construction of world-scale methanol facilities requires considerable capital over a long lead time, a location with access to significant natural gas or coal feedstock with appropriate pricing, the ability and proximity to cost-effectively and reliably deliver methanol to customers, and the overcoming of environmental regulatory hurdles. As such, additions to current capacity in the next several years, not including previously announced projects, will be limited. Globally, approximately 11.0 million metric tons of new annual production capacity is expected to have commenced operations by 2016.

Methanol Plant Closures

In 2008, the global economic crisis had a significant negative impact on demand for methanol and its derivatives resulting in several methanol plants with aggregate production capacity between 5 and 10 million metric tons per year being idled, primarily in China. In the United States, due to natural gas price increases from 1998 through 2007 that resulted in unfavourable market fundamentals for most U.S. methanol producers, more than 6.4 million metric tons of annual production capacity was removed from the market as numerous methanol plants underwent shutdowns or were idled, with many being disabled and rebuilt at other international locations. The chart below details select U.S. methanol plant closures from 1998 to 2009:

Select U.S. Methanol Plant Closures 1998 - 2009
Year of Closure	Facility	Location	Production Capacity (Metric Tons)
1998	Georgia Gulf	Plaquemine, LA	480,000
1999	Methanex	Fortier, LA	570,000
1999	Ashland	Plaquemine, LA	450,000
2000	Sterling	Texas City, TX	450,000
2000	Borden Chemicals & Plastics	Geismar, LA	990,000
2001	Delaware City	Delaware City, DE	200,000
2001	Enron	Pasadena, TX	375,000
2003	Air Products	Pace, FL	120,000
2003	El Paso	Cheyenne, WY	180,000
2004	Lyondell	Channelview, TX	770,000
2004	Beaumont Methanol *	Beaumont, TX	730,000
2004	Celanese	Clear Lake, TX	600,000
2005	Celanese	Bishop, TX	500,000

*	Represents our current facility.

United States Methanol Supply

More recently, lower U.S. natural gas prices and improving economic conditions have resulted in increased methanol production in the United States. By the end of 2013, U.S. methanol production capacity is expected to be 1.6 million metric tons, with domestic production expected to be 1.4 million metric tons in 2013, versus 1.1 million metric tons in 2012. Methanol is currently produced in the United States by LyondellBasell in Deer Park, TX, Eastman Chemical Company in Kingsport, TN, Praxair in Geismar, LA., and us at our facility in Beaumont, TX. With 730,000 metric tons of annual production capacity, our facility is the largest merchant producer of methanol in the United States. Assuming the expected methanol production capacity is built and comes online as announced, the United States is expected to remain a net importer of methanol until at least 2016.

Methanol Pricing Trends

Methanol prices have historically been cyclical and sensitive to overall production capacity relative to demand, the price of feedstock (primarily natural gas or coal), energy prices and general economic conditions. Prices in different regions of the world are highly correlated to each other as methanol is an internationally traded commodity. The majority of methanol sold globally is priced with reference to various published regional contract prices to which discounts may be applied. While there is a significant spot market in Asia and an appreciable spot market in Europe, the spot markets in North America and Latin America are relatively small in relation to the total volume of methanol traded. Global pricing is primarily linked to prices set by the coal-based producers in China.

In 2012, total traded volume, or the volume of merchant production sold internationally, was approximately 25.9 million metric tons, with China and the United States importing more than 5.0 million metric tons each. Despite China being the world’s largest producer of methanol, the country remains the largest importer of methanol. Approximately 90% of Chinese producers use coal as their primary feedstock, which typically results in significantly higher production costs as compared to the majority of natural gas-based methanol producers. As a result, China’s methanol producers have effectively set an international price floor of approximately $310 per metric ton, in line with methanol’s 2007-2012 average global spot price (ex-China) of $350 per metric ton. With the United States’ dependency on imports expected to decrease when announced capacity additions come online, China’s producers are expected to continue to effectively set the price floor for methanol globally.

Since 2009, global methanol prices have generally risen steadily over time while natural gas prices have decreased. The following chart details this trend since January 2008:

Source: Bloomberg data as of June 7, 2013

Ammonia

Global Ammonia Demand

In 2012, global ammonia consumption was approximately 166.0 million metric tons and approximately 95% of all global production was utilized for downstream products, including nitrogen fertilizers, with another 3-4% being directly applied to the soil for agricultural purposes. In 2012, North America was the third largest consumer of nitrogen fertilizer products, accounting for approximately 10% of global consumption. In addition, in 2012, North America was also the world’s largest consumer of ammonia for direct agricultural applications, accounting for approximately 3.8 million metric tons of ammonia or 80-85% of the global demand for ammonia for such uses. In 2012, total U.S. consumption of ammonia totalled 16.5 million metric tons and is projected to increase to approximately 17.5 million metric tons by 2016.

Approximately 86% of ammonia production is consumed within the same chemical complexes in which it is produced. The remainder is sold into the global ammonia trading market, in which the United States is the largest single participant. In 2012, the United States accounted for approximately 28% of global demand for merchant production, importing 6.4 million metric tons to supplement the approximately 2.5 million metric tons of domestic merchant production.

Global Ammonia Supply

In 2012, global production of ammonia was approximately 166.0 million metric tons. In 2011, annual global production of ammonia was approximately 163.0 million metric tons, with approximately 30.8% of 2011 global production originating in China, 25.6% originating in the rest of Asia and Australia, 14.3% originating in the former Soviet Union and 3.5% originating in Trinidad. In 2012, U.S. production of ammonia totalled 10.1 million metric tons, and is expected to increase to 11.7 million metric tons in 2016. In 2011, global ammonia production was 163.0 million metric tons. The following chart shows the percentage of global ammonia production by region in 2011:

Given the historical and current deficit in U.S. production, ammonia imports have been, and are expected to continue to be, needed to meet U.S. demand for ammonia. In 2012, approximately 80% of U.S. ammonia imports were sourced from offshore sources for delivery to tanks at port locations in Texas, NOLA (New Orleans area), Mississippi, and Florida (Tampa area). Of this tonnage, nearly 70% was used as a feedstock to produce other chemicals.

In 2012, Trinidad accounted for 60% of ammonia imports to the United States and approximately 36% of total nitrogen imports. More relevant to us, Trinidad has historically accounted for over 90% of the Texas Gulf Coast’s ammonia imports. However, Trinidad is currently facing a natural gas supply deficit driven by declining reserves, maintenance work on key natural gas production sites and government rationing. As a result of the reduced allocation of natural gas supplies to the ammonia production industry, ammonia capacity utilization rates in Trinidad were reduced in 2011 and 2012 as natural gas supply issues have limited production.

Ammonia Plant Closures

Since 1970 the number of producers that own ammonia plants in North America and the Caribbean has declined from 63 to 20, with the top five producers currently accounting for 70% of total ammonia production capacity. These declines have been largely driven by closures of old, obsolete production units and market consolidation through mergers and acquisitions, both of which have contributed to the current controlled supply environment. Similar consolidation has occurred elsewhere in the world, particularly in Europe. We believe that this market consolidation has resulted in domestic and international marketplaces characterized by a disciplined and rational supplier base. The chart below details select U.S. ammonia plant closures from 1998 to 2009:

Select U.S. Ammonia Plant Closures 1998 - 2009
Year of Closure	Facility	Location	Production Capacity (Metric Tons)
1999	Potash Corp.	Clinton, IA	281,000
1999	Potash Corp.	La Platte, NE	231,000
1999	Solutia	Lulling, LA	551,000
2000	Borden Chemicals & Plastics	Geismar, LA	468,000
2000	Diamond Shamrock	Dumas, TX	83,000
2001	Agrium	Kennewick, WA	237,000
2001	Cytec	Fortier, LA	485,000
2001	DuPont	Beaumont, TX	540,000
2001	Farmland	Lawrence, KS	518,000
2001	Vanguard	Pollock, LA	568,000
2003	Koch	Sterlington, LA	1,213,000
2003	Simplot	Pocatello, ID	116,000
2003	Terra	Yazoo City, MS	193,000
2004	Air Products	Pace, FL	110,000
2004	Potash Corp.	Memphis, TN	452,000
2004	Terra	Blythville, AR	496,000
2005	Agrium	Kenai, AK	694,000
2005	Diamond Shamrock	Dumas, TX	88,000
2005	Terra*	Beaumont, TX	264,990
2007	Agrium	Kenai, AK	777,000

*	Represents our current facility.

United States Ammonia Market Trends

Ammonia is primarily used in the United States for agricultural purposes. The following chart shows average U.S. ammonia consumption by end market for the past three years (2010-2012):

Our plant in Beaumont, Texas is centrally located in the Texas Gulf Coast ammonia market. The Gulf Coast has historically accounted for approximately 8.6 million metric tons of ammonia consumption per year, of which approximately 4.7 million metric tons, or approximately 54.7%, was produced and consumed on-site as feedstock for downstream products. Prior to our ammonia production unit commencing operations in late December 2011, consumers depended almost solely on imports for the remaining 3.9 million metric tons, with 92% of such imports coming from Trinidad. Today, we supply approximately 15% of the Texas Gulf Coast’s annual ammonia needs, with imports accounting for virtually all of the remaining 85%.

Despite the positive outlook for U.S. ammonia production due to lower natural gas pricing, the country remains the single largest global importer of ammonia, accounting for 6.4 million metric tons, or 28% of global merchant production, in 2012. Notwithstanding expected capacity additions in the near-term, this undersupply is expected to continue through at least 2020 when annual U.S. demand is expected to reach 20.0 million metric tons.

Ammonia Pricing Trends

While there are several factors that influence nitrogen fertilizer prices in the United States, there is a meaningful correlation between nitrogen fertilizer prices and crop prices. We believe that high crop prices incentivize farmers to increase fertilizer application in order to maximize crop yields. Thus, high crop prices tend to buoy fertilizer demand and in turn increase ammonia prices. Similarly, periods of low crop prices tend to experience lower fertilizer demand and resulting lower ammonia prices. Additionally, ammonia prices across regions largely track one another. The marginal producers in Eastern Europe (particularly the Ukraine), effectively set the price floor, and each region applies its own premium based on a number of factors such as local supply/demand dynamics, transportation, logistics and government policies. Nevertheless, ammonia is a global commodity, with global prices generally moving together through market peaks and troughs. The chart below shows the relationship between ammonia, corn and wheat prices:

Source: Bloomberg data as of June 7, 2013.

The U.S. Department of Agriculture’s projected global “stocks-to-use” ratio of 16.5% for the 2013/2014 planting season is significantly lower than historical ratios of 25%. The 2013/2014 ratio is indicative of tightening supplies and growing demand, which are expected to have a positive effect on agricultural commodity pricing, potentially boosting fertilizer demand and U.S. ammonia prices.

BUSINESS

Overview

We are a Delaware limited partnership formed in February 2013 to own and operate a recently upgraded, integrated methanol and ammonia production facility that is strategically located on the Texas Gulf Coast near Beaumont. We are currently the largest merchant methanol producer in the United States with an annual methanol production capacity of approximately 730,000 metric tons and an annual ammonia production capacity of approximately 265,000 metric tons, and we are in the early stages of a debottlenecking project that will increase our annual methanol production capacity by 25% to approximately 912,500 metric tons and our annual ammonia production capacity by 15% to approximately 305,000 metric tons. Given our advantageous access and connectivity to customers and attractively priced natural gas feedstock supplies, we believe that we are one of the lowest-cost producers of methanol and ammonia in our markets and intend to capitalize on our competitive position to maximize our cash flow. We believe that the prospects for our methanol and ammonia business will remain positive for the foreseeable future because of growing U.S. and global demand for methanol and ammonia, our continued access to attractively priced natural gas feedstock, the United States’ current position as a net importer of both methanol and ammonia and our competitive position in our markets.

Both methanol and ammonia are global commodities that are essential building blocks for numerous end-use products. Methanol is a liquid petrochemical that is used in a variety of industrial and energy-related applications. Methanol is used in industrial applications to produce adhesives used in manufacturing wood products, such as plywood, particle board and laminates, resins to treat paper and plastic products, paint and varnish removers, solvents for the textile industry and polyester fibers for clothing and carpeting. Methanol is also used outside of the United States as a direct fuel for automobile engines, as a fuel blended with gasoline and as an octane booster in reformulated gasoline. In the United States, ammonia is primarily used as a feedstock to produce nitrogen fertilizers, such as urea and ammonium sulfate, and is also directly applied to soil as a fertilizer. In addition, ammonia is widely used in industrial applications, particularly in the Texas Gulf Coast market, including in the production of plastics, synthetic fibers, resins and numerous other chemical compounds.

Natural gas, methanol and ammonia commodity market dynamics have contributed favorably to our profitability in four ways. First, increased natural gas production from shale formations in the United States has increased domestic supplies of natural gas, resulting in a relatively low natural gas price environment. Second, robust and increasing domestic and global demand for both methanol and ammonia has led to historically high prices for those commodities. Third, domestic methanol and ammonia production capacity is currently constrained, as the higher domestic natural gas price environment during the period from 1998 through 2007 prompted U.S. producers to shut down or relocate U.S. production facilities, which has resulted in significantly more domestic demand for methanol and ammonia than can be satisfied with domestic production and substantial reliance on foreign imports to meet domestic demand for methanol and ammonia. Consequently, approximately 82% of U.S. methanol demand and approximately 39% of U.S. ammonia demand during 2012 was met by imports according to Jim Jordan and Blue Johnson, respectively. Fourth, we and other domestic methanol and ammonia producers have been able to satisfy a growing portion of domestic demand as foreign natural gas-based producers, particularly in Trinidad, are experiencing declining methanol and ammonia production due to decreased natural gas production and declining natural gas reserves. The favorable pricing environment for our products driven by robust demand, together with attractive natural gas feedstock prices, has enabled us to realize significant profit margins since our facility began operating at full capacity in the fourth quarter of 2012.

We expect the current commodity market dynamics for our products and natural gas feedstock to continue for the foreseeable future. In addition, according to Jim Jordan, annual U.S. demand for methanol is forecasted to increase from approximately 6.0 million metric tons in 2012 to approximately 7.1 million metric tons by 2016, representing a compound annual growth rate of approximately 4.2%, while annual domestic production of methanol is expected to increase from approximately 1.1 million metric tons to approximately 5.1 million metric tons over this same period. Moreover, according to Blue Johnson, annual U.S. demand for ammonia is forecasted to increase from approximately 16.5 million metric tons in 2012 to approximately 17.5 million metric tons in 2016, representing a compound annual growth rate of approximately 1.5%, while annual domestic production of ammonia is expected to increase from approximately 10.1 million metric tons to approximately 11.7 million metric tons over this same period, which is expected to result in an annual production deficit of approximately 5.8 million metric tons in 2016. In addition, recent increases in domestic natural gas production levels from shale formations have resulted in a significant increase in the supply of natural gas, leading to a lower natural gas price environment in the United States compared to other regions. We expect this trend of relatively low natural gas prices in the United States to continue for the foreseeable future as a result of ongoing investment in the development of shale formations and related midstream infrastructure.

We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012. For the six months ended June 30, 2013, our net income and EBITDA, on a pro forma basis, were approximately $82.7 million and $108.2 million, respectively. Subject to certain assumptions, we expect our net income and EBITDA to be approximately $156.8 million and $206.7 million, respectively, for the twelve months ending September 30, 2014. Our net income and EBITDA were approximately $81.0 million and $108.2 million, respectively, for the six months ended June 30, 2013 and were approximately $51.8 million and $76.4 million, respectively, for the year ended December 31, 2012. For a reconciliation of EBITDA to net income and the assumptions used in our forecast of our net income and EBITDA for the twelve months ending September 30, 2014, please read “Selected Historical and Pro Forma Financial and Operating Data” and “Our Cash Distribution Policy and Restrictions on Distribution—Unaudited Forecasted Cash Available for Distribution.”

Our Competitive Strengths

Attractively Priced Natural Gas for Methanol and Ammonia Production. Given our ready access to abundant domestic natural gas supplies and our relatively low natural gas feedstock costs compared to our overseas competitors, including Trinidadian producers, we believe that we are one of the lowest-cost producers of methanol and ammonia in our markets. For the six months ended June 30, 2013, natural gas feedstock represented approximately 63.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 75.0% of our variable cost of goods sold (exclusive of depreciation)). The emergence of a U.S. “shale gas advantage” has led to an increase in the domestic production of natural gas, resulting in attractive domestic natural gas feedstock prices. Please read “Industry Overview—Natural Gas Feedstock.” In addition, continued robust demand for methanol and ammonia globally has resulted in a favorable pricing environment for our products. Since our facility began operating at full capacity in the fourth quarter of 2012, we have been able to compete effectively with higher-cost foreign producers and realize significant profit margins. The following chart illustrates U.S. natural gas (Henry Hub), methanol (U.S. Gulf Coast) and ammonia (Mid Corn Belt) prices for the last four years as of May 20, 2013:

Source: Bloomberg data.

Favorable Market Fundamentals with Growing Demand for Our Products. Due to growing demand and constrained domestic production capacity for our products, we expect the fundamentals for the production and sale of methanol and ammonia in the United States to remain favorable for the foreseeable future.

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According to Jim Jordan, annual global demand for methanol is forecasted to increase from 62.6 million metric tons in 2012 to 81.2 million metric tons in 2016, representing a compound annual growth rate of approximately 6.7%. Annual U.S. demand for methanol is forecasted to increase from 6.0 million metric tons to 7.1 million metric tons over this same period, representing a compound annual growth rate of approximately 4.2%. Over this same period, the United States is expected to remain a net importer of methanol, as Jim Jordan forecasts that annual domestic methanol production will increase to only 5.1 million metric tons by the end of 2016. We expect prices for methanol to remain favorable for the foreseeable future as global prices for methanol are highly correlated to the prices set by higher-cost, coal-based methanol producers in China.

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According to Blue Johnson, annual global demand for ammonia is forecasted to increase from 166.0 million metric tons in 2012 to 182.0 million metric tons in 2016, representing a compound annual growth rate of approximately 2.3%. Annual U.S. demand for ammonia is forecasted to increase from 16.5 million metric tons to 17.5 million metric tons over this same period, representing a compound annual growth rate of approximately 1.5%. Over this same period, the United States is expected to remain a net importer of ammonia, as Blue Johnson forecasts that imports will comprise approximately 6.4 million metric tons of U.S. consumption in 2016. In addition, Blue Johnson forecasts that ammonia prices in the United States will remain elevated for the foreseeable future as a result of growing agricultural demand and continued strong industrial demand, particularly in the Texas Gulf Coast region.

As a result of growing demand and constrained production capacity in the United States, we expect that domestic producers of methanol and ammonia will continue to displace a portion of imported supplies for the foreseeable future because of the higher feedstock and transportation costs associated with foreign supplies.

Strategic Location on the Texas Gulf Coast with Access to Port and Pipeline Facilities. We are strategically located on the Texas Gulf Coast, which provides us advantageous access and connectivity to our existing and prospective customers and attractively priced natural gas feedstock supplies. Our facility is connected to established infrastructure and transportation facilities, including pipeline connections to adjacent customers and port access with dedicated methanol and ammonia export barge docks. We also have the flexibility to add rail and truck loading facilities to improve delivery options for our customers. We have connections to one major interstate and three major intrastate natural gas pipelines that provide us access to significantly more natural gas supply than our facility requires and flexibility in sourcing our natural gas feedstock. Our facility is located in close proximity to many of our major customers, which allows us to deliver our products to those customers at competitive prices and realize greater margins than overseas suppliers that are subject to significant costs associated with transporting product to our markets. In addition, we have direct pipeline connections to certain of our methanol and ammonia customers, which provides us a competitive advantage in supplying their methanol and ammonia requirements.

Recently Upgraded Production Facility that Operates Efficiently and Maximizes Returns. We completed an upgrade on the methanol and ammonia production units at our facility in 2012. From January 1, 2013 through August 31, 2013, our methanol production unit and our ammonia production unit each operated at an approximate 97% utilization rate relative to their respective nameplate capacities. As a means of further optimizing our production efficiencies, we are in the early stages of a debottlenecking project on our production facility that is expected to be completed in the second half of 2014 and increase our annual methanol production capacity by approximately 25% and our annual ammonia production capacity by approximately 15%. For information on our debottlenecking project, please read “—Our Growth Projects—Our Debottlenecking Project.”

Advantageous Relationship with Our Sponsor, OCI. We expect to benefit from OCI’s commercial, operational and technical expertise. OCI is a global nitrogen-based fertilizer producer and engineering and construction contractor based in the Netherlands, with projects and investments across Europe, the United States, South America, the Middle East, North Africa and Central Asia. We expect to benefit from OCI’s expertise in strategic development, as OCI’s management team has successfully executed over $25 billion in acquisitions, divestments and greenfield projects in 15 countries in the past eight years. In June 2013, we entered into a procurement and construction contract with Orascom E&C USA Inc., an indirect wholly owned construction subsidiary of OCI, for our debottlenecking project. OCI Construction Group’s technical expertise and experience with large-scale infrastructure and industrial projects were critical to the recent upgrade of our facility that was completed in 2012 and will be essential to the cost-effective implementation of our debottlenecking project.

Experienced Management and Operational Team. We are managed by an experienced and dedicated team of executives with a long history in the chemical industry. Our senior operational team has an average of 30 years of experience in the chemical industry and significant experience operating facilities such as ours. In fact, a majority of our operating management team ran our facility for many years under prior ownership. Our management team was responsible for developing and executing the recent upgrade of our facility and will be integral in the execution of our debottlenecking project and any future expansion projects. After the completion of this offering, we expect that Mr. Frank Bakker, our President and Chief Executive Officer, and each member of our senior operational team will devote 100% of their time to managing and operating our business. We expect that Mr. Fady Kiama, our Vice President and Chief Financial Officer, will devote approximately 75% of his time to managing our financial affairs.

Our Business Strategies

Distribute 100% of Our Cash Available for Distribution Each Quarter. Upon the completion of this offering, the board of directors of our general partner will adopt a policy to distribute 100% of the cash available for distribution that we generate each quarter to unitholders of record on a pro rata basis. We do not intend to maintain excess distribution coverage or retain funds in order to maintain stable quarterly distributions or fund future distributions. Unlike many publicly traded partnerships, our general partner will have a non-economic general partner interest and will have no incentive distribution rights. Therefore, all of our cash distributions will be made to our unitholders, in contrast to other publicly traded partnerships, some of which distribute up to 50% of their quarterly cash distributions in excess of specified levels to their general partner. Our structure is designed to maximize distributions to our unitholders and to align OCI’s interests with those of our other unitholders. We expect our distribution yield to be approximately 11.81% (calculated by dividing our forecasted distribution for the twelve months ending September 30, 2014 of $2.125 per common unit by $18.00 (the public offering price per common unit set forth on the cover page of this prospectus)). Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Forecasted Cash Available for Distribution.”

Pursue Organic Growth Opportunities and Strategic Acquisitions. We will continue to evaluate methods of expanding our production capabilities and product offerings. We are in the early stages of a debottlenecking project that is designed to increase our annual methanol production capacity by approximately 182,500 metric tons, or approximately 25%, and increase our annual ammonia production capacity by approximately 40,000 metric tons, or approximately 15%. As part of the debottlenecking project, we additionally plan to complete a maintenance turnaround as well as various other upgrades to our facility. We expect that the debottlenecking project will be completed in the second half of 2014 and currently estimate the total cost of the project will be approximately $150 million (including costs associated with a maintenance turnaround and various other upgrades). We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering. Please read “—Our Growth Projects—Our Debottlenecking Project.”

We also intend to pursue strategic acquisitions that offer attractive synergies and maximize distributions to our unitholders, such as increasing our logistical capabilities by purchasing infrastructure at the industrial park in which our production facility is located. In addition, we intend to evaluate and pursue acquisition and development opportunities that will enhance our operating platform and increase our cash available for distribution.

Maintain High Utilization Rates. From January 1, 2013 through August 31, 2013, we operated at an approximate 97% utilization rate relative to the respective nameplate capacities of our methanol and ammonia production units, and we intend to maintain consistent and reliable operations at our facility, which are critical to our financial performance and results of operations. Efficient production of methanol and ammonia requires reliable and stable operations at our facility due to the high costs associated with planned and unplanned downtime. In addition, strict production schedules are essential in order to maximize utilization and productivity and to ensure a competitive cost position. We intend to continue implementing our rigorous maintenance program, which is executed by a skilled, experienced and well-trained workforce, at regular intervals. To continue to maintain our high utilization rates and minimize downtime at our facility, we plan to perform maintenance capital projects that require downtime during scheduled turnarounds. We believe that our diligent adherence to proactive maintenance programs and the experience of our workforce will minimize unplanned downtime and maintain our facility’s longevity and high utilization rates.

Continue Commitment to Health, Safety and the Environment. We are committed to maintaining a culture that makes health, safety and the environment a high priority. We have made significant investments in safety analysis and reporting technology and have established a track record of safe operations, with a total case incident rate (the average number of work-related injuries incurred by 100 workers during a one-year period) for both our employees and contractors of 0.13 for 2012 and 0.76 from January 1, 2013 through August 31, 2013. We also view personnel training as essential for accident prevention and successful operation of our facility and intend to continue our efforts in these areas. In addition, we are participating in OSHA Voluntary Protection Programs to become an OSHA Star site. Companies in OSHA’s Star Program have achieved injury and illness rates at or below the national average of their respective industries. We believe that our commitment to health, safety and the environment is critical to the success of our business.

Maintain a Conservative and Flexible Capital Structure. We are committed to maintaining a conservative capital structure with prudent leverage that affords us the financial flexibility to execute our business strategy. As of June 30, 2013, on a pro forma basis, after giving effect to the Transactions (including this offering), we would have had approximately $397.8 million of total indebtedness (excluding unamortized debt discount of approximately $3.5 million) and approximately $160.3 million of cash and cash equivalents, resulting in net leverage of $237.5 million (or approximately $353.5 million of total indebtedness (excluding unamortized debt discount of approximately $3.5 million) and approximately $160.3 million of cash and cash equivalents, resulting in net leverage of $193.2 million, if the underwriters exercise their option to purchase additional common units in full). We will retain a portion of net proceeds from this offering to pre-fund growth capital expenditures, including the anticipated remaining costs of our debottlenecking project (including a maintenance turnaround and various other upgrades).

Our Sponsor

OCI is a global nitrogen-based fertilizer producer and engineering and construction contractor based in the Netherlands, with projects and investments across Europe, the United States, South America, the Middle East, North Africa and Central Asia. The OCI Fertilizer Group owns and operates nitrogen fertilizer plants in the Netherlands, the United States, Egypt and Algeria and has an international distribution platform spanning from the Americas to Asia. The OCI Fertilizer Group ranks among the world’s largest nitrogen fertilizer producers by production capacity with annual production capacity of nearly 7.0 million metric tons.

The OCI Fertilizer Group’s latest greenfield project, the Iowa Fertilizer Company located near the Mississippi River in Wever, Iowa, is a $1.8 billion plant that is the first world scale natural gas-based fertilizer plant to be built in the United States in nearly 25 years. The plant is being constructed by Orascom E&C USA

Inc., an indirect wholly owned subsidiary of OCI, and is expected to produce approximately 2.0 million metric tons of nitrogen fertilizer annually following completion of construction in late 2015. In connection with financing the project, Iowa Fertilizer Company issued approximately $1.2 billion of tax-exempt bonds, representing one of the largest non-investment grade transactions ever sold in the U.S. tax-exempt bond market.

The OCI Construction Group provides international engineering and construction services primarily on infrastructure, industrial and high-end commercial projects in the United States, Europe, the Middle East, North Africa and Central Asia for public and private clients. According to the Engineering News Record, the OCI Construction Group consistently ranks among the world’s top global contractors.

OCI employs more than 75,000 people in 35 countries and is listed on the NYSE Euronext in Amsterdam under the symbol “OCI.” OCI’s market capitalization, as reported by Bloomberg, was approximately $9.9 billion as of August 31, 2013.

Our Facility

Overview

Our integrated methanol and ammonia production facility is located on a 28-acre site south of Beaumont, Texas on the Neches River. We acquired our facility (which had been idled by the previous owners since 2004) in May 2011, commenced an upgrade that was completed in July 2012 and began operating our facility at full capacity in the fourth quarter of 2012. Our newly renovated facility began ammonia production in December 2011 and began methanol production in July 2012 (with no significant methanol production until August 2012), with revenues first generated from ammonia sales in the first quarter of 2012 and from methanol sales in the third quarter of 2012.

The following table sets forth our facility’s production capacity and storage capacity:

Product	Current Production Capacity		Production during the Six Months Ended June 30, 2013	Expected Production Capacity after Completion of Debottlenecking Project		Product Storage Capacity (Metric Tons)
	Metric Tons/Day	Metric Tons/Year(1)	Metric Tons	Metric Tons/Day	Metric Tons/Year(1)
Methanol	2,000	730,000	347,400	2,500	912,500	42,000 (2 tanks)
Ammonia	726	264,990	128,900	835	304,775	18,000 (1 tank)

(1)	Assumes facility operates 365 days per year.

Our facility is strategically located on the Texas Gulf Coast, which provides us advantageous access and connectivity to our existing and prospective customers and attractively priced natural gas feedstock supplies. Our facility is connected to established infrastructure and transportation facilities, including pipeline connections to adjacent customers and port access with dedicated methanol and ammonia export barge docks. We also have the flexibility to add rail and truck loading facilities to improve delivery options for our customers. We have connections to one major interstate and three major intrastate natural gas pipelines that provide us access to significantly more natural gas supply than our facility requires and flexibility in sourcing our natural gas feedstock. Our facility is located in close proximity to many of our major customers, which allows us to deliver our products to those customers at competitive prices and realize greater margins than overseas suppliers that are subject to significant transportation costs associated with transporting product to our markets.

The following graphic illustrates the connectivity of our facility to customers and feedstock suppliers:

(1)	We have physical pipeline connections to these customers but are not currently shipping any ammonia volumes by pipeline.

The following table indicates ownership of the pipelines connected to our facility. Although we transport methanol and ammonia to various customers, we do not have ownership of all the pipelines that we use.

Manufactured Product:

Pipeline	Product	Ownership
ExxonMobil/Arkema Pipeline	Methanol	ExxonMobil
Oiltanking (Huntsman)	Methanol	OCI Partners LP
Lucite	Ammonia	Lucite

Feedstocks:

Pipeline	Product	Ownership
Kinder Morgan Pipeline	Natural Gas	Kinder Morgan
DCP Midstream Pipeline	Natural Gas	DCP Midstream
Florida Gas Transmission Natural Gas Pipeline	Natural Gas	OCI Partners LP/Florida Gas Transmission Company
Houston Pipeline	Natural Gas	Houston Pipe Line Company LP
Air Liquide Nitrogen Pipeline	Nitrogen	Air Liquide
Air Products Hydrogen Pipeline	Hydrogen	Air Products

Our Methanol Production Unit

Our methanol production unit is a 730,000 metric ton per year unit that is comprised of Foster Wheeler-designed twin steam methane reformers for synthesis gas production, two Lurgi-designed parallel low pressure, water-cooled reactors and four distillation columns. Our debottlenecking project is expected to increase the annual production capacity of our methanol production unit by approximately 25%. Our methanol production unit contains two 21,000 metric ton storage tanks. In addition, our methanol production unit has a crude methanol surge tank, refined receiver tank, storage tank scrubber and crude tank scrubber. During the six months ended June 30, 2013, our methanol production unit produced approximately 347,400 metric tons of methanol. We expect our methanol production unit to undergo an approximate four-week turnaround once approximately every four years.

Our Ammonia Production Unit

Our ammonia production unit is a 264,990 metric ton per year unit. Our debottlenecking project is expected to increase the annual production capacity of our ammonia production unit by approximately 15%. The Haldor Topsøe-designed ammonia synthesis loop at our facility processes hydrogen produced by our methanol production process as the feedstock to produce ammonia. From time to time, our ammonia production unit also uses hydrogen we purchase from third parties to supplement the hydrogen produced by our methanol production process. Our ammonia production unit contains an 18,000 metric ton refrigerated ammonia storage tank. During the six months ended June 30, 2013, our ammonia production unit produced approximately 128,900 metric tons of ammonia. We expect our ammonia production unit to undergo an approximate four-week turnaround once approximately every four years in connection with the turnaround of our methanol production unit.

Facility History

E.I. du Pont de Nemours and Company (“DuPont”) completed construction of our methanol production unit in 1967, which was the largest methanol production unit in the world at that time with a nameplate capacity of 600,000 metric tons of methanol per year. Since its original construction, our facility has undergone a number of ownership changes and upgrades. The following summarizes key milestones for our facility:

Year(s)	Event
1967	• DuPont completes construction of 600,000 metric ton methanol production unit.
1980s	• DuPont modernizes the methanol production unit using Lurgi low pressure methanol technology.
1990s	• Beaumont Methanol Corporation (“BMC”) acquires the methanol production unit from DuPont.
• BMC merges with Agricultural Minerals Corporation to form Agricultural Minerals and Chemicals, Inc. (“AMCI”).
• Terra Industries Inc. (“Terra”) acquires AMCI.
• Terra adds 250,000 metric ton capacity ammonia synthesis loop to the methanol production unit.
2000s	• Terra completes construction of ammonia production unit built by Foster Wheeler with a Haldor Topsøe process design.

•   In December 2003, Methanex acquires exclusive production rights to all methanol production for five years.

•   In December 2004, Terra shuts down production of methanol and ammonia.

•   In December 2008, Eastman Chemical Company (“Eastman”) acquires the facility from Terra; production of methanol and ammonia remains shut down.

2011	• In May 2011, OCI and a joint venture partner acquire the facility from Eastman and commence an upgrade of the facility.
• In November 2011, OCI acquires a 100% ownership interest in the facility. • In December 2011, ammonia production commences.
2012	• In July 2012, OCI completes upgrade of the facility; methanol production commences.

Our Recent Upgrade of the Facility

We commenced an upgrade of our facility in May 2011 that was completed in July 2012. In connection with our upgrade, we installed an advanced distributed control system at our facility to efficiently control our integrated production process. We opened, inspected and hydrostatically tested all of the static equipment at our facility. We also hydrostatically tested the piping at our facility and performed other integrity tests, including thickness measurements, and we replaced connecting gaskets and bolts and any out-of-code piping. We completely refurbished our rotating equipment, including pumps, compressors and fans, and we cleaned and, if necessary, re-tubed our heat exhangers. In addition, our storage tanks were emptied, cleaned and inspected. Moreover, our furnaces were inspected and the related burners and refractory were overhauled. After completing our upgrades, our methanol and ammonia production units underwent commissioning and testing of the safety interlocks.

Our Growth Projects

We intend to expand our existing methanol and ammonia production capacity and utilize the experience of our management team to execute our growth strategy. Our growth strategy includes expanding our production capacity by pursuing organic growth opportunities, such as our debottlenecking project.

Our Debottlenecking Project

As a means of further optimizing our production efficiencies, we are in the early stages of a debottlenecking project on our production facility, including a maintenance turnaround and environmental upgrades. This project is expected to increase our annual methanol production capacity by approximately 182,500 metric tons, or approximately 25%, and increase our annual ammonia production capacity by approximately 40,000 metric tons, or approximately 15%. We expect the debottlenecking project to be completed in the second half of 2014 and currently estimate the total cost of the project to be approximately $150 million (including costs associated with a maintenance turnaround and environmental upgrades). We expect to shut down our facility for approximately 30 to 40 days in the second half of 2014 in order to complete our debottlenecking project. As of August 31, 2013, OCIB had incurred approximately $15.5 million in expenditures related to our debottlenecking project, including costs associated with engineering fees and down payments on equipment, and will fund any costs incurred through the completion of this offering. We intend to fund a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of this offering with a portion of the net proceeds from this offering.

As part of our debottlenecking project we plan to undertake the following:

•	install a selective catalytic reduction unit;

•	replace reformer tubes, which will result in increased synthesis gas production;

•	install a pre-reformer;

•	install a saturator;

•	install an additional flare;

•	modify the synthesis gas compressor and steam turbine to handle the increased volume of synthesis gas;

•	modify the convection section and the heat exchangers; and

•	increase the capacity of the synthesis gas compressor and the refrigeration compressor on our ammonia production unit and replace several heat exchangers and vessels to handle the higher volume.

The goal of our debottlenecking project is to maximize our production capacity and reduce our energy consumption. As part of the debottlenecking project, we also plan to complete a maintenance turnaround as well as various mandatory and discretionary environmental upgrades to the facility. In June 2013, we entered into a procurement and construction contract with Orascom E&C USA Inc., an indirect wholly owned construction subsidiary of OCI, for our debottlenecking project. Please read “Certain Relationships and Related Party Transactions—Our Agreements with OCI—Construction Agreement with Orascom E&C USA Inc.” The OCI Construction Group’s technical expertise and their experience on large-scale infrastructure and industrial projects were critical to the recent upgrade of our facility that was completed in 2012 and will be essential in the cost-effective implementation of our debottlenecking project.

Feedstock Supply

The primary feedstock that we use to produce methanol and ammonia is natural gas. Operating at full capacity, our methanol and ammonia production units together require approximately 84,000 MMBtu per day of natural gas. For the six months ended June 30, 2013, natural gas feedstock costs represented approximately 63.5% of our total cost of goods sold (exclusive of depreciation) (or approximately 75.0% of our variable cost of goods sold (exclusive of depreciation)). Accordingly, our profitability depends in large part on the price of our natural gas feedstock.

We have connections to one major interstate and three major intrastate natural gas pipelines that provide us flexibility in sourcing our natural gas supplies. We currently source natural gas from DCP Midstream and Kinder Morgan. In addition, we have recently connected our facility to a natural gas pipeline owned by Florida Gas Transmission and a natural gas pipeline owned by Houston Pipe Line Company. We believe that we have ready access to an abundant supply of natural gas for the foreseeable future due to our location and connectivity to major natural gas pipelines.

We procure our hydrogen and nitrogen supply needs from Air Products and Air Liquide, respectively. Our contract with Air Products is a ten-year contract for 25 MMscf per day of hydrogen, expiring in 2021. The price we pay under the Air Products contract is linked to natural gas prices. Our contract with Air Liquide is a ten-year contract for up to 20.4 MMscf of nitrogen per day. The price we pay under our contract with Air Liquide is based on a combination of the cost of electric power, average gross hourly earnings and the latest value of the U.S. Bureau of Statistics Producer Price Index for Industrial Commodities.

Our Production Process

We purchase natural gas from third parties and process the natural gas into synthesis gas, which we then further process in the production of methanol and ammonia. We store and sell the processed methanol and ammonia to industrial and commercial customers for further processing or distribution. Our production process involves multiple steps summarized below:

Processing of Natural Gas into Synthesis Gas. We process raw natural gas into synthesis gas by heating the natural gas stream, injecting steam (H2O) into the natural gas stream and passing the natural gas stream over a nickel catalyst, which reforms the natural gas stream into a mixture of carbon monoxide (CO), carbon dioxide (CO2) and hydrogen (H2). This process, referred to as steam methane reforming, of producing synthesis gas (also known as syngas) is widely used in oil refineries around the world. Synthesis gas is used to produce both methanol and ammonia.

Processing Synthesis Gas into Methanol. We process synthesis gas into methanol by feeding the synthesis gas into a reactor under high temperatures and pressures where the carbon monoxide (CO) and hydrogen (H2) molecules are combined in the presence of a copper-based catalyst to produce hydrogen (H2), water (H2O) and methanol (CH3OH). The hydrogen (H2) is diverted to our ammonia production unit where it is ultimately combined with nitrogen (N2) to produce ammonia (NH3). The water is recirculated through the plant so that it can be re-used in the processing of natural gas into synthesis gas.

Processing Nitrogen into Ammonia. We process raw natural gas and other reactants into ammonia using the Haber-Bosch synthesis process. This reaction happens in a special high pressure reactor in the presence of an iron oxide catalyst. Through a series of chemical processes the natural gas and other reactants are converted into a mixture of nitrogen (N2) and hydrogen (H2). The synthesis gas enters the ammonia reactor, where it undergoes a synthesis reaction. The synthesis reactor consists of a number of beds containing the catalyst through which the reactants pass and are converted to ammonia (NH3) under equilibrium conditions. Because the reaction is exothermic, heat is removed by coolers (heat exchangers) to maximize the amount of ammonia that is converted.

At the end of the reactor a stream of mixed gas (ammonia + nitrogen + hydrogen) is removed and cooled. The cooled ammonia condenses and is separated from the other gas which is then returned to the reactor for reprocessing. This is a continuous process—at the one end ammonia is continuously removed and this is balanced by new synthesis gas which is continuously added to the reactor.

Our production process is illustrated below:

Customers and Contracts

We generate our revenues from the sale of methanol and ammonia manufactured at our facility. We sell our products, primarily under contract, to industrial users and commercial traders for further processing or distribution. For the six months ended June 30, 2013 and the year ended December 31, 2012, we derived approximately 64% and 73%, respectively, of our revenues from the sale of our products to commercial traders for further processing or distribution and derived approximately 36% and 27%, respectively, of our revenues from the sale of our products to industrial users. In addition, we derive a portion of our revenues from uncontracted sales of methanol and ammonia. For the six months ended June 30, 2013 and the year ended December 31, 2012, we derived approximately 0% and 7%, respectively, of our revenues from uncontracted sales of our products. We are party to methanol sales contracts with Methanex, Koch, ExxonMobil, Arkema and Lucite. Our methanol sales contracts generally range in duration from two to five years in length and are renewable at the end of their terms. A substantial majority of our customers do not have minimum volume purchase obligations under these contracts, may determine not to purchase any more methanol from us and may purchase methanol from other suppliers. Consistent with industry practice, our methanol sales contracts set our pricing terms to reflect a specified discount to a published monthly benchmark methanol price (Jim Jordan or Southern Chemical), and our methanol is sold on an FOB basis when delivered by barge. The payment terms under our methanol sales contacts are net 25-30 days. Currently, we deliver approximately 34% of our methanol sales by barge and approximately 66% of our methanol sales by pipeline. For the six months ended June 30, 2013, Methanex and Koch accounted for approximately 34.5% and 23.3%, respectively, of our total revenues. For the year ended December 31, 2012, Methanex, Koch and Arkema accounted for approximately 11.2%, 12.0% and 9.8%, respectively, of our total revenues.

We generally sell ammonia under monthly contracts. Our customers have no minimum volume purchase obligations under these contracts, may determine not to purchase any more ammonia from us at any time and may purchase ammonia from other suppliers. Consistent with industry practice, these contracts set our pricing terms to reflect a specified discount to a published monthly benchmark ammonia price (CFR Tampa). The payment terms under our ammonia sales contacts are net 30 days. Although we have ammonia pipeline connections with certain of our customers, currently all of our ammonia is sold on an FOB basis and is transported by barge. For the six months ended June 30, 2013, Rentech and Transammonia accounted for approximately 15.8% and 15.4%, respectively, of our total revenues. For the year ended December 31, 2012, Transammonia accounted for approximately 50.6% of our total revenues.

Competition

The industries in which we operate are highly competitive. Methanol and ammonia are global commodities, and we compete with a number of domestic and foreign producers of methanol and ammonia. In addition, a long period of stable and low natural gas prices in the United States has made it economical for companies to upgrade existing plants and initiate construction of new methanol and nitrogen projects. For example, Methanex, LyondellBasell and Celanese have each announced plans to relocate, restart or construct methanol plants in the U.S. Gulf Coast region over the next few years, which will increase overall U.S. production capacity and the availability of methanol supply to our customers from competing sources.

While the methanol and ammonia industries are global in nature, we believe that our strategic location on the Texas Gulf Coast positions us as a key local supplier. Our proximity to customers and access to major infrastructure and transportation facilities, including pipeline connections to adjacent customers and port access with dedicated methanol and ammonia barge docks, provide us with as a competitive advantage over other suppliers. Furthermore, because the majority of our competitors are based outside of the United States or are commodity traders, we believe that we will be able to consistently offer our products at attractive prices to our customers while maintaining strong margins.

The majority of methanol consumed in the U.S. Gulf Coast is either sourced from Trinidad or produced in-house by U.S.-based chemical companies as part of a vertically integrated industrial process. Producers in Trinidad have been facing significant natural gas feedstock shortages, thereby reducing the supply of all natural-gas based products from Trinidad to the United States. Furthermore, transportation and port-handling costs for methanol imported from Trinidad and other countries provide us with a cost advantage over foreign producers and allow us to displace higher cost methanol supplies. Please read “Industry Overview—Methanol.”

Similarly, the majority of ammonia consumed in our market is sourced overseas, particularly from Trinidad, and is transported through the U.S. Gulf Coast. Our close proximity to our customers allows us to maintain a significant cost advantage over our competition. Ammonia sourced from Trinidad accounts for approximately 60% of total imported ammonia in the United States. Although ammonia sourced from Trinidad historically enjoyed a competitive cost advantage, natural gas supply shortages and higher production costs in recent years have eroded this competitive advantage. Furthermore, transportation and port-handling costs for all imported ammonia have allowed us to displace foreign supply. According to Blue Johnson, we currently supply approximately 15% of the Texas Gulf Coast market’s annual ammonia needs. Please read “Industry Overview—Ammonia.”

Seasonality and Volatility

While most U.S. methanol is sold pursuant to long-term contracts based on market index pricing and fixed volumes, the market price of methanol can be volatile. Methanol is an internationally traded commodity chemical, and the methanol industry has historically been characterized by cycles of oversupply caused by either excess supply or reduced demand, resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand exceeds supply until increased prices lead to new plant investment or the restart of idled capacity. Methanol prices have historically been cyclical and sensitive to overall production capacity relative to demand, the price of feedstock (primarily natural gas or coal), energy prices and general economic conditions.

The seasonality of the ammonia business largely tracks the seasonality of the fertilizer business in the United States because the substantial majority of all domestic ammonia consumption in the United States is for fertilizer use. The fertilizer business is seasonal, based upon the planting, growing and harvesting cycles. Inventories must be accumulated to allow for customer shipments during the spring and fall fertilizer application seasons, which requires significant storage capacity. The accumulation of inventory to be available for seasonal sales requires fertilizer producers to maintain significant working capital. This seasonality generally results in higher fertilizer prices during peak periods, with prices normally reaching their highest point in the spring, decreasing in the summer, and increasing again in the fall. Fertilizer products are sold both on the spot market for immediate delivery and under product prepayment contracts for future delivery at fixed prices. The terms of the product prepayment contracts, including the percentage of the purchase price paid as a down payment, can vary from season to season. Variations in the proportion of product sold through forward sales and variations in the terms of the product prepayment contracts can increase the seasonal volatility of fertilizer producers’ cash flows and cause changes in the patterns of seasonal volatility from year-to-year. Nitrogen fertilizer prices can also be volatile as a result of a number of other factors, including weather patterns, field conditions, quantities of fertilizers imported to the United States, current and projected grain inventories and prices and price fluctuations in natural gas prices. In addition, governmental policies may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted and crop prices.

Environmental Matters

Our business is subject to extensive and frequently changing federal, state and local, environmental, health and safety regulations governing the emission and release of hazardous substances into the environment, the treatment and discharge of waste water and the storage, handling, use and transportation of our methanol and ammonia. These laws include the CAA, the federal Water Pollution Control Act (the “Clean Water Act”), the Resource Conservation and Recovery Act, CERCLA, the Toxic Substances Control Act and various other federal, state and local laws and regulations. These laws, their underlying regulatory requirements and the enforcement thereof impact us by imposing:

•	restrictions on operations or the need to install enhanced or additional controls;

•	the need to obtain and comply with permits and authorizations;

•	liability for the investigation and remediation of contaminated soil and groundwater at current and former facilities (if any) and off-site waste disposal locations; and

•	specifications for the products we market, primarily methanol and ammonia.

Our operations require numerous permits and authorizations. Failure to comply with these permits or environmental laws generally could result in substantial fines, penalties or other sanctions, court orders to install pollution-control equipment, permit revocations and facility shutdowns. In addition, environmental, health and safety laws may impose joint and several liability, without regard to fault, for cleanup costs on potentially responsible parties who have released or disposed of hazardous substances into the environment. We may experience delays in obtaining or be unable to obtain required permits, which may delay or interrupt our operations and limit our growth and revenue. Private parties, including the owners of properties adjacent to other facilities where our wastes are taken for disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. In addition, the risk of accidental spills or releases could expose us to significant liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The laws and regulations to which we are subject are complex, change frequently and have tended to become more stringent over time. The ultimate impact on our business of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that our operations may change over time and certain implementing regulations for laws, such as the CAA, have not yet been finalized, are under governmental or judicial review or are being revised. These laws and regulations could result in increased capital, operating and compliance costs.

Our facility has experienced some level of regulatory scrutiny in the past, and we may be subject to further regulatory inspections, future requests for investigation or assertions of liability relating to environmental issues. In the future, we could incur material liabilities or costs related to environmental matters, and these environmental liabilities or costs (including fines or other sanctions) could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

The principal environmental regulations and risks associated with our business are outlined below. We believe that we are in material compliance with all of these environmental regulations.

The Federal Clean Air Act. The CAA and its implementing regulations, as well as the corresponding state laws and regulations that regulate emissions of pollutants into the air, affect us through the CAA’s permitting requirements and emission control requirements relating to specific air pollutants, as well as the requirement to maintain a risk management program to help prevent accidental releases of certain substances. Some or all of the standards promulgated pursuant to the CAA, or any future promulgations of standards, may require the installation of controls or changes to our facility in order to comply. If new controls or changes to operations are needed, the costs could be significant. In addition, failure to comply with the requirements of the CAA and its implementing regulations could result in fines, penalties or other sanctions.

The regulation of air emissions under the CAA requires that we obtain various construction and operating permits, including Title V and PSD air permits issued by TCEQ and EPA. Requirements under these permits will cause us to incur capital expenditures for the installation of certain air pollution control devices at our operations. Various regulations specific to our operations have been implemented, such as National Emission Standard for Hazardous Air Pollutants, New Source Performance Standards and New Source Review. We have incurred, and expect to continue to incur, substantial capital expenditures to maintain compliance with these and other air emission regulations that have been promulgated or may be promulgated or revised in the future, including in connection with the following projects that are designed to comply with our emission limits and requirements of our Title V CAA permit.

Release Reporting. The release of hazardous substances or extremely hazardous substances into the environment is subject to release reporting requirements under federal and state environmental laws, including the Emergency Planning and Community Right-to-Know Act. We occasionally experience minor releases of hazardous or extremely hazardous substances from our equipment. We report such releases to the federal Environmental Protection Agency (the “EPA”), TCEQ and other relevant state and local agencies as required by applicable laws and regulations. If we fail to properly report a release, or if the release violates the law or our permits, it could cause us to become the subject of a governmental enforcement action or third-party claims. Government enforcement or third-party claims relating to releases of hazardous or extremely hazardous substances could result in significant expenditures and liability.

Clean Water Act. The Clean Water Act (“CWA”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the U.S. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including wetlands, unless authorized by an appropriately issued permit. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters by a petroleum hydrocarbon tank spill, rupture or leak. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

GHG Emissions. Currently, various legislative and regulatory measures to address greenhouse gas (“GHG”) emissions (including CO2, methane and nitrous oxides) are in various phases of discussion or implementation. At the federal legislative level, Congress has previously considered legislation requiring a mandatory reduction of GHG emissions. Although Congressional passage of such legislation does not appear likely at this time, it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency.

In the absence of congressional legislation curbing GHG emissions, the EPA is moving ahead administratively under its CAA authority. In October 2009, the EPA finalized a rule requiring certain large emitters of GHGs to inventory and report their GHG emissions to the EPA. In accordance with the rule, we monitor our GHG emissions from our facility and have reported the emissions to the EPA annually beginning in September 2011. On December 7, 2009, the EPA finalized its “endangerment finding” that GHG emissions, including CO2, pose a threat to human health and welfare. The finding allows the EPA to regulate GHG emissions as air pollutants under the CAA. In May 2010, the EPA finalized the “Greenhouse Gas Tailoring Rule,” which establishes new GHG emissions thresholds that determine when stationary sources, such as our facility, must obtain permits under the PSD and Title V programs of the CAA. The permitting requirements of the PSD program apply only to newly constructed or modified major sources. Obtaining a PSD or Title V permit requires a source to install BACT for those regulated pollutants that are emitted in certain quantities. Phase I of the Greenhouse Gas Tailoring Rule, which became effective on January 2, 2011, requires projects already triggering PSD or Title V permitting that are also increasing GHG emissions by more than 75,000 tons per year to comply with BACT rules for their GHG emissions. Phase II of the Greenhouse Gas Tailoring Rule, which became effective on July 1, 2011, requires preconstruction permits using BACT for new projects that emit 100,000 tons of GHG emissions per year or existing facilities that make major modifications increasing GHG emissions by more than 75,000 tons per year. Our debottlenecking project will require us to install additional BACT. We have filed for a PSD permit and amendment of our NSR permit for our greenhouse gas emissions at our facility. Several of the EPA’s GHG rules are being challenged in pending court proceedings and, depending on the outcome of such proceedings, such rules may be modified or rescinded or the EPA could develop new rules.

On May 21, 2013, the Texas Legislature passed H.B. 788 which is intended to streamline GHG permitting in Texas by directing TCEQ to promulgate rules to be approved by EPA that would replace EPA permitting of GHGs in Texas with TCEQ permitting. The bill was signed by the Governor on June 14, 2013 and is effective. Depending on how and when TCEQ implements this legislation, TCEQ could impose additional requirements on our operations that could increase our operating costs.

The implementation of additional EPA regulations and/or the passage of federal or state climate change legislation will likely result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program. Increased costs associated with compliance with any future legislation or regulation of GHG emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In addition, climate change legislation and regulations may result in increased costs not only for our business but also for agricultural producers that utilize our fertilizer products, thereby potentially decreasing demand for our nitrogen fertilizer products. Decreased demand for our fertilizer products may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Environmental Remediation. Under CERCLA and related state laws, certain persons may be liable for the release or threatened release of hazardous substances. These persons can include the current owner or operator of property where a release or threatened release occurred, any persons who owned or operated the property when the release occurred, and any persons who disposed of, or arranged for the transportation or disposal of, hazardous substances at a contaminated property. Liability under CERCLA is strict, retroactive and, under certain circumstances, joint and several, so that any responsible party may be held liable for the entire cost of investigating and remediating the release of hazardous substances. As is the case with all companies engaged in similar industries, depending on the underlying facts and circumstances we face potential exposure from future claims and lawsuits involving environmental matters, including soil and water contamination, personal injury or property damage allegedly caused by hazardous substances that we manufactured, handled, used, stored, transported, spilled, disposed of or released. We cannot assure you that we will not become involved in future proceedings related to our release of hazardous or extremely hazardous substances or that, if we were held responsible for damages in any existing or future proceedings, such costs would be covered by insurance or would not be material.

Chemical Derivatives of Methanol. Some of our customers use methanol that we supply to manufacture formaldehyde, among other chemicals. In 2012, methanol demand for the production of formaldehyde represented approximately 29.9% of global demand. Formaldehyde, a component of resins used as wood adhesives and as a raw material for engineering plastics and a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products, has been classified by the EPA as a likely carcinogen. Changes in environmental, health and safety laws, regulations or requirements relating to formaldehyde could impact methanol demand, which could indirectly have a material adverse effect on our business.

Because of certain government public health agencies’ concerns regarding the potential for adverse human health effects, formaldehyde is a regulated chemical and public health agencies continue to evaluate its safety. In 2004, a division of the World Health Organization, the International Agency for Research on Cancer (“IARC”), reclassified formaldehyde as “carcinogenic to humans,” a higher classification than set forth in previous IARC evaluations. In 2009, the IARC determined that there is sufficient evidence in human beings of a causal association between formaldehyde exposure and leukemia. In 2011, the National Toxicology Program within the U.S. Department of Health and Human Services (“NTP”) issued its 12th Report on Carcinogens, or RoC, which lists formaldehyde as “known to be a human carcinogen.” This NTP listing was based, in part, upon certain studies reporting an increased risk of certain types of cancers, including myeloid leukemia, in individuals with higher measures of formaldehyde exposure (exposure level or duration).

The EPA, under its Integrated Risk Information System (“IRIS”), has also released a draft of its toxicological review of formaldehyde. This draft review states that formaldehyde meets the criteria to be described as “carcinogenic to humans” by the inhalation route of exposure based upon evidence of causal links to certain cancers, including leukemia. The National Academy of Sciences (“NAS”) was requested by the EPA to serve as the external peer review body for the draft review. The NAS reviewed the draft IRIS toxicological review and issued a report in April 2011 that criticized the draft IRIS toxicological review and stated that the methodologies and the underlying science used in the draft IRIS review did not clearly support a conclusion of a causal link between formaldehyde exposure and leukemia. It is possible that the EPA may revise the IRIS toxicological review to reflect the NAS findings, including the conclusions regarding a causal link between formaldehyde exposure and leukemia.

The EPA is considering regulatory options for setting limits on formaldehyde emissions from composite wood products that use formaldehyde based adhesives. In 2010, the U.S. Formaldehyde Standards for Composite Wood Products Act became effective, setting standards requiring a reduction in the emissions standards for formaldehyde used in hardwood plywood, particleboard and medium-density fiberboard sold in the United States. This Act required the EPA to promulgate regulations implementing the Act by January 1, 2013. On June 10, 2013, the EPA published a proposed rule that would implement the formaldehyde standards for composite wood and other products as required by the Formaldehyde Standards for Composite Wood Products Act. As proposed, the rule would establish a system where accredited third party certifiers review and certify that composite wood products meet the applicable standards. It is possible that, if adopted as proposed, this rule may affect demand for methanol for formaldehyde production.

In December 2011, the conference report for the FY 2012 Omnibus Appropriations bill included a provision directing NTP to refer the NTP 12th Report in Carcinogens (“RoC”) file for formaldehyde to the NAS for further review. It is possible, once the NAS review of the NTP 12th RoC formaldehyde file is completed (likely in 2014), the NTP listing of formaldehyde may change. According to NTP, a listing in the RoC indicates a potential hazard and does not assess cancer risks to individuals associated with exposures in their daily lives. A 2012 Omnibus Appropriations legislation directed the Department of Health and Human Services to have the 12th RoC reviews by the NAS. However, the report, as it exists now, could have material adverse effects on our business.

In October 2011, the European Chemical Agency (“ECHA”) publicly released for comment the “Proposal for Harmonized Classification and Labelling Based on Regulation (EC) No 1272/2008 (C.I.P. Regulation), Annex VI, Part 2, Substance Name: FORMALDEHYDE Version Number 2, Date: 28 September 2011.” The French Member State Competent Authorities (“MSCA”) proposed that formaldehyde be reclassified as a Category 1A Carcinogen and Category 2 Mutagen based upon their review of the available evidence. The proposal cited a relationship to nasopharyngeal cancer (“NPC”). NPC is a rare cancer of the upper respiratory tract. Following a review of the proposal, the Risk Assessment Committee of ECHA, which is made up of representatives from all EU member states, determined that there was sufficient evidence to justify the classification of formaldehyde as a Category 2 Mutagen, but that the evidence reviewed only supported the classification of formaldehyde as a Category 1B Carcinogen (described by the applicable EU regulation as “presumed to have carcinogenic potential for humans, classification is largely based on animal evidence”) rather than as a Category 1A Carcinogen (described as “known to have carcinogenic potential for humans, classification is largely based on human evidence”) as proposed by France. ECHA will forward the recommendation to the European Commission, which could adopt the classification.

It is possible that new regulatory requirements could be promulgated to limit human exposure to formaldehyde, that we could incur substantial additional costs to meet any such regulatory requirements, and that there could be a reduction in demand for our formaldehyde-based products. These additional costs and reduced demand could have a material adverse effect on our operations and profitability.

Changes in environmental, health and safety laws, regulations or requirements could also impact methanol demand for the production of MTBE. In 2012, methanol demand for the production of MTBE, a source of octane and an oxygenate for gasoline, represented approximately 13% of global methanol demand. Several years ago, environmental concerns and legislative action related to gasoline leaking into water supplies from underground gasoline storage tanks in the United States resulted in the phase-out of MTBE as a gasoline additive in the United States. However, approximately 0.7 million metric tons of methanol was used in the United States in 2012 to produce MTBE for export markets, where demand for MTBE has continued at strong levels. While we currently expect demand for methanol for use in MTBE production in the United States to remain steady or to decline slightly in 2013, it could decline materially if export demand is impacted by governmental legislation or policy changes. The EPA is currently reviewing the human health effects of MTBE, including its potential carcinogenicity. The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE, although several risk reduction measures relating to the storage and handling of fuels were recommended. Governmental efforts in recent years in some countries, primarily in the European Union and Latin America, to promote biofuels and alternative fuels through legislation or tax policy are also putting competitive pressures on the use of MTBE in gasoline in these countries. Declines in demand for methanol for use in MTBE production could have an adverse impact on our results of operations, financial condition and ability to make cash distributions.

Material Estimated Capital Expenditures for Environmental Matters. We expect to incur approximately $9.5 million in capital expenditures from July 15, 2013 to December 31, 2013 relating to the installation of a selective catalytic reduction (“SCR”) unit for nitrogen oxide control; the installation of a saturator column system to improve plant efficiency, decrease nitrogen oxide emissions and decrease wastewater treatment from distillation; and the installation of a new flare to decrease carbon monoxide emissions during start-ups and shutdowns of our facility. We expect to incur approximately $39.0 million in capital expenditures relating to the SCR, the saturator column system and an additional flare for the year ending December 31, 2014. These capital expenditures will assist us in complying with federal, state and local environmental, health and safety regulations. We do not believe that compliance with such federal, state and local environmental, health and safety regulations will have a material effect on our earnings or competitive position.

Safety, Health and Security Matters

We are subject to a number of federal and state laws and regulations related to safety, including OSHA, and comparable state statutes, the purpose of which are to protect the health and safety of workers. We also are subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. These regulations apply to any process that involves a chemical at or above the specified thresholds or any process that involves flammable liquid or gas, pressurized tanks, caverns and wells in excess of 10,000 pounds at various locations. We have an internal safety, health and security program designed to monitor and enforce compliance with worker safety requirements, and we routinely review and consider improvements in our programs. We also are subject to EPA Chemical Accident Prevention Provisions, known as the Risk Management Plan requirements, which are designed to prevent the accidental release of toxic, reactive, flammable or explosive materials, and the U.S. Coast Guard’s Maritime Security Standards for Facilities, which are designed to regulate the security of high-risk maritime facilities. We believe that we are in material compliance with all applicable laws and regulations related to worker health and safety. Notwithstanding these preventative measures, we cannot guarantee that serious accidents will not occur in the future.

Employees

We are managed and operated by the board of directors and executive officers of OCI GP LLC, our general partner. Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by our general partner or its affiliates. Immediately after the closing of this offering, we expect that our general partner and its affiliates will have approximately 100 employees performing services for our operations. We believe that our general partner and its affiliates have a satisfactory relationship with those employees.

Properties

Our methanol and ammonia production facility is located on a 28-acre site that is part of a large chemical refining and industrial complex located six miles south of Beaumont, Texas, on the Neches River. We own the land, plant and processing equipment at our facility. We believe that the land, plant and processing equipment at our facility are adequate for our current operations.

Insurance

Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. We are currently insured under casualty, environmental, property and business interruption insurance policies. The following conversions from Euros to U.S. dollars with respect to our insurance policies are based on a conversion rate of €1.00 to $1.3222 as of August 31, 2013, as reported by Bloomberg. The property and business interruption insurance policies have a €400.0 million (or approximately $528.9 million) limit, with a €0.5 million (or approximately $0.7 million) deductible for physical damage (€1.0 million (or approximately $1.3 million) for property damage from a major machinery breakdown), a €2.3 million (or approximately $3.0 million) deductible for business interruption and a 30-day waiting period before losses resulting from business interruptions are recoverable. Our current property policy contains a specific sub-limit of €100.0 million (or approximately $132.2 million) for damage caused by flooding and €100 million (or approximately $132.2 million) for damage caused by named windstorm. We are fully exposed to all losses in excess of the applicable limits and sub-limits and for losses due to business interruptions caused by machinery breakdown of fewer than 30 days. In addition, there is a limit per occurrence of €4.0 million (or approximately $5.3 million) for losses due to business interruptions caused by a machinery breakdown incurred after the expiration of the 30-day waiting period. With regard to environmental claims due to accidental pollution, we currently have a policy limit of €100.0 million (or approximately $132.2 million) under the general liability insurance policy in place, and this policy has a deductible of €125,000 (or $165,275). As we continue to grow, we will continue to evaluate our policy limits and retentions as they relate to the overall cost and scope of our insurance program.

Legal Proceedings

We are, and will continue to be, subject to litigation from time to time in the ordinary course of our business. We are not party to any pending legal proceedings that we believe will have a material adverse effect on our business, and there are no existing legal proceedings where we believe that the reasonably possible loss or range of loss is material.

MANAGEMENT

Management of OCI Partners LP

We are managed by the directors and executive officers of our general partner, OCI GP LLC. OCI USA, an indirect wholly owned subsidiary of OCI, owns all of the membership interests in our general partner and has the right to appoint the entire board of directors of our general partner, including our independent directors. Our unitholders are not entitled to elect the directors of our general partner’s board of directors or to directly or indirectly participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

At the completion of this offering, we expect that our general partner will have five directors, including one director nominee who will become a member of our board of directors prior to or in connection with the listing of our common units on the NYSE. OCI USA will appoint all of the members to the board of directors of our general partner. In accordance with the NYSE’s phase-in rules, we will have at least three independent directors within one year following the effective date of the registration statement of which this prospectus forms a part. We expect that our board will determine that Mr. Meyer, our director nominee who will become a member of our board of directors prior to or in connection with the listing of our common units on the NYSE, is independent under the independence standards of the NYSE.

In evaluating director candidates, OCI USA will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the ability of our board of directors to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board of directors of our general partner to fulfill their duties.

Director Independence

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, we do not expect that our general partner’s board of directors will be comprised of a majority of independent directors. Our board of directors does not currently intend to establish a nominating/corporate governance committee or a compensation committee. Accordingly, unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are, however, required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. In accordance with the NYSE’s corporate governance standards, we must have at least one independent member on our audit committee who satisfies the independence and experience requirements by the date our common units are listed on the NYSE, at least a majority of independent members within 90 days of the effective date of the registration statement of which this prospectus forms a part and a fully independent audit committee within one year of such effective date.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

We are required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. The audit committee of the board of directors of our general partner will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary. We expect that Mr. Meyer will serve as the initial member of the audit committee. We expect that Mr. Meyer will satisfy the definition of audit committee financial expert for purposes of the SEC’s rules. OCI USA will appoint a second member to the audit committee within 90 days of the effective date of the registration statement of which this prospectus forms a part and appoint a third member to the audit committee within one year following such effective date.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates (including OCI), and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our incentive compensation plan. Any matters approved by our conflicts committee in good faith will be deemed to be approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Directors and Executive Officers of OCI GP LLC

Directors are elected by OCI USA, the sole member of our general partner, and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors, director nominee and executive officers of OCI GP LLC as of August 31, 2013. Our director nominee will become a member of our board of directors prior to or in connection with the listing of our common units on the NYSE.

Name	Age	Position with Our General Partner
Michael L. Bennett	60	Chairman of the Board of Directors
Frank Bakker	48	President, Chief Executive Officer and Director
Nassef Sawiris	52	Director
Renso Zwiers	58	Director
Francis G. Meyer	61	Director Nominee
Fady Kiama	45	Vice President, Chief Financial Officer

Michael L. Bennett—Chairman of the Board. Mr. Bennett was appointed chairman of the board of directors of our general partner in June 2013. Mr. Bennett has served as chairman of the board of directors of OCI since January 2013. Mr. Bennett served as chief executive officer and director of Terra Industries Inc., a publicly traded producer of nitrogen fertilizer, from 2001 until its acquisition by CF Industries Holdings, Inc. in 2010. From 2001 until 2010, Mr. Bennett served as chairman of the board and chief executive officer of Terra Nitrogen GP Inc., the general partner of Terra Nitrogen Company, L.P. (NYSE: TNH). Mr. Bennett is a past chairman of both The Fertilizer Institute and the Methanol Institute in the United States. Mr. Bennett currently serves as a director of Alliant Energy Corporation and Arclin, Inc., a privately held manufacturer of resins and surfaces, as well as chairman of the board at Morningside College in Sioux City, Iowa. We believe that Mr. Bennett should serve as chairman of the board of directors of our general partner due to his knowledge of our industry, historical understanding of our operations and the significant executive leadership experience he gained through his employment with Terra Industries Inc. and Terra Nitrogen GP Inc.

Frank Bakker—President, Chief Executive Officer and Director. Mr. Bakker was appointed President, Chief Executive Officer and director of our general partner in June 2013. Prior to his appointment, Mr. Bakker served as vice president and general manager of OCIB from September 2011 to June 2013. Prior to joining OCIB, Mr. Bakker served as site manager at DSM-Neoresins from September 2010 to September 2011 and manufacturing director at DSM Sarlink from 2007 to 2010. Mr. Bakker holds an M.B.A. from the University of Massachusetts at Amherst and a M.S. in mechanical engineering from Twente University. We believe that Mr. Bakker should serve as a member of the board of directors of our general partner because of his extensive manufacturing experience in the chemicals industry and, in particular, his leadership experience in operating our facility.

Nassef Sawiris—Director. Mr. Sawiris was appointed as a member of the board of directors of our general partner in June 2013. Mr. Sawiris has served as chief executive officer and director of OCI since January 2013. Mr. Sawiris has also served as chief executive officer and director of Orascom Construction Industries S.A.E. (“OCI SAE”), a publicly traded Egyptian company, since its incorporation in 1998. Prior to the incorporation of OCI SAE, Mr. Sawiris oversaw the construction activities of Orascom (Onsi Sawiris & Co.). Since 2008, Mr. Sawiris has served as a director of Lafarge S.A., a publicly traded French building materials company. Mr. Sawiris holds a B.A. in economics from the University of Chicago. We believe that Mr. Sawiris’ should serve as a member of the board of directors of our general partner because of his extensive experience in the fertilizer and construction industries and his position as chief executive officer and director of OCI.

Renso Zwiers—Director. Mr. Zwiers was appointed as a member of the board of directors of our general partner in June 2013. Mr. Zwiers has served as chief operating officer of OCI’s Fertilizer Group since January 2013. Mr. Zwiers has served as chief executive officer of OCI Nitrogen, a Netherlands-based fertilizer producer, since its acquisition from DSM in May 2010. Mr. Zwiers was the president of DSM Agro from April 2003 to May 2010. Mr. Zwiers holds a M.S. in Polymer Chemistry from the University of Groningen. We believe that Mr. Zwiers should serve as a member of the board of directors of our general partner because of his extensive experience in the fertilizer industry, including his position as chief operating officer of OCI’s Fertilizer Group.

Francis G. Meyer—Director Nominee. Mr. Meyer has agreed to serve as a director of our general partner and will become a member of the board of directors prior to or in connection with the listing of our common units on the NYSE. Mr. Meyer served as executive vice president of Terra Industries Inc. from 2007 until his retirement in April 2008 and as senior vice president and chief financial officer from 1995 until 2007. Mr. Meyer served as a director of Terra Nitrogen GP Inc., which is the general partner of Terra Nitrogen Company, L.P. from 1995 until 2008. Mr. Meyer served in various management positions for Terra Industries Inc. from 1986 to 1995. Mr. Meyer has a B.B.A. in accounting from the University of Iowa. We believe that Mr. Meyer is a suitable member of the board of directors of our general partner because of his extensive industry experience and knowledge of industry accounting and financial practices he gained during his employment with Terra Industries Inc. and Terra Nitrogen GP Inc.

Fady Kiama—Vice President and Chief Financial Officer. Mr. Kiama was appointed vice president and chief financial officer of our general partner in June 2013. Mr. Kiama has more than 22 years of financial management experience and has served as corporate planning director and group controller of OCI SAE from 2001 until May 2013. Mr. Kiama served as chief financial officer of Misr Gulf Oil Processing Co. in Egypt from 1999 to 2001, chief financial officer for PepsiCo Foods Saudi Arabia from 1995 to 1997 and as a financial analyst then group finance manager for Procter & Gamble Egypt from 1990 to 1995. Mr. Kiama holds a B.A. and a M. A. in economics from the American University in Cairo.

Board Leadership Structure

The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by OCI USA. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (1) direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our general partner, to perform services for us or our subsidiaries or for our general partner in the discharge of its duties to us and our subsidiaries), and (2) all other expenses reasonably allocable to us or our subsidiaries or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us and our subsidiaries.

Executive Compensation

This executive compensation disclosure provides an overview of the executive compensation program for our two named executive officers (“NEOs”), who are:

•	Frank Bakker, our President and Chief Executive Officer; and

•	Fady Kiama, our Vice President and Chief Financial Officer.

The compensation-related sections of this document are intended to comply with the reduced disclosure requirements provided under the JOBS Act. In addition, Mr. Kiama was appointed as our Vice President and Chief Financial Officer in June 2013 and did not provide, or receive any compensation with respect to, services for OCIB, us or our general partner during any part of 2012. As a result, we are not presenting compensation information for historical periods for Mr. Kiama. Mr. Kiama serves as our Vice President and Chief Financial Officer and is initially expected to devote approximately 75% of his working time to our business, but also has certain responsibilities for OCI and its subsidiaries other than us.

Summary Compensation Table for 2012

The following summarizes the total compensation paid to our NEOs for their services to us in 2012, which for Mr. Bakker represents compensation paid in his role as General Manager of OCIB. Mr. Bakker was appointed as our President and Chief Executive Officer in June 2013 and devotes 100% of his working time to our business. Salary, bonus and certain other benefits provided to Mr. Bakker were paid in Euros. Amounts shown below have been converted to U.S. Dollars based on the average daily exchange rate during 2012.

Name and Principal Position	Salary ($)	Non-Equity Incentive Plan Compensation(1) ($)	All Other Compensation(2) ($)	Total ($)
Frank Bakker
President and Chief Executive Officer	$201,716	$18,154	$115,037	$334,907
Fady Kiama
Vice President and Chief Financial Officer	—	—	—	—

(1)	Amount shown represents the cash bonus earned by Mr. Bakker under our annual cash incentive plan for 2012.
(2)	Amount shown reflects benefits provided in conjunction with Mr. Bakker’s international assignment to the United States in 2012. This includes housing assistance of $34,715, dependent tuition assistance of $12,500, an international assignment allowance of $20,172, a representation fee (incidentals) of $1,403, automobile provision of $11,766, home leave expenses of $19,843 and healthcare benefits of $14,638.

Narrative Disclosure to Summary Compensation Table

The primary elements of compensation for the NEOs are base salary and an annual cash incentive award. The NEOs also receive certain retirement, health, welfare and additional benefits as described below. In the future, as our general partner formulates and implements the compensation programs for our NEOs, our general partner may provide different and/or additional compensation components, benefits and/or perquisites to our NEOs to ensure that they are provided with a balanced, comprehensive and competitive compensation structure.

Base Salary. In connection with Mr. Bakker’s appointment as President and Chief Executive Officer in June 2013 and Mr. Kiama’s appointment as Vice President and Chief Financial Officer in June 2013 and in contemplation of this offering, base salaries will initially be set at levels deemed necessary to attract and retain individuals with superior talent and consistent with competitive pay practices. Salaries may be adjusted from time to time to reflect increases in responsibility, company performance, cost of living increases or other such other factors as our general partner may consider.

Annual Cash Incentive Awards. In 2012, Mr. Bakker was eligible for an annual cash incentive award with a target value of 20% of his base salary based on OCI’s annual bonus programs. The annual bonus program for 2012 provided Mr. Bakker with an opportunity to earn a bonus based upon certain financial performance metrics as well as individual and team based objectives, which included certain strategic imperatives, fixed out-of-pocket and capital expenditure management, output, asset utilization and safety.

Based on our and Mr. Bakker’s performance in 2012, Mr. Bakker received a bonus at approximately 45% of the target level, or $18,154. Following the completion of this offering, we do not expect that our NEOs will receive bonuses based on OCI’s bonus programs and instead will participate in bonus programs that will be established by our general partner for our NEOs and other key employees. We initially expect that decisions with respect to annual bonuses for our NEOs will be made by our general partner on a purely discretionary basis. However, our general partner may determine to implement more structured annual bonus programs in the future.

Retirement, Health, Welfare and Additional Benefits. Employee benefit plans and programs are offered to our employees, subject to the terms and eligibility requirements of those plans, as in effect from time to time. The NEOs are also eligible to participate in these programs to the same extent as all employees generally. These benefits include a tax-qualified 401(k) defined contribution plan that includes a matching company contribution.

In connection with his international assignment to the United States, Mr. Bakker received certain benefits as part of OCI’s international relocation policy. This included housing assistance, dependent tuition assistance, international assignment allowance, representation fee (incidentals), automobile provision, home leave expenses and healthcare benefits. The amounts provided are included in the Summary Compensation Table under the column labeled “All Other Compensation.”

Outstanding Equity Awards at December 31, 2012

Our NEOs have not previously received any awards or grants of equity or equity-based compensation in us or in relation to their services for us or our general partner, and our NEOs do not hold any outstanding equity or equity-based awards. In addition, we do not currently have any present intention to grant any long-term equity or equity-based awards to our NEOs as part of their annual compensation. However, in connection with this offering, we are adopting a new 2013 Long-Term Incentive Plan. While we expect that equity and equity-based awards will be granted only to non-employee members of our general partner’s board of directors, we may in the future make equity or equity-based grants to employees, including our NEOs, as our compensation programs may change or evolve from time to time. For additional information, please read “—2013 Long-Term Incentive Plan” below.

Employment, Severance and Change in Control Arrangements

We do not maintain any individual employment agreements for our NEOs. NEOs are generally subject to the same employment conditions and policies as other employees of the organization. In addition, our NEOs have no agreements that provide for severance payments upon termination of employment or in connection with a change in control.

2013 Long-Term Incentive Plan

Our general partner intends to adopt the OCI Partners LP 2013 Long-Term Incentive Plan (our “LTIP”) under which our general partner may issue long-term equity based awards to directors, officers and employees of our general partner or its affiliates, or to any consultants, affiliates of our general partner or other individuals who perform services for us. These awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued service during the vesting period, as well as to align their long-term interests with those of our unitholders. We will be responsible for the cost of awards granted under our LTIP and all determinations with respect to awards to be made under our LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the board of directors of our general partner or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to individuals providing services to us, and to align the economic interests of such individuals with the interests of our unitholders. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 8,050,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted units and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted units or phantom units will vest. The plan administrator of the LTIP may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The plan administrator of the LTIP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The LTIP may also permit the grant of options covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator of the LTIP may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards

Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the plan administrator of the LTIP may establish.

Profits Interest Units

Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the plan administrator, may consist of profits interest units. The plan administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards

The LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of another unit-based award may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, another unit-based award may be paid in cash and/or in units (including restricted units) or any combination thereof as the plan administrator of the LTIP may determine.

Source of Common Units

Common units to be delivered with respect to awards may be newly-issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control

If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the plan administrator of the LTIP will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the plan administrator will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator of the LTIP shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator of the LTIP will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the plan administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service

The consequences of the termination of a grantee’s membership on the board of directors of our general partner or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan

The plan administrator of the LTIP, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The plan administrator of the LTIP also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

Compensation of Our Directors

Our general partner did not have any, and paid no compensation to, members of its board of directors in 2012. Following the completion of this offering, the officers or employees of our general partner or of OCI or its affiliates who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner or of OCI or its affiliates will receive compensation as “non-employee directors,” which is initially expected to consist of an annual cash retainer of $150,000. Further, each director will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Delaware law and will be reimbursed for all expenses incurred in attending to his or her duties as a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding beneficial ownership of our common units upon the completion of this offering by:

•	our general partner;

•	each of our general partner’s directors;

•	each of our general partner’s named executive officers;

•	each unitholder known by us to beneficially hold five percent or more of our outstanding common units; and

•	all of our general partner’s executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all common units beneficially owned by them, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our beneficial owners is c/o OCI Partners LP, 5470 N. Twin City Highway, Nederland, Texas 77627.

Name and Address of Beneficial Owner	Amount of Common Units to be Beneficially Owned	Percentage of Total Common Units to be Beneficially Owned(1)
OCI GP LLC(2)	—	—
OCI USA Inc.(3)	63,000,000	78.3%
Michael L. Bennett	—	—
Frank Bakker	—	—
Nassef Sawiris	—	—
Renso Zwiers	—	—
Francis G. Meyer	—	—
Fady Kiama	—	—

All directors and executive officers of our general partner as a group (six persons)	—	—

(1)	Based on 80,500,000 common units outstanding following the completion of this offering.
(2)	OCI GP LLC, a wholly owned subsidiary of OCI USA, is our general partner and manages and operates our business and has a non-economic general partner interest in us.
(3)	OCI USA is an indirect wholly owned subsidiary of OCI. Assumes that the underwriters’ option to purchase additional common units from us is not exercised.

The following table sets forth, as of August 31, 2013, the number of ordinary shares of common stock of OCI owned by each of the named executive officers and directors of our general partner and all executive officers and directors of our general partner as a group. The percentage of total ordinary shares is based on 206,918,461 ordinary shares outstanding as of August 31, 2013.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares of common stock beneficially owned by them, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of the following persons is c/o OCI USA Inc., 660 Madison Avenue, 19th Floor, New York, New York 10065.

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Total Ordinary Shares
Michael L. Bennett	—	—
Frank Bakker	—	—
Nassef Sawiris	60,108,273	29.0%
Renso Zwiers	1,000	*
Francis G. Meyer	—	—
Fady Kiama	—	—

All directors and executive officers of our general partner as a group (six persons)	60,109,273	29.0%

*	Less than 1%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the completion of this offering, OCI USA, an indirect wholly owned subsidiary of OCI, will own (i) 63,000,000 common units, representing approximately 78.3% of our outstanding common units (or 60,375,000 common units, representing approximately 75.0% of our outstanding common units, if the underwriters exercise their option to purchase additional common units in full) and (ii) all of the member interests in our general partner, which will own a non-economic general partner interest in us.

Distributions and Payments to OCI and Its Affiliates

The following table summarizes the distributions and payments made or to be made by us to OCI and its affiliates (including our general partner) in connection with the formation, ongoing operation and any liquidation of us. These distributions and payments were or will be determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by OCI and its affiliates for our formation	• a non-economic general partner interest; and • 100% of our limited partner interests

Offering Stage

The consideration received by OCI and its affiliates for the contribution of OCIB to us

•   63,000,000 common units issued immediately prior to the completion of this offering; and

•   approximately $7.7 million in cash, as repayment of a portion of the outstanding Intercompany Term Loans owed by OCIB to OCI Fertilizer.

Post-IPO Operational Stage

Distributions to OCI and its affiliates

•   We will generally make cash distributions to our unitholders pro rata, including to OCI USA as a holder of common units. Upon the completion of this offering, OCI USA will own 63,000,000 common units, representing approximately 78.3% of our outstanding common units (or 60,375,000 common units, representing approximately 75.0% of our outstanding common units, if the underwriters exercise their option to purchase additional common units in full) and would receive a pro rata percentage of the cash available for distribution that we distribute in respect thereof.

Payments to our general partner and its affiliates	• We will reimburse our general partner and its affiliates for all expenses incurred on our behalf.

Liquidation Stage

Liquidation	• Upon our liquidation, our unitholders will be entitled to receive liquidating distributions according to their respective capital account balances.

Our Agreements with OCI

In connection with the completion of this offering, we, our general partner and OCI will enter into the following agreements that will govern the business relations among us, our general partner and OCI. These agreements were not the result of arm’s-length negotiations and the terms of these agreements are not necessarily at least as favorable to each party to these agreements as terms which could have been obtained from unaffiliated third parties.

Contribution Agreement

Prior to the completion of this offering, we will enter into a contribution, conveyance and assumption agreement, which we refer to as the contribution agreement, with OCI USA, our general partner and OCIB. Pursuant to the contribution agreement, the following transactions, among other things, will take place upon the completion of this offering in the order they are listed:

•	OCI Partners LP’s partnership agreement will be amended and restated to the extent necessary to reflect the transactions in the contribution agreement;

•	OCI USA will contribute the member interests it owns in OCIB to OCI Partners LP in exchange for 63,000,000 common units;

•

OCI Partners LP will (i) pay offering expenses, estimated at approximately $4.0 million, excluding the underwriting discount, (ii) pay a structuring fee of approximately $0.8 million to Merrill Lynch, Pierce, Fenner & Smith Incorporated for the evaluation, analysis and structuring of OCI Partners LP in connection with this offering and (iii) make a capital contribution to OCIB of the remaining net proceeds from this offering of approximately $291.3 million;

•	OCIB will use the capital contribution from OCI Partners LP of the net proceeds from this offering referred to in the immediately preceding bullet as described in “Use of Proceeds;” and

•

OCI Partners LP will redeem the limited partner interest issued to OCI USA in connection with OCI Partners LP’s formation and will retire such limited partner interest in exchange for a payment of $1,000 to OCI USA.

Omnibus Agreement

In connection with the completion of this offering, we will enter into an omnibus agreement with our general partner, OCI, OCI USA and OCIB, which we refer to as the omnibus agreement, that will address certain aspects of our relationship with them.

Under the omnibus agreement, OCI USA will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences on or before the closing of this offering and identified prior to the third anniversary of the closing of this offering, and will be subject to a deductible of $250,000 per claim before we are entitled to indemnification. For purposes of calculating the deductible, a “claim” will include all liabilities that arise from a discrete act or event. There is no limit on the amount for which OCI USA will indemnify us under the omnibus agreement once we meet the deductible, if applicable.

OCI USA will also indemnify us for liabilities relating to:

•

the consummation of the transactions contemplated by our contribution agreement or the assets contributed to us, other than environmental liabilities, that arise out of the ownership or operation of the assets prior to the closing of this offering and that are asserted prior to the third anniversary of the closing of this offering;

•	events and conditions associated with any assets retained by OCI USA;

•	litigation matters attributable to the ownership or operation of the contributed assets prior to the closing of this offering;

•	the failure to have any consent, license, permit or approval necessary for us to own or operate the contributed assets in substantially the same manner as owned or operated prior to this offering; and

•

all tax liabilities attributable to the assets contributed to us arising prior to the closing of this offering or otherwise related to OCI USA’s contribution of those assets to us in connection with this offering.

We have agreed to indemnify OCI USA for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent OCI USA is not required to indemnify us as described above. There is no limit on the amount for which we will indemnify OCI USA under the omnibus agreement.

Subject to the terms and conditions of the omnibus agreement, OCI will grant us and our general partner a royalty-free, worldwide, non-exclusive, non-sublicensable and non-transferable (without the prior written consent of OCI) right and license to use OCI’s corporate logo and the “OCI” name and related marks, which will terminate upon a “change of control” (as defined in the omnibus agreement) of us or our general partner. In addition, the omnibus agreement will detail the terms of certain services provided to us by OCI USA, including:

•	the provision by OCI USA to us of certain selling, general and administrative services; and

•	the provision by OCI USA to us of such employees as may be necessary to operate and manage our business, including for operation of our facility.

Pursuant to the omnibus agreement, we will reimburse OCI USA for direct or allocated operating expenses, including labor, incurred on our behalf. In addition, we will reimburse OCI USA for all direct or allocated costs and expenses incurred by OCI USA for selling, general and administrative services provided under the omnibus agreement. We will also reimburse OCI USA for our share of state and local income or other taxes borne by OCI USA as a result of our income being included in a combined or consolidated state or local tax return filed by OCI USA with respect to taxable periods including or beginning on the closing date of this offering.

Construction Agreement with Orascom E&C USA Inc.

In June 2013, OCIB entered into a procurement and construction contract with Orascom E&C USA Inc., an indirect wholly owned subsidiary of OCI, pursuant to which Orascom E&C USA Inc. will undertake the debottlenecking of our methanol and ammonia production units, a maintenance turnaround of our facility and the implementation of certain environmental upgrades. Under the terms of the contract, Orascom E&C USA Inc. will be paid on a cost reimbursable basis, plus a fixed fee that will equal 9% of the costs of the project, excluding any discounts. The contract allocates customary responsibilities to OCIB and Orascom E&C USA Inc. The agreement does not provide for the imposition of liquidated or consequential damages.

Intercompany Revolving Credit Facility

On August 20, 2013, OCIB entered into a new $40.0 million intercompany revolving credit facility with OCI Fertilizer, as the lender, which will mature on January 20, 2020. For a description of the intercompany revolving credit facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities—Intercompany Revolving Credit Facility.”

Other Transactions with Related Parties

Intercompany Term Loans

OCIB incurred the following intercompany debt with OCI Fertilizer, an indirect wholly owned subsidiary of OCI, to fund the upgrade on our facility that was completed in July 2012, satisfy working capital requirements and for general corporate purposes. As of June 30, 2013, OCIB had the following outstanding Intercompany Term Loans payable to OCI Fertilizer:

June 30, 2013
(In thousands)
Facility loan I (LIBOR + 9.25%)	$40,000
Facility loan II (LIBOR + 9.25%)	100,000
Facility loan III (LIBOR + 9.25%)	30,482

Total intercompany debt	$170,482

As of August 31, 2013, OCIB had approximately $170.5 million of Intercompany Term Loans outstanding to OCI Fertilizer (excluding accrued interest). Each of the facility loan I, the facility loan II and the facility loan III matures on January 20, 2020. As of August 31, 2013, the interest rate on each of these loans accrued at 9.43%. We intend to repay a portion of OCIB’s outstanding Intercompany Term Loans with a portion of the net proceeds from this offering. Please read “Use of Proceeds.” We expect that OCIB will have approximately $162.8 million of outstanding Intercompany Term Loans with OCI Fertilizer after the completion of this offering. Under the terms of the new Intercompany Term Facility Agreement, after the completion of this offering, interest on the Intercompany Term Loans will accrue at the rate equal to the sum of (a) the rate per annum applicable to the Term B-2 Loan (including as such per annum rate may fluctuate from time to time in accordance with the terms of the agreement governing the new Term Loan Facility), plus (b) 25 basis points. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Intercompany Term Loans.”

Guarantee of Term Loan Facility

The Term Loans, and related fees and expenses, are secured by a first priority lien on substantially all of OCIB’s assets and a pledge by OCI USA of its ownership interest in OCIB. Upon completion of this offering, all security provided by OCI USA will be released, and OCI Partners LP will pledge its ownership interest in OCIB.

Management Support Fees

During the year ended December 31, 2012 and the six months ended June 30, 2013, OCIB incurred approximately $4.0 million and $4.4 million, respectively, in management support fees for OCI Fertilizer’s provision of certain services in connection with managing and operating OCIB’s business. Our obligation to pay management support fees will terminate after the completion of this offering.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a code of business conduct and ethics in connection with the completion of this offering that will provide that the independent members of the board of directors of our general partner or an authorized independent committee of the board of directors periodically will review all transactions with a related person that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the independent members of the board of directors of our general partner or the authorized independent committee considers ratification of a transaction with a related person and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, the independent members of the board of directors of our general partner or the authorized independent committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediately family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering, and, therefore, the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including OCI, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have fiduciary duties to manage our general partner in a manner that is in the best interests of its owners. At the same time, our general partner has a duty to manage us in a manner that is in the best interests of our partnership.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner or from our unitholders, but is not required to do so. There is no requirement under our partnership agreement that our general partner seek the approval of the conflicts committee or our unitholders for the resolution of any conflict, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. The board of directors of our general partner will decide whether to refer a matter to the conflicts committee or to our unitholders on a case-by-case basis. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, the board of directors of our general partner will consider a variety of factors, including the nature of the conflict, the size and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek approval from the conflicts committee or our unitholders. Whenever the board of directors of our general partner makes a determination to refer or not to refer any potential conflict of interest to the conflicts committee for approval or to seek or not to seek unitholder approval, the general partner is acting in its individual capacity, which means that it may act free of any duty or obligation whatsoever to us or our unitholders and will not be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under applicable law, other than the implied contractual covenant of good faith and fair dealing.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, which our partnership agreement defines as “special approval;”

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•

determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek approval from the conflicts committee or our unitholders and our general partner’s board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he is acting in a manner that is in the best interests of the partnership or that the determination or other action meets the specified standard, for example, a transaction on terms no less favorable to us than those generally being provided to or available from unrelated third parties, or is “fair and reasonable” to us. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement.

It is possible, but we believe it is unlikely, that our general partner would approve a matter that the conflicts committee has previously declined to approve or declined to recommend that the full board of directors approve. If the conflicts committee does not approve or does not recommend that the full board of directors approve a matter that has been presented to it, then, unless the board of directors of our general partner has delegated exclusive authority to the conflicts committee, the board of directors of our general partner may subsequently approve the matter. In such a case, although the matter will not have received “special approval” under our partnership agreement, the board of directors of our general partner could still determine that the resolution of the conflict of interest satisfied another standard under our partnership agreement, for example, that the resolution was on terms no less favorable to us than those generally being provided to or available from unrelated third parties or was fair and reasonable to us. In making any such determination, the board of directors of our general partner may take into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Please read “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including OCI, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner or managing member of another entity of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including OCI, are not prohibited from engaging in other businesses or activities, including those that might compete with us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers, directors and OCI. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, OCI may compete with us for acquisition opportunities and may own an interest in entities that compete with us.

Our general partner is allowed to take into account the interests of parties other than us, such as OCI, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders, other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the allocation of business opportunities among us and our affiliates, the exercise of its limited call right, its voting rights with respect to the units it owns and its registration rights, its determination of whether to sell or otherwise dispose of units or other partnership interests that it owns, its determination whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement and its determination of whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include: (1) how to allocate business opportunities among us and its other affiliates; (2) whether to exercise its limited call right; (3) how to exercise its voting rights with respect to the units it owns; (4) whether to exercise its registration rights; (5) whether to sell or otherwise dispose of units or other partnership interests that it owns; (6) whether to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement; and (7) whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval;

•

provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith reliance on the provisions of our partnership agreement;

•

generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest is not approved by our public common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest is either on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is “fair and reasonable” to us, then it will be presumed that in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets (though subject to any prior approval required under our partnership agreement);

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•

the selection and dismissal of employees (including officers) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Please read “The Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash distributions to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding matters such as:

•	cash expenditures;

•	borrowings;

•	the issuance of additional partnership interests;

•	the creation, increase or reduction in cash reserves in any quarter; and

•	the amount and timing of asset purchases and sales.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

Our general partner and its affiliates are not required to own any of our common units. If our general partner’s affiliates were to sell all or substantially all of their common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

Upon the completion of this offering, affiliates of our general partner will own the majority of our outstanding common units, but there is no requirement that they continue to do so. Our general partner and its affiliates are permitted to sell all of their common units. In addition, although our general partner generally may not sell its general partner interest in us to a third party without unitholder approval until September 30, 2023, the current owner of our general partner may sell the ownership interests in our general partner to an unrelated third party at any time without unitholder approval. If neither our general partner nor its affiliates owned any of our common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates, including OCI USA, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our omnibus agreement will also address our reimbursement of our general partner and its affiliates for these costs and services. Please read “Certain Relationships and Related Party Transactions.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the completion of this offering. While neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the fees to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the completion of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell his common units at an undesirable time or at a price that is less than the market price on the date of purchase. Please read “The Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Duties of the General Partner

The Delaware Act provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate, except for the implied contractual covenant of good faith and fair dealing, the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is in the best interests of its owners in addition to the best interests of our partnership. Without these provisions, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership, and our general partner will not be subject to any other standard under our partnership agreement or applicable law, other than the implied contractual covenant of good faith and fair dealing. If our general partner has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. These standards reduce the obligations to which our general partner would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders or that are not approved by our conflicts committee must be: on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or “fair and reasonable” to us. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek approval from our conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and nonappealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and nonappealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”), in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF OUR COMMON UNITS

Our Common Units

The common units offered hereby represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners under our partnership agreement. For a description of the rights and privileges of holders of our common units to partnership distributions, please read “How We Make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties. Computershare Trust Company, N.A. will serve as transfer agent and registrar for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers but no less frequently that quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or securities exchange regulations.

Listing

We have been approved to list our common units on the NYSE under the symbol “OCIP.”

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash available for distribution, please read “How We Make Cash Distributions;”

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Duties;”

•	with regard to the authority of our general partner to manage our business and activities, please read “Management—Management of OCI Partners LP;”

•	with regard to the transfer of common units, please read “Description of Our Common Units—Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

We were organized on February 7, 2013 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Under our partnership agreement, the purpose and nature of the business to be conducted by us shall be to engage directly or indirectly in any business activity that is approved by our general partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act; provided, however, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than those related to the methanol and ammonia production business now or hereafter customarily conducted in conjunction with this business, our general partner currently has no plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Common unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its and its affiliates’ percentage interest if we issue partnership interests, please read “—Issuance of Additional Securities.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the outstanding common units.

At the completion of this offering, OCI will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment that requires a unit majority by virtue of its approximate 78.3% indirect ownership of our common units (or approximate 75.0% indirect ownership of our common units if the underwriters exercise their option to purchase additional common units in full).

In voting their common units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional partnership interests	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to September 30, 2023, in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2023. Please read “—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group to:

•	remove or replace our general partner;

•	approve some amendments to our partnership agreement; or

•	take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

OCIB conducts business in the State of Texas. We may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of OCIB and other subsidiaries that we may own in the future may require compliance with legal requirements in the jurisdictions in which OCIB and such other subsidiaries conduct business, including qualifying such entities to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash available for distribution. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates represented by common units and other partnership interests that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited amendments

No amendment may be made that would, among other actions:

•

enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, our general partner and its affiliates will own approximately 78.3% of the outstanding common units (or approximately 75.0% of the outstanding common units if the underwriters exercise in full their option to purchase additional common units from us).

No unitholder approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”), each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate in connection with the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•

mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of counsel and unitholder approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of our partnership; or

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in our partnership agreement. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2023, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and by giving 90 days’ written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2023, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the completion of this offering, affiliates of our general partner, including OCI, will own approximately 78.3% of the outstanding common units (or approximately 75.0% of the outstanding common units if the underwriters exercise in full their option to purchase additional common units from us).

In the event of (a) withdrawal of our general partner or (b) removal of our general partner by the unitholders (i) if a successor general partner is elected in accordance with the terms of our partnership agreement or (ii) if the business of our partnership is continued pursuant to our partnership agreement and the successor general partner is not the former general partner, then the successor general partner must, prior to the effective date of the withdrawal or removal of the departing general partner, purchase the departing general partner’s general partner interest in exchange for an amount in cash equal to the fair market value of the general partner interest, such amount to be determined and payable as of the effective date of the departing general partner’s withdrawal or removal. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

We will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to September 30, 2023, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common units or other limited partner interests that it may own to one or more persons, without unitholder approval.

Transfer of Ownership Interests in Our General Partner

At any time, OCI and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove OCI GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read “—Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time our general partner and its affiliates own more than 90% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ written notice. If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, then concurrently with such reduction, the ownership threshold to exercise the limited call right will be permanently reduced to 80%.

The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this limited call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the common units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by our general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our subsidiaries under certain laws or regulations that may be applicable to our future businesses or operations, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner with the power to amend our partnership agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our current or future subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the common units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. The units representing the general partner interest are units for distribution and allocation purposes, but do not entitle our general partner to any vote other than its rights as general partner under our partnership agreement, will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not count toward or be considered outstanding when calculating required votes, determining the presence of a quorum, or for similar purposes.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, an affiliate of us or our subsidiaries or any entity set forth in the preceding three bullet points;

•

any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary of custodial services; and

•

any person designated by our general partner because such person’s status, service or relationship expose such person to potential claims or suits relating to our or our subsidiaries’ business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits. Please read “Certain Relationships and Related Party Transactions—Our Agreements with OCI.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 90 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 45 days after the close of each quarter (or such shorter period as required by the SEC).

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist such unitholder in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether such unitholder supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to such limited partner:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Common Units Eligible for Future Sale.”

Exclusive Forum

Our partnership agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (4) asserting a claim against us arising pursuant to any provision of the Delaware Act or (5) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

COMMON UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, OCI USA, an indirect wholly owned subsidiary of OCI, will hold an aggregate of 63,000,000 common units. The sale of these common units could have an adverse impact on the price of our common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of our common units outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. Once we have been a reporting company for at least 90 days, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the common units proposed to be sold for at least six months, would be entitled to sell those common units without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted common units for at least one year, such person would be entitled to freely sell those common units without regard to any of the requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units or other limited partner interests in a registration by us of other partnership interests, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after OCI GP LLC ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Agreements

We, our general partner, and certain of our general partner’s directors and executive officers and certain of our affiliates have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Code, existing and proposed Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to OCI Partners LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the U.S. or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the U.S.), IRAs, real estate investment trusts (“REITs”) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their common units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their common units under the constructive sale provisions of the Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Common Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Common Unit Ownership—Section 754 Election” and “—Uniformity of Common Units”); and (iv) the availability or the extent of Section 199 deduction, if any, to our unitholders (please read “—Tax Treatment of Operations—Deduction for U.S. Production Activities”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90.0% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the production, processing and marketing of any natural resource, including methanol and ammonia. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90.0% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	Neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

•

For each taxable year, more than 90.0% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of OCI Partners LP will be treated as partners of OCI Partners LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of OCI Partners LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those common units for federal income tax purposes. Please read “—Tax Consequences of Common Unit Ownership—Treatment of Short Sales.”

Income, gain, loss or deduction would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in OCI Partners LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in OCI Partners LP for federal income tax purposes.

Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gain, loss and deduction without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2016, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 30% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make anticipated quarterly distributions on all units, yet we only distribute the anticipated quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds from the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a common unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50.0% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a common unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. Although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of this offering and (ii) any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has

“substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his or her relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26.0% on the first $179,500 of alternative minimum taxable income in excess of the exemption amount and 28.0% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20.0%. However, such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax applies to certain net investment income (NIIT) earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Recently, the U.S. Department of the Treasury and the IRS issued proposed Treasury Regulations that provide guidance regarding the NIIT. Although the proposed Treasury Regulations are effective for taxable years beginning after December 31, 2013, taxpayers may rely on the proposed Treasury Regulations for purposes of compliance until the effective date of the final regulations. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

Section 754 Election

We will make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150.0% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of common units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Common Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Common

Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the common units. If such a challenge were sustained, the gain from the sale of common units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed in this disclosure and the limitation discussed below, our unitholders may be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a percentage of such unitholders’ qualified production activities income, but not to exceed 50% of the Form W-2 wages actually or deemed paid by the unitholder during the taxable year and allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses, and losses that are not directly allocable to those receipts or to another class of income. The products produced must be manufactured, produced, grown, or extracted in whole or in significant part by the taxpayer in the U.S.

For a partnership, the Section 199 deduction, if any, is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction, if any, are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules, or the passive activity loss rules. Please read “—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year, if any, is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our operating subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction, if any, may be limited.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and Latham and Watkins is unable to express any opinion, as to the availability or extent of the Section 199 deduction, if any, to our unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether any Section 199 deduction would be available to him.

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by the affiliates of our general partner, and (ii) any other offering will be borne by our unitholders as of that time. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Common Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discount we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Common Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

In general, no gain or loss should be recognized by a unitholder upon the gift of a common unit, although there may be federal gift tax imposed on such gift. However, there are exceptions to the general rule that may result in the recognition of gain, but not loss, and federal income tax liability to the donor. A gift of common units generally results in a reduction in a unitholder’s share of our nonrecourse liabilities if the donee accepts the common units subject to the debt. If the amount of the decrease in liabilities exceeds the unitholder’s adjusted basis in his common units, the transaction should be treated as a part gift and a part sale transaction, resulting in taxable gain to the extent the amount of such liabilities exceeds his adjusted basis in his common units. The tax consequences of any gift of our common units by a unitholder will depend upon the particular circumstances of such a gift and upon the individuals or organizations involved in the transaction. As a result, before making any gift of our common units, a unitholder should consult his tax advisor as to the consequences of such a gift.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The U.S. Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Common Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Common Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Common Unit Ownership—Section 754 Election.”

To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Common Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30.0%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5.0% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50.0% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50.0% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Recent changes in law may affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1.0% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1.0% interest in profits or by any group of unitholders having in the aggregate at least a 5.0% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. The Tax Matters Partner may select the forum for judicial review, and if the Tax Matters Partner selects the Court of Federal Claims or a District Court, rather than the Tax Court, partners may be required to pay any deficiency asserted by the IRS before judicial review is available.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in Code), unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

These rules generally will apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-US entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20.0% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10.0% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150.0% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200.0% or more (or 50.0% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10.0% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200.0% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40.0%. We do not anticipate making any valuation misstatements.

In addition, the 20.0% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40.0%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single year, or $4.0 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Texas. Texas imposes a franchise tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Common Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN OCI PARTNERS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.” Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors;” and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are “parties in interest” under ERISA or “disqualified persons” under the Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b)	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by “benefit plan investors,” which is defined to mean that less than 25.0% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and some other persons, is held generally by Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Code and other Similar Laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated	5,250,000
Barclays Capital Inc.	5,250,000
Citigroup Global Markets Inc.	5,250,000
Allen & Company LLC	875,000
J.P. Morgan Securities LLC	875,000

Total	17,500,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We, our general partner and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.64 per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Common Unit	Without Option	With Option
Public offering price	$18.00	$315,000,000	$362,250,000
Underwriting discount(1)	$1.08	$18,900,000	$21,735,000
Proceeds, before expenses, to us(1)	$16.92	$296,100,000	$340,515,000

(1)	Excludes a structuring fee equal to 0.25% of the gross proceeds from this offering payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The expenses of the offering, not including the underwriting discount or the structuring fee, are estimated at $4.0 million and are payable by us. We will pay a structuring fee equal to 0.25% of the gross proceeds from this offering (including any proceeds from the exercise of the option of purchase additional common units) to Merrill Lynch, Pierce, Fenner & Smith Incorporated for the evaluation, analysis and structuring of our partnership. Furthermore, we have agreed to reimburse the underwriters for certain fees and expenses, including but not limited to the fees and expenses of its legal counsel resulting from or arising out of its engagement and the performance of its obligations in connection with the review by FINRA of the terms of the offering (which is subject to an accountable allowance capped at $20,000).

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 2,625,000 common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our general partner, certain of our general partner’s executive officers and directors and certain of our affiliates have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common units;

•	sell any option or contract to purchase any common units;

•	purchase any option or contract to sell any common units;

•	grant any option, right or warrant for the sale of any common units;

•	lend or otherwise dispose of or transfer any common units;

•	request or demand that we file a registration statement related to the common units; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Citigroup Global Markets Inc. may, in their sole discretion and at any time or from time to time, release all or any portion of the common units or other securities subject to the lock-up agreements. Any determination to release any common units or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common units, the liquidity of the trading market for the common units, general market conditions, the number of common units or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Citigroup Global Markets Inc. do not have any present intention, agreements or understandings, implicit or explicit, to release any of the common units or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

New York Stock Exchange Listing

We have been approved to list our common units on the NYSE under the symbol “OCIP.”

Before this offering, there has been no public market for our common units. The initial public offering price was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our partnership and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development;

•	the recent market prices of, and demand for, publicly traded equity securities of generally comparable companies; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us, our general partner and OCI, for which they received or will receive customary fees and expenses. Specifically, affiliates of Merrill Lynch Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Citigroup Global Markets Inc. are lenders under the Term Loans.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Directed Unit Program

At our request, the underwriters have reserved for sale at the initial public offering price, approximately 9% of the common units offered hereby for sale to persons who are directors, officers, employees, business associates and related persons of our general partner through a directed unit program. If these persons purchase reserved common units, this will reduce the number of common units available for sale to the general public. Any reserved common units which are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered hereby.

Certain of our general partner’s officers, directors and employees who purchase units through the directed unit program will be subject to the 180-day lock-up provision described above under the caption “—No Sales of Similar Securities.”

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

This prospectus has been prepared on the basis that the transactions contemplated by this prospectus in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a

“Relevant Member State”) (other than Germany) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of the securities which are the subject of the transactions contemplated by this prospectus, may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. We have not authorized and do not authorize the making of any offer of securities or any invitation relating thereto in circumstances in which an obligation arises for us or any of the underwriters to publish a prospectus for such offer or invitation.

In relation to each Relevant Member State, other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “Relevant Implementation Date”), no offer to the public of common units has been or will be made in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive (“Qualified Investors”);

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Directive, subject to obtaining the prior consent of representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be further defined in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognized collective investment scheme” for the purposes of FSMA (“CIS”), and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) investment professionals falling within the description of persons in Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”), or Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”); or

(ii) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order or Article 49(2)(a) to (d) of the Financial Promotion Order; or

(iii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (the “CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3 paragraph 2 no. 1, in connection with Section 2 no. 6, of the German Securities Prospectus Act, Section 2 no. 4 of the German Asset Investment Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

LEGAL MATTERS

The validity of the common units and certain other legal matters will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain tax and other legal matters will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The financial statements of OCI Beaumont LLC as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012 have been included herein (and in the registration statement) in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the financial statements includes an explanatory paragraph that states the financial statements as of and for the year ended December 31, 2012 have been restated.

The balance sheet of OCI Partners LP as of September 18, 2013 has been included herein (and in the registration statement) in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-l relating to the common units offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the common units offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement, of which this prospectus constitutes a part, including its exhibits and schedules, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the SEC’s Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website.

After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC’s website as provided above. Following the completion of this offering, our website will be located at www.ocipartnerslp.com. We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “will,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures (including environmental expenditures) and the impact of such expenditures on our performance, the costs of operating as a publicly traded partnership and our capital programs. All statements herein about our forecast of cash available for distribution and our forecasted results for the twelve months ending September 30, 2014 and for the three months ending December 31, 2014 constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	our ability to make cash distributions on the common units;

•	the volatile nature of our business and the variable nature of our distributions;

•	the ability of our general partner to modify or revoke our distribution policy at any time;

•	our ability to forecast our future financial condition or results of operations and our future revenues and expenses;

•	our reliance on a single facility for conducting our operations;

•	our limited operating history;

•	potential operating hazards from accidents, fire, severe weather, floods or other natural disasters;

•	our reliance on insurance policies that may not fully cover an accident or event that causes significant damage to our facility or causes extended business interruption;

•	our lack of contracts that provide for minimum commitments from our customers;

•	the cyclical nature of our business;

•	expected demand for methanol, ammonia and their derivatives;

•	expected methanol, ammonia and energy prices;

•	anticipated production rates at our plant;

•	our reliance on natural gas delivered to us by our suppliers, including DCP Midstream and Kinder Morgan;

•	expected levels, timing and availability of economically priced natural gas supply to our plant;

•	expected operating costs, including natural gas and other feedstock costs and logistics costs;

•	expected new methanol supply or restart of idled capacity and timing for start-up of new or idled production facilities;

•

shutdowns (either temporary or permanent) or restarts of existing methanol and ammonia supplies (including our own facility), including, without limitation, the timing and length of planned maintenance outages;

•	our expected capital expenditures;

•	the impact of regulatory developments on the demand for our products;

•	global and regional economic activity (including industrial production levels);

•	a decrease in ethanol production;

•

intense competition from other methanol and ammonia producers, including recent announcements by our competitors of their intentions to relocate, restart or construct methanol plants in the Texas Gulf Coast region;

•	the dependence of our operations on a few third-party suppliers, including providers of transportation services and equipment;

•	the risk associated with governmental policies affecting the agricultural industry;

•

the hazardous nature of our products, potential liability for accidents involving our products that cause interruption to our business, severe damage to property or injury to the environment and human health and potential increased costs relating to the transport of our products;

•	our potential inability to obtain or renew permits;

•	existing and proposed environmental laws and regulations, including those relating to climate change, alternative energy or fuel sources, and on the end-use and application of our products;

•	new regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities;

•	our lack of asset and geographic diversification;

•	our dependence on significant customers;

•	our ability to comply with employee safety laws and regulations;

•	the success of our debottlenecking project;

•	our potential inability to successfully implement our business strategies, including the completion of significant capital programs;

•	additional risks, compliance costs and liabilities from expansions or acquisitions;

•	our reliance on our senior management team;

•	the potential shortage of skilled labor or loss of key personnel;

•	our indebtedness could adversely affect our financial condition;

•	our ability to service our indebtedness;

•	restrictions in our debt agreements;

•	potential increases in costs and distraction of management resulting from the requirements of being a publicly traded partnership;

•	exemptions we will rely on in connection with NYSE corporate governance requirements;

•	risks relating to our relationships with OCI or its affiliates;

•	control of our general partner by OCI;

•	the conflicts of interest faced by our senior management team, which operates both us and our general partner;

•	limitations on the fiduciary duties owed by our general partner to us and our limited partners which are included in the partnership agreement; and

•	changes in our treatment as a partnership for U.S. federal income or state tax purposes.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

Introduction

The unaudited pro forma condensed financial statements of OCI Partners LP (the “Partnership”) have been derived from the audited historical and unaudited historical financial statements of OCI Beaumont LLC (“OCIB”) included elsewhere in this prospectus.

The unaudited pro forma condensed balance sheet as of June 30, 2013 and the unaudited pro forma condensed statements of operations for the twelve months ended June 30, 2013, the six months ended June 30, 2013 and 2012, and the year ended December 31, 2012 have been adjusted to give effect to the transactions described in Note 1 to the unaudited pro forma condensed financial statements (the “Transactions”). The historical financial statements have been adjusted in the unaudited pro forma condensed financial statements to give pro forma effect to events that are (1) directly attributable to the Transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed statement of operations for the twelve months ended June 30, 2013 is calculated as follows: (i) the unaudited condensed statement of operations for the twelve months ended December 31, 2012; plus (ii) the unaudited condensed statement of operations for the six months ended June 30, 2013; less (iii) the unaudited condensed statement of operations for the six months ended June 30, 2012.

The unaudited pro forma condensed financial statements are not necessarily indicative of the results that we would have achieved had the Transactions described herein actually taken place at the dates indicated, and do not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed financial statements should be read in conjunction with the audited and unaudited financial statements of OCIB, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The pro forma adjustments and certain assumptions are described in the accompanying notes.

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OCI PARTNERS LP

UNAUDITED PRO FORMA CONDENSED

BALANCE SHEET

AS OF JUNE 30, 2013

	Historical as of June 30, 2013	Pro Forma Adjustments for Planned and Completed Transactions (Note 3)		Pro Forma as of June 30, 2013 Excluding Sources and Uses of IPO Proceeds	Pro Forma Adjustments for Sources and Uses of IPO Proceeds (Note 3)		Pro Forma as of June 30, 2013
		(in thousands)
Assets
Current assets:
Cash and cash equivalents	$48,374	(12,766	) (a)	$—	$(125,000	) (d)	$160,338
		(35,608	) (b)		315,000	(d)
					(19,688	) (e)
					(4,025	) (e)
					(5,949	) (d)
Restricted cash	282	(282	) (b)	—	—		—
Accounts receivable	36,886	(36,886	) (c)	—	—		—
Inventories	8,964	—		8,964	—		8,964
Prepaid interest – related party	6,362	—		6,362	(287	) (d)	6,075
Advances due from related party	4,456	—		4,456	—		4,456
Other current assets and prepaid expenses	874	—		874	—		874

Total current assets	106,198	(85,542)		20,656	160,051		180,707
Property, plant, and equipment, net	329,690	—		329,690	—		329,690
Other non-current assets	3,019	7,366	(a)	10,385	(3,612	) (d)	6,773

Total assets	$438,907	$(78,176)		$360,731	$156,439		$517,170

Liabilities and Member’s Equity / Partners’ Capital
Current liabilities:
Accounts payable	17,016	—		17,016	—		17,016
Accounts payable –related party	6,736	—		6,736	—		6,736
Other payables and accruals	3,754	—		3,754	—		3,754
Credit facility	—	—		—	—		—
Current portion of long-term debt	2,700	—		2,700	(945	) (d)	1,755
Accrued interest	1,227	—		1,227	(429	) (d)	798
Other current liabilities	2,572	—		2,572	—		2,572

Total current liabilities	34,005	—		34,005	(1,374)		32,631
Debt – related party	170,482	—		170,482	(7,682	) (d)	162,800
Long-term debt	357,300	(5,400	) (a)	351,900	(124,055	) (d)	229,720
					1,875	(d)
Accrued interest – related party

Total liabilities	561,787	(5,400)		556,387	(131,236)		425,151

	Historical as of June 30, 2013	Pro Forma Adjustments for Planned and Completed Transactions (Note 3)		Pro Forma as of June 30, 2013 Excluding Sources and Uses of IPO Proceeds	Pro Forma Adjustments for Sources and Uses of IPO Proceeds (Note 3)		Pro Forma as of June 30, 2013
		(in thousands)
Historical member’s equity:
Member’s capital	(256,000)	(36,886	) (c)	(328,776)	256,000	(f)	—
		(35,608	) (b)		72,776	(f)
		(282	) (b)
Retained earnings	133,120	—		133,120	(133,120	) (f)	—

Total member’s equity	(122,880)	(72,776)		(195,656)	195,656		—

Pro Forma Partners’ Capital
Member’s equity / partners’ capital:
Capital held by public:
Common units issued and outstanding	—	—		—	315,000	(d)	291,287
					(19,688	) (e)
					(4,025	) (e)
Capital held by OCI USA:
Common units issued and outstanding	—	—		—	133,120	(f)	(199,268)
					(3,612	) (d)
					(72,776	) (f)
					(256,000	) (f)

Total liabilities and member’s equity / partners’ capital	$438,907	$(78,176)		$360,731	$156,439		$517,170

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OCI PARTNERS LP

UNAUDITED PRO FORMA CONDENSED

STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED JUNE 30, 2013

	Historical Twelve Months Ended June 30, 2013	Pro Forma Adjustments (Note 4)		Pro Forma Twelve Months Ended June 30, 2013
	(in thousands)
Revenues	$377,809	$—		$377,809
Cost of goods sold (exclusive of depreciation)	179,054	—		179,054
Depreciation expense	20,502	—		20,502
Selling, general, and administrative expense	26,957	—		26,957

Income (loss) from operations before interest expense, other income and income tax expense	151,296	—		151,296
Interest expense	11,447	(11,447	) (a)	16,142
		16,142	(b)
Interest expense – related party	14,726	(14,726	) (a)	10,782
		10,782	(c)
Other income	(44)	—		(44)

Income before tax expense	125,079	751		124,328

Income tax expense	1,882	—		1,882

Net income	$123,197	$751		$122,446

Income per common unit (basic and diluted)				$1.52
Weighted average number of common units outstanding (basic and diluted)				80,500,000

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OCI PARTNERS LP

UNAUDITED PRO FORMA CONDENSED

STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2013

	Historical Six Months Ended June 30, 2013	Pro Forma Adjustments (Note 4)		Pro Forma Six Months Ended June 30, 2013
	(in thousands)
Revenues	$219,062	$—		$219,062
Cost of goods sold (exclusive of depreciation)	94,453	—		94,453
Depreciation expense	11,078	—		11,078
Selling, general, and administrative expense	16,446	—		16,446

Income (loss) from operations before interest expense, other income and income tax expense	97,085	—		97,085
Interest expense	6,683	(6,683	) (a)	7,993
		7,993	(b)
Interest expense – related party	8,437	(8,437	) (a)	5,391
		5,391	(d)
Other income	11	—		11

Income before tax expense	81,976	1,736		83,712

Income tax expense	974	—		974

Net income	$81,002	$1,736		$82,738

Income per common unit (basic and diluted)				$1.03
Weighted average number of common units outstanding (basic and diluted)				80,500,000

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OCI PARTNERS LP

UNAUDITED PRO FORMA CONDENSED

STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2012

	Historical Six Months Ended June 30, 2012	Pro Forma Adjustments (Note 4)		Pro Forma Six Months Ended June 30, 2012
	(in thousands)
Revenues	$65,882	$—		$65,882
Cost of goods sold (exclusive of depreciation)	48,829	—		48,829
Depreciation expense	1,931	—		1,931
Selling, general, and administrative expense	4,469	—		4,469

Income (loss) from operations before interest expense, other income and income tax expense	10,653	—		10,653
Interest expense	954	(954	) (a)	8,067
		8,067	(b)
Interest expense – related party	180	(180	) (a)	5,391
		5,391	(b)
Other income	257	—		257

Income before tax expense	9,776	(12,324)		(2,548)

Income tax expense	140	—		140

Net income	$9,636	$(12,324)		$(2,688)

Income per common unit (basic and diluted)				$(0.03)
Weighted average number of common units outstanding (basic and diluted)				80,500,000

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OCI PARTNERS LP

UNAUDITED PRO FORMA CONDENSED

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

	Historical Year Ended December 31, 2012	Pro Forma Adjustments (Note 4)		Pro Forma Year Ended December 31, 2012
	(in thousands)
Revenues	$224,629	$—		$224,629
Cost of goods sold (exclusive of depreciation)	133,430	—		133,430
Depreciation expense	11,355	—		11,355
Selling, general, and administrative expense	14,980	—		14,980

Income (loss) from operations before interest expense, other income and income tax expense	64,864	—		64,864
Interest expense	5,718	(5,718	) (a)	16,216
		16,216	(b)
Interest expense – related party	6,469	(6,469	) (a)	10,782
		10,782	(c)
Other income	202	—		202

Income before tax expense	52,879	(14,811)		38,068

Income tax expense	1,048	—		1,048

Net income	$51,831	$(14,811)		$37,020

Income per common unit (basic and diluted)				$0.46
Weighted average number of common units outstanding (basic and diluted)				80,500,000

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

OCI PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED FINANCIAL STATEMENTS

(1) Organization and Basis of Presentation

The unaudited pro forma condensed financial statements have been derived from the audited and unaudited historical financial statements of OCIB. After the Transactions described herein take place, OCIB will become a wholly-owned subsidiary of the Partnership.

The unaudited pro forma condensed financial statements are not necessarily indicative of the results that the Partnership would have achieved had the Transactions described herein actually taken place at the dates indicated, and do not purport to be indicative of future financial position or operating results.

The unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements of OCIB, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma adjustments have been prepared as if the Transactions described below had taken place on (i) June 30, 2013 in the case of the unaudited pro forma condensed balance sheet, (ii) as of July 1, 2012 in the case of the unaudited pro forma condensed statement of operations for the twelve months ended June 30, 2013 and (iii) as of January 1, 2012, in the case of the unaudited pro forma condensed statements of operations for the six months ended June 30, 2013 and 2012 and the year ended December 31, 2012.

The unaudited pro forma condensed financial statements reflect the following transactions:

•

OCI USA Inc. (“OCI USA”) and OCI GP LLC (the “GP”) form the Partnership on February 7, 2013 whereby the GP contributes $0 for a non-economic general partner interest and OCI USA contributes $1,000 in exchange for a 100% limited partner interest.

•	OCIB enters into and borrows on the $360.0 million new Term Loan Facility (the permanent financing) in August 2013 consisting of two tranches as follows:

•	Term B-1 Loan of $125.0 million which is utilized to replace the $125.0 million Previous B-1 Loan and

•	Term B-2 Loan of $235.0 million to replace the $235.0 million Previous B-2 Loan.

•

OCIB enters into a new intercompany revolving credit facility with a borrowing capacity of $40.0 million with an interest rate of 6.5% and a 0.5% commitment fee on the unused amount. OCIB plans to borrow under the new intercompany revolving credit facility to fund working capital needs, expansion capital expenditures and maintenance capital expenditures. Please read “Our Cash Distribution Policy and Restrictions on Distribution—Unaudited Forecasted Cash Available for Distribution” for further discussion of this borrowing. However, the impact of this borrowing and related interest expense is not reflected in the accompanying pro forma financial statements since it is not factually supportable.

•

OCIB contributes certain of its existing employees to the GP, contributes certain other of its employees to OCI USA and contributes its New York office lease to OCI USA. The GP and OCI USA will burden the Partnership with actual selling, general and administrative costs as incurred in the future through the omnibus agreement.

•	OCIB distributes all cash, restricted cash and accounts receivable to OCI USA.

•	OCI USA contributes its member interests in OCIB to the Partnership in exchange for common units representing limited partner interests and the public contributes $315.0 million

($295.3 million net of the underwriters’ discount and structuring fee of $19.7 million) in exchange for 17,500,000 common units.

•	The Partnership pays transaction expenses of approximately $4.0 million.

•	The Partnership contributes $291.3 million of the IPO proceeds to OCIB and OCIB, in turn:

•	Utilizes $125.0 million to repay the Term B-1 Loan;

•	Utilizes $158.6 million to pay a portion of the costs of our debottlenecking project and other budgeted capital projects incurred after the completion of the IPO; and

•	Utilizes the remaining IPO proceeds to repay a portion of Intercompany Term Loans owed to OCI Fertilizer International B.V.

•	The Partnership redeems the limited partner interests issued to OCI USA in connection with the formation of the Partnership for $1,000.

Upon the closing of the Partnership’s initial public offering, the Partnership anticipates incurring incremental general and administrative expenses as a result of being a publicly traded limited partnership, such as costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, listing its common units on the NYSE, independent auditor fees, legal fees, investor relations costs, registrar and transfer agent fees, directors and officers insurance and director compensation. The Partnership estimates that this incremental general and administrative expense will be approximately $4.0 million per year. The Partnership’s unaudited pro forma condensed financial statements do not reflect this incremental expense. See “Unaudited Pro Forma Cash Available for Distribution” beginning on page 59 where this incremental expense is reflected.

(2) Partnership Interests

Following this offering, the Partnership will have two types of partnership interests outstanding:

•

common units representing limited partner interests of the Partnership, of which 17,500,000 will be sold in this offering to the public, assuming the underwriters do not exercise their option to purchase additional common units, and, accordingly, that the 2,625,000 common units that could be purchased by the underwriter pursuant to such option will instead be issued to OCI USA at the expiration of the option period, and 63,000,000 common units will be held by OCI USA; and

•	a non-economic general partner interest, which is not entitled to any distributions, will be held by the GP.

(3) Pro Forma Condensed Balance Sheet Adjustments and Assumptions

(a)	Reflects the repayment in full of the Previous B-1 Loan and Previous B-2 Loan in the amount of $360.0 million, with the proceeds from the new Term B-1 Loan and new Term B-2 Loan, with a maturity of 6 years, in the principal amount of $360.0 million with a 1.5% debt discount, $7.4 million debt issuance costs and required quarterly principal payments of 0.25% of the outstanding balance, with payments commencing in December 2013. This results in a reduction of cash of $12.8 million for the difference between loan proceeds received of $347.2 million and repayment of the full amount of $360.0 million for the Previous B-1 Loan and Previous B-2 Loan.

(b)	Reflects the distribution of all of OCIB’s historical cash remaining after the $12.8 million reduction to cash discussed above and restricted cash to OCI USA.

(c)	Reflects the distribution of all of OCIB’s historical accounts receivable to OCI USA.

(d)	Reflects the issuance by the Partnership of 17,500,000 common units to the public at an initial offering price of $18.00 per common unit resulting in aggregate gross proceeds of $315.0 million. The proceeds will be used to repay $7.7 million of OCIB’s outstanding intercompany debt and the new Term B-1 Loan of $125.0 million, including prepaid interest of $0.3 million, accrued interest of $0.4 million, and write-off of deferred financing costs of $3.6 million and unamortized debt discount of $1.9 million. The reduction to cash of $6.0 million is for the difference between the intercompany loan repayment and the amount eliminated from prepaid interest and accrued interest.

(e)	Reflects the payment of underwriting discount of $19.7 million, including a structuring fee, and other estimated offering expenses of $4.0 million for a total of $23.7 million which will be allocated to the newly issued public common units.

(f)	Reflects the conversion of historical retained earnings and member’s equity to common units held by OCI and its affiliates.

(4) Pro Forma Condensed Statement of Operations Adjustments and Assumptions

(a)	Reflects the elimination of historical interest expense related to OCIB’s historical third party and related party debt.

(b)	Reflects the adjustment to interest expense for (i) OCIB’s new Term B-2 Loan with a principal amount of $235.0 million, a maturity date of August 20, 2020, required quarterly principal payments of 0.25% of the outstanding balance (equating to 1% annually), an assumed annual interest rate of 6.25% resulting in an annual interest expense of approximately $14.7 million, and (ii) approximately $0.5 million and $1.0 million for the amortization of the 1.5% debt discount and debt issuance costs, respectively. A 0.125% change in interest rate under the new Term B-2 Loan would change pro forma interest expense by approximately $0.3 million.

(c)	Reflects the adjustment to interest expense-related party for OCIB’s (i) remaining Intercompany Term Loans with OCI Fertilizer with a principal amount of $162.8 million, a maturity date of January 20, 2020 and an assumed interest rate of 6.5%, resulting in an annual interest expense of approximately $10.6 million and (ii) new intercompany revolving credit facility with a borrowing capacity of $40.0 million and a 0.5% commitment fee on the unused amount resulting in an annual interest expense of $0.2 million. OCIB plans to borrow under the new intercompany revolving credit facility to fund working capital needs, expansion capital expenditures and maintenance capital expenditures. Please read “Our Cash Distribution Policy and Restrictions on Distribution—Unaudited Forecasted Cash Available for Distribution” for further discussion of this borrowing. However, the impact of this borrowing and related interest expense is not reflected in the accompanying pro forma financial statements since it is not factually supportable.

(5) Pro Forma Net Income per Unit

Basic pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of the Partnership’s partnership agreement, to the common unitholders, by the number of common units expected to be outstanding at the completion of this offering. For purposes of this calculation, the Partnership assumed that pro forma distributions were equal to pro forma net income and that the number of units outstanding was 80,500,000 common units. All common units were assumed to have been outstanding since July 1, 2012 for the twelve months ended June 30, 2013 and since January 1, 2012 for the six months ended June 30, 2013 and 2012 and the year ended December 31, 2012. For purposes of this calculation, the Partnership assumed that basic and diluted pro forma net income per unit are equivalent as there are not expected to be any dilutive units at the date of closing of the initial public offering of the common units of the Partnership. See Footnote 1 to the interim financial statements as of June 30, 2013 at F-16 and Footnote 1 to the audited annual financial statements as of December 31, 2012 at F-30 for further discussion on SAB 1.B.3 pro forma per unit calculations and disclosures.

OCI BEAUMONT LLC

Condensed Balance Sheets

June 30, 2013 and December 31, 2012

(Unaudited)

(Dollars in thousands)

	Supplemental Unaudited Pro Forma June 30, 2013	June 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$—	$48,374	$41,708
Restricted cash	—	282	282
Accounts receivable	—	36,886	28,099
Inventories	8,964	8,964	4,430
Prepaid interest – related party	6,362	6,362	—
Advances due from related party	4,456	4,456	—
Other current assets and prepaid expenses	874	874	1,496

Total current assets	20,656	106,198	76,015
Property, plant, and equipment, net of accumulated depreciation of $22,433 and $11,355, respectively	329,690	329,690	329,330
Other assets	3,019	3,019	—

Total assets	$353,365	$438,907	$405,345

Liabilities and Member’s Equity (Deficit)
Current liabilities:
Accounts payable	$17,016	$17,016	$18,691
Accounts payable – related party	6,736	6,736	4,016
Other payables and accruals	3,754	3,754	6,365
Credit facility	—	—	125,000
Current maturities of the term loan facility	2,700	2,700	—
Accrued interest	1,227	1,227	1,019
Other current liabilities	2,572	2,572	3,453

Total current liabilities	34,005	34,005	158,544
Debt – related party	170,482	170,482	170,482
Accrued interest – related party	—	—	20,201
Term loan facility	357,300	357,300	—

Total liabilities	561,787	561,787	349,227

Member’s equity (deficit):
Member’s capital (deficit)	(341,542)	(256,000)	4,000
Retained earnings	133,120	133,120	52,118

Total member’s equity (deficit)	(208,422)	(122,880)	56,118

Total liabilities and member’s equity (deficit)	$353,365	$438,907	$405,345

See accompanying notes to unaudited financial statements.

OCI BEAUMONT LLC

Condensed Statements of Operations

Three-month and six-month periods ended June 30, 2013 and 2012

(Unaudited)

(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenues	$106,901	$39,390	$219,062	$65,882
Cost of goods sold (exclusive of depreciation)	48,501	31,535	94,453	48,829
Depreciation expense	5,566	965	11,078	1,931
Selling, general, and administrative expenses	8,348	990	16,446	4,469

Income from operations before interest expense, other income and income tax expense	44,486	5,900	97,085	10,653
Interest expense	4,424	954	6,683	954
Interest expense – related party	4,026	180	8,437	180
Other income	2	98	11	257

Income (loss) from operations before tax expense	36,038	4,864	81,976	9,776
Income tax expense	500	93	974	140

Net income	$35,538	$4,771	$81,002	$9,636

Unaudited pro forma basic and diluted earnings per common unit (Note 1)	$0.44		$1.01

See accompanying notes to unaudited financial statements.

OCI BEAUMONT LLC

Condensed Statements of Member’s Equity (Deficit)

Six-month periods ended June 30, 2013 and 2012

(Unaudited)

(Dollars in thousands)

	Member’s capital (deficit)	Retained earnings	Total member’s equity (deficit)
Balances as of December 31, 2011	$4,000	$287	$4,287
Net income	—	9,636	9,636

Balances as of June 30, 2012	4,000	9,923	13,923

Balances as of December 31, 2012	4,000	52,118	56,118
Distributions	(260,000)	—	(260,000)
Net income	—	81,002	81,002

Balances as of June 30, 2013	$(256,000)	$133,120	$(122,880)

See accompanying notes to unaudited financial statements.

OCI BEAUMONT LLC

Condensed Statements of Cash Flows

Six-month periods ended June 30, 2013 and 2012

(Unaudited)

(Dollars in thousands)

	2013	2012
Cash flows from operating activities:
Net income	$81,002	$9,636
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	11,078	1,931
Amortization of debt issuance costs	2,006	500
Decrease (increase) in:
Accounts receivable	(8,787)	(11,599)
Inventories	(4,534)	107
Prepaid interest – related party	(6,362)	—
Advances due from related party	(4,456)	—
Other current assets and prepaid expenses	(378)	869
Increase (decrease) in:
Accounts payable	(2,190)	5,817
Accounts payable – related party	777	52
Other payables, accruals, and current liabilities	(3,668)	2,345
Accrued interest	208	454
Accrued interest – related party	(20,201)	180

Net cash provided by operating activities	44,495	10,292

Cash flows from investing activities:
Purchase of property, plant, and equipment	(8,804)	(148,684)

Net cash used in investing activities	(8,804)	(148,684)

Cash flows from financing activities:
Proceeds from borrowings	360,000	125,000
Proceeds from borrowings – related party	—	111,000
Repayment of debt	(125,000)	—
Repayment of debt – related party	—	(94,500)
Debt issuance costs	(4,025)	(3,000)
Cash distributions to member	(260,000)	—

Net cash provided by (used in) financing activities	(29,025)	138,500

Net increase in cash and cash equivalents	6,666	108
Cash and cash equivalents, beginning of period	41,708	1,034

Cash and cash equivalents, end of period	$48,374	$1,142

Supplemental cash disclosures:
Cash paid during the period for income taxes	$900	$—
Cash paid during the period for interest, net of amount capitalized	4,196	—
Cash paid during the period for interest, net of amount capitalized-related party	35,000	—
Supplemental non-cash disclosures:
Accruals of property, plant and equipment purchases	$4,749	$12,382
Capitalized interest	—	659
Capitalized interest – related party	—	8,074

See accompanying notes to unaudited financial statements.

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

June 30, 2013

(Dollars in thousands)

(1)	Description of Business

OCI Beaumont LLC (the Company) is a Texas Limited Liability Company formed on December 10, 2010 as the acquisition vehicle to purchase the manufacturing facility and related assets offered for sale by Eastman Chemical Company on May 5, 2011 (the Acquisition Date) for $26,500 (the Asset Acquisition). In addition, on June 21, 2012, the Company changed its legal name from Pandora Methanol LLC to OCI Beaumont LLC.

The Company funded the purchase and subsequent construction of the facility through intercompany loans from its parent as well as a loan from a third party financial institution (See note 4). The assets purchased had not been operating since December 2004, and therefore, the Company commenced a rehabilitation and renovation program at the facility shortly following the Acquisition Date. The assets purchased are located in the Gulf Coast region of the United States near Beaumont, Texas, and the Company commenced its full operations during August 2012. The Company produces and sells methanol and anhydrous ammonia. In addition, the Company has a pipeline connection to adjacent customers and port access with dedicated methanol and ammonia import/export jetties, allowing it to ship both products along the Gulf Coast.

The Company is a wholly owned subsidiary of OCI USA Inc. (formerly, Albiorix Inc.), a Delaware corporation, which is an indirect wholly owned subsidiary of OCI Fertilizer International B.V., a Dutch private limited liability company. OCI Fertilizer International B.V. is an indirect wholly owned subsidiary of OCI N.V., a Dutch public limited liability company, which is the ultimate parent for a group of related entities. OCI N.V., through its subsidiaries, is a global nitrogen-based fertilizer producer and engineering and construction contractor. OCI N.V. is listed on the NYSE Euronext Amsterdam and trades under the symbol “OCI”.

Restatement

The Company has restated its financial statements as of December 31, 2012 as well as its unaudited interim financial statements for the quarters ended March 31, 2013 and 2012 (not presented herein). During 2013, the Company identified errors associated with debit balances in the financial statement caption “Accounts payable” that should have been charged to Cost of goods sold (exclusive of depreciation) during the year ended December 31, 2012 and the period ended March 31, 2013. Consequently, the Company has restated its financial statements for the year ended December 31, 2012 by increasing “Accounts payable” by $8,947 and increasing “Cost of goods sold (exclusive of depreciation)” by $8,947. In addition, the Company has restated its unaudited interim financial statements for the quarter ended March 31, 2012 by decreasing “Accounts payable” by $2,613 and decreasing “Cost of goods sold (exclusive of depreciation)” by $2,613. Similarly, the Company has restated its unaudited interim financial statements for the quarter ended March 31, 2013 by increasing “Accounts payable” by $2,785 and increasing “Cost of goods sold (exclusive of depreciation)” by $2,785. The identified error had no impact on cash flow from operating activities, investing activities, and/or financing activities of the Company. The following schedules reconcile the amounts as originally reported to the corresponding restated amounts.

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

June 30, 2013

(Dollars in thousands)

Restated Condensed Balance Sheet Amounts

	As of March 31, 2013
	As Previously Reported	Restatement Adjustments	Restated
	(Dollars in Thousands)
Accounts payable	$3,523	$11,732	$15,255
Total current liabilities	136,615	11,732	148,347
Total liabilities	307,097	11,732	318,829
Retained earnings	109,314	(11,732)	97,582
Total member’s equity	113,314	(11,732)	101,582
Total liabilities and member’s equity	$420,411	$—	$420,411

Restated Condensed Statements of Operations Amounts

	Period ended March 31, 2013
	As Previously Reported	Restatement Adjustments	Restated
	(Dollars in Thousands)
Cost of goods sold (exclusive of depreciation)	$43,167	$2,785	$45,952
Income from operations before interest expense, other income and income tax expense	55,384	(2,785)	52,599
Income before tax expense	48,723	(2,785)	45,938
Net income	$48,249	$(2,785)	$45,464

	Period ended March 31, 2012
	As Previously Reported	Restatement Adjustments	Restated
	(Dollars in Thousands)
Cost of goods sold (exclusive of depreciation)	$19,907	$(2,613)	$17,294
Income from operations before interest expense, other income and income tax expense	2,140	2,613	4,753
Income before tax expense	2,299	2,613	4,912
Net income	$2,252	$2,613	$4,865

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

June 30, 2013

(Dollars in thousands)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant, and equipment, environmental liabilities, and other contingencies.

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering to be considered as distributions in contemplation of that offering. Prior to the completion of the Company’s proposed initial public offering, the Company will distribute approximately $85,542 to OCI USA Inc. in the form of cash and restricted cash of approximately $48,656 and accounts receivable of approximately $36,886. The supplemental pro forma balance sheet as of June 30, 2013, gives pro forma effect to this distribution as well as the distribution of all cash, restricted cash and accounts receivable as though it had been declared and was payable as of that date.

On May 21, 2013, the Company entered into a $360,000 senior secured term loan credit facility discussed in note 4(b). Approximately $230,000 of the proceeds were distributed to OCI USA Inc. During the three-month period ended June 30, 2013, the Company paid an additional $30,000 as capital distributions to OCI USA Inc., sourced from cash from operating activities, for total capital distributions of $260,000 for the three months ended June 30, 2013.

Unaudited basic and diluted pro forma earnings per common unit assumed 80,500,000 common units were outstanding for the six-month period ended June 30, 2013. The 80,500,000 common units are the number of common units that we would have been required to issue to fund the aforementioned distribution to OCI USA Inc. of 17,500,000 and 63,000,000 common units issued to OCI USA Inc. in connection with its equity interests. The number of common units that we would have been required to issue to fund the aforementioned distribution was calculated by dividing the lesser of the total $345,542 distribution in excess of earnings and total offering proceeds of $315,000 by the issuance price of $18.00. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

New Accounting Pronouncements and Adoption of Accounting Standards

The Company has implemented all new accounting pronouncements that are in effect and that management believes would materially impact the Company’s financial statements. Management does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on the Company’s financial position or results of operations.

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

June 30, 2013

(Dollars in thousands)

(2)	Inventories

Below is a summary of inventory balances by product.

	As of
	June 30, 2013	December 31, 2012
Ammonia	$6,034	$877
Methanol	2,930	3,553

Total	$8,964	$4,430

(3)	Property, Plant, and Equipment

Below is a summary of property, plant and equipment.

	As of
	June 30, 2013	December 31, 2012
Land	$1,479	$1,479
Buildings	5,035	5,035
Plant and equipment	327,479	323,718
Vehicles	63	63
Construction in progress	18,067	10,390

	352,123	340,685
Less accumulated depreciation	22,433	11,355

Total	$329,690	$329,330

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

June 30, 2013

(Dollars in thousands)

(4)	Debt

(a)	Debt – Related Party

The Company has related party debt agreements with OCI Fertilizer International B.V., which consist of the following as of June 30, 2013 and December 31, 2012:

	June 30, 2013	Interest rate	Interest rate as of June 30, 2013	Maturity date
Facility loan I	$40,000	9.25% + LIBOR	9.44%	August 1, 2014
Facility loan II	100,000	9.25% + LIBOR	9.44%	August 1, 2014
Facility loan III	30,482	9.25% + LIBOR	9.44%	December 31, 2014

Total	$170,482

	December 31, 2012	Interest rate	Interest rate as of December 31, 2012	Maturity date
Facility loan I	$40,000	9.25% + LIBOR	9.46%	August 1, 2014
Facility loan II	100,000	9.25% + LIBOR	9.46%	August 1, 2014
Facility loan III	30,482	9.25% + LIBOR	9.46%	December 31, 2014

Total	$170,482

As of June 30, 2013, the borrowing capacity under the facility loans I, II, and III was $40,000, $100,000, and $50,000, respectively. The principal and interest for all related party loans are due at maturity. In August 2013, the maturity dates of all the related party loans were extended to January 20, 2020. See note 9.

The facility loan I agreement was amended on June 26, 2012 to extend the maturity date from December 31, 2012 (the original maturity date) to August 1, 2014. As such and in accordance with ASC 470, Debt, the Company classified the facility loan I as a long-term liability as of December 31, 2012.

On April 26, 2012, the Company entered into a term loan facility agreement with a syndicate of lenders, including Credit Agricole Corporate and Investment Bank, as facility agent (the Credit Facility), and borrowed $125,000 under the Credit Facility. On April 30, 2012, the Company utilized the borrowings under the Credit Facility to repay in full and terminate all of the $92,500 of debt outstanding under its then-existing related party term loan and revolving loan. The Credit Facility was repaid in full with the proceeds of the Term Loan Facility discussed in note 4(b).

The Company paid $35,000 in March 2013 to the holding entity to settle the balance of accrued interest on the related party loans including a $10,400 prepaid interest amount. As of June 30, 2013, the related party prepaid interest was $6,362.

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

June 30, 2013

(Dollars in thousands)

(b)	Debt – External Party

On May 21, 2013, the Company entered into a $360,000 senior secured term loan credit facility with a group of lenders and Bank of America, N.A., as administrative agent. The term loan facility is comprised of two term loans in the amounts of $125,000 (the “Bridge Term B-1 Loan”) and $235,000 (the “Bridge Term B-2 Loan”), respectively (collectively, the “Term Loan Facility”). Borrowings under the Term Loan Facility are unconditionally guaranteed by OCI USA Inc. The Bridge Term B-1 Loan matures on the earlier of the consummation of the initial public offering of OCI Partners LP and December 31, 2013. The Bridge Term B-2 Loan matures on the earliest of (i) December 31, 2013, (ii) the consummation of the initial public offering of OCI Partners LP or (iii) the incurrence of new term loan financing. All of the $125,000 of proceeds from the Bridge Term B-1 Loan were used to fully repay and terminate the Credit Facility. Approximately $230,000 of proceeds from the Bridge Term B-2 Loan were distributed to the sole member of the Company and approximately $4,026 of proceeds from the Bridge Term B-2 Loan were used to pay for bank fees and legal fees associated with the Term Loan Facility. The remaining proceeds of approximately $974 from the Bridge Term B-2 Loan were recorded to cash. Interest paid on the Credit Facility during the three and six months periods ended June 30, 2013 amounted to $1,407 and $2,945 respectively. The Company paid $1,168 of interest on the Term Loan Facility during the three-month period ended June 30, 2013.

	June 30, 2013	Interest rate	Interest rate as of June 30, 2013	Maturity date
Bridge Term B-1 Loan	$125,000	4.00% + LIBOR	4.27%	December 31, 2013
Bridge Term B-2 Loan	235,000	3.50% + LIBOR	3.77%	December 31, 2013

Total	$360,000

	December 31, 2012	Interest rate	Interest rate as of December 31, 2012	Maturity date
Credit Facility	$125,000	4.50% + LIBOR	4.82%	April 25, 2013

Total	$125,000

The Term Loan Facility contains various restrictive, nonfinancial covenants, which include, among others, reporting requirements, maintenance of specified insurance coverage, compliance with applicable laws and regulations, and maximum annual capital expenditures. The Term Loan Facility contains financial covenants related to maintaining minimum quarterly EBITDA requirements. At June 30, 2013, the Company was in compliance with all covenants in the Term Loan Facility.

In addition, the Term Loan Facility had a 1% funding fee of $3,600 that was withheld from the disbursement of the loans as well as $425 of associated legal fees. The Company recorded the debt issuance costs in other assets in the accompanying balance sheet and is amortizing them over the term of the two bridge loans. The amortization of the debt issuance costs related to the

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

June 30, 2013

(Dollars in thousands)

Term Loan Facility was $1,006 for the three- and six-month periods ended June 30, 2013 which is presented as a component of interest expense in the accompanying statement of operations.

On August 20, 2013, the Term Loan Facility was retired with the proceeds of a new Term Loan Credit Agreement (see note 9). As such and in accordance with ASC 470, Debt, the Company classified the Term Loan Facility as a long-term liability as of June 30, 2013.

The Company incurred $3,000 of debt issuance costs related to the Credit Facility during April 2012. The debt issuance costs related to investment banking fees, legal, and other professional fees directly associated with entering into the Credit Facility. The Company recorded the debt issuance costs in other assets in the accompanying balance sheets and is amortizing them over the term of the Credit Facility. The Company amortized debt issuance costs related to the Credit Facility of $250 and $1,000 during the three- and six-month periods ended June 30, 2013, and of $500 for the three- and six-month periods ended June 30, 2012 all related to the Credit Facility. The amortization of the debt issuance costs is presented as a component of interest expense in the accompanying statements of operations.

(5)	Related Party

During the three- and six-month periods ended June 30, 2013, the Company had related party transactions with the parent company related to management support fees of $2,107 and $4,420, respectively. The related party management support fees allocation from the parent company did not start until the commencement of the methanol production during the third quarter of 2012. All related party management support fees are recorded in selling, general and administrative expense in the accompanying statements of operations. As indicated in note 4(a), the Company also has related party debt as of June 30, 2013. In addition, the Company made advances to a related party totaling $4,456 as of June 30, 2013 to fund the related party’s construction of a facility which will be owned and operated by the related party. The advances are non-interest bearing and are due by September 30, 2013. During the three-month period ended June 30, 2013, the Company paid $260,000 as capital distributions to its Parent Company. No other related party transactions occurred during the periods ended June 30, 2013 and 2012.

(6)	Significant Customers

During the three- and six-month periods ended June 30, 2013 and 2012, the following customers accounted for 10% or more of the Company’s revenues:

Customer name	Percentage of the three-month period ended June 30, 2013 revenues	Percentage of the six-month period ended June 30, 2013 revenues
Koch	25.4%	23.3%
Methanex	33.4%	34.5%
Rentech	13.6%	15.8%
Transammonia	15.7%	15.4%

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

June 30, 2013

(Dollars in thousands)

Customer name	Percentage of the three-month period ended June 30, 2012 revenues	Percentage of the six-month period ended June 30, 2012 revenues
Arkema Inc.	8.9%	11.8%
ExxonMobil Global Services Co.	9.5%	10.7%
Transammonia, Inc.	79.3%	72.8%

The loss of any or more the Company’s significant customers noted above may have a material adverse effect on the Company’s future results of operations.

(7)	Legal Proceedings

The Company is involved in various claims and/or legal actions from time to time arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity. The Company’s facilities could be subject to potential environmental liabilities primarily relating to contamination caused by current and/or former operations at those facilities. Some environmental laws could impose on the Company the entire costs of cleanup regardless of fault, legality of the original disposal, or ownership of the disposal site. In some cases, the governmental entity with jurisdiction could seek an assessment for damage to the natural resources caused by contamination from those sites. The Company had no operating expenditures for environmental fines, penalties, or government-imposed remedial or corrective actions during the periods ended June 30, 2013 and 2012.

(8)	Fair Value Measurement

The Company’s receivables and payables are short-term nature and therefore, the carrying value approximates their respective fair values as of June 30, 2013. Debt accrues interest at a variable rate, and as such, the fair value approximates its carrying value as of June 30, 2013 and 2012.

(9)	Subsequent Events

On August 20, 2013, the Company entered into a new $360,000 senior secured term loan credit agreement (the TLCA) with a syndicate of lenders to replace borrowings under the Term Loan Facility. The TLCA is comprised of a tranche in the principal amount of $125,000 (the “Term B-1 Loan”) and a tranche in the principal amount of $235,000 (the “Term B-2 Loan”). Bank of America, N.A., is the administrative agent of the TLCA. Quarterly repayments of 0.25% of the aggregate principal amount of both loans are required starting on the last business day of December 2013 to maturity on August 20, 2019. In addition, for the Term B-1 Loan only, a mandatory repayment of the full loan amount is due upon the receipt of any cash proceeds from a Qualified MLP IPO (as defined in the TLCA). The initial applicable interest rate is 6.25% for both the Term B-1 Loan and the Term B-2 Loan. The proceeds from the TLCA were used to retire amounts outstanding under the Term Loan Facility.

On August 20, 2013, the maturity of the related party facility loans I, II, and III agreements were extended to January 20, 2020 in compliance with the terms of the TLCA entered into between the Company and its lenders on the same date. All related party facility loans were subordinated to the Term

OCI BEAUMONT LLC

Notes to Unaudited

Condensed Financial Statements

June 30, 2013

(Dollars in thousands)

Loan Facility as per the TLCA. In addition, on August 20, 2013, the Company entered into a new related party Revolving Facility Agreement with OCI Fertilizer International B.V. to cover additional working capital requirements, if needed, up to $40,000 with a maturity date of January 20, 2020, interest rate of 6.5%, and a 0.5% commitment fee on the unused amount.

The Company has evaluated significant events and transactions that have occurred from the balance sheet date through September 9, 2013 (the date the financial statements were available to be issued) and has determined that there were no other events or transactions other than those disclosed above that would require recognition and/or disclosure in the Company’s condensed financial statements as of and for the periods ended June 30, 2013 and 2012.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member

OCI Beaumont LLC:

We have audited the accompanying balance sheets of OCI Beaumont LLC (formerly, Pandora Methanol LLC) as of December 31, 2012 and 2011, and the related statements of operations, member’s equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OCI Beaumont LLC (formerly, Pandora Methanol LLC) as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the financial statements as of and for the year ended December 31, 2012 have been restated.

/s/ KPMG LLP

Houston, Texas

May 16, 2013, except as to Note 1, which is as of September 9, 2013

OCI BEAUMONT LLC

Balance Sheets

December 31, 2012 and 2011

(Dollars in thousands)

	2012	2011
	Restated
Assets
Current assets:
Cash and cash equivalents	$41,708	$1,034
Restricted cash	282	—
Accounts receivable	28,099	—
Inventories	4,430	4,893
Other current assets and prepaid expenses	1,496	869

Total current assets	76,015	6,796
Property, plant, and equipment, net of accumulated depreciation of $11,355 and $0, respectively	329,330	147,886

Total assets	$405,345	$154,682

Liabilities and Member’s Equity
Current liabilities:
Accounts payable	$18,691	$14,210
Accounts payable – related party	4,016	223
Other payables and accruals	6,365	—
Credit facility	125,000	—
Accrued interest	1,019	—
Other current liabilities	3,453	—

Total current liabilities	158,544	14,433
Debt – related party	170,482	132,500
Accrued interest – related party	20,201	3,462

Total liabilities	349,227	150,395

Member’s equity:
Member’s capital	4,000	4,000
Retained earnings	52,118	287

Total member’s equity	56,118	4,287

Total liabilities and member’s equity	$405,345	$154,682

See accompanying notes to financial statements.

OCI BEAUMONT LLC

Statements of Operations

Years ended December 31, 2012 and 2011

(Dollars in thousands)

	2012	2011
	Restated

Revenues	$224,629	$—
Cost of goods sold (exclusive of depreciation)	133,430	—
Depreciation expense	11,355	—
Selling, general, and administrative expenses	14,980	236

Income (loss) from operations before interest expense, other income and income tax expense	64,864	(236)
Interest expense	5,718	—
Interest expense – related party	6,469	—
Other income	202	523

Income before tax expense	52,879	287

Income tax expense	1,048	—

Net income	$51,831	$287

Unaudited pro forma basic and diluted earnings per common unit (Note 1)	$0.64	$—

See accompanying notes to financial statements.

OCI BEAUMONT LLC

Statements of Member’s Equity

Years ended December 31, 2012 and 2011

(Dollars in thousands)

	Member’s capital	Retained earnings	Total member’s equity
Balances as of January 1, 2011	$—	$—	$—
Capital contributions	4,000	—	4,000
Net income	—	287	287

Balances as of December 31, 2011	4,000	287	4,287
Capital contributions	—	—	—
Net income (Restated)	—	51,831	51,831

Balances as of December 31, 2012 (Restated)	$4,000	$52,118	$56,118

See accompanying notes to financial statements.

OCI BEAUMONT LLC

Statements of Cash Flows

Years ended December 31, 2012 and 2011

(Dollars in thousands)

	2012	2011
	Restated
Cash flows from operating activities:
Net income	$51,831	$287
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	11,355	—
Amortization of debt issuance costs	2,000	—
Decrease (increase) in:
Restricted cash	(282)	—
Accounts receivable	(28,099)	—
Inventories	463	(4,893)
Other current assets and prepaid expenses	373	(869)
Increase (decrease) in:
Accounts payable	18,691	—
Accounts payable – related party	3,793	223
Other payables, accruals, and current liabilities	7,703	—
Accrued interest	360	—
Accrued interest – related party	6,469	—

Net cash provided by (used in) operating activities	74,657	(5,252)

Cash flows from investing activities:
Purchase of property, plant, and equipment	(193,965)	(103,714)
Acquisition of the assets (note 3)	—	(26,500)

Net cash used in investing activities	(193,965)	(130,214)

Cash flows from financing activities:
Proceeds from borrowings on credit facility	125,000	—
Proceeds from borrowings – related party	132,482	132,500
Repayment of debt – related party	(94,500)	—
Cash contributions by member	—	4,000
Debt issuance costs	(3,000)	—

Net cash provided by financing activities	159,982	136,500

Net increase in cash and cash equivalents	40,674	1,034
Cash and cash equivalents, beginning of year	1,034	—

Cash and cash equivalents, end of year	$41,708	$1,034

Supplemental cash disclosures:
Cash paid during the year for income taxes	$—	$—
Cash paid during the year for interest, net of amount capitalized	2,699	—
Supplemental noncash disclosures:
Accruals of property, plant, and equipment purchases	$2,115	$14,210
Capitalized interest	659	—
Capitalized interest – related party	10,270	3,462

See accompanying notes to financial statements

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

(1)	Description of Business

OCI Beaumont LLC (the Company) is a Texas Limited Liability Company formed on December 10, 2010 as the acquisition vehicle to purchase the manufacturing facility offered for sale by Eastman Chemical Company on May 5, 2011 (the Acquisition Date) for $26,500 (the Asset Acquisition) (note 3). In addition, on June 21, 2012, the Company changed its legal name from Pandora Methanol LLC to OCI Beaumont LLC.

The Company funded the purchase and subsequent construction of the facility through intercompany loans from its parent as well as a loan from a third–party financial institution (note 6). The assets purchased had not been operating since December 2004, and therefore, the Company commenced a rehabilitation and renovation program at the facility shortly following the Acquisition Date. The assets purchased are located in the Gulf Coast region of the United States near Beaumont, Texas, and the Company commenced its full operations during August 2012. The Company produces and sells methanol and anhydrous ammonia. In addition, the Company has a pipeline connection to adjacent customers and port access with dedicated methanol and ammonia import/export jetties, allowing it to ship both products along the Gulf Coast.

The Company is a wholly owned subsidiary of OCI USA Inc. (formerly, Albiorix Inc.), a Delaware corporation, which is an indirect wholly owned subsidiary of OCI Fertilizer International B.V., a Dutch private limited liability company. OCI Fertilizer International B.V. is an indirect wholly owned subsidiary of OCI N.V., a Dutch public limited liability company, which is the ultimate parent for a group of related entities. OCI N.V., through its subsidiaries, is a global nitrogen-based fertilizer producer and engineering and construction contractor. OCI N.V. is listed on the NYSE Euronext Amsterdam and trades under the symbol “OCI.”

As of December 31, 2012, the Company had approximately $83,000 of net working capital deficit. This amount includes $125,000 of short-term borrowings from a syndicate of lenders, including Credit Agricole Corporate and Investment Bank, as facility agent (the Credit Facility) due July 24, 2013 (note 6). OCI N.V. (or one or more of its subsidiaries) has the intent, ability, and is committed to continue to provide financial support to the Company sufficient for the Company, over at least the next twelve months, to satisfy all liabilities, obligations, and debt service requirements of the Company, on a timely basis, which the Company might be unable to satisfy as they become due. OCI N.V. (or one or more of its subsidiaries) has no restrictions to provide such support. In addition and as of December 31, 2012, the Company was obligated to OCI N.V. (through one or more of its subsidiaries) for certain loans, management fees, and accrued interest amounts. OCI N.V. (or one or more of its subsidiaries) will not require the repayment of these amounts or any portion thereof, including interest, or any other loans or management fees, including interest, which OCI N.V. (or one or more of its subsidiaries) may provide to the Company during the year ending December 31, 2013, prior to their stated maturity.

Restatement

The Company has restated its financial statements as of and for the year ended December 31, 2012. During 2013, the Company identified an error associated with a debit balance in the financial statement caption “Accounts payable” that should have been charged to Cost of Goods Sold during the year ended December 31, 2012. Consequently, the Company has restated its financial statements for the year ended December 31, 2012 by increasing “Accounts payable” by $8,947 and increasing “Cost of goods sold

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

(exclusive of depreciation)” by $8,947. The identified error had no impact on cash flow from operating activities, investing activities, and/or financing activities of the Company. The following schedules reconcile the amounts as originally reported to the corresponding restated amounts.

Restated Balance Sheet Amounts

	As of December 31, 2012
	As Previously Reported	Restatement Adjustments	Restated
	(Dollars in Thousands)
Accounts payable	$9,744	$8,947	$18,691
Total current liabilities	149,597	8,947	158,544
Total liabilities	340,280	8,947	349,227
Retained earnings	61,065	(8,947)	52,118
Total member’s equity	65,065	(8,947)	56,118
Total liabilities and member’s equity	$405,345	$—	$405,345

Restated Statement of Operations Amounts

	Year ended December 31, 2012
	As Previously Reported	Restatement Adjustments	Restated
	(Dollars in Thousands)
Cost of goods sold (excluding depreciation)	$124,483	$8,947	$133,430
Income from operations before interest expense, other income and income tax expense	73,811	(8,947)	64,864
Income before tax expense	61,826	(8,947)	52,879
Net income	$60,778	$(8,947)	$51,831

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering to be considered as distributions in contemplation of that offering. Prior to the completion of the Company’s proposed initial public offering, the Company will distribute approximately $345,542 to OCI USA Inc. in the form of cash and restricted cash of approximately $308,656 ($230,000 will be sourced from senior secured term loan credit facility and the remaining will be sourced from cash from operating activities) and accounts receivable of approximately $36,886.

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

Unaudited basic and diluted pro forma earnings per common unit assumed 80,500,000 common units were outstanding for the year ended December 31, 2012. The 80,500,000 common units are the number of common units that we would have been required to issue to fund the aforementioned distribution to OCI USA Inc. of 17,500,000 and 63,000,000 common units issued to OCI USA Inc. in connection with its equity interests. The number of common units that we would have been required to issue to fund the aforementioned distribution was calculated by dividing the lesser of the total $345,542 distribution in excess of earnings and total offering proceeds of $315,000 by the issuance price of $18.00. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant, and equipment, the valuation of property, plant, and equipment, environmental liabilities, and other contingencies.

(b)	Cash and Cash Equivalents

Cash and cash equivalents consist of balances held in the Company’s bank accounts less outstanding payments.

(c)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company maintains a customer specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers customers’ financial condition, the amount of receivables in dispute, the current receivables aging, and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Past–due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There was no bad debt write-offs during the years ended December 31, 2012 and 2011. The Company does not have any off-balance-sheet credit exposure related to its customers.

During the year ended December 31, 2012, the following customers accounted for 10% or more of the Company’s revenues:

Customer name	Percentage of 2012 revenues
Arkema, Inc.	10%
Koch Nitrogen International, Sarl.	12
Methanex Methanol Company, LLC	11
Transammonia	51

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

The loss of any one or more the Company’s significant customers noted above may have a material adverse effect on the Company’s future results of operations.

(d)	Inventories

Inventories are stated at the lower of cost or market, using standard cost method for finished goods, work in process, and raw materials. The cost of all inventories is determined based on the first-in, first-out (FIFO) method. Standard cost includes raw materials and manufacturing overhead based on normal capacity. The Company records variances, abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) as current period charges. The Company’s raw materials are consumed immediately upon delivery.

(e)	Revenue Recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Revenue for barge sales is recognized when risk and title to the product transfer to the customer, which occurs at the time shipment is made (free on board shipping point). Revenue for pipeline sales is recognized when risk and title to the product transfer to the customer, which occurs at the time when meter ticket delivery is received (free on board shipping destination). Shipping and other transportation costs charged to buyers are excluded from revenues and are accounted for on a net basis in cost of goods sold (exclusive of depreciation).

Below is a summary of revenues by product for the year ended December 31, 2012:

2012
Ammonia	$128,954
Methanol	95,675

Total	$224,629

(f)	Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of machinery, equipment, and buildings is 15 years, while the estimated useful lives of furniture, office equipment, and vehicles are 5 years. In the accompanying statements of operations, the Company’s policy is to exclude depreciation expense from cost of sales. Total depreciation expense for the year ended December 31, 2012 was $11,355. As of December 31, 2011, the Company’s assets were still under construction, and therefore, the assets were not ready for their intended use. As such, no depreciation expense was recorded for the year ended December 31, 2011.

(g)	Major Maintenance Activities

The Company incurs maintenance costs on its major equipment. Repair and maintenance costs are expensed as incurred. For the years ended December 31, 2012 and 2011, we expensed

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

approximately $7,531 and $4, respectively, of repair and maintenance costs. Major capital expenditures that extend the life, increase the capacity, or improve the safety or efficiency of the asset are capitalized and amortized over the period of expected benefits.

(h)	Income Taxes

The Company is a Texas Limited Liability Company with disregarded tax status (i.e., nontaxable pass-through entity) for U.S. federal income tax purposes and, therefore, is not subject to U.S. federal income taxes; however, the Company is subject to Texas Margin Taxes. As of and for the year ended December 31, 2012, the Company recorded Texas Margin Taxes of $1,048 in income tax expense in the accompanying statements of operations and in other current liabilities in the accompanying balance sheets. Since the Company did not operate for the year ended December 31, 2011, no Texas Margin Taxes were recorded.

(i)	Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs not within the scope of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 410, Asset Retirement and Environmental Obligations, arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Legal costs incurred in connection with loss contingencies are expensed as incurred.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of expected future expenditures for environment remediation obligations are not discounted to their present value. As of December 31, 2012 and 2011, the Company had no environmental remediation obligations.

(j)	Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No events or changes in circumstances occurred during the years ended December 31, 2012 and 2011 that indicated the carrying amount of an asset may not be recoverable.

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

(k)	Capitalized Interest

The Company’s policy is to capitalize interest costs incurred on indebtedness during the construction of major projects. A reconciliation of total interest costs to interest expense as reported in the statements of operations for 2012 and 2011 is as follows:

	2012	2011
Interest cost capitalized	$659	$—
Interest cost capitalized – related party	10,270	3,462
Interest cost charged to income (i)	5,718	—
Interest cost charged to income – related party	6,469	—

Total interest cost	$23,116	$3,462

(i)	Includes $2,000 of amortized debt issuance costs (note 6(b)).

(l)	Asset Retirement Obligation

The Company recognizes the fair value of the liability for an asset retirement obligation in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, the Company will capitalize the asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. The liability is accreted to its present value each period, while the capitalized cost is depreciated over the useful life of the related asset. Retirement obligations associated with long-lived assets are those for which a legal obligation exists under enacted laws, statutes, or written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

The Company owns the land, assets, and facilities related to its business; however, management does not believe that the Company has any legal and/or constructive obligations for asset retirement obligations as of December 31, 2012 and 2011.

(m)	Fair Value Measurement

The Company’s receivables and payables are short–term nature and therefore, the carrying value approximates their respective fair values as of December 31, 2012 and 2011. Debt accrues interest at a variable rate, and as such, the fair value approximates its carrying value as of December 31, 2012 and 2011.

(3)	Asset Acquisition

On the Acquisition Date, the Company purchased the manufacturing facility offered for sale by Eastman Chemical Company in the Asset Acquisition for $26,500. The Company funded the purchase and subsequent construction activities of the facility through intercompany related–party loans from OCI Fertilizer International B.V. as well as a Credit Facility agreement with syndicate of lenders. See note 6.

The assets purchased had not been operating since December 2004, and therefore, the Company commenced a rehabilitation and renovation program at the facility shortly following the Acquisition

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

Date. The Asset Acquisition has been accounted for in accordance with FASB ASC Topic 805, Business Combinations. Accordingly, management evaluated whether the Asset Acquisition is a business combination based on the definition of a business in accordance with FASB ASC Topic 805. Management concluded that the Asset Acquisition does not constitute a business primarily based on the fact that the assets purchased are the only inputs acquired and no processes and/or outputs were acquired. As such, the Asset Acquisition was accounted for as an asset acquisition. Accordingly, the total purchase price represents the value of the manufacturing facility acquired in connection with the Asset Acquisition. The Company did not acquire any working capital, contracts, employees, intellectual properties, and/or intangible assets as part of the Asset Acquisition. The Company also did not assume any liabilities as part of the Asset Acquisition.

In connection with the Asset Acquisition, the Company incurred costs related to advisory, legal, valuation, and other professional consulting fees, which were expensed and are included within selling, general, and administrative expenses in the statements of operations for the year ended December 31, 2011. No such costs were incurred for the year ended December 31, 2012.

(4)	Property, Plant, and Equipment

	2012	2011
Land	$1,479	$1,479
Buildings	5,035	5,035
Plant and equipment	323,718	45,615
Vehicles	63	63
Construction in progress	10,390	95,694

	340,685	147,886
Less accumulated depreciation	11,355	—

	$329,330	$147,886

As of December 31, 2011, the Company’s assets were not ready for their intended use. As such, no depreciation expense was recorded for the year ended December 31, 2011.

(5)	Inventories

As of December 31, 2012 and 2011, all the Company’s inventories consisted of finished goods, and the Company had no raw materials and/or work in progress inventories. As of December 31, 2011, the Company’s inventories consisted of finished goods purchased from third parties and finished goods produced by the Company for testing purposes. As of December 31, 2012, the Company’s inventories consisted of finished goods produced by the Company from normal production. Below is a summary of inventories balances by product as of December 31, 2012 and 2011:

	2012	2011
Ammonia	$877	$2,251
Methanol	3,553	2,642

Total	$4,430	$4,893

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

(6)	Debt

(a)	Debt – Related Party

The Company has related–party debt agreements with OCI Fertilizer International B.V., which consist of the following as of December 31, 2012 and 2011:

	December 31, 2012	Interest rate	Interest rate as of December 31, 2012	Maturity date
Facility loan I	$40,000	9.25% + LIBOR	9.46%	August 1, 2014
Facility loan II	100,000	9.25% + LIBOR	9.46	August 1, 2014
Facility loan III	30,482	9.25% + LIBOR	9.46	December 31, 2014

Total	$170,482

	December 31, 2011	Interest rate	Interest rate as of December 31, 2011	Maturity date
Term loan	$57,500	7.00%	7.00%	July 4, 2016
Revolving loan	35,000	9.25% + LIBOR	9.50	May 12, 2012
Facility loan I	40,000	9.25% + LIBOR	9.50	August 1, 2014

Total	$132,500

During 2012, the Company borrowed funds under the facility loans II and III. As of December 31, 2012, the borrowing capacity under the facility loans I, II, and III was $40,000, $100,000, and $50,000, respectively. The principal and interest for all related–party loans are due at maturity.

The maturity of the revolving loan is one year from the date of the agreement (May 12, 2011) or a later date to be agreed upon with the lender, which is May 12, 2012 as of December 31, 2011. The facility loan I agreement was amended on June 26, 2012 to extend the maturity date from December 31, 2012 (the original maturity date) to August 1, 2014. As such and in accordance with FASB ASC 470, Debt, the Company classified the facility loan I as a long-term liability as of December 31, 2011.

On April 26, 2012, the Company entered into a term loan facility agreement with a syndicate of lenders, including Credit Agricole Corporate and Investment Bank, as facility agent (the Credit Facility), and borrowed $125,000 under the Credit Facility. On April 30, 2012, the Company utilized the borrowings under the Credit Facility to repay in full and terminate all of the $92,500 of debt outstanding under its related–party term loan and revolving loan. As such and in accordance with FASB ASC 470, the Company classified the related–party revolving loan as a long-term liability as of December 31, 2011.

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

(b)	Debt – External Party

On April 26, 2012, the Company entered into the Credit Facility and borrowed $125,000 under the facility.

	December 31, 2012	Interest rate	Interest rate as of December 31, 2012	Maturity date
Credit Facility	$125,000	4.50% + LIBOR	4.82%	April 25, 2013

Total	$125,000

The Company can extend the maturity date of the Credit Facility no later than 60 days prior to original maturity date of the Credit Facility (April 25, 2013). See note 9. The Credit Facility is guaranteed by Orascom Construction Industries S.A.E., a subsidiary of OCI N.V., with a pledge of 100% of the Company’s limited liability company interests. The Credit Facility contains various restrictive, nonfinancial covenants, which include, among others, reporting requirements, maintenance of specified insurance coverage, compliance of applicable laws and regulations, and maximum annual capital expenditures. The Credit Facility does not contain any financial covenants. The Company paid $3,358 of interest during the year ended December 31, 2012.

The Company incurred $3,000 of debt issuance costs related to the Credit Facility during 2012. The debt issuance costs related to investment banking fees, legal, and other professional fees directly associated with entering into the Credit Facility. The Company recorded the debt issuance costs in other assets in the accompanying balance sheets and is amortizing them over the term of the Credit Facility. The amortization of the debt issuance costs was $2,000 for the year ended December 31, 2012 and is presented as a component of interest expense in the accompanying statements of operations.

(7)	Correction of Immaterial Errors

In 2013, the Company identified errors associated with the classification of an advance payment made to a contractor during 2011 for future capital expenditures. Consequently, the Company has corrected immaterial errors in the accompanying balance sheet as of December 31, 2011 by decreasing “Other current assets and prepaid expenses” by $10,000 and increasing “Property, plant and equipment” by $10,000 and in the accompanying statement of cash flows for the year ended December 31, 2011 by decreasing cash flows used in operating activities by $10,000 and increasing cash flows used in investing activities by $10,000. The correction of these errors does not impact the net change in cash and cash equivalents, has no impact on net income and is not material to our previously reported balance sheet or statement of cash flows.

(8)	Related–Party

During the years ended December 31, 2012 and 2011, the Company had related–party transactions with OCI Fertilizer International B.V. related to management support fees of $4,016 and $223, respectively, which are recorded in general and administrative expense in the accompanying statements of operations. As indicated in note 6(a), the Company also has related–party debt as of December 31, 2012 and 2011. No other related–party transactions occurred during the years ended December 31, 2012 and 2011.

OCI BEAUMONT LLC

Notes to Financial Statements

December 31, 2012 and 2011

(Dollars in thousands)

(9)	New Accounting Pronouncements

Future Adoption of Accounting Standards

The following new accounting pronouncements have been issued, but have not yet been adopted as of December 31, 2012:

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have a material impact on our financial position or results of operations.

(10)	Legal Proceedings

The Company is involved in various claims and/or legal actions from time to time arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity. The Company’s facilities could be subject to potential environmental liabilities primarily relating to contamination caused by current and/or former operations at those facilities. Some environmental laws could impose on the Company the entire costs of cleanup regardless of fault, legality of the original disposal, or ownership of the disposal site. In some cases, the governmental entity with jurisdiction could seek an assessment for damage to the natural resources caused by contamination from those sites. The Company had no operating expenditures for environmental fines, penalties, or government-imposed remedial or corrective actions during the years ended December 31, 2012 and 2011.

(11)	Subsequent Events

On February 22, 2013, the Company obtained the approval from the Credit Facility lenders to amend the definition of the “Extension” in the Credit Facility agreement. On April 23, 2013, the Company obtained the approval from the Credit Facility lenders to extend the maturity date to July 24, 2013 (90 days from the original maturity date).

The Company has evaluated significant events and transactions that have occurred from the balance sheet date through May 16, 2013 (the date the financial statements were available to be issued) and has determined that there were no other events or transactions other than those disclosed above that would require recognition and/or disclosure in the Company’s financial statements as of and for the years ended December 31, 2012 and 2011.

Report of Independent Registered Public Accounting Firm

The Partners

OCI Partners LP:

We have audited the accompanying balance sheet of OCI Partners LP as of September 18, 2013. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of OCI Partners LP as of September 18, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

September 23, 2013

OCI PARTNERS LP

BALANCE SHEET

AS OF SEPTEMBER 18, 2013

(IN ACTUAL DOLLARS)

As of September 18, 2013

Assets
Cash	$1,000

Total Assets	$1,000

Partner’s capital	$1,000

The accompanying note is an integral part of this balance sheet.

OCI Partners LP

Notes to Balance Sheet

September 18, 2013

(1) Nature of Operations

OCI Partners LP (the “Partnership”) is a Delaware limited partnership formed on February 7, 2013 to own and operate a recently upgraded methanol and anhydrous ammonia production facility that is strategically located on the U.S. Gulf Coast near Beaumont, Texas.

The Partnership intends to offer common units to the public, representing limited partnership interests, pursuant to a public offering and to concurrently issue common units, representing additional limited partnership interests in the Partnership to OCI USA, an affiliate of the Partnership.

OCI GP LLC, as the general partner and for a non-economic general partner interest, contributed $0, and OCI USA, as an affiliate of the Partnership, contributed $1,000, all in the form of cash, to the Partnership on September 18, 2013. As of September 23, 2013 there have been no other transactions involving the Partnership.

(2) Subsequent Events

The Partnership has evaluated significant events and transactions that have occurred from the balance sheet date through September 23, 2013 (the date the balance sheet was available to be issued) and has determined that there were no other events or transactions other than those disclosed above that would require recognition and/or disclosure in the Partnership’s balance sheet as of September 18, 2013.

APPENDIX A

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

OCI PARTNERS LP

A Delaware Limited Partnership

Dated as of

[                    ], 2013

A-i

A-ii

A-iii

A-iv

FIRST AMENDED AND RESTATED AGREEMENT OF

LIMITED PARTNERSHIP OF OCI PARTNERS LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF OCI PARTNERS LP, dated as of [                    ], 2013, is entered into by and between OCI GP LLC, a Delaware limited liability company, as the General Partner, and OCI USA INC., a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(b)(i) or Section 6.1(b)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.4(d)(i) or Section 5.4(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or asset at the time of contribution and in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.4(d), in both cases as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of OCI Partners LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest, (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Board of Directors” means, with respect to the General Partner, its board of directors or board of managers, if the General Partner is a corporation or limited liability company, or the board of directors or board of managers of the general partner of the General Partner, if the General Partner is a limited partnership, as applicable.

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.4 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.4. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means (a) any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions) or (b) current distributions that a Partner is entitled to receive but otherwise waives.

“Carrying Value” means (a) with respect to a Contributed Property or an Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination; provided, however, that the Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.4(d) to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Certificate” means a certificate, in such form (including in global form if permitted by applicable rules and regulations of The Depository Trust Company and its permitted successors and assigns) as may be adopted by the General Partner, issued by the Partnership and evidencing ownership of one or more classes of Partnership Interests. The initial form of certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligible Holder” means a Limited Partner whose nationality, citizenship or other related status the General Partner determines, upon receipt of an Eligibility Certificate or other requested information, does not or would not create under any federal, state or local law or regulation to which a Group Member is subject, a substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or other authorization, in which a Group Member has an interest.

“claim” (as used in Section 7.12(g)) has the meaning given such term in Section 7.12(g).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the IPO Underwriters pursuant to the provisions of the IPO Underwriting Agreement.

“Closing Price” for any day, with respect to Limited Partner Interests of a particular class, means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the last closing bid and ask prices on such day, regular way, in either case as reported on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange, the average of the high bid and low ask prices on such day in the over-the-counter market, as reported by such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and ask prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning given such term in Section 11.3.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Limited Partner Interest having the rights and obligations specified with respect to Common Units in this Agreement.

“Conflicts Committee” means a committee of the Board of Directors composed of two or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not an officer, director or employee of any Affiliate of the General Partner (other than Group Members), (c) is not a holder of any ownership interest in the General Partner or its Affiliates or the Partnership Group other than (i) Common Units and (ii) awards that are granted to such director in his or her capacity as a director under any long-term incentive plan, equity compensation plan or similar plan implemented by the General Partner or the Partnership and (d) is determined by the Board of Directors to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading (or if no such National Securities Exchange, the New York Stock Exchange).

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.4(d), such property or other asset shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of [                    ], 2013, by and between OCI USA, the General Partner, Partnership and the Operating Company, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(b)(xi).

“Current Market Price” means, as of any date for any class of Limited Partner Interests, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance” has the meaning given such term in Section 5.2(c).

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

“Derivative Partnership Interests” means any options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative securities relating to, convertible into or exchangeable for Partnership Interests.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” means a certificate the General Partner may request a Limited Partner to execute as to such Limited Partner’s (or such Limited Partner’s beneficial owners’) federal income tax status or nationality, citizenship or other related status for the purpose of determining whether such Limited Partner is an Ineligible Holder.

“Event of Withdrawal” has the meaning given such term in Section 11.1(a).

“Excess Distribution” has the meaning given such term in Section 6.1(b)(iii).

“Excess Distribution Unit” has the meaning given such term in Section 6.1(b)(iii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

“General Partner” means OCI GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the non-economic management interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to ownership or profits or losses or any rights to receive distributions from operations or upon the liquidation or winding up of the Partnership.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means two or more Persons that have, or with or through any of their respective Affiliates or Associates have, any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case, as such may be amended, supplemented or restated from time to time.

“Holder” means any of the following:

(a) the General Partner who is the Record Holder of Registrable Securities;

(b) any Affiliate of the General Partner who is the Record Holder of Registrable Securities (other than natural persons who are Affiliates of the General Partner by virtue of being officers, directors or employees of the General Partner or any of its Affiliates);

(c) any Person who has been the General Partner within the prior two years and who is the Record Holder of Registrable Securities;

(d) any Person who has been an Affiliate of the General Partner within the prior two years and who is the Record Holder of Registrable Securities (other than natural persons who were Affiliates of the General Partner by virtue of being officers, directors or employees of the General Partner or any of its Affiliates); and

(e) a transferee and current Record Holder of Registrable Securities to whom the transferor of such Registrable Securities, who was a Holder at the time of such transfer, assigns its rights and obligations under this Agreement; provided, such transferee agrees in writing to be bound by the terms of this Agreement and provides its name and address to the Partnership promptly upon such transfer.

“Indemnified Persons” has the meaning given such term in Section 7.12(g).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of (i) any Group Member, the General Partner or any Departing General Partner or (ii) any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as a manager, managing member, general partner, director, officer, fiduciary or trustee of another Person owing a fiduciary duty to any Group Member, provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s status, service or relationship exposes such Person to potential claims, demands, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” means a Limited Partner who is not a Citizenship Eligible Holder or a Rate Eligible Holder.

“Initial Limited Partners” means OCI USA (with respect to its Limited Partner Interest as the Organizational Limited Partner and the Common Units received by it pursuant to Section 5.2(a)) and the IPO Underwriters upon the issuance by the Partnership of Common Units as described in Section 5.2(b) in connection with the Initial Public Offering.

“Initial Public Offering” means the initial offering and sale of Common Units to the public (including the offer and sale of Common Units pursuant to the Option to Purchase Additional Common Units), as described in the IPO Registration Statement.

“Initial Unit Price” means, with respect to the Common Units, the initial public offering price per Common Unit at which the Common Units were first offered to the public for sale as set forth on the cover page of the IPO Prospectus.

“IPO Prospectus” means the final prospectus relating to the Initial Public Offering dated October 3, 2013 and filed by the Partnership with the Commission pursuant to Rule 424 of the Securities Act on [                    ], 2013.

“IPO Registration Statement” means the Registration Statement on Form S-1 (File No. 333-189350), as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Public Offering.

“IPO Underwriter” means each Person named as an underwriter in Schedule A to the IPO Underwriting Agreement who purchases Common Units pursuant thereto.

“IPO Underwriting Agreement” means that certain Underwriting Agreement dated as of October 3, 2013 among the IPO Underwriters, OCI NV, OCI USA, the General Partner, the Partnership and the Operating Company, providing for the purchase of Common Units by the IPO Underwriters.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner and each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means an equity interest of a Limited Partner in the Partnership, which may be evidenced by Common Units or other Partnership Interests or a combination thereof (but excluding Derivative Partnership Interests), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner pursuant to the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (d) of the third sentence of Section 12.1, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected pursuant to Section 12.3 to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Merger Agreement” has the meaning given such term in Section 14.1.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

“Net Agreed Value” means (a) in the case of any Contributed Property, the Agreed Value of such property or other asset reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property or other asset is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.4(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 752 of the Code.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain for such taxable period over the Partnership’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.4(b) and shall not include any items specially allocated under Section 6.1(b) .

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction for such taxable period over the Partnership’s items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.4(b) and shall not include any items specially allocated under Section 6.1(b).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice” means a written request from a Holder pursuant to Section 7.12 which shall (a) specify the Registrable Securities intended to be registered, offered and sold by such Holder, (b) describe the nature or method of the proposed offer and sale of Registrable Securities and (c) contain the undertaking of such Holder to provide all such information and materials and take all action as may be required or appropriate in order to permit the Partnership to comply with all applicable requirements and obligations in connection with the registration and disposition of such Registrable Securities pursuant to Section 7.12.

“Notice of Election to Purchase” has the meaning given such term in Section 15.1(b).

“OCI NV” means OCI N.V., a Netherlands public limited liability company (a Naamloze Vennootschap).

“OCI USA” means OCI USA Inc., a Delaware corporation.

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of [                    ], 2013, by and between OCI NV, OCI USA, the General Partner, the Partnership and the Operating Company, as such agreement may be amended, supplemented or restated from time to time.

“Operating Company” means OCI Beaumont LLC, a Texas limited liability company, and any successors thereto.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner or to such other person selecting such counsel or obtaining such opinion.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the IPO Underwriters upon exercise of the Option to Purchase Additional Common Units.

“Option to Purchase Additional Common Units” means the option to purchase additional Common Units granted to the IPO Underwriters by the Partnership pursuant to Section 2(b) of the IPO Underwriting Agreement.

“Organizational Limited Partner” means OCI USA in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership Register as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class, all Partnership Interests owned by or for the benefit of such Person or Group shall not be entitled to be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class directly or indirectly from a Person or Group described in clause (i), provided that, upon or prior to such acquisition, the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership with the prior approval of the Board of Directors.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means OCI Partners LP, a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries.

“Partnership Interest” means any equity interest, including any class or series of equity interest, in the Partnership, which shall include any Limited Partner Interests and the General Partner Interest but shall exclude any Derivative Partnership Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Partnership Register” means a register maintained on behalf of the Partnership by the General Partner, or, if the General Partner so determines, by the Transfer Agent as part of the Transfer Agent’s books and transfer records, with respect to each class of Partnership Interests in which all Record Holders and transfers of such class of Partnership Interests are registered or otherwise recorded.

“Percentage Interest” means, as of any date of determination, (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder, by (B) the total number of Outstanding Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.5, the percentage established as a part of such issuance. The Percentage Interest with respect to the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, estate, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Plan of Conversion” has the meaning given such term in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to Holders who have requested to include Registrable Securities in a Registration Statement pursuant to Section 7.12(a) or Section 7.12(b), apportioned among all such Holders in accordance with the relative number of Registrable Securities held by each such holder and included in the Notice relating to such request.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership which includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Rate Eligible Holder” means a Limited Partner subject to United States federal income taxation on the income generated by the Partnership. A Limited Partner that is an entity not subject to United States federal income taxation on the income generated by the Partnership shall be deemed a Rate Eligible Holder so long as all of the entity’s beneficial owners are subject to such taxation.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to receive notice of, or entitled to exercise rights in respect of, any lawful action of Limited Partners (including voting) or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered in the records of the Transfer Agent and in the Partnership Register as of the Partnership’s close of business on a particular Business Day or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered in the Partnership Register that the General Partner has caused to be kept as of the Partnership’s close of business on a particular Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Registrable Security” means any Partnership Interest other than the General Partner Interest; provided, however, that any Registrable Security shall cease to be a Registrable Security: (a) at the time a Registration Statement covering such Registrable Security is declared effective by the Commission, or otherwise becomes effective under the Securities Act, and such Registrable Security has been sold or disposed of pursuant to such Registration Statement; (b) at the time such Registrable Security may be disposed of pursuant to Rule 144 (or any successor or similar rule or regulation under the Securities Act); (c) when such Registrable Security is held by a Group Member and (d) at the time such Registrable Security has been sold in a private transaction in which the transferor’s rights under Section 7.12 of this Agreement have not been assigned to the transferee of such securities.

“Registration Statement” has the meaning given such term in Section 7.12(a) of this Agreement.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(b)(i), Section 6.1(b)(ii), Section 6.1(b)(iv), Section 6.1(b)(v), Section 6.1(b)(vi), Section 6.1(b)(vii) or Section 6.1(b)(ix).

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12 of this Agreement.

“Special Approval” means approval by a majority of the members of the Conflicts Committee acting in good faith.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” has the meaning given such term in Section 14.2(b).

“Tax Matters Partner” has the meaning given such term in Section 9.3.

“Trading Day” means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

“Transaction Documents” has the meaning given such term in Section 7.1(b).

“transfer” has the meaning given such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed or admitted to trading (if any); provided, however, that, if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act as registrar and transfer agent for such class of Partnership Interests.

“Treasury Regulation” means the United States Treasury regulations promulgated under the Code.

“Underwritten Offering” means (a) an offering pursuant to a Registration Statement in which Partnership Interests are sold to an underwriter on a firm commitment basis for reoffering to the public (other than the Initial Public Offering), (b) an offering of Partnership Interests pursuant to a Registration Statement that is a “bought deal” with one or more investment banks and (c) an “at-the-market” offering pursuant to a Registration Statement in which Partnership Interests are sold to the public through one or more investment banks or managers on a best efforts basis.

“Unit” means a Partnership Interest (other than the General Partner Interest) that is designated by the General Partner as a “Unit” and shall include Common Units.

“Unit Majority” means at least a majority of the Outstanding Common Units.

“Unitholders” means the Record Holders of Units.

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.4(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.4(d)).

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement from time to time.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” has the meaning given such term in Section 11.1(b).

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” or words of like import shall be deemed to be followed by the words “without limitation” and (d) the terms “hereof,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. To the fullest extent permitted by law, any construction or interpretation of this Agreement by the General Partner, any action taken pursuant thereto and any determination made by the General Partner in good faith shall, in each case, be conclusive and binding on all Record Holders, each other Person or Group who acquires an interest in a Partnership Interest and all other Persons for all purposes.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of OCI Partners LP in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the record owner thereof for all purposes.

Section 2.2 Name. The name of the Partnership shall be “OCI Partners LP”. Subject to applicable law, the Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 5470 N. Twin City Highway, Nederland, Texas 77627, and the mailing address of the Partnership shall be P.O. Box 1647, Nederland, Texas 77627, or such other place or places as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The physical address of the General Partner shall be 5470 N. Twin City Highway, Nederland, Texas 77627, and the mailing address of the General Partner shall be P.O. Box 1647, Nederland, Texas 77627, or such other place or places as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity and (b) do anything necessary or appropriate in furtherance of the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve the conduct by the Partnership of any business and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware

Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to propose or approve the conduct by the Partnership of any business shall be permitted to do so in its sole and absolute discretion.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, or by its consolidated Subsidiaries, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more Affiliates of the General Partner or one or more nominees of the General Partner or its Affiliates, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more Affiliates of the General Partner or one or more nominees of the General Partner or its Affiliates shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to any successor General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. No action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) nor shall any such action affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Rights of Limited Partners.

(a) Each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i) to obtain from the General Partner either (A) the Partnership’s most recent filings with the Commission on Form 10-K and any subsequent filings on Form 10-Q or Form 8-K or (B) if the Partnership is no longer subject to the reporting requirements of the Exchange Act, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act (or any successor rule or regulation under the Securities Act); provided, that the foregoing materials shall be deemed to be available to a Limited Partner in satisfaction of the requirements of this Section 3.3(a)(i) if posted on or accessible through the Partnership’s or the Commission’s website;

(ii) to obtain a current list of the name and last known business, residence or mailing address of each Partner; and

(iii) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto.

(b) To the fullest extent permitted by law, the rights to information granted the Limited Partners pursuant to Section 3.3(a) replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act, and each of the Limited Partners, each other Person or Group who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have any rights as Limited Partners, interest holders or otherwise to receive any information either pursuant to Sections 17-305(a) of the Delaware Act or otherwise except for the information identified in Section 3.3(a).

(c) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.3).

(d) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Limited Partners, each other Person or Group who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person or Group.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP

INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Record Holders of Partnership Interests and, where appropriate, Derivative Partnership Interests, shall be recorded in the Partnership Register and ownership of such interests shall be evidenced by a physical certificate or book entry notation in the Partnership Register. Notwithstanding anything to the contrary in this Agreement, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by physical certificates. Certificates, if any, shall be executed on behalf of the Partnership by the Chief Executive Officer, President,

Chief Financial Officer or any Executive Vice President, Senior Vice President or Vice President and the Secretary, any Assistant Secretary or other authorized officer of the General Partner, and shall bear the legend set forth in Section 4.7(d). The signatures of such officers upon a certificate may, to the extent permitted by law, be facsimiles. In case any officer who has signed or whose signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Partnership with the same effect as if he or she were such officer at the date of its issuance. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that, if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. With respect to any Partnership Interests that are represented by physical certificates, the General Partner may determine that such Partnership Interests will no longer be represented by physical certificates and may, upon written notice to the holders of such Partnership Interests and subject to applicable law, take whatever actions it deems necessary or appropriate to cause such Partnership Interests to be registered in book entry or global form and may cause such physical certificates to be cancelled or deemed cancelled.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct, to indemnify the Partnership, the Limited Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner or the Transfer Agent.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, to the fullest extent permitted by law, such Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The names and addresses of Unitholders as they appear in the Partnership Register shall be the official list of Record Holders of the Partnership Interests for all purposes. The Partnership and the General Partner shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person or Group, regardless of whether the Partnership or the General Partner shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person or Group in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Person on the other hand, such representative Person shall be the Limited Partner with respect to such Partnership Interest upon becoming the Record Holder in accordance with Section 10.1(b) and have the rights and obligations of a Limited Partner hereunder as and to the extent provided herein, including Section 10.1(c).

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns all or any part of its General Partner Interest to another Person and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns all or a part of such Limited Partner Interest to another Person who is or becomes a Limited Partner as a result thereof, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void, and the Partnership shall have no obligation to effect any such transfer or purported transfer.

(c) Nothing contained in this Agreement shall be construed to prevent or limit a disposition by any stockholder, member, partner or other owner of the General Partner or any Limited Partner of any or all of such Person’s shares of stock, membership interests, partnership interests or other ownership interests in the General Partner or such Limited Partner and the term “transfer” shall not include any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall maintain, or cause to be maintained by the Transfer Agent in whole or in part, the Partnership Register on behalf of the Partnership.

(b) The General Partner shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are duly endorsed and surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of this Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered. Upon the proper surrender of a Certificate, such transfer shall be recorded in the Partnership Register.

(c) Upon the receipt by the General Partner and, in the case of uncertificated Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent of proper transfer instructions from the Record Holder of uncertificated Limited Partner Interests, such transfer shall be recorded in the Partnership Register.

(d) Except as provided in Section 4.8, by acceptance of any Limited Partner Interests pursuant to a transfer in accordance with this Article IV, each transferee of a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the Partnership Register and such Person becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(e) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.7, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law (including the Securities Act), Limited Partner Interests shall be freely transferable.

(f) The General Partner and its Affiliates shall have the right at any time to transfer their Common Units (however issued) to one or more Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to September 30, 2023, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after September 30, 2023, the General Partner may transfer all or any part of its General Partner Interest without the approval of any Limited Partner or any other Person.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest owned by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Restrictions on Transfers.

(a) Except as provided in Section 4.7(c), notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed). The Partnership may issue stop transfer instructions to any Transfer Agent in order to implement any restriction on transfer contemplated by this Agreement.

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes (to the extent not already so treated or taxed) or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) Except as provided in Section 4.8, nothing in this Agreement shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(d) Each certificate or book entry evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF OCI PARTNERS LP THAT THIS SECURITY MAY NOT BE TRANSFERRED IF SUCH TRANSFER (AS DEFINED IN THE PARTNERSHIP AGREEMENT) WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF OCI PARTNERS LP UNDER THE LAWS OF THE STATE OF DELAWARE OR (C) CAUSE OCI PARTNERS LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE GENERAL PARTNER OF OCI PARTNERS LP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO (A) AVOID A SIGNIFICANT RISK OF OCI PARTNERS LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED) OR (B) PRESERVE THE UNIFORMITY OF THE LIMITED PARTNER INTERESTS IN OCI PARTNERS LP (OR ANY CLASS OR CLASSES THEREOF). THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL EXECUTIVE OFFICES OF THE PARTNERSHIP. EXCEPT AS PROVIDED IN SECTION 4.8 OF THE PARTNERSHIP AGREEMENT OF OCI PARTNERS LP, THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.8 Eligibility Certificates; Ineligible Holders.

(a) The General Partner may upon demand or on a regular basis require Limited Partners, and transferees of Limited Partner Interests in connection with a transfer, to execute an Eligibility Certificate or provide other information as is necessary for the General Partner to determine if any such Limited Partners or transferees are Ineligible Holders.

(b) If any Limited Partner (or its beneficial owners) fails to furnish to the General Partner within 30 days of its request an Eligibility Certificate and other information related thereto, or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner or a transferee of a Limited Partner is an Ineligible Holder, the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9 or the General Partner may refuse to effect the transfer of the Limited Partner Interests to such transferee. In addition, the General Partner shall be substituted for any Limited Partner that is an Ineligible Holder as the Limited Partner in respect of the Ineligible Holder’s Limited Partner Interests.

(c) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Ineligible Holders, distribute the votes in the same ratios as the votes of Limited Partners (including the General Partner and its Affiliates) in respect of Limited Partner Interests other than those of Ineligible Holders are cast, either for, against or abstaining as to the matter.

(d) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of its Limited Partner Interest (representing the right to receive its share of such distribution in kind).

(e) At any time after an Ineligible Holder can and does certify that it no longer is an Ineligible Holder, it may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Ineligible Holder not redeemed pursuant to Section 4.9, such Ineligible Holder upon approval of the General Partner, shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the Limited Partner in respect of such Limited Partner Interests.

(f) If at any time a transferee of a Partnership Interest fails to furnish an Eligibility Certificate or any other information requested by the General Partner pursuant to this Section 4.8 within 30 days of such request, or if upon receipt of such Eligibility Certificate or other information the General Partner determines, with the advice of counsel, that such transferee is an Ineligible Holder, the Partnership may, unless the transferee establishes to the satisfaction of the General Partner that such transferee is not an Ineligible Holder, prohibit and void the transfer, including by placing a stop order with the Transfer Agent.

Section 4.9 Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Limited Partner fails to furnish an Eligibility Certificate or any other information requested within the period of time specified in Section 4.8, or if upon receipt of such Eligibility Certificate or other information the General Partner determines, with the advice of counsel, that a Limited Partner is an Ineligible Holder, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is not an Ineligible Holder or has transferred its Limited Partner Interests to a Person who is not an Ineligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at such Limited Partner’s last address designated in the Partnership Register, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which such Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Limited Partner or such Limited Partner’s duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Limited Partner or transferee at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee, agent or representative of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring its Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement and the transferor provides notice of such transfer to the General Partner. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that such transferee is not an Ineligible Holder. If the transferee fails to make such certification within 30 days after the request and, in any event, before the redemption date, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions. In connection with the formation of the Partnership under the Delaware Act, (a) the General Partner was admitted as the General Partner of the Partnership and issued the General Partner Interest and (b) the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $1,000.00 in exchange for a 100% Limited Partner Interest in the Partnership and was admitted as a Limited Partner of the Partnership. As of the Closing Date, pursuant to the Contribution Agreement, the interest of the Organizational Limited Partner shall be partially redeemed in exchange for the return of the initial Capital Contribution of the Organizational Limited Partner, and 100% of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner. The Organizational Limited Partner hereby continues as a limited partner of the Partnership with respect to the portion of its interest that is not partially redeemed.

Section 5.2 Contributions by Limited Partners.

(a) On the Closing Date, pursuant to and as described in the Contribution Agreement, OCI USA contributed to the Partnership, as a Capital Contribution, all of its limited liability company interests in the Operating Company in exchange for [            ] Common Units and the right to receive the Deferred Issuance, if any.

(b) On the Closing Date and pursuant to the IPO Underwriting Agreement, each IPO Underwriter contributed cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement.

(c) Upon each exercise, if any, of the Option to Purchase Additional Common Units, each IPO Underwriter shall contribute cash to the Partnership on the applicable Option Closing Date in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement. Any Common Units subject to the Option to Purchase Additional Common Units that are not purchased by the IPO Underwriters pursuant to the Option to Purchase Additional Common Units, if any (the “Deferred Issuance”), will be issued to OCI USA at the expiration of the Option to Purchase Additional Common Units period for no additional consideration, all as set forth in the IPO Underwriting Agreement.

(d) Except for the Capital Contributions made or to be made pursuant to Section 5.2(a) through Section 5.2(c) and for Capital Contributions required to be made in connection with future issuances of Partnership Interests in accordance with Section 5.5, no Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.3 Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.4 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). The initial Capital Account balance attributable to the Common Units issued to OCI USA pursuant to Section 5.2(a) and, to the extent applicable, Section 5.2(c), shall equal the Net Agreed Value of the Capital Contribution specified in Section 5.2(a) or Section 5.2(c), as applicable, which shall be deemed to equal the product of the number of Common Units issued to OCI USA pursuant to Section 5.2(a) or Section 5.2(c), as applicable, and the Initial Unit Price for each such Common Unit (and the initial Capital Account balance attributable to each such Common Unit shall equal its Initial Unit Price). The initial Capital Account balance attributable to the Common Units issued to the IPO Underwriters pursuant to Section 5.2(b) shall equal the product of the number of Common Units so issued to the IPO Underwriters and the Initial Unit Price for each Common Unit (and the initial Capital Account balance attributable to each such Common Unit shall equal its Initial Unit Price). Thereafter, the Capital Account shall in respect of each such Partnership Interest be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.4(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.4(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose); provided, that:

(i) Solely for purposes of this Section 5.4, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by (x) any other Group Member that is classified as a partnership or disregarded entity for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership or disregarded entity for federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code that may be made by the Partnership. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) An item of income of the Partnership that is described in Section 705(a)(1)(B) of the Code (with respect to items of income that are exempt from tax) shall be treated as an item of income for the purpose of this Section 5.4(b), and an item of expense of the Partnership that is described in Section 705(a)(2)(B) of the

Code (with respect to expenditures that are not deductible and not chargeable to capital accounts), shall be treated as an item of deduction for the purpose of this Section 5.4(b).

(vi) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.4(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), upon an issuance of additional Partnership Interests for cash or Contributed Property or the issuance of Partnership Interests as consideration for the provision of services, the Capital Account of each Partner and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, derived from the current trading price of the Common Units, and taking fully into account the fair market value of the Partnership Interests of all Partners at such time, and then allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate).

(ii) In accordance with Treasury Regulation Section 1.704- 1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated among the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all

Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined in the same manner as that provided in Section 5.4(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.5 Issuances of Additional Partnership Interests and Derivative Partnership Interests.

(a) The Partnership may issue additional Partnership Interests and Derivative Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.5(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may, or shall be required to, redeem the Partnership Interest; (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by Certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Partnership Interests pursuant to this Section 5.5, (ii) reflecting admission of such additional Limited Partners in the Partnership Register as the Record Holders of such Limited Partner Interests and (iii) all additional issuances of Partnership Interests and Derivative Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests or Derivative Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or Derivative Partnership Interests pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.6 Limited Preemptive Right. Except as provided in this Section 5.6 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. Other than with respect to the issuance of Partnership Interests in connection with the Initial Public Offering, the General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.7 Splits and Combinations.

(a) Subject to Section 5.7(d), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice (or such shorter periods as required by applicable law). The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Interests to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of Partnership Interests represented by Certificates, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.5(d) and this Section 5.7(d), each fractional Unit shall be rounded to the nearest whole Unit (with fractional Units equal to or greater than a 0.5 Unit being rounded to the next higher Unit).

Section 5.8 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-303(a), 17-607 or 17-804 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.4(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income and Net Loss. After giving effect to the special allocations set forth in Section 6.1(b), Net Income and Net Loss for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Income and Net Loss for such taxable period shall be allocated Pro Rata to all Unitholders.

(b) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership gross income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(b), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of gross income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b) with respect to such taxable period (other than an allocation pursuant to Section 6.1(b)(vi) and Section 6.1(b)(vii)). This Section 6.1(b)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(b)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership gross income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(b), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of gross income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b) and other than an allocation pursuant to Section 6.1(b)(i), Section 6.1(b)(vi) and Section 6.1(b)(vii) with respect to such taxable period. This Section 6.1(b)(ii) is intended to comply with the chargeback of items of gross income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations. If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(b)(iii) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, however, that an allocation pursuant to this Section 6.1(b)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(b)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, however, that an allocation pursuant to this Section 6.1(b)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(b)(iv) and this Section 6.1(b)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that satisfies such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated as determined by the General Partner in accordance with any permissible method under Treasury Regulation Section 1.752-3(a)(3).

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law. For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (A) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (B) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (C) amend the provisions of this Agreement as appropriate (1) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (2) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(b)(x) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Outstanding Limited Partner Interests or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. In exercising its discretion under this Section 6.1(b)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(b)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(b)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) of the second sentence of this Section 6.1(b)(xi)(A) to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(b)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(b)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined to be appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(b)(x)); provided, however, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, that such items for the period beginning on the Closing Date and ending on the last day of the month in which the last Option Closing Date or the expiration of the Option to Purchase Additional Common Units occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder or for the proper administration of the Partnership.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3 Distributions; Distributions to Record Holders.

(a) The Board of Directors may adopt a cash distribution policy, which it may change from time to time without amendment to this Agreement. Distributions, if any, by the Partnership shall be made as and when declared by the Board of Directors.

(b) The Partnership shall make distributions, if any, to Unitholders, Pro Rata.

(c) Distributions, if any, by the Partnership shall be subject to the Delaware Act notwithstanding any other provisions of this Agreement.

(d) Notwithstanding Section 6.3(b) (but subject to Section 6.3(c)), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(e) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of cash to such Partners, as determined appropriate under the circumstances by the General Partner.

(f) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner, in its capacity as such, shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into or exchangeable for Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of cash held by the Partnership;

(vii) the selection and dismissal of officers, employees, agents, internal and outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.7(b));

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Partnership Interests;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each Record Holder and each other Person who may acquire an interest in a Partnership Interest or that is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the IPO Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the IPO Registration Statement that are related to the transactions contemplated by the IPO Registration Statement (collectively, the “Transaction Documents”) (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements thereof entered into after the date such Person becomes bound by the provisions of this Agreement); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the IPO Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.3(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3 Restrictions on the General Partner’s Authority to Sell Assets of the Partnership Group.

Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.4 Reimbursement of and Other Payments to the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement or in the Omnibus Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) Except as may be otherwise provided in the Omnibus Agreement, the General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group) and (ii) all other expenses reasonably allocable to the Partnership Group or otherwise incurred by the General Partner or its Affiliates in connection with managing and operating the Partnership Group’s business and affairs (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. Any allocation of expenses to the Partnership by the General Partner in a manner consistent with its or its Affiliates’ past business practices shall be deemed to have been made in good faith.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Interests or Derivative Partnership Interests), or cause the Partnership to issue Partnership Interests or Derivative Partnership Interests in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of officers, employees, consultants and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests or Derivative Partnership Interests that the General Partner or such Affiliates are obligated to provide to any officers, employees, consultants and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests or Derivative Partnership Interests purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

(d) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

(e) The General Partner and its Affiliates may enter into an agreement to provide services to any Group Member for a fee or otherwise than for cost.

Section 7.5 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership, (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a Limited Partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the IPO Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member, (C) the guarantee of, and mortgage, pledge or encumbrance of any or all of its assets in connection with, any indebtedness of any Group Member or (D) the performance of its obligations under the Omnibus Agreement.

(b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise to any Group Member or any Partner; provided, that such Unrestricted Person does not engage in such business or activity using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement or the partnership relationship established hereby in any business ventures of any Unrestricted Person.

(c) Subject to the terms of Section 7.5(a) and Section 7.5(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any duty or any other obligation of any type whatsoever of the General Partner or any other Unrestricted Person for the Unrestricted Persons (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Unrestricted Persons shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or in equity, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person bound by this Agreement for breach of any duty by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership; provided, that such Unrestricted Person does not engage in such business or activity using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units and/or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by such Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member), except for short-term cash management purposes.

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners existing hereunder, or existing at law, in equity or otherwise, by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to enable distributions to the General Partner or its Affiliates (in their capacities as Limited Partners).

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity on behalf of or for the benefit of the Partnership; provided, that the Indemnitee shall not be indemnified and held harmless pursuant to this Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in intentional fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to any Affiliate of the General Partner (other than a Group Member), or to any other Indemnitee, with respect to any such Affiliate’s obligations pursuant to the Transaction Documents. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under this Agreement or any other agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the IPO Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, executors and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who are bound by this

Agreement for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in intentional fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, to the Partners or to any such other Persons who are bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to such Partners or to any such other Persons who are bound by this Agreement for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other hand, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership. In making a determination under clause (iv) of the immediately preceding sentence, the Board of Directors may, at its option, take into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. Whenever the General Partner makes a determination to refer or not refer any potential conflict of interest to the Conflicts Committee for Special Approval or to seek or not to seek Unitholder approval, then the General Partner shall be entitled, to the fullest extent permitted by law, to make such determination free of any duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard or duty imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or thereby, or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in making such determination shall be permitted to do so at its option. If Special Approval is sought, then it shall be presumed that, in making its decision, the Conflicts Committee acted in good faith, and if the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above or determines that a director satisfies the eligibility requirements to be a member of the Conflicts Committee, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith. In any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging any action by the Conflicts Committee with respect to any matter referred to the Conflicts Committee for Special Approval by the General Partner, any determination by the Board of Directors that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above or any determination by the Board of Directors that a director satisfies the eligibility requirements to be a member of the Conflicts Committee, the Person bringing or prosecuting such proceeding shall have the burden of overcoming the presumption that the Conflicts Committee or the Board of Directors, as applicable, acted in good faith. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the conflicts of interest described in the IPO Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement or any such duty.

(b) Whenever the General Partner or the Board of Directors, or any committee thereof (including the Conflicts Committee), makes a determination or takes or declines to take any other action, or any Affiliate of the General Partner causes the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or thereby, then, unless another express standard is provided for in this Agreement, the General Partner, the Board of Directors or such committee or such Affiliate causing the General Partner to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different duties or standards (including fiduciary duties or standards) imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or thereby or under the Delaware Act or any other law, rule or regulation or at equity. A determination or other action or inaction will conclusively be deemed to be in “good faith” for all purposes of this Agreement if the Person or Persons making such determination or taking or declining to take such other action subjectively believe that the determination or other action or inaction is in the best interests of the Partnership Group. In making such determination or taking or declining to take such other action, such Person or Persons may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to the Partnership.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any Affiliate of the General Partner causes the General Partner to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or thereby, then the General Partner, or such Affiliate causing it to do so, is entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner, or such Affiliate causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or thereby or under the Delaware Act or any other law, rule or regulation or at equity, and the Person or Persons making such determination or taking or declining to take such other action shall be permitted to do so in their sole and absolute discretion. By way of illustration and not of limitation, whenever the phrase, “the General Partner at its option,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity.

(d) The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a partnership.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(f) Except as expressly set forth in this Agreement or expressly required by the Delaware Act, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner, and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(g) The Limited Partners hereby authorize the General Partner, on behalf of the Partnership as a general partner or managing member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10 Other Matters Concerning the General Partner and Other Indemnitees.

(a) The General Partner and any other Indemnitee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and any other Indemnitee may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner or such Indemnitee, respectively, reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been taken or omitted to be taken in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests or Derivative Partnership Interests. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Article IV and Article X.

Section 7.12 Registration Rights of the General Partner and Its Affiliates.

(a) Demand Registration. Upon receipt of a Notice from any Holder at any time after the 180th day after the Closing Date, the Partnership shall file with the Commission as promptly as reasonably practicable a registration statement under the Securities Act (each, a “Registration Statement”) providing for the resale of the Registrable Securities identified in such Notice, which may, at the option of the Holder giving such Notice, be a Registration Statement that provides for the resale of the Registrable Securities from time to time pursuant to Rule 415 under the Securities Act. The Partnership shall use commercially reasonable efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement and to remain effective and available for the resale of the Registrable Securities by the Selling Holders named therein until the earlier of (i) six months following such Registration Statement’s effective date and (ii) the date on which all Registrable Securities covered by such Registration Statement have been sold. In the event one or more Holders request in a Notice to dispose of a number of Registrable Securities that such Holder or Holders reasonably anticipates will result in gross proceeds of at least $20 million in the aggregate pursuant to a Registration Statement in an Underwritten Offering, the Partnership shall retain underwriters that are reasonably acceptable to such Selling Holders in order to permit such Selling Holders to effect such disposition through an Underwritten Offering; provided, however, that the Partnership shall have the exclusive right to select the bookrunning managers. The Partnership and such Selling Holders shall enter into an underwriting agreement in customary form that is reasonably acceptable to the Partnership and take all reasonable actions as are requested by the managing underwriters to facilitate the Underwritten Offering and sale of Registrable Securities therein. No Holder may participate in the Underwritten Offering unless it agrees to sell its Registrable Securities covered by the Registration Statement on the terms and conditions of the underwriting agreement and completes and delivers all necessary documents and information reasonably required under the terms of such underwriting agreement. In the event that the managing underwriter of such Underwritten Offering advises the Partnership and the Holder in writing that in its opinion the inclusion of all or some Registrable Securities would adversely and materially affect the timing or success of the Underwritten Offering, the amount of Registrable Securities that each Selling Holder requested be included in such Underwritten Offering shall be reduced on a Pro Rata basis to the aggregate amount that the managing underwriter deems will not have such material and adverse effect. Any Holder may withdraw from such Underwritten Offering by notice to the Partnership and the managing underwriter; provided, such notice is delivered prior to the launch of such Underwritten Offering.

(b) Piggyback Registration. At any time after the 180th day after the Closing Date, if the Partnership shall propose to file a Registration Statement (other than pursuant to a demand made pursuant to Section 7.12(a)) for an offering of Partnership Interests for cash (other than an offering relating solely to an employee benefit plan, an offering relating to a transaction on Form S-4 or an offering on any registration statement that does not permit secondary sales), the Partnership shall notify all Holders of such proposal at least five Business Days before the proposed filing date. The Partnership shall use commercially reasonable efforts to include such number of Registrable Securities held by any Holder in such Registration Statement as each Holder shall request in a Notice received by the Partnership within two Business Days of such Holder’s receipt of the notice from the Partnership. If the Registration Statement for which the Partnership gives notice under this Section 7.12(b) is for an Underwritten Offering, then any Holder’s ability to include its desired amount of Registrable Securities in such Registration Statement shall be conditioned on such Holder’s inclusion of all such Registrable Securities in the Underwritten Offering; provided, that, in the event that the managing underwriter of such Underwritten Offering advises the Partnership and the Holder in writing that in its opinion the inclusion of all or some Registrable Securities would adversely and materially affect the timing or success of the Underwritten Offering, the amount of Registrable Securities that each Selling Holder requested be included in such Underwritten Offering shall be reduced on a Pro Rata basis to the aggregate amount that the managing underwriter deems will not have such material and adverse effect. In connection with any such Underwritten Offering, the Partnership and the Selling Holders involved shall enter into an underwriting agreement in customary form that is reasonably acceptable to the Partnership and take all reasonable actions as are requested by the managing underwriters to facilitate the Underwritten Offering and sale of Registrable Securities therein. No Holder may participate in the Underwritten Offering unless it agrees to sells its Registrable Securities covered by the Registration Statement on the terms and conditions of the underwriting agreement and completes and delivers all necessary documents and information reasonably required under the terms of such underwriting agreement. Any Holder may withdraw from such Underwritten Offering by notice to the Partnership and the managing underwriter; provided, such notice is delivered prior to the launch of such Underwritten Offering. The Partnership shall have the right to terminate or withdraw any Registration Statement or Underwritten Offering initiated by it under this Section 7.12(b) prior to the effective date of the Registration Statement or the pricing date of the Underwritten Offering, as applicable.

(c) Sale Procedures. In connection with its obligations under this Section 7.12, the Partnership shall:

(i) furnish to each Selling Holder (A) as far in advance as reasonably practicable before filing a Registration Statement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits and each document incorporated by reference therein to the extent then required by the rules and regulations of the Commission), and provide each such Selling Holder the opportunity to object to any information pertaining to such Selling Holder and its plan of distribution that is contained therein and make the corrections reasonably requested by such Selling Holder with respect to such information prior to filing a Registration Statement or supplement or amendment thereto and (B) such number of copies of such Registration Statement and the prospectus included therein and any supplements and amendments thereto as such Persons may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Registration Statement; provided, however, that the Partnership will not have any obligation to provide any document pursuant to clause (B) hereof that is available on the Commission’s website;

(ii) if applicable, use its commercially reasonable efforts to register or qualify the Registrable Securities covered by a Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Holders or, in the case of an Underwritten Offering, the managing underwriter, shall reasonably request; provided, however, that the Partnership shall not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify or to take any action that would subject it to general service of process in any jurisdiction where it is not then so subject;

(iii) promptly notify each Selling Holder and each underwriter, at any time when a prospectus is required to be delivered under the Securities Act, of (A) the filing of a Registration Statement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to such Registration Statement or any post-effective amendment thereto, when the same has become effective and (B) any written comments from the Commission with respect to any Registration Statement or any document incorporated by reference therein and any written request by the Commission for amendments or supplements to a Registration Statement or any prospectus or prospectus supplement thereto;

(iv) immediately notify each Selling Holder and each underwriter, at any time when a prospectus is required to be delivered under the Securities Act, of (A) the occurrence of any event or existence of any fact (but not a description of such event or fact) as a result of which the prospectus or prospectus supplement contained in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the prospectus contained therein, in the light of the circumstances under which a statement is made), (B) the issuance or threat of issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement, or the initiation of any proceedings for that purpose or (C) the receipt by the Partnership of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction. Following the provision of such notice, subject to Section 7.12(f), the Partnership agrees to, as promptly as practicable, amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and to take such other reasonable action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto; and

(v) enter into customary agreements and take such other actions as are reasonably requested by the Selling Holders or the underwriters, if any, in order to expedite or facilitate the disposition of the Registrable Securities, including the provision of comfort letters and legal opinions as are customary in such securities offerings.

(d) Suspension. Each Selling Holder, upon receipt of notice from the Partnership of the happening of any event of the kind described in Section 7.12(c)(iv), shall forthwith discontinue disposition of the Registrable Securities by means of a prospectus or prospectus supplement until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by such subsection, or until it is advised in writing by the Partnership that the use of the prospectus may be resumed, and receipt of copies of any additional or supplemental filings incorporated by reference in the prospectus.

(e) Expenses. Except as set forth in an underwriting agreement for the applicable Underwritten Offering or as otherwise agreed between a Selling Holder and the Partnership, all costs and expenses of a Registration Statement filed or an Underwritten Offering that includes Registrable Securities pursuant to this Section 7.12 (other than underwriting discounts and commissions on Registrable Securities and fees and expenses of counsel and advisors to Selling Holders) shall be paid by the Partnership.

(f) Delay Right. Notwithstanding anything to the contrary herein, if the General Partner determines that the Partnership’s compliance with its obligations in this Section 7.12 would be detrimental to the Partnership because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone compliance with such obligations for a period of not more than six months; provided, however, that such right may not be exercised more than twice in any 24-month period.

(g) Indemnification.

(i) In addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, but subject to the limitations expressly provided in this Agreement, indemnify and hold harmless each Selling Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(g) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, preliminary prospectus, final prospectus or issuer free writing prospectus under which any Registrable Securities were registered or sold by such Selling Holder under the Securities Act, or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus or issuer free writing prospectus in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(ii) Each Selling Holder shall, to the fullest extent permitted by law, indemnify and hold harmless the Partnership, the General Partner, the General Partner’s officers and directors and each Person who controls the Partnership or the General Partner (within the meaning of the Securities Act) and any agent thereof to the same extent as the foregoing indemnity from the Partnership to the Selling Holders, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in a Registration Statement, preliminary prospectus, final prospectus or free writing prospectus relating to the Registrable Securities held by such Selling Holder.

(iii) The provisions of this Section 7.12(g) shall be in addition to any other rights to indemnification or contribution that a Person entitled to indemnification under this Section 7.12(g) may have pursuant to law, equity, contract or otherwise.

(h) Specific Performance. Damages in the event of breach of Section 7.12 by a party hereto may be difficult, if not impossible, to ascertain, and it is therefore agreed that each party, in addition to and without limiting any other remedy or right it may have, will have the right to seek an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the parties hereto hereby waives, to the fullest extent permitted by law, any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such party from pursuing any other rights and remedies at law or in equity that such party may have.

Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer or representative of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer or representative as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer or representative in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or representative be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or representative. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or such officer or representative shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.3(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the Partnership Register, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis, and the General Partner shall be permitted to calculate cash-based measures by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 90 days after the close of each fiscal year of the Partnership (or such shorter period as required by the Commission), the General Partner shall cause to be mailed or made available, by any reasonable means (including by posting on or making accessible through the Partnership’s or the Commission’s website), to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner, and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(b) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 45 days after the close of each Quarter (or such shorter period as required by the Commission) except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including by posting on or making accessible through the Partnership’s or the Commission’s website), to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or year that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner shall designate the Organizational Limited Partner or such other Partner as the General Partner shall determine as the “tax matters partner” (as defined in Section 6231(a)(7) of the Code) (the “Tax Matters Partner”), and such Person is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner to conduct such proceedings.

Section 9.4 Withholding. Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or established under any foreign law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 or Section 12.4(c) in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) Upon the issuance by the Partnership of Common Units to OCI USA and the IPO Underwriters in connection with the Initial Public Offering as described in Article V, such Persons shall, by acceptance of such Limited Partner Interests, and upon becoming the Record Holders of such Limited Partner Interests, be admitted to the Partnership as Initial Limited Partners in respect of the Common Units issued to them and be bound by this Agreement, all with or without execution of this Agreement by such Persons.

(b) By acceptance of any Limited Partner Interests transferred in accordance with Article IV or acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger, consolidation or conversion pursuant to Article XIV, and except as provided in Section 4.8, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group, who shall be subject to Section 10.1(c) below) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when such Person becomes the Record Holder of the Limited Partner Interests so transferred or acquired, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) shall be deemed to represent that the transferee or acquirer has the capacity, power and authority to enter into this Agreement and (iv) shall be deemed to make any consents, acknowledgements or waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and becoming the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.8.

(c) With respect to any Limited Partner that holds Units representing Limited Partner Interests for another Person’s account (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such Limited Partner shall, in exercising the rights of a Limited Partner in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, take all action as a Limited Partner by virtue of being the Record Holder of such Units at the direction of the Person who is the beneficial owner, and the Partnership shall be entitled to assume such Limited Partner is so acting without further inquiry.

(d) The name and mailing address of each Record Holder shall be listed in the Partnership Register maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the Partnership Register from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

(e) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to (a) the withdrawal or removal of the predecessor or transferring General Partner pursuant to Section 11.1 or Section 11.2 or (b) the transfer of the General Partner Interest pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor is hereby authorized to and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the Partnership Register to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A) through (C) of this Section 11.1(a)(iv) or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General

Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, his death or adjudication of incompetency and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Central Time, on September 30, 2023, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Central Time, on September 30, 2023, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Limited Partners, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2 or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not elected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common Units (including Common Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner. In the event of (a) withdrawal of the General Partner or (b) removal of the General Partner by the Unitholders (i) if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 or (ii) if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner, then the successor General Partner shall, prior to the effective date of the withdrawal or removal of such Departing General Partner, purchase the Departing General Partner’s General Partner Interest and the Departing General Partner’s or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. In any event described in the preceding sentence, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3, the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the General Partner Interest and other factors it may deem relevant.

Section 11.4 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, Section 11.2 or Section 12.2, to the fullest extent permitted by law, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and a Withdrawal Opinion of Counsel is received as provided in Section 11.1(b) or Section 11.2 and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Unitholders to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then, to the maximum extent permitted by law, within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the Departing General Partner, then the interest of the Departing General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, however, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner under the Delaware Act and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to satisfy liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Limited Partner agrees that the General Partner, without the approval of any Limited Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect (except as permitted by subsection (g) of this Section 13.1), (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.7 or (iv) is required to effect the intent expressed in the IPO Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of Partnership Interests or Derivative Partnership Interests pursuant to Section 5.5;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement or a Plan of Conversion approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or Section 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d) or Section 14.3(e); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so free of any duty or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement, and, in declining to propose or approve an amendment to this Agreement, to the fullest extent permitted by law, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or thereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to propose or approve any amendment to this Agreement shall be permitted to do so in its sole and absolute discretion. An amendment to this Agreement shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or Section 13.3, the holders of a Unit Majority, unless a greater or different percentage of Outstanding Units is required under this Agreement. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has posted or made accessible such amendment through the Partnership’s or the Commission’s website.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or (ii) in the case of Section 11.2 or Section 13.4, increasing such percentages, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute (x) in the case of a reduction as described in subclause (a)(i) hereof, not less than the voting requirement sought to be reduced, (y) in the case of an increase in the percentage in Section 11.2, not less than 90% of the Outstanding Units or (z) in the case of an increase in the percentage in Section 13.4, not less than a majority of the Outstanding Units.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Limited Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(f), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the specific purposes for which the special meeting is to be called and the class or classes of Units for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send or cause to be sent a notice of the meeting to the Limited Partners. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not be permitted to vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business. If any such vote were to take place, to the fullest extent permitted by law, it shall be deemed null and void to the extent necessary so as not to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1.

Section 13.6 Record Date. For purposes of determining the Limited Partners who are Record Holders of the class or classes of Outstanding Limited Partner Interests entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the General Partner shall set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which such Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7 Postponement and Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless such postponement shall be for more than 45 days. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No Limited Partner vote shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except (i) when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and (ii) that attendance at a meeting is not a waiver of any right to disapprove of any matters submitted for consideration or to object to the failure to submit for consideration any matters required to be included in the notice of the meeting, but not so included, if such objection is expressly made at the beginning of the meeting.

Section 13.9 Quorum and Voting. The presence, in person or by proxy, of holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote at such meeting shall be deemed to constitute the act of all Limited Partners, unless a different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the exit of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the submission and revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Outstanding Units held by such Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Outstanding Units that were not voted. If approval of the taking of any permitted action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) approvals sufficient to take the action proposed are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are first deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.(b) With respect to Units that are held for a Person’s account by another Person that is the Record Holder (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), such Record Holder shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume such Record Holder is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability limited partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America or any other country, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2 Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to consent to any merger, consolidation or conversion of the Partnership shall be permitted to do so in its sole and absolute discretion.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and state or country of domicile of each of the business entities proposing to merge or consolidate;

(ii) the name and state of domicile of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights and (B) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, however, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership;

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the certificate of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such certificate of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d) and Section 14.3(e), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent and, subject to any applicable requirements of Regulation 14A pursuant to the Exchange Act or successor provision, no other disclosure regarding the proposed merger, consolidation or conversion shall be required.

(b) Except as provided in Section 14.3(d) and Section 14.3(e), the Merger Agreement or the Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement or the Plan of Conversion, as the case may be, effects an amendment to any provision of this Agreement that, if contained in an amendment to this Agreement adopted pursuant to Article XIII, would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.

(c) Except as provided in Section 14.3(d) and Section 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or the Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of limited liability under the laws of the jurisdiction governing the other limited liability entity (if that jurisdiction is not Delaware) of any Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another limited liability entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner under the laws of the jurisdiction governing the other limited liability entity (if that jurisdiction is not Delaware) as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed), (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit Outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger or Certificate of Conversion. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion or other filing, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware or the appropriate filing office of any other jurisdiction, as applicable, in conformity with the requirements of the Delaware Act or other applicable law.

Section 14.5 Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the merger or consolidation:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior Partners without any need for substitution of parties; and

(vi) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership or other securities in the converted entity as provided in the Plan of Conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 90% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three Business Days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. Notwithstanding the foregoing, if, at any time, the General Partner and its Affiliates hold less than 70% of the total Limited Partner Interests of any class then Outstanding, then, from and after that time, the General Partner’s right set forth in this Section 15.1(a) shall be exercisable if the General Partner and its Affiliates subsequently hold more than 80% of the total Limited Partner Interests of any class then Outstanding.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the applicable Transfer Agent or exchange agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent or exchange agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner), together with such information as may be required by law, rule or regulation, at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be filed and distributed as may be required by the Commission or any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests, in the case of Limited Partner Interests evidenced by Certificates, or instructions agreeing to such redemption in exchange for payment, at such office or offices of the Transfer Agent or exchange agent as the Transfer Agent or exchange agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at its address as reflected in the Partnership Register shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent or exchange agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate or redemption instructions shall not have been surrendered for purchase or provided, respectively, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article IV, Article V, Article VI and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent or exchange agent of the Certificates representing such Limited Partner Interests, in the case of Limited Partner Interests evidenced by Certificates, or instructions agreeing to such redemption, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the Partnership Register, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the Record Holder of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the Record Holder of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article IV, Article V, Article VI and Article XII).

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender such holder’s Certificate evidencing such Limited Partner Interest to the Transfer Agent or exchange agent in exchange for payment of the amount described in Section 15.1(a) therefor, without interest thereon, in accordance with procedures set forth by the General Partner.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Except as otherwise provided herein, any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at its address as shown in the Partnership Register, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing in the Partnership Register is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in its address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of email and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) or Section 10.1(b) without execution hereof.

Section 16.9 Applicable Law; Forum; Venue and Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person or Group holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a duty (including any fiduciary duty) owed by any director, officer or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims; provided, however, that any claims, suits, actions or proceedings over which the Court of Chancery of the State of Delaware does not have jurisdiction shall be brought in any other court in the State of Delaware having jurisdiction;

(ii) irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the courts of the State of Delaware or of any other court to which proceedings in the courts of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, however, that nothing in this clause (v) shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby, and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision or part of a provision had never been contained herein, and such provision and/or part of a provision shall be reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile and Email Signatures. The use of facsimile signatures and signatures delivered by email in portable document format (.pdf) or other similar electronic format affixed in the name and on behalf of the Transfer Agent on Certificates representing Common Units is expressly permitted by this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

OCI GP LLC

By:
Name: Frank Bakker
Title: President and Chief Executive Officer

ORGANIZATIONAL LIMITED PARTNER:

OCI USA INC.

By:
Name: Kevin Struve
Title: President

Signature Page to First Amended and Restated Agreement of

Limited Partnership of OCI Partners LP

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

OCI Partners LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

OCI Partners LP

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of OCI Partners LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), OCI Partners LP, a Delaware limited partnership (the “Partnership”), hereby certifies that                      (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable in the records of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 5470 N. Twin City Highway, Nederland, Texas 77042. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF OCI PARTNERS LP THAT THIS SECURITY MAY NOT BE TRANSFERRED IF SUCH TRANSFER (AS DEFINED IN THE PARTNERSHIP AGREEMENT) WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF OCI PARTNERS LP UNDER THE LAWS OF THE STATE OF DELAWARE OR (C) CAUSE OCI PARTNERS LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE GENERAL PARTNER OF OCI PARTNERS LP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO (A) AVOID A SIGNIFICANT RISK OF OCI PARTNERS LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED) OR (B) PRESERVE THE UNIFORMITY OF THE LIMITED PARTNER INTERESTS IN OCI PARTNERS LP (OR ANY CLASS OR CLASSES THEREOF). THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL EXECUTIVE OFFICES OF THE PARTNERSHIP. EXCEPT AS PROVIDED IN SECTION 4.8 OF THE PARTNERSHIP AGREEMENT OF OCI PARTNERS LP, THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the

Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and (iii) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated:	OCI PARTNERS LP

	By:	OCI GP LLC, its general partner

By:

By:

Countersigned and Registered by:

[                            ]

as Transfer Agent

By:
Authorized Signature

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common	UNIF GIFT/TRANSFERS MIN ACT—
Custodian
TEN ENT — as tenants by the entireties	(Cust)		(Minor)
under Uniform Gifts/Transfers to CD Minors
JT TEN — as joint tenants with right of survivorship and not as tenants in common	Act
(State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS OF

OCI PARTNERS LP

FOR VALUE RECEIVED,	hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same in the records of OCI Partners LP.

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

(Signature)

(Signature)

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

No transfer of the Common Units evidenced hereby will be registered in the records of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

APPENDIX B

GLOSSARY OF SELECTED TERMS

The following are definitions of certain terms used in this prospectus.

Blue Johnson	Blue, Johnson & Associates, Inc.

Corn Belt	The states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin.

DME	Dimethyl ether, a clean-burning fuel typically produced from methanol that can be easily stored and transported, and which can be used for household cooking and heating.

ethanol	A clear, colorless, flammable oxygenated hydrocarbon. Ethanol typically is produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

feedstock	The term feedstock refers generally to any raw material constituting a primary input for an industrial process. Natural gas constitutes our primary feedstock for the production of both methanol and ammonia.

greenfield	Greenfield refers to an undeveloped site; a greenfield project is thus one where there has been no prior development or exploitation.

Henry Hub	Henry Hub is a distribution hub on the natural gas pipeline system in the south central United States. It connects several natural gas pipelines and lends its name to the pricing point for natural gas futures contracts traded on the NYMEX. Spot and future prices set at Henry Hub are widely seen to be the primary price set for the North American natural gas market.

Jim Jordan	Jim Jordan and Associates, LP.

metric ton	One metric ton is equal to 1,000 kilograms, or approximately 2,205 pounds.

midstream	The midstream sector of the petroleum industry involves the transportation, storage, and wholesale marketing of crude or refined petroleum products. Hydrocarbons are commonly transported by pipeline, barge, rail or truck.

MMBtu	One million British thermal units: a measure of energy. One Btu of heat is required to raise the temperature of one pound of water by one degree Fahrenheit.

MMscf	One million scf, a measure of volume.

MTBE	Methyl tertiary butyl ether, or MTBE, is a chemical compound manufactured by the chemical reaction of methanol and isobutylene. It is a source of octane and is almost exclusively used as a fuel additive in motor gasoline. MTBE is one of a group of chemicals commonly known as “oxygenates” because they raise the oxygen content of gasoline. MTBE is a volatile, flammable and colorless liquid that dissolves easily in water.

MTG	Methanol-to-gasoline, a term encompassing various technological processes whereby methanol is converted into synthetic gasoline.

MTO	Methanol-to-olefins, a term encompassing various technological processes whereby methanol is converted into olefins for the production of packaging, textiles, plastic parts and containers and automotive components.

nameplate capacity	The normal maximum output of a generating source.

naphtha	A flammable oil containing various hydrocarbons, obtained by the dry distillation of organic substances such as coal.

netback	Netback prices at the production facility are based on the price of the product at its destination less all cost involved in transporting the product to its destination.

NYMEX	New York Mercantile Exchange.

olefin	Olefins can be produced from various feedstocks, including naphtha, liquefied petroleum gas, ethane and methanol, and are the basic building blocks used to make many plastics.

scf	Standard cubic feet, a measure of volume.

spot market	A market in which commodities are bought and sold for cash and delivered immediately.

synthesis gas	A mixture of gases (largely hydrogen and nitrogen) that results from heating natural gas in the presence of steam. Also known as syngas.

Tcf	One trillion cubic feet.

turnaround	A periodically required standard procedure to refurbish and maintain a facility that involves the shutdown and inspection of major processing units.

utilization rate	Total production in a period divided by nameplate capacity for that period.

Through and including October 28, 2013 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

17,500,000 Common Units

Representing Limited Partner Interests

OCI Partners LP

PROSPECTUS

BofA Merrill Lynch

Barclays

Citigroup

Allen & Company LLC

J.P. Morgan

October 3, 2013